 Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-296384
Prospectus
16,000,000 Shares
Janus Living, Inc.
Class A-1 Common Stock
We are offering 16,000,000 shares of our Class A-1 common stock. All of the shares of Class A-1 common stock offered by this prospectus are being sold by us.
Our Class A-1 common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “JAN.” On August 10, 2026, the last reported sale price of our Class A-1 common stock was $30.18 per share.
We intend to elect to qualify as a real estate investment trust (“REIT”), for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2026. To assist us in qualifying as a REIT, our charter prohibits, with certain exceptions, the beneficial or constructive ownership by any person of more than 9.8% in value of the aggregate of the outstanding shares of our capital stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our Class A-1 common stock. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock and capital stock. See “Description of Our Capital Stock — Restrictions on Ownership and Transfer” for a detailed description of the ownership and transfer restrictions applicable to our Class A-1 common stock.
We are externally managed and advised by Healthpeak Investment Management, LLC (our “Manager”), an indirect subsidiary of Healthpeak Properties, Inc. (NYSE: DOC) (together with its consolidated subsidiaries, “Healthpeak”), under the terms of a management agreement. Affiliates of Healthpeak own a majority of the voting power of shares of our common stock eligible to vote in the election of our directors. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management — Controlled Company Exception” and “Principal Stockholders.” We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Summary — Implications of Being an Emerging Growth Company.”
Investing in our Class A-1 common stock involves risks. See “Risk Factors” beginning on page 31 of this prospectus for factors you should consider before making a decision to invest in our Class A-1 common stock.
Neither the Securities and Exchange Commission (“SEC”) nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$29.00	$464,000,000
Underwriting discount(1)	$1.0875	$17,400,000
Proceeds, before expenses, to us	$27.9125	$446,600,000

(1)
We refer you to “Underwriting” beginning on page 185 of this prospectus for additional information regarding underwriting compensation.

The underwriters have the option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 2,400,000 shares of our Class A-1 common stock from us at the public offering price less the underwriting discount.
The underwriters expect to deliver the shares of Class A-1 common stock to purchasers on or about August 12, 2026.
Lead Book-Running Managers
BofA Securities J.P. Morgan  Wells Fargo Securities
Bookrunners
BNP PARIBASCredit Agricole CIB Mizuho Morgan Stanley
RBC Capital Markets	Scotiabank	Truist Securities
Co-Managers
BTIGCitizens Capital Markets Huntington Capital Markets M&T Securities
Ramirez & Co., Inc.	Raymond James	Roberts & Ryan	SMBC Nikko
Prospectus dated August 10, 2026

# JanusLiving

The only U.S. publicly traded REIT focused exclusively on the senior housing sector and the only U.S. publicly traded REIT whose entire portfolio is owned and operated under RIDEA or similar structures.

**Freedom Pointe at the Villages**
The Villages, FL

**South Port Square**
Port Charlotte, FL

**Freedom Village at Bradenton**
Bradenton, FL

**Cypress Village**
Jacksonville, FL

i

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We and the underwriters are not making an offer to sell the securities offered hereby in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.
In this prospectus, we refer to information and statistics regarding, among other things, the industry, markets, submarkets and sectors in which we operate. We obtained this information and these statistics from various third-party sources and our own internal estimates. We believe that these sources and estimates are reliable, but this information and these statistics (whether obtained from third-party sources or based on our internal estimates) are subject to assumptions, estimates and other uncertainties, and we have not independently investigated or verified them.
BASIS OF PRESENTATION
In connection with our initial public offering, Healthpeak engaged in a series of transactions (the “formation transactions”), as further described under “Structure and Formation of Our Company.” In connection with the formation transactions, we adopted our charter, which recapitalized our common stock, and Healthpeak transferred, directly or indirectly, the real estate assets that comprised our initial portfolio to us.
NON-GAAP FINANCIAL MEASURES
In this prospectus, we use certain non-GAAP financial measures as supplemental performance measures of our business, including NOI, Adjusted NOI (which is also referred to as “Cash NOI”), Same-Store NOI, Same-Store Adjusted NOI, Nareit FFO and FFO as Adjusted. For definitions of these metrics, reconciliations of these metrics to the most directly comparable GAAP financial measure and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses such metrics, see “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data — Non-GAAP Financial Measures.”
CERTAIN TERMS USED IN THIS PROSPECTUS
Unless the context otherwise requires, the following terms and phrases are used throughout this prospectus as described below:
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“assisted living” means communities or units within senior housing communities that provide supportive care from trained employees to residents who are unable to live independently and require assistance with activities of daily living (such as walking, bathing, dressing, toileting, transferring, and eating). Assisted living residences, not including memory care, typically have state licensure requirements for the delivery of assisted living services;

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“average occupancy” means the average occupied units as a percentage of the total available units for the period presented (derived solely from information provided by our operators without independent verification by us), weighted to reflect our ownership share, and excluding any significant redevelopments and any properties held for sale;

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“Board” means the board of directors of Janus Living, Inc.;

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“Class A-1 common stock” means our Class A-1 common stock, $0.01 par value per share;

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“Class A-2 common stock” means our Class A-2 common stock, $0.01 par value per share;

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“Code” means the Internal Revenue Code of 1986, as amended;

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“common stock” means, collectively, our Class A-1 common stock and our Class A-2 common stock;

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“common units” means units of limited liability company interest in our operating company, which are redeemable for cash or, at our election, shares of our Class A-1 common stock on a one-for-one basis, subject to certain adjustments;

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“credit facilities” means our revolving credit facility and our delayed-draw term loan facility;

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“delayed-draw term loan facility” means our $100 million delayed-draw term loan facility;

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“Equity Plan” means the 2026 Janus Living, Inc. Equity Plan;

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“formation transactions” means the formation transactions described under “Structure and Formation of Our Company;”

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“GAAP” means generally accepted accounting principles as promulgated by the Financial Accounting Standards Board in the United States of America;

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“Healthpeak” or the “Parent” means Healthpeak Properties, Inc., together with its consolidated subsidiaries;

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“HERA” means the Housing and Economic Recovery Act of 2008;

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“independent living” means multifamily rental properties tailored to seniors with central dining facilities that provide residents with access to meals and other services such as housekeeping, transportation, and social or recreational activities, but do not provide, in a majority of the units, assistance with activities of daily living (such as walking, bathing, dressing, toileting, transferring, and eating);

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“IRS” means the U.S. Internal Revenue Service;

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“Janus Living,” “we,” “our,” “us” and “our company” mean Janus Living, Inc., a Maryland corporation (formerly known as Janus Parent, LLC), together with its consolidated subsidiaries and the JV;

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“JV” means SH 2019 Ventures, LLC, which, prior to the JV Buyout, was an unconsolidated joint venture through which we held 19 senior housing communities;

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“JV Buyout” means the acquisition of our joint venture partner’s 46.5% interest in the JV for $314 million (excluding final closing costs and prorations) in January 2026;

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“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;

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“life plan communities” means a form of senior housing that offer a full continuum of care, including independent living, assisted living, memory care, and skilled nursing, in large-scale communities. Life plan communities differ from other housing and care options for seniors because they typically operate under an entrance fee model, which requires a one-time entrance fee in addition to monthly resident fees, and offer integrated housing, activities, services, and healthcare benefits on a single campus;

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“LTIP units” means units of our operating company intended to constitute “profits interests” within the meaning of the relevant IRS guidance;

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“Management Agreement” means the agreement between us, our operating company and our Manager;

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“Manager” means Healthpeak Investment Management, LLC, an indirect subsidiary of Healthpeak;

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“memory care” means communities or units within senior housing communities that provide services for residents with Alzheimer’s disease or other forms of dementia;

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“NOI” means net operating income;

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“NYSE” means the New York Stock Exchange;

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“operating agreement” means the Operating Agreement of Janus Living OP, LLC;

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“operators” means the third-party operators that manage and operate the day-to-day business of our communities;

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“our operating company” means Janus Living OP, LLC, a Maryland limited liability company;

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“pro forma basis” means information is presented assuming the completion of this offering and the other adjustments described in our unaudited pro forma combined and consolidated financial statements included elsewhere in this prospectus had occurred on June 30, 2026 for purposes of the unaudited pro forma combined and consolidated balance sheet data and on January 1, 2025 for purposes of the unaudited pro forma combined and consolidated statements of operations;

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“REIT” means real estate investment trust for U.S. federal income tax purposes;

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“revolving credit facility” means our $500 million revolving credit facility;

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“RevPOR” means revenues (including our share of revenues from the JV) per average occupied unit for the applicable period;

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“RIDEA” means the REIT Investment Diversification and Empowerment Act of 2007;

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“RIDEA or similar structure” means a RIDEA structure or a substantially similar structure in which we own the community directly and contract with a third-party operator to manage and operate the day-to-day business of such properties. Through a RIDEA or similar structure, we bear the benefits and risks associated with that community’s operating performance;

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“RIDEA structure” means a structure permitted by RIDEA, pursuant to which we lease healthcare real estate properties to a TRS, which in turn contracts with an independent qualifying management company or third-party operator (also known as an eligible independent contractor) to manage and operate the day-to-day business of such properties in exchange for a management fee. Under this structure, the operator receives management fees, and the TRS receives revenue from the operation of the healthcare real estate properties and retains, as profit, any revenue remaining after payment of expenses (including intercompany rent paid to us and any taxes at the TRS level) necessary to operate the property. Through the RIDEA structure, in addition to receiving rental revenue from the TRS, we retain any after-tax profit from the operation of the healthcare real estate properties and benefit from any improved operational performance while bearing the risk of any decline in operating performance at the properties;

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“Same-Store” means properties that were fully operating for the entirety of the comparative periods presented. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, or experiences a casualty event or operator transition that significantly impacts operations;

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“SHOP” means senior housing operating properties;

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“skilled nursing” means communities or units within senior housing communities that provide residents 24-hour nursing and/or medical care; and

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“TRS” means taxable REIT subsidiary within the meaning of Section 856(l) of the Code.

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to invest in our Class A-1 common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data,” as well as our combined and consolidated historical and pro forma financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares of our Class A-1 common stock is not exercised.
Our Company
Overview
We are a pure-play senior housing REIT and the only U.S. publicly traded REIT whose portfolio is owned and operated under RIDEA or similar structures. We have a portfolio consisting of 41 senior housing communities, comprised of 11,420 units as of June 30, 2026. Our communities are located primarily in major retirement markets across 13 states, with units in Florida and Texas representing 64% of the total units as of June 30, 2026. Services provided by our operators under a RIDEA or similar structure are primarily paid for directly by the residents, rather than governmental reimbursement programs, which provides us with greater visibility into operating cash flow from our communities.
We are externally managed by Healthpeak Investment Management, LLC, an indirect subsidiary of Healthpeak, which is our largest stockholder. Healthpeak is an S&P 500 REIT that invests in and manages real estate focused on healthcare discovery and delivery in the United States. Although our Manager was recently formed, Healthpeak has been a public company and an active investor in healthcare real estate for over 40 years. Healthpeak has an extensive network for sourcing and managing senior housing investments that it has established over its long operating history, and we will benefit from this network through our Manager.
Our portfolio reflects our commitment to delivering sustainable growth through differentiated senior housing solutions and strategic collaborations with high quality operators. We intend to focus exclusively on the senior housing sector because we believe that favorable demographic trends will enable us to create long-term value for our stockholders. We intend to grow our portfolio by drawing on our Manager’s origination and sourcing capabilities and established relationships to execute on attractive investment opportunities in the senior housing sector.
Of the 41 senior housing communities in our portfolio as of June 30, 2026, we describe 15 of these communities, comprising an aggregate of 7,067 units as of June 30, 2026, as “life plan communities.” Life plan communities are a form of senior housing that offer a full continuum of care, including independent living, assisted living, memory care, and skilled nursing, in large-scale communities. Life plan communities differ from other housing and care options for seniors because they typically operate under an entrance fee model, which requires a one-time entrance fee in addition to monthly resident fees, and offer integrated housing, activities, services, and healthcare benefits on a single campus. Life plan communities are designed for individuals and couples seeking an active lifestyle where they can avoid moving a second or third time as they age, and most entrance fee contracts include some level of discounted rates on future healthcare. Compared to traditional rental senior housing, life plan communities offer resident-driven decision making, lifestyle choice, peace of mind from continuum of care, and larger units, with most of our independent living units averaging approximately 1,100 square feet. Residents typically enter our life plan communities in good health in their late 70s or early 80s and stay for eight to ten years — substantially longer than in traditional rental senior housing — supporting stable occupancy and predictable cash flows. The large size of our life plan community campuses, spanning 48 acres of land on average and consisting of approximately 471 units on average as of June 30, 2026, allows us to offer more substantial indoor and outdoor amenities to provide a highly active social life for seniors and create a differentiated senior housing product with high barriers to entry. Due to sizeable land needs, high development costs, financing challenges and pre-leasing requirements, new supply of life plan communities is very low, thereby enabling favorable supply and demand fundamentals for incumbents. We believe life plan communities exhibit consistently resilient occupancy, positioning them as a business with embedded operating leverage and growth visibility, which in turn can provide strong risk-adjusted returns.
The other 26 senior housing communities in our portfolio as of June 30, 2026, comprising an aggregate of 4,353 units as of June 30, 2026, are primarily independent living, with certain communities offering assisted living, memory care, and/or skilled nursing. These communities are often amenitized, apartment-like buildings with private residences ranging from studios to large apartments.
The RIDEA Structure of Our Portfolio
Our entire portfolio is owned and operated under RIDEA or similar structures. We believe the use of RIDEA or similar structures in our portfolio will allow us to capture the full growth potential embedded within our assets. A RIDEA structure allows us, through a TRS, to receive cash flow from the operations of a healthcare facility in compliance with REIT tax requirements. The criteria for operating a healthcare facility through a RIDEA structure require us to lease the facility to an affiliate TRS and for such affiliate TRS to engage an independent qualifying management company or third-party operator (also known as an eligible independent contractor) to manage and operate the day-to-day business of the facility in exchange for management fees.
Our management agreements with our operators generally have remaining terms of less than five years, with mutual renewal options for subsequent terms of up to five years. The contracts can typically be terminated by us on short notice (one year or less) for a modest fee, thereby preserving flexibility. Our management agreements also provide for base management fees and incentive management fees to align our interests with the interests of our operators.
Our Competitive Strengths
We believe we possess the following competitive strengths that differentiate us from other market participants:
High-Quality Portfolio Located in Highly Desirable Retirement Markets
Our high-quality portfolio is well positioned in attractive retirement markets. As of June 30, 2026, approximately 64% of the units in our portfolio were located in Florida and Texas, which rank among the top retirement destinations for seniors seeking low taxes, warmer weather, and established healthcare infrastructure. In addition, the markets our communities serve have a median five-year projected 80+ population growth through 2031 of 26.7% (exceeding the national average of 20.2%) according to Claritas, and the weighted average median home value in our markets is $420,219 (9% higher than the U.S. median) according to Zillow, reflecting affluent demographics and ability to pay for senior housing. Our portfolio is also diversified by unit type and demographic mix, which reduces risks to our cash flows from potential headwinds linked to any one community or unit type. The following charts provide information regarding the senior housing communities in our portfolio as of or for the six months ended June 30, 2026, unless otherwise noted.
Key Portfolio Metrics

Note: Percentages may not total to 100% due to rounding.
(1)
Based on Adjusted NOI for the three months ended June 30, 2026.

(2)
Based on 14,038 total senior housing units on a pro forma basis, including 2,618 units from the Subsequent Acquisitions (which includes the Probable Acquisition).

(3)
Represents percentage of total senior housing units that are independent living, assisted living or memory care

We have also made significant strategic investments in our portfolio to improve resident experience and drive both durable pricing power and long-term value creation. Our expansion and redevelopment initiatives, combined with our historical capital expenditures, have contributed to a meaningful reduction in the effective age of our assets. These upgrades strengthen the long-term competitive positioning of the properties, while supporting higher entrance-fee pricing and faster absorption on renovated inventory.
History of Delivering Strong Operational Performance
Our portfolio has delivered strong operating performance in recent years, with average occupancy increasing from 77.1% in the first quarter of 2021 to 85.5% for the second quarter of 2026. RevPOR increased 4.4% for the year ended December 31, 2025, when compared to the year ended December 31, 2024. Our net income (loss) was $42.7 million for the six months ended June 30, 2026 and $(36.3) million, $(50.5) million and $6.3 million for the years ended December 31, 2020, 2024 and 2025, respectively. On a pro forma basis, our net income (loss) was $(48.6) million and $(94.1) million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively. Our net income (loss) margin was (8.3)% and 1.1% for the years ended December 31, 2020 and 2025, respectively, and 10.3% for the six months ended June 30, 2026. On a pro forma basis, our net income (loss) margin was (9.1)% for the year ended December 31, 2025 and (9.1)% for the six months ended June 30, 2026. We have also maintained a stable Adjusted NOI margin of 25.3% for each of the years ended December 31, 2020 and 2025 and increased our Adjusted NOI margin to 27.2% for the six months ended June 30, 2026. On a pro forma basis, our Adjusted NOI margin was 26.8% for the year ended December 31, 2025 and 28.2% for the six months ended June 30, 2026.
These operating improvements have resulted in strong Adjusted NOI, which grew from $133.6 million for the year ended December 31, 2020 to $157.3 million and $175.7 million for the years ended December 31, 2024 and 2025, respectively, and, on a pro forma basis, $275.5 million for the year ended December 31, 2025. For the three and six months ended June 30, 2026, our Adjusted NOI was $57.7 million and $114.2 million, respectively, and, on a pro forma basis, $150.8 million for the six months ended June 30, 2026. For the year ended December 31, 2020, non-refundable entrance fee sales were $54.7 million, which were less than our recognized amortization by $18.9 million. However, our non-refundable entrance fee sales have exceeded our recognized amortization of such fees in each of the last 21 quarters. Non-refundable entrance fee sales were $75.6 million and $71.4 million for the six months ended June 30, 2026 and 2025, respectively, and $152.7 million and $142.7 million for the years ended December 31, 2025 and 2024, respectively. These sales exceeded our recognized amortization for the six months ended June 30, 2026 and the years ended December 31, 2025 and 2024 by $20.6 million, $53.8 million and $53.7 million, respectively.
Established Relationships with Experienced Operators
We benefit from long-standing relationships with two of the largest and most experienced operators in the senior housing industry, LCS and Sunrise Senior Living Management, Inc. (“Sunrise”), that manage 15 and 2 of our communities, respectively. These partnerships have been cultivated over decades and are anchored in operational excellence, resident satisfaction, and consistent financial performance. LCS and Sunrise bring deep expertise in senior housing and have maintained senior leadership continuity across our communities, contributing to improved occupancy and margin expansion. In addition, in 2026, we have entered into management agreements, either in connection with the transition of management of certain of our senior housing properties or the acquisition of properties, with eight additional operators. We believe these operators will position our senior housing properties to capture embedded occupancy and NOI growth potential from improved operational performance. We believe our disciplined approach to operator selection and oversight is a core competency and a key driver of long-term performance.
Our Life Plan Communities Offer a Differentiated Senior Housing Solution
Our life plan communities represent a differentiated solution within senior housing, offering a full continuum of care — including independent living, assisted living, memory care, and skilled nursing units — within large-scale, amenity-rich communities. Our life plan communities are designed to appeal to “planners” and couples who prioritize lifestyle, social engagement, emotional well-being, and long-term healthcare security. With an average move-in age several years earlier than that of traditional rental senior housing and a superior average length of stay of eight to ten years, our life plan communities benefit from enhanced resident stability and predictable cash flows. Our life plan communities are operated as entrance fee communities, which provides upfront cash flow to us in return for ensuring predictable monthly resident fees for the residents. With more than two-thirds of the units in our life plan communities being independent living, this creates a natural feeder into the on-campus assisted living, memory care, and skilled nursing units.
High Barriers to Entry Limit Future New Supply of Life Plan Communities
Sizeable land needs, high development costs, financing challenges and pre-leasing requirements for new development of life plan communities create meaningful barriers to entry for life plan communities. Life plan communities have sizeable land needs in order to satisfy residents’ expectations for indoor and outdoor amenities such as executive golf courses, fishing and boating on lakes, woodworking shops, pubs, sports bars, and indoor pools and spas. Our life plan communities span 48 acres on average with more than 100 acres of developable land across the portfolio, subject to zoning and other approvals. In addition, the complex and strict regulatory requirements associated with operating a life plan community make financing the development of a life plan community difficult and impose significant pre-leasing requirements before a new life plan community can be built. Consequently, there is limited new supply to compete with our existing communities.
Healthpeak’s Institutional-Scale Operating Platform and Expertise
We are externally managed by an indirect subsidiary of Healthpeak, which provides us a leadership team with deep industry expertise and public market experience, a strong technology and operating platform, and a proven track record of value creation. Our Manager’s platform is designed to scale efficiently as we expand, allowing us to pursue attractive acquisitions, execute development and redevelopment initiatives, and respond dynamically to changing market conditions at a lower overhead cost than recreating another public company infrastructure. Healthpeak’s institutional-grade operating platform is designed to support scalable asset management across a geographically diverse portfolio with a focus on real-time monitoring of local market dynamics, operating performance, and real estate fundamentals. This enables us to maintain a lean corporate structure while accessing institutional-grade capabilities across asset management, accounting, tax, legal, investments, financial planning and analysis, investor relations, and technology. Our Manager is equipped with the systems, personnel, and processes necessary to support our growth potential, including real-time performance monitoring, market intelligence, and strategic planning. Our Manager maintains frequent and structured engagement with our operators to review market positioning, local leadership, marketing, pricing, and financial results, and requires performance improvement plans, if needed. This hands-on approach has enabled us to offer a desirable product and value to residents, drive consistent NOI growth, optimize occupancy, and proactively address operational challenges. This disciplined, proactive management strategy is a core differentiator for us and a key driver of long-term value creation.
Healthpeak’s Equity Ownership Provides Strong Alignment with Our Interests and Those of Our Stockholders
In addition to controlling our Manager, Healthpeak is our largest stockholder, which facilitates alignment with stockholders by focusing on long-term value creation, disciplined capital deployment, and operational excellence across our senior housing communities.
Conservative Capital Structure Positioned for Future Growth
We are committed to maintaining a flexible and well-capitalized balance sheet to support our business objectives and growth strategies. We anticipate that our balance sheet will provide us with the ability to fund future internal and external growth. As of June 30, 2026, on an actual and pro forma basis, we had no debt outstanding, leaving our portfolio unencumbered and total liquidity, including cash on hand and available capacity under our credit facilities, of $2.16 billion and $1.53 billion, respectively. We intend to utilize a combination of equity and debt capital to fund growth, and we will evaluate opportunities to optimize our cost of capital. Our capital strategy is designed to support both internal and external growth, while preserving flexibility and maximizing stockholder value.
Business Objectives and Growth Strategies
Our business objectives are to grow our cash flows, maintain financial flexibility, increase the value of our portfolio, make regular cash distributions to our stockholders, and generate attractive risk-adjusted returns through the following growth strategies:
Drive External Growth Through Disciplined Acquisitions
We intend to expand our senior housing footprint through disciplined acquisitions of high-quality senior housing communities, with a particular focus on assets that can be integrated into our RIDEA operating platform. We believe the RIDEA structure offers superior alignment between ownership and operations, enabling us to actively participate in upside performance while maintaining flexibility in operator selection and asset strategy. We will prioritize acquisitions in both existing markets — where we can leverage operational synergies — and new U.S. geographies that exhibit favorable demographic trends, limited new supply, and strong fundamentals. We see meaningful opportunity to scale our portfolio with both new and existing operators, who bring deep market knowledge and access to proprietary deal flow, and who share our commitment to quality, compliance, and resident outcomes. Our external growth strategy is grounded in our Manager’s rigorous underwriting, local market intelligence, and a disciplined approach to capital deployment, all of which position us to expand our platform while maintaining operational excellence.
When underwriting investments, we generally target acquisitions that we believe will have stabilized NOI yields (i.e., the property’s estimated stabilized NOI divided by its purchase price) of 7.5% to 8.5%. These targeted stabilized NOI yields are future targets and therefore forward-looking statements that are based on assumptions regarding future operating performance, market conditions, occupancy, rental rates, expenses and other factors. Actual stabilized NOI yields may differ materially from targeted stabilized NOI yields, and no assurance can be given that any targeted yield will be achieved. Stabilized NOI yields are also subject to our future actions, including successful execution of our business plan with respect to a particular asset and achievement of anticipated stabilization metrics, which may not occur as expected or at all.
We completed the JV Buyout in January 2026. In the JV Buyout, we acquired our joint venture partner’s interest in the JV, which held 19 properties, comprising 3,355 units, 92% of which are located in the 25 top metropolitan areas, for $314 million (excluding final closing costs and prorations). Additionally, we acquired six properties in March 2026 and two properties in the second quarter of 2026 for an aggregate purchase price of $506 million, excluding final closing costs and prorations (the “Completed Acquisitions”). There are also 19 property acquisitions that have closed subsequent to June 30, 2026 or are probable of closing at the date of this prospectus, none of which are life plan communities and all of which were sourced through industry relationships (the “Subsequent Acquisitions”). We refer to the Completed Acquisitions and the Subsequent Acquisitions collectively as the “Aggregate Acquisitions.” The aggregate purchase price of the JV Buyout and Aggregate Acquisitions is $1.9 billion, of which $59 million is attributable to one property included in our Subsequent Acquisitions that we believe is probable of closing after the date of this prospectus (the “Probable Acquisition”). There can be no assurance that we will complete the Probable Acquisition on the timeline or terms we anticipate, or at all.
Continue to Capitalize on Opportunities for Expansion, Redevelopment, and Densification of Our Life Plan Communities
We are actively reinvesting in our existing life plan communities to unlock embedded value and support long-term performance. Across our portfolio of life plan communities, we have identified multiple opportunities for expansion and redevelopments, including the addition of independent living units, amenity upgrades, and wellness-focused programming. These investments are designed to meet evolving resident preferences, extend length of stay, and drive incremental cash flow. We continue to evaluate expansion opportunities at select campuses with available land and favorable market dynamics, and we prioritize projects based on yield potential and local demand indicators, and excess land on many of our campuses allows for future development and densification opportunities with no incremental land cost. For example, we are currently doing pre-development work on a potential 118-unit independent living expansion at our life plan community in Houston, Texas, which had average occupancy of 96.2% for the year ended December 31, 2025, as well as a 115-unit independent living expansion at The Villages, a community that had average occupancy of 96.3% for the year ended December 31, 2025. We currently estimate the costs of such development projects will be approximately $560,000 per unit and $890,000 per unit, respectively. Our reinvestment strategy reflects our commitment to maintaining high-quality communities and capturing long-term growth from within our portfolio. There can be no assurance that these expansion projects will be completed on the timeline or terms we anticipate, or at all, or will perform as we anticipate or that the actual cost of any of these projects will not exceed our estimates.
Leverage Our Life Plan Communities’ Unique Entry Fee Model
Our life plan communities are differentiated by an entrance fee model that provides upfront cash flow to us in addition to monthly resident fees. For the twelve months ended June 30, 2026, the non-refundable portion of our entrance fees were, on average, approximately 55% of the median home value in our markets, which we believe positions our communities to capture the upside of residential real estate appreciation while remaining accessible to a broad base of financially secure residents. Non-refundable entrance fee sales have remained strong, with $75.6 million and $71.4 million for the six months ended June 30, 2026 and 2025, respectively, and $152.7 million and $142.7 million in the years ended December 31, 2025 and 2024, respectively, and are expected to grow as occupancy and our ability to drive higher entrance fee pricing continue to improve. Our entrance fees are predominantly non-refundable, a materially different contract structure than that of traditional continuing care retirement communities that typically skew towards 80% to 90% refundable entry fee models. Additionally, most of our entrance fee contracts come with some level of discounted rates on future healthcare and include rate increase caps equal to the consumer price index plus 2%.

The following table provides information regarding the entrance fees at our life plan communities as of June 30, 2026, unless otherwise noted:
Property	Market (MSA)	# Units	Average Non- Refundable Entrance Fee per Sale for the Twelve Months Ended June 30, 2026	Median Local Home Sale Price(1)	Non-Refundable Portion of Entrance Fee as % of Median Local Home Price
Freedom Village at Bradenton	Sarasota, FL	632	$193,665	$435,000	44.5%
Regency Oaks Clearwater	Tampa, FL	471	204,403	386,200	52.9%
Cypress Village	Jacksonville, FL	542	238,825	376,875	63.4%
Lake Port Square	Orlando, FL	511	206,630	415,000	49.8%
South Port Square	Punta Gorda, FL	634	150,618	340,000	44.3%
Freedom Square	Tampa, FL	593	163,068	386,200	42.2%
Lake Seminole Square	Tampa, FL	337	171,762	386,200	44.5%
Freedom Plaza Sun City Center	Tampa, FL	650	318,612	386,200	82.5%
Freedom Pointe at the Villages	Orlando, FL	412	346,096	415,000	83.4%
Freedom Village at Holland	Grand Rapids, MI	407	220,846	368,000	60.0%
Freedom Village at Brandywine	Philadelphia, PA	436	343,877	385,000	89.3%
Village at Gleannloch Farms	Houston, TX	217	232,818	346,500	67.2%
Galleria Woods	Birmingham, AL	203	208,727	287,500	72.6%
The Quadrangle	Philadelphia, PA	529	322,806	385,000	83.8%
The Fairfax	Washington, DC	493	259,305	657,000	39.5%
Total – Life plan communities		7,067	$231,558	$420,219	55.1%

(1)
Based on MSA. Source: Zillow (May 2026).

Our entrance fee residents typically fund their move using proceeds from the sale of their primary or secondary home. To reduce home-sale friction and accelerate move-ins, we have long offered a home sale entrance fee bridge financing, which allows financially qualified residents to occupy their unit before closing the sale of their home and paying their full entry fee — which shortens the move-in cycle, accelerates the recognition of monthly service fees and ancillary revenues, and provides predictable cash inflows as balances convert to cash upon home sale closings. Residents typically pay a 20% downpayment in cash, which is non-refundable in the event of a default on the entrance fee bridge. Historical defaults on this program are low with no defaults in the past 3 years.
Our Properties
Our portfolio of senior housing communities is strategically located in markets with strong demographic demand and limited new supply. Our portfolio as of June 30, 2026 includes 41 communities across 13 states that are operated by experienced operators and are located in states such as Florida, Texas, Pennsylvania, and Colorado.

The charts and table below reflect the geographic footprint and top markets of our portfolio as of June 30, 2026:
Portfolio Geographic Footprint

Note: Percentages may not total to 100% due to rounding.
(1)
Represents the percentage of Adjusted NOI for the three months ended June 30, 2026, attributable to properties managed by this operator.

(1)
Based on Adjusted NOI for the three months ended June 30, 2026.

Top Markets
Market (MSA)	Unit Count	% of Total Units	‘26E – ‘31E 80+ Population Growth(1)	Median Local Home Sale Prices(3)
Tampa, FL	2,051	18.0%	22.7%	$386,200
Houston, TX	1,782	15.6%	36.3%	$346,500
Orlando, FL	1,277	11.2%	29.4%	$415,000
Philadelphia, PA	965	8.5%	19.4%	$385,000
Punta Gorda, FL	634	5.6%	19.9%	$340,000
Sarasota, FL	632	5.5%	19.4%	$435,000
Denver, CO	592	5.2%	29.0%	$635,000
Washington, DC	572	5.0%	23.9%	$657,000
Jacksonville, FL	542	4.7%	32.9%	$376,875
Grand Rapids, MI	407	3.6%	24.6%	$368,000
Atlanta, GA	354	3.1%	32.5%	$401,000
Seattle, WA	303	2.7%	28.3%	$780,000
Chicago, IL	258	2.3%	20.8%	$385,000
Tucson, AZ	232	2.0%	17.2%	$354,000
Birmingham, AL	203	1.8%	22.8%	$287,500
Dallas, TX	202	1.8%	34.1%	$409,186
Memphis, TN	182	1.6%	25.9%	$269,500
Austin, TX	136	1.2%	40.5%	$485,000
Boulder, CO	96	0.8%	25.4%	$790,000
Total	11,420
Weighted Average(2)			26.7%	$420,219
National Average(3)			20.2%	$385,000

(1)
Source: Claritas (August 2025)

(2)
Weighted average based on units as of June 30, 2026, and accordingly does not include any units from the Subsequent Acquisitions.

(3)
Source: Zillow — Median Home Sale Price (May 2026)

The table below sets forth the list of our individual senior housing assets as of June 30, 2026:
			Units
Property	Market (MSA)	Operator	Independent Living	Assisted Living	Memory Care	Skilled Nursing(1)	Total
Life plan communities portfolio
Freedom Village at Bradenton	Sarasota, FL	LCS	411	92	34	95	632
Regency Oaks Clearwater	Tampa, FL	LCS	385	26	—	60	471
Cypress Village	Jacksonville, FL	LCS	353	56	33	100	542
Lake Port Square	Orlando, FL	LCS	396	35	—	80	511
South Port Square	Punta Gorda, FL	LCS	416	76	48	94	634
Freedom Square	Tampa, FL	LCS	305	148	25	115	593
Lake Seminole Square	Tampa, FL	LCS	299	38	—	—	337

			Units
Property	Market (MSA)	Operator	Independent Living	Assisted Living	Memory Care	Skilled Nursing(1)	Total
Freedom Plaza Sun City Center	Tampa, FL	LCS	426	83	28	113	650
Freedom Pointe at the Villages	Orlando, FL	LCS	235	65	40	72	412
Freedom Village at Holland	Grand Rapids, MI	LCS	299	50	19	39	407
Freedom Village at Brandywine	Philadelphia, PA	LCS	317	56	14	49	436
Village at Gleannloch Farms	Houston, TX	LCS	134	30	18	35	217
Galleria Woods	Birmingham, AL	LCS	149	24	—	30	203
The Quadrangle	Philadelphia, PA	Sunrise Senior Living	339	90	22	78	529
The Fairfax	Washington, DC	Sunrise Senior Living	362	52	23	56	493
Total – Life plan communities portfolio			4,826	921	304	1,016	7,067
Senior Housing portfolio
Ciel of Boulder	Boulder, CO	Ciel Senior Living	96	—	—	—	96
Ciel of Lakewood	Denver, CO	Ciel Senior Living	114	—	—	45	159
Ciel of Lowry	Denver, CO	Ciel Senior Living	—	140	15	—	155
Ciel of Applewood	Denver, CO	Ciel Senior Living	153	—	—	—	153
Ciel of Arvada	Denver, CO	Ciel Senior Living	125	—	—	—	125
Ciel of Vernon Hills	Chicago, IL	Ciel Senior Living	174	47	37	—	258
Ciel of Olney	Washington, DC	Ciel Senior Living	—	49	30	—	79
Ciel of Germantown	Memphis, TN	Ciel Senior Living	131	32	19	—	182
Pegasus Landing of North Richland Hills	Dallas, TX	Pegasus Senior Living	21	85	—	—	106
Pegasus Landing of Arlington	Dallas, TX	Pegasus Senior Living	—	79	17	—	96
Pegasus Landing of Round Rock	Austin, TX	Pegasus Senior Living	—	57	11	—	68
Pegasus Landing of San Marcos	Austin, TX	Pegasus Senior Living	—	57	11	—	68
Pegasus Preserve of Memorial City	Houston, TX	Pegasus Senior Living	511	—	—	—	511
Pegasus Preserve of West University	Houston, TX	Pegasus Senior Living	326	—	—	—	326
Pegasus Preserve of First Colony	Houston, TX	Pegasus Senior Living	264	—	—	—	264
Pegasus Preserve of Clear Lake	Houston, TX	Pegasus Senior Living	260	—	—	—	260
Pegasus Preserve of Vintage Park	Houston, TX	Pegasus Senior Living	117	—	—	—	117
Pegasus Landing of Vintage Park	Houston, TX	Pegasus Senior Living	—	61	26	—	87
Hearthstone at Leesburg	Orlando, FL	Ciel Senior Living	—	94	36	—	130
Hearthstone at Wildwood	Orlando, FL	Ciel Senior Living	—	94	36	—	130
Hearthstone at Nona Lakes	Orlando, FL	Ciel Senior Living	—	63	31	—	94

			Units
Property	Market (MSA)	Operator	Independent Living	Assisted Living	Memory Care	Skilled Nursing(1)	Total
Sterling Estates West Cobb	Atlanta, GA	LCS	111	90	43	—	244
Sterling Estates East Cobb	Atlanta, GA	LCS	20	90	—	—	110
Woodland Terrace	Seattle, WA	Leisure Care	121	—	—	—	121
Fairwinds – Brighton Court	Seattle, WA	Leisure Care	182	—	—	—	182
Broadway Proper	Tucson, AZ	Stellar Senior Living	232	—	—	—	232
Total – Senior housing portfolio			2,958	1,038	312	45	4,353
Total portfolio (units)			7,784	1,959	616	1,061	11,420

(1)
Represents bed capacity.

Recent Developments
On July 8, 2026, our Board declared a monthly dividend in the amount of $0.0475 per share of Class A-1 common stock for each month of the quarter ending on September 30, 2026, payable on July 29, 2026, August 26, 2026 and September 23, 2026 to stockholders of record as of the close of business on July 17, 2026, August 14, 2026 and September 11, 2026, respectively. Purchasers of shares of Class A-1 common stock in this offering who hold such shares as of the close of business on August 14, 2026 and September 11, 2026 will receive the dividends declared with respect to such record dates.
There are 19 property acquisitions that have closed subsequent to June 30, 2026, or are probable of closing at the date of this prospectus, none of which are life plan communities and all of which were sourced through industry relationships. The aggregate purchase price of the JV Buyout and Aggregate Acquisitions is $1.9 billion, of which $59 million is attributable to the Probable Acquisition (i.e., one property included in our Subsequent Acquisitions that we believe is probable of closing after the date of this prospectus). There can be no assurance that we will complete the Probable Acquisition on the timeline or terms we anticipate, or at all.
Pro Forma Portfolio
Our portfolio on a pro forma basis as of June 30, 2026 includes 60 communities across 15 states, operated by 10 experienced operators and are located in states such as Florida, Texas, Pennsylvania, Georgia and Colorado.
Key Portfolio Metrics

The table below sets forth the list of the Aggregate Acquisitions as of the date of this prospectus.
			Units
Property	Market (MSA)	Operator	Independent Living	Assisted Living	Memory Care	Skilled Nursing(1)	Total
Completed Acquisitions as of June 30, 2026
Pegasus Landing of Arlington	Dallas	Pegasus Senior Living	—	79	17	—	96
Pegasus Preserve of Clear Lake	Houston	Pegasus Senior Living	260	—	—	—	260
Pegasus Preserve of First Colony	Houston	Pegasus Senior Living	264	—	—	—	264
Pegasus Preserve of Memorial City	Houston	Pegasus Senior Living	511	—	—	—	511
Pegasus Preserve of West University	Houston	Pegasus Senior Living	326	—	—	—	326
Pegasus Preserve of Vintage Park	Houston	Pegasus Senior Living	117	—	—	—	117
Pegasus Landing of Vintage Park	Houston	Pegasus Senior Living	—	61	26	—	87
Pegasus Landing of North Richland Hills	Dallas	Pegasus Senior Living	21	85	—	—	106
Pegasus Landing of Round Rock	Austin	Pegasus Senior Living	—	57	11	—	68
Pegasus Landing of San Marcos	Austin	Pegasus Senior Living	—	57	11	—	68
Ciel of Olney	Washington	Ciel Senior Living	—	49	30	—	79
Ciel of Vernon Hills	Chicago	Ciel Senior Living	174	47	37	—	258
Ciel of Germantown	Memphis	Ciel Senior Living	131	32	19	—	182
Ciel of Arvada	Denver	Ciel Senior Living	125	—	—	—	125
Ciel of Boulder	Boulder	Ciel Senior Living	96	—	—	—	96
Ciel of Lakewood	Denver	Ciel Senior Living	114	—	—	45	159
Ciel of Applewood	Denver	Ciel Senior Living	153	—	—	—	153
Ciel of Lowry	Denver	Ciel Senior Living	—	140	15	—	155
Hearthstone at Leesburg	Orlando	Ciel Senior Living	—	94	36	—	130
Hearthstone at Wildwood	Orlando	Ciel Senior Living	—	94	36	—	130
Hearthstone at Nona Lakes	Orlando	Ciel Senior Living	—	63	31	—	94
Sterling Estates West Cobb	Atlanta	LCS	111	90	43	—	244
Sterling Estates East Cobb	Atlanta	LCS	20	90	—	—	110
Woodland Terrace	Seattle	Leisure Care	121	—	—	—	121
Broadway Proper	Tucson	Stellar Senior Living	232	—	—	—	232
Fairwinds – Brighton Court	Seattle	Leisure Care	182	—	—	—	182
Total – Completed Acquisitions as of June 30, 2026			2,958	1,038	312	45	4,353
Subsequent Acquisitions completed prior to the date of this prospectus
Legacy at Santa Fe	Santa Fe	Pegasus Senior Living	—	64	22	—	86
Pegasus Landing of El Paso	El Paso	Pegasus Senior Living	—	64	22	—	86
Pegasus Landing of Crystal Falls	Austin	Pegasus Senior Living	—	45	25	—	70
Pegasus Landing of Katy	Houston	Pegasus Senior Living	—	60	22	—	82
Pegasus Landing of Forest Ridge	San Antonio	Pegasus Senior Living	—	45	25	—	70
Pegasus Landing of Long Meadow	Houston	Pegasus Senior Living	—	64	22	—	86
Pegasus Landing of South Plains	Lubbock	Pegasus Senior Living	—	64	22	—	86
Pegasus Landing of Town Square	Amarillo	Pegasus Senior Living	—	64	22	—	86
The Carlisle Naples	Naples	SRG Senior Living	257	93	—	—	350
Preston Greens	Lexington	Cedarhurst Senior Living	—	100	24	—	124
Holbrook of Acworth	Atlanta	Holbrook	207	—	—	—	207
Holbrook Decatur	Atlanta	Holbrook	71	96	33	—	200
Holbrook Woodstock	Atlanta	Holbrook	183	67	32	—	282
Boynton Beach	Miami	Discovery Senior Living	67	44	25	—	136

			Units
Property	Market (MSA)	Operator	Independent Living	Assisted Living	Memory Care	Skilled Nursing(1)	Total
Fleming Island	Jacksonville	Discovery Senior Living	61	70	27	—	158
St. Augustine	Jacksonville	Discovery Senior Living	73	36	—	—	109
Tallahassee	Tallahassee	Discovery Senior Living	44	76	—	—	120
Lakewood Reserve	Denver	Stellar Senior Living	—	118	19	—	137
Total – Subsequent Acquisitions completed prior to the date of this prospectus			963	1,170	342	—	2,475
Probable Acquisition through the date of this prospectus
Fairwinds – Redmond	Seattle	Leisure Care	103	40	—	—	143
Total Aggregate Acquisitions			4,024	2,248	654	45	6,971

(1)
Represents bed capacity.

Our Manager
We are externally managed by our Manager, an indirect subsidiary of Healthpeak, which is our largest stockholder. Healthpeak is an S&P 500 REIT that invests in and manages real estate focused on healthcare discovery and delivery in the United States. Healthpeak has an extensive network for sourcing investments that it has established over its long operating history. For more information regarding our Manager and the Management Agreement, please see “— Management Agreement” below and “Our Manager and the Management Agreement.” Additionally, we have entered into an exclusivity agreement with Healthpeak, pursuant to which we and Healthpeak have agreed that during the term of the Management Agreement, neither we nor Healthpeak, nor any of our respective affiliates, will engage in, sponsor, own, operate, manage, or otherwise participate in a competing business. See “Our Manager and the Management Agreement — Exclusivity Agreement.”
Summary Risk Factors
You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 31 of this prospectus for factors you should consider before making a decision to invest in our Class A-1 common stock. Some of these risks include:
•
We or our operators may be negatively impacted by macroeconomic trends that may increase labor, construction, and other operating or administrative costs or impact prospective residents’ willingness or ability to move into our communities.

•
Our entrance fee refund obligations and related actuarial assumptions may adversely affect our liquidity and results of operations if we are required to refund entrance fees or actual experience differs from our expectations.

•
We are dependent on the performance of our operators for substantially all of our revenues and operating income.

•
A significant portion of our revenues and operating income is dependent on a limited number of operators.

•
We may be adversely affected by factors adversely affecting our operators’ ability to meet their financial and other contractual obligations to us, which could delay or prevent collection of funds owed from the residents, impede operations of our properties, or limit our ability to protect our investments.

•
Identifying and securing new or replacement operators can be time consuming and costly.

•
If seniors delay moving to senior housing communities until they require greater care or forgo moving to senior housing communities altogether, such action could have a material adverse effect on us.

•
We depend on real estate investments in the senior housing sector, making us more vulnerable to events affecting the sector, including an economic downturn or slowdown, or laws affecting REIT ownership of senior housing properties.

•
The illiquidity of our real estate investments may prevent us from timely responding to economic or investment performance changes.

•
We assume operational risks with respect to our communities, all of which are owned and operated under RIDEA or similar structures, that could have a material adverse effect on us.

•
Operators that fail to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements, may cease to operate or be unable to meet their financial and other contractual obligations to us.

•
We operate in a highly complex and regulated environment; changes to regulatory, funding, staffing, trade, and other policies and actions could materially and adversely affect our business and our operators’ management of our communities.

•
The requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid may adversely affect our operators’ ability to meet their financial and other contractual obligations to us.

•
Required regulatory approvals can delay or prohibit transfers of our senior housing properties.

•
Compliance with the Americans with Disabilities Act (the “ADA”) and fire, safety, and other regulations may require us to make expenditures that could materially and adversely affect us.

•
Our communities are concentrated within certain geographic regions, and economic conditions, natural disasters, weather, and other events or conditions that negatively affect the geographic areas where we have concentrated investments could have a material adverse effect on us.

•
Uninsured or underinsured losses could result in a significant loss of our capital invested in a property, lower than expected future revenues, and unanticipated expenses.

•
Competition may make it difficult to identify and purchase, or develop, suitable properties to grow our portfolio, to finance acquisitions on favorable terms, or to retain or attract residents and operators.

•
Volatility, disruption, or uncertainty in the financial markets may impair our ability to raise capital, obtain new financing or refinance existing obligations, and fund acquisition and development and redevelopment activities.

•
If access to external capital is unavailable on favorable terms or at all, it could have a material adverse effect on our ability to grow our business.

•
Our inability to qualify as a REIT would substantially reduce our available funds and would have materially adverse consequences for us and the value of our Class A-1 common stock.

•
Our charter and bylaws contain provisions that may delay, defer or prevent an acquisition of our Class A-1 common stock or a change in control.

•
Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units, which may impede business decisions that could benefit our stockholders.

•
We depend upon the officers and key personnel of Healthpeak and its affiliates, including our Manager, for our success. We may not find a suitable replacement for our Manager if the Management Agreement is terminated or if the officers or key personnel of Healthpeak leave the employment of Healthpeak or its affiliates.

•
There are various conflicts of interest in our relationship with Healthpeak and its affiliates, including our Manager, and our officers and/or directors who are also officers and/or directors of Healthpeak.

•
Our formation transactions, the Management Agreement, exclusivity agreement, Stockholders Agreement and registration rights agreement were negotiated between related parties, and their terms may not reflect the same terms that we would have obtained if they had been negotiated at arm’s length with an unaffiliated third party.

•
Under the Management Agreement, our Manager has a contractually defined duty to us rather than a fiduciary duty.

•
We must pay a fee if we terminate the Management Agreement with our Manager without cause.

•
Our Manager’s liability is limited under the Management Agreement, and we have agreed to indemnify our Manager against certain liabilities. As a result, we could experience poor performance or losses for which our Manager would not be liable.

•
We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A-1 common stock less attractive to investors.

•
We are a “controlled company” within the meaning of NYSE rules and, as a result, qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•
There can be no assurance that we will be able to make or maintain cash distributions, monthly or otherwise, and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to holders of our Class A-1 common stock.

•
Our unaudited pro forma combined and consolidated financial information included elsewhere in this prospectus are presented for informational purposes only; do not purport to represent what our results of operations or financial condition would actually have been had the adjustments described in the unaudited pro forma combined and consolidated financial information occurred on the dates indicated; and do not purport to be indicative of our future results of operations or our financial condition.

Structure and Formation of Our Company
In connection with our initial public offering, we consummated a series of transactions referred to herein as our “formation transactions” through which we adopted our charter, which recapitalized our common stock, and Healthpeak transferred, directly or indirectly, the real estate assets that comprised our initial portfolio to us. As a result of these transactions, Healthpeak received 138,816,246 shares of our Class A-1 common stock and 75,917,780 common units, which collectively had a value of $4.3 billion (based on the initial public offering price in our initial public offering). In addition, Healthpeak purchased 75,917,780 shares of Class A-2 common stock, an amount equivalent to the common units Healthpeak held upon completion of the formation transactions described above, for aggregate consideration of approximately $760,000.
Substantially all of our assets are held by, and substantially all of our operations are conducted through, our operating company, either directly or through its subsidiaries. We are the sole managing member of our operating company. We intend to contribute the net proceeds from this offering to our operating company and receive 16,000,000 common units (or 18,400,000 common units if the underwriters exercise their option to purchase up to an additional 2,400,000 shares of our Class A-1 common stock in full), assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. Following the offering, we will own a 75.3% ownership interest in the operating company (or 75.5% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), with Healthpeak holding a 24.6% ownership interest in the operating company (or 24.5% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), in each case assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. See “Structure and Formation of Our Company.”
Class A-1 Common Stock, Class A-2 Common Stock and Common Units
We have two classes of common stock: Class A-1 common stock and Class A-2 common stock. Our Class A-1 common stock has both voting and economic rights. Our Class A-2 common stock is held by, and will be issued only to, Healthpeak in a number equal to the common units it owns in our operating company. Our Class A-2 common stock has voting rights but will not be entitled to receive any dividends or distributions, and are not entitled to any other economic rights. Healthpeak, as an owner of common units, however, will be entitled to distributions per common unit in the same amount we pay to holders of shares of Class A-1 common stock.
The purpose of the Class A-2 common stock is to give Healthpeak voting rights that correspond to its common units, which do not provide holders with the right to vote on matters submitted to the stockholders of Janus Living, Inc. Each outstanding share of common stock entitles the holder to one vote on all matters on which stockholders are entitled to vote, with holders of shares of Class A-1 common stock and Class A-2 common stock generally voting together as a single class on such matters, except as otherwise required by law or our charter. Except for transfers to us, shares of Class A-2 common stock may not be sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity). At such time any common units held by a Healthpeak entity are sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity), redeemed for cash or, at our election, exchanged for shares of Class A-1 common stock pursuant to the terms of the operating agreement, an equivalent number of shares of Class A-2 common stock will be automatically transferred to us and canceled and retired.
Shares of Class A-2 common stock will not be listed on the New York Stock Exchange. We will not issue shares of Class A-2 common stock to any holder other than Healthpeak.
Our Structure
The following chart sets forth information about our company, our operating company, certain related parties and the ownership interests therein after giving effect to this offering. Ownership percentages in our company and our operating company are presented assuming that the underwriters’ option to purchase additional shares of our Class A-1 common stock is not exercised and assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same.

Healthpeak Properties, Inc.
Public Stockholders
Directors, Executive Officers and Employees of Healthpeak and/or Janus Living
59.8% Class A-1 common stock
100% Class A-2 common stock(1)
69.7% voting power
40.1% Class A-1 common stock
30.2% voting power
<0.1% Class A-1 common stock(2)
<0.1% voting power
Janus Living, Inc.
24.6%
common units(1)
Managing Member
75.3%
common units
<0.1%
common units(3)
Janus Living OP, LLC

(1)
Shares of Class A-2 common stock have no economic rights but entitle each holder to one vote for each share held of record on all matters to be voted on by stockholders generally. Healthpeak holds all of the outstanding shares of Class A-2 common stock, which provide a one-for-one voting right at Janus Living for each common unit held by it. Except for transfers to us, shares of Class A-2 common stock may not be sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity). At such time any common units held by a Healthpeak entity are sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity), redeemed for cash or, at our election, exchanged for shares of Class A-1 common stock pursuant to the terms of the operating agreement, an equivalent number of shares of Class A-2 common stock will be automatically transferred to us and canceled and retired.
(2)
Excludes 43,835 unvested restricted stock units subject to time-based vesting. Unvested equity awards will only vest if the vesting conditions are satisfied. The stock-based compensation expense recognized by us in connection with 23,835 of such unvested restricted stock units will reduce the management fee payable under the Management Agreement.

(3)
Includes 128,750 fully-vested LTIP units. Excludes 262,870 unvested LTIP units subject to time-based vesting or performance-based vesting. Unvested equity awards will only vest if the vesting conditions are satisfied. The stock-based compensation expense recognized by us in connection with the 262,870 unvested LTIP units will reduce the management fee payable under the Management Agreement.

Management Agreement
We have entered into the Management Agreement with our Manager. Our Manager manages the day-to-day operations of our company in conformity with our investment guidelines, which may be modified or supplemented by our Board from time to time.
We have designed the Management Agreement with terms that we believe are beneficial to us and our stockholders. We pay our Manager an annual management fee of $10.0 million, plus or minus the cumulative effect of an annual amount equal to 0.5% of (i) the gross book value of any investment that is the subject of an acquisition (including the JV Buyout and the Aggregate Acquisitions) or disposition or (ii) the increase in the gross book value of any investment that was the subject of a capital deployment (as defined in the Management Agreement), in each case, since January 1, 2026 (a “management fee adjustment amount”); provided, that (A) if our investments have a gross book value in excess of $10.0 billion but less than $20.0 billion as of the determination of a management fee adjustment amount pursuant to the terms of the Management Agreement, such 0.5% will be decreased by 0.1% for each dollar of gross book value of any investment that was the subject of an acquisition or disposition, or increase in gross book value of any investment that was the subject of a capital deployment in excess of $10.0 billion but less than $20.0 billion, and (B) if our investments have a gross book value in excess of $20.0 billion as of the determination of a management fee adjustment amount pursuant to the terms of the Management Agreement, such 0.5% will be decreased by 0.15% for each dollar of gross book value of any investment that was the subject of an acquisition or disposition, or increase in the gross book value of any investment that was the subject of a capital deployment, that is in excess of $20.0 billion. Following the JV Buyout and the Aggregate Acquisitions, partially offset by a disposition of one senior housing community with a gross book value of $22.0 million, the management fee will increase by $9.5 million to $19.5 million on an annual basis. The management fee payable to our Manager shall be reduced by stock-based compensation expense recognized by us in connection with the accounting for annual equity-based awards granted by us to employees and consultants of our Manager and its affiliates under the Equity Plan during the applicable periods. The Management Agreement has an initial term expiring on March 23, 2029 with annual renewals unless terminated by us or our Manager pursuant to the terms of the Management Agreement. The Management Agreement provides that, for a period not to exceed 12 months following the termination of the Management Agreement, our Manager will use commercially reasonable efforts to cooperate with us in executing an orderly transition of our management and the management of our subsidiaries’ business and operations. During any transition period, our Manager will be entitled to continue receiving any compensation owed pursuant to the terms of the Management Agreement.
We have also agreed to reimburse our Manager for documented third-party costs and expenses incurred by our Manager in providing services under the Management Agreement, including expenses related to legal, accounting, due diligence and other services. Expenses are reimbursed in cash on a quarterly or monthly basis, at our Manager’s election. For more information about the Management Agreement, see “Our Manager and the Management Agreement — Management Agreement.”
Benefits to Related Parties
In connection with the completion of our initial public offering and the formation transactions, Healthpeak and our directors and executive officers received various material benefits. See “Certain

Relationships and Related Party Transactions,” “Management — Executive Compensation — Equity Plan” and “Management — Executive Compensation — Equity Awards in Connection with Our Initial Public Offering.”
Potential Conflicts of Interest
Conflicts of interest may exist or could arise in the future with Healthpeak and its affiliates, including our Manager, our officers and/or directors who are also officers and/or directors of Healthpeak, and any member of our operating company. Upon completion of this offering, Healthpeak will own approximately 69.7% of the voting power of our common stock (or 69.2% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), comprised of 59.8% of the outstanding shares of our Class A-1 common stock (or 59.2% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), in each case assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same, and all of our Class A-2 common stock, and approximately 24.6% of the outstanding common units of our operating company (or 24.5% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), in each case assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. Two directors of Healthpeak also serve on our Board, including our President and Chief Executive Officer, Scott M. Brinker, who is also President and Chief Executive Officer of Healthpeak, and Katherine M. Sandstrom, who is chair of the board of directors of Healthpeak. Our Manager is an indirect subsidiary of Healthpeak. As a result of the foregoing relationships, Healthpeak has significant influence over us.
Our formation transactions, the Management Agreement with our Manager, the exclusivity agreement, the Stockholders Agreement and the registration rights agreement were negotiated between related parties and their terms may not reflect the same terms that we would have obtained if they had been negotiated at arm’s length with an unaffiliated third party. In addition, the obligations of Healthpeak’s officers and other personnel that provide services to us under the Management Agreement to engage in other business activities at Healthpeak may reduce the time that such officers and other personnel spend managing us.
Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and operating company or any member thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the managing member of our operating company, have certain fiduciary duties and obligations to our operating company and its members under Maryland law and the operating agreement of our operating company in connection with the management of our operating company. Our fiduciary duties and obligations as the managing member of our operating company may come into conflict with the duties of our directors and officers to our company.
Distribution Policy
We intend to pay cash distributions to our Class A-1 common stockholders out of assets legally available for distribution. Holders of common units will be entitled to distributions per common unit in the same amount we pay to holders of shares of Class A-1 common stock. On July 8, 2026, our Board declared a monthly dividend in the amount of $0.0475 per share of Class A-1 common stock for each month of the quarter ending on September 30, 2026, payable on July 29, 2026, August 26, 2026 and September 23, 2026 to stockholders of record as of the close of business on July 17, 2026, August 14, 2026 and September 11, 2026, respectively. Purchasers of shares of Class A-1 common stock in this offering who hold such shares as of the close of business on August 14, 2026 and September 11, 2026 will receive the dividends declared with respect to such record dates. On an annualized basis, this would be $0.57 per share of Class A-1 common stock. We intend to maintain our current distribution rate through the end of March 2027 (i.e., the 12 months following the completion of our initial public offering) unless our results of operations, Nareit FFO and FFO as Adjusted (in each case, as defined under “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data — Non-GAAP Financial Measures”), liquidity, cash flows, financial condition or prospects, economic conditions or other factors differ materially from the assumptions used in establishing our current distribution rate. We intend to make distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or otherwise minimize our obligation to pay corporate-level income and excise taxes.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:
•
being permitted to present only two years of audited financial statements in this prospectus and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including the registration statement of which this prospectus is a part;

•
not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including the registration statement of which this prospectus is a part; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until:
•
the first to occur of the last day of the fiscal year (i) that follows the fifth anniversary of the completion of our initial public offering, (ii) in which we have total annual gross revenue of at least $1.235 billion or (iii) in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•
if it occurs before any of the foregoing dates, the date on which we have issued more than $1.0 billion in non-convertible debt securities over a three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.
We have elected to avail ourselves of the provisions of the JOBS Act, which permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.
For additional information, see the section titled “Risk Factors — Risks Related to this Offering and Ownership of Shares of Our Class A-1 Common Stock — We are an ‘emerging growth company,’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A-1 common stock less attractive to investors.”
Restrictions on Ownership and Transfer of Our Common Stock
Our charter, subject to certain exceptions, authorizes our Board to take such actions as are necessary or appropriate to allow us to qualify and to preserve our status as a REIT. Furthermore, our charter prohibits, with certain exceptions, the beneficial or constructive ownership by any person of more than 9.8% in value of the aggregate of the outstanding shares of our capital stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our Class A-1 common stock. In addition, our charter contains various other restrictions on the ownership and transfer of our Class A-1 common stock and capital stock. Our Board, in its sole discretion, may exempt a person, prospectively or retroactively, and subject to such conditions and limitations as our Board may deem appropriate, from these ownership limits if certain conditions are satisfied. However, our Board may not grant an exemption from these ownership limits if such exemption would cause us to fail to qualify as a REIT. The ownership limits may delay or impede a transaction or a change of control that might be in your best interest. See “Description of Our Capital Stock — Restrictions on Ownership and Transfer.”
We have granted a waiver from the ownership limits contained in our charter to Healthpeak to own our common stock.
Controlled Company Status
Healthpeak controls a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A-1 common stock:
•
a majority of our Board consist of independent directors;

•
our Board have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
our Board have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although a majority of our Board consists of independent directors, we do not have a compensation committee or a nominating and corporate governance committee, and we may utilize any other exemption prior to the time we cease to be a “controlled company.” Accordingly, to the extent and for so long as we utilize these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
Our Tax Status
We intend to elect to qualify as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2026. We believe that our organization and operations will allow us to qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT and maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “United States Federal Income Tax Considerations.”
Corporate Information
We were formed in December 2025. Our principal executive office is located at 4600 South Syracuse Street, Suite 500, Denver, CO 80237. Our telephone number is (720) 428-5050. Our website is www.janusreit.com. The contents of our website are not a part of, or incorporated by reference into, this prospectus.

THE OFFERING
Class A-1 common stock offered by us
16,000,000 shares of our Class A-1 common stock (plus up to an additional 2,400,000 shares of our Class A-1 common stock that we may sell upon the exercise in full of the underwriters’ option to purchase additional shares of our Class A-1 common stock).
Class A-1 common stock to be outstanding upon completion of this offering
231,972,996 shares of our Class A-1 common stock(1)
Class A-2 common stock to be outstanding upon completion of this offering
75,917,780 shares of our Class A-2 common stock
Class A-1 common stock and common units to be outstanding upon completion of this offering (excluding common units held directly or indirectly by us)
308,019,526 shares of our Class A-1 common stock and common units(1)(2)
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $446.5 million, or $513.6 million if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full, based upon a public offering price of $29.00 per share, after deducting the underwriting discount and other estimated expenses.
We intend to contribute the net proceeds from this offering to our operating company and receive 16,000,000 common units (or 18,400,000 common units if the underwriters exercise their option to purchase up to an additional 2,400,000 shares of our Class A-1 common stock in full), assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. Our operating company expects to use the net proceeds from this offering to pursue acquisition and investment opportunities that meet our investment criteria and for general corporate purposes. However, we do not have agreements or commitments for any uncompleted acquisitions or investments at this time, other than the Probable Acquisition. See “Use of Proceeds”.
Risk factors
Investing in our Class A-1 common stock involves risks. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 31 and other information included in this prospectus before making a decision to invest in our Class A-1 common stock.
NYSE symbol
“JAN”

Unless otherwise indicated, all information in this prospectus assumes the underwriters’ option to purchase additional shares of Class A-1 common stock has not been exercised.

(1)
Based on 215,972,996 shares of Class A-1 common stock outstanding as of August 7, 2026 and includes 16,000,000 shares of our Class A-1 common stock to be issued in this offering. Excludes (i) 43,835 shares of our Class A-1 common stock underlying unvested restricted stock units subject to time-based vesting and (ii) 4,220,443 shares of our Class A-1 common stock issuable in the future under the Equity Plan, as more fully described in “Management — Executive Compensation —  Equity Plan.” The stock-based compensation expense recognized by us in connection with 23,835 of such unvested restricted stock units will reduce the management fee payable under the Management Agreement.

(2)
Includes 128,750 fully-vested LTIP units. Excludes 262,870 unvested LTIP units subject to time-based vesting or performance-based vesting. The stock-based compensation expense recognized by us in connection with the 262,870 unvested LTIP units will reduce the management fee payable under the Management Agreement. Common units are redeemable for cash or, at our election, shares of our Class A-1 common stock on a one-for-one basis, subject to adjustment in certain circumstances, beginning 14 months after the issuance of such units (other than common units held by a Healthpeak entity, which have such redemption rights at any time and are not subject to such 14-month waiting period). Vested LTIP units are convertible as described under “Description of Janus Living OP, LLC’s Operating Agreement — LTIP Units — Conversion Rights.”

SUMMARY SELECTED HISTORICAL AND PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL AND OTHER DATA
Set forth below is summary selected combined and consolidated financial and other data presented on (i) a historical basis for Janus Living, Inc. and (ii) a pro forma basis. The historical combined and consolidated balance sheet data of Janus Living, Inc. as of December 31, 2025, and December 31, 2024, and the combined and consolidated statements of operations data of Janus Living, Inc. for the years ended December 31, 2025 and 2024, have been derived from Janus Living, Inc.’s audited combined and consolidated financial statements included elsewhere in this prospectus. The historical combined and consolidated balance sheet data of Janus Living, Inc. as of June 30, 2026 and the combined and consolidated statements of operations data of Janus Living, Inc. for the three and six months ended June 30, 2026 and 2025 have been derived from Janus Living, Inc.’s unaudited combined and consolidated financial statements included elsewhere in this prospectus.
Prior, and subsequent, to the initial public offering, the accompanying historical combined and consolidated financial data of Janus Living, Inc. does not represent the financial condition, results of operations and cash flows of one legal entity, but rather a combination of entities and assets owned by Healthpeak prior to the formation transactions and such entities’ real estate assets and related operations. The historical combined and consolidated financial statements of Janus Living, Inc. include expense allocations of certain Healthpeak corporate functions, including costs associated with executive management, accounting, finance, legal, human resources, information technology, corporate insurance, and other corporate overhead. These allocations are not indicative of the actual expense that would have been incurred had Janus Living, Inc. operated as an independent, publicly traded, externally managed company for the periods presented. We believe that the assumptions and estimates used in preparation of the underlying combined and consolidated financial statements of Janus Living, Inc. are reasonable. However, the combined and consolidated financial statements herein do not necessarily reflect what Janus Living, Inc.’s financial condition, results of operations or cash flows would have been if it had been a standalone company during the periods presented, nor are they necessarily indicative of our future financial condition, results of operations or cash flows.
The unaudited pro forma combined and consolidated balance sheet data as of June 30, 2026 and unaudited pro forma combined and consolidated statement of operations data for the six months ended June 30, 2026 and the unaudited pro forma combined and consolidated statement of operations data for the year ended December 31, 2025 have been derived from Janus Living, Inc.’s unaudited pro forma combined and consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma combined and consolidated financial data assume the completion of this offering and the other adjustments described in our unaudited pro forma combined and consolidated financial statements had occurred on June 30, 2026 for purposes of the unaudited pro forma combined and consolidated balance sheet data and on January 1, 2025 for purposes of the unaudited pro forma combined and consolidated statement of operations data. Our unaudited pro forma combined and consolidated financial information is not necessarily indicative of what our actual financial condition and results of operations would have been as of the date and for the period indicated, nor does it purport to represent our future financial condition or results of operations, and has been prepared, in part, based on the underlying financial information of the respective properties in the Aggregate Acquisitions for periods prior to our ownership, which has not been audited or reviewed by an independent registered public accounting firm.
You should read the following summary selected historical and pro forma combined and consolidated financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties” and the historical and pro forma combined and consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Six Months Ended June 30,			Three Months Ended June 30,		Year Ended December 31,
(in thousands)	2026 Unaudited Pro Forma	2026 Historical	2025 Historical	2026 Historical	2025 Historical	2025 Unaudited Pro Forma	2025 Historical	2024 Historical
Statements of Operations Data:
Resident fees and services	$535,251	$416,801	$297,782	$216,456	$148,855	$1,029,561	$603,989	$568,475
Net income (loss)	(48,582)	42,732	(4,680)	14,858	(2,570)	(94,127)	6,349	(50,463)
	As of June 30,		As of December 31,
(in thousands)	2026 Unaudited Pro Forma	2026 Historical	2025 Historical	2024 Historical
Balance Sheet Data (end of period):
Net real estate	$3,457,711	$2,594,012	$1,653,664	$1,604,647
Cash and cash equivalents	928,544	1,557,655	19,652	18,777
Total debt	—	—	102,688	106,247
Total liabilities	1,017,165	1,005,391	1,059,905	1,034,449
Total equity/Parent’s net investment	4,151,284	3,704,819	1,282,310	1,308,853
	Six Months Ended June 30,			Three Months Ended June 30,		Year Ended December 31,
(in thousands)	2026 Unaudited Pro Forma	2026 Historical	2025 Historical	2026 Historical	2025 Historical	2025 Unaudited Pro Forma	2025 Historical	2024 Historical
Non-GAAP Financial Data:
NOI(1)	$150,761	$114,165	$87,512	$57,670	$43,088	$277,892	$178,134	$160,335
Adjusted NOI(1)	150,761	114,165	86,636	57,670	42,207	275,456	175,672	157,311
Same-Store NOI(1)	87,673	87,673	76,147	43,660	37,462	156,615	156,615	140,040
Same-Store Adjusted NOI(1)	87,673	87,673	75,303	43,660	36,618	154,123	154,123	136,918
Nareit FFO(1)	122,863	99,188	68,814	65,584	33,399	214,046	151,802	119,486
FFO as Adjusted(1)	136,614	113,851	73,022	63,960	36,213	220,984	150,795	137,498

(1)
NOI, Adjusted NOI, Same-Store NOI, Same-Store Adjusted NOI, Nareit FFO and FFO as Adjusted are non-GAAP financial measures. For definitions of NOI, Adjusted NOI, Same-Store NOI, Same-Store Adjusted NOI, Nareit FFO and FFO as Adjusted, reconciliations of these metrics to net income (loss), the most directly comparable GAAP financial measure, and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses these metrics, see “— Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures
We use the following non-GAAP financial measures as supplemental performance measures of our business: NOI, Adjusted NOI, Same-Store NOI, Same-Store Adjusted NOI, Nareit FFO and FFO as Adjusted.
NOI, Adjusted NOI, Same-Store NOI and Same-Store Adjusted NOI
NOI and Adjusted NOI are non-GAAP supplemental financial measures used to evaluate the operating performance of real estate. NOI represents resident fees and services less property level operating expenses. Adjusted NOI is calculated as NOI after eliminating the effects of operator transition costs and actuarial reserves for insurance claims that have been incurred but not reported. NOI and Adjusted NOI exclude all other financial statement amounts included in net income (loss). NOI and Adjusted NOI are calculated as NOI and Adjusted NOI, respectively, from our properties, using our share of NOI and Adjusted NOI, respectively, from the JV (calculated by applying our actual ownership percentage for the period). Prior to the JV Buyout, we utilized our share of NOI and Adjusted NOI in assessing our performance as the JV contributed to our performance. Our share of NOI and Adjusted NOI should not be considered a substitute for, and should only be considered together with and as a supplement to, our financial information presented in accordance with GAAP. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. Prior to the JV Buyout, we did not control the JV, and the pro rata presentations of reconciling items included in NOI and Adjusted NOI do not represent our legal claim to such items during periods prior to the JV Buyout. We and our JV partner were entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreement, which provided for such allocations generally according to its invested capital.
The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities or the revenues and expenses; and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.
Adjusted NOI is often referred to as “Cash NOI.” Management believes NOI and Adjusted NOI are important supplemental measures because they reflect only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance and to evaluate our Same-Store performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP because they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.
Properties are included in Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, or experiences a casualty event or has a planned operator transition that significantly impacts operations. This information allows our stockholders, potential investors, and financial analysts to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties. We include properties from our portfolio, including properties owned by the JV in NOI and Adjusted NOI (see the NOI and Adjusted NOI definitions above for further discussion regarding our use of pro rata share information and its limitations). Same-Store NOI and Same-Store Adjusted NOI exclude certain non-property specific operating expenses that are allocated to our operating segment.
Same-Store NOI and Same-Store Adjusted NOI are not measurements of financial performance under GAAP. In addition, other REITs or real estate companies may not define Same-Store or calculate Same- Store NOI and Same-Store Adjusted NOI in a manner consistent with our definition or calculation. Same- Store NOI and Same-Store Adjusted NOI should be considered as supplements, but not as alternatives, to our results calculated in accordance with GAAP.
The table below reconciles NOI, Same-Store NOI, Adjusted NOI and Same-Store Adjusted NOI to net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP.

	Six Months Ended June 30,			Three Months Ended June 30,		Year Ended December 31,
(in thousands)	2026 Unaudited Pro Forma	2026 Historical	2025 Historical	2026 Historical	2025 Historical	2025 Unaudited Pro Forma	2025 Historical	2024 Historical	2020 Historical
Net income (loss)	$(48,582)	$42,732	$(4,680)	$14,858	$(2,570)	$(94,127)	$6,349	$(50,463)	$(36,322)
Depreciation and amortization	177,192	107,871	63,990	56,473	31,191	354,443	126,356	137,186	113,851
General and administrative	2,373	4,292	5,514	1,334	2,382	3,148	10,549	11,921	15,981
General and administrative-related party management fee	9,776	2,800	—	2,472	—	19,551	—	—	—
Interest expense	686	701	1,897	350	949	1,345	3,797	3,942	7,227
Transaction costs	20,288	22,788	—	4,278	—	4,107	1,607	—	17,994
Loss (gain) on sales of real estate, net	(3,884)	(3,884)	—	(3,884)	—	—	—	16,413	—
Loss (gain) upon change of control, net	—	(46,270)	—	—	—	(46,270)	—	—	—
Loss (gain) on debt extinguishments	—	403	—	—	—	403	—	—	—
Other (income) expense, net	(17,290)	(17,281)	6,409	(16,465)	4,029	(2,368)	(863)	32,417	(187,844)
Government grant income	—	—	—	—	—	—	—	—	16,198
Income tax expense (benefit)	10,202	(624)	4,687	(1,746)	2,096	37,660	11,339	(11,490)	(10,337)
Equity (income) loss from unconsolidated joint venture	—	(111)	(2,460)	—	(1,009)	—	(4,068)	(1,894)	75,416
Janus Living’s share of unconsolidated joint venture NOI	—	748	12,155	—	6,020	—	23,068	22,303	24,789
NOI	$150,761	$114,165	$87,512	$57,670	$43,088	$277,892	$178,134	$160,335	$36,953
Adjustments to NOI(2)	—	—	(876)	—	(881)	(2,436)	(2,462)	(3,024)	96,689
Adjusted NOI	$150,761	$114,165	$86,636	$57,670	$42,207	$275,456	$175,672	$157,311	$133,642
Non-Same-Store adjustments(3)	(63,088)	(26,492)	(11,333)	(14,010)	(5,589)	(121,333)	(21,549)	(20,393)
Same-Store Adjusted NOI	$87,673	$87,673	$75,303	$43,660	$36,618	$154,123	$154,123	$136,918
Adjustments to Same-Store Adjusted NOI(2)	—	—	844	—	844	2,492	2,492	3,122
Same-Store NOI	$87,673	$87,673	$76,147	$43,660	$37,462	$156,615	$156,615	$140,040

(1)
Includes the effects of actuarial reserves for insurance claims that have been incurred but not reported.

(2)
For all periods presented, 15 life plan communities meet the definition of Same-Store; all other properties are excluded from Same-Store.

The table below presents the calculation of our net income (loss) margin.
	Six Months Ended June 30,			Three Months Ended June 30,		Year Ended December 31,
(dollars in thousands)	2026 Unaudited Pro Forma	2026	2025	2026	2025	2025 Unaudited Pro Forma	2025	2024	2020
Numerator:
Net income (loss)	$(48,582)	$42,732	$(4,680)	$14,858	$(2,570)	$(94,127)	$6,349	$(50,463)	$(36,322)
Denominator:
Total revenues	$535,251	$416,801	$297,782	$216,456	$148,855	$1,029,561	$603,989	$568,475	$436,494
Net income (loss) margin	(9.1)%	10.3%	(1.6)%	6.9%	(1.7)%	(9.1)%	1.1%	(8.9)%	(8.3)%

The table below presents the calculation of our Adjusted NOI margin.
	Six Months Ended June 30,			Three Months Ended June 30,		Year Ended December 31,
(dollars in thousands)	2026 Unaudited Pro Forma	2026	2025	2026	2025	2025 Unaudited Pro Forma	2025	2024	2020
Numerator:
Adjusted NOI	$150,761	$114,165	$86,636	$57,670	$42,207	$275,456	$175,672	$157,311	$133,642
Denominator:
Total revenues	$535,251	$416,801	$297,782	$216,456	$148,855	$1,029,561	$603,989	$568,475	$436,494
Janus Living’s share of unconsolidated joint venture total revenues	—	3,011	44,920	—	22,460	—	89,445	86,402	90,943
	$535,251	$419,812	$342,702	$216,456	$171,315	$1,029,561	$693,434	$654,877	$527,437
Adjusted NOI Margin	28.2%	27.2%	25.3%	26.6%	24.6%	26.8%	25.3%	24.0%	25.3%
The table below presents the calculation of our Same-Store Adjusted NOI margin.
	Same Store
	Six Months Ended June 30,		Three Months Ended June 30,
(dollars in thousands)	2026	2025	2026	2025
Numerator:
Adjusted NOI	$87,673	$75,303	$43,660	$36,618
Denominator:
Total revenues	$321,622	$297,782	$161,303	$148,855
Janus Living’s share of unconsolidated joint venture total revenues	—	—	—	—
	$321,622	$297,782	$161,303	$148,855
Adjusted NOI Margin	27.3%	25.3%	27.1%	24.6%
Nareit FFO and FFO as Adjusted
Funds from Operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“Nareit”), is net income (loss) (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate or land held for development, plus real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO from the JV prior to the JV Buyout. Adjustments for the JV are calculated to reflect our pro rata share. We reflect our share of Nareit FFO for the JV by applying our actual ownership percentage for the period to the applicable reconciling items. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. Prior to the JV Buyout, we did not control the JV, and the pro rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items during periods prior to the JV Buyout. We and our JV partner were entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreement, which provided for such allocations generally according to its invested capital.
The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities or the revenues and expenses; and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.
We believe Nareit FFO is an important supplemental non-GAAP measure of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Because real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term Nareit FFO was designed by the REIT industry to address this issue. Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours.
In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items, including, but not limited to, transaction and restructuring-related costs, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), deferred tax asset valuation allowances and changes in tax legislation, and other impairments (recoveries) and other losses (gains), as applicable (“FFO as Adjusted”). These adjustments are net of tax, when applicable, and are reflective of our share of the JV prior to the JV Buyout. Adjustments for the JV are calculated to reflect our pro rata share. We reflect our share of FFO as Adjusted for the JV by applying our actual ownership percentage for the period to the applicable reconciling items. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. Prior to the JV Buyout, we did not control the JV, and the pro rata presentations of reconciling items included in FFO as Adjusted do not represent our legal claim to such items during periods prior to the JV Buyout. We and our JV partner were entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreement, which provided for such allocations generally according to its invested capital.
The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities or the revenues and expenses; and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.
Transaction and restructuring-related costs include expenses incurred as a result of acquisitions, operator transitions, severance, and other investment pursuit costs. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by stockholders, potential investors, and financial analysts in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions; (ii) evaluate the performance of our Manager; (iii) budget and forecast future results to assist in the allocation of resources;

(iv) assess our performance as compared with similar real estate companies and the industry in general; and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.
The table below reconciles Nareit FFO and FFO as Adjusted to net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP, and provides other operating data.
	Six Months Ended June 30,			Three Months Ended June 30,		Year Ended December 31,
(in thousands)	2026 Unaudited Pro Forma	2026 Historical	2025 Historical	2026 Historical	2025 Historical	2025 Unaudited Pro Forma	2025 Historical	2024 Historical
Net income (loss)	$(48,582)	$42,732	$(4,680)	$14,858	$(2,570)	$(94,127)	$6,349	$(50,463)
Real estate related depreciation and amortization	177,192	107,871	63,990	56,473	31,191	354,443	126,356	137,186
Our share of real estate related depreciation and amortization from our unconsolidated joint venture	—	602	9,504	—	4,778	—	19,097	18,596
Loss (gain) on sales of depreciable real estate, net	(3,884)	(3,884)	—	(3,884)	—	—	—	16,413
Loss (gain) on change of control, net(1)	—	(46,270)	—	—	—	(46,270)	—	—
Taxes associated with real estate dispositions(2)	(1,863)	(1,863)	—	(1,863)	—	—	—	(2,246)
Nareit FFO	$122,863	$99,188	$68,814	$65,584	$33,399	$214,046	$151,802	$119,486
Participating securities share in Nareit FFO	(19)	(17)	—	(7)	—	(40)	—	—
Diluted Nareit FFO	$122,844	$99,717	$68,814	$65,577	$33,399	$214,006	$151,802	$119,486
Impact of adjustments to Nareit FFO:
Transaction and restructuring- related costs(3)	$19,202	$21,702	$—	$3,828	$—	$4,107	1,607	—
Loss (gain) on debt extinguishments	—	302	—	—	—	302	—	—
Casualty-related charges (recoveries), net(4)	(5,451)	(5,451)	4,208	(5,452)	2,814	(3,204)	(2,614)	28,823
Recognition (reversal) of valuation allowance on deferred tax assets(5)	—	(1,890)	—	—	—	5,733	—	(10,811)
Total adjustments	$13,751	$14,663	$4,208	$(1,624)	$2,814	$6,938	$(1,007)	$18,012
FFO as Adjusted	$136,614	$113,851	$73,022	$63,960	$36,213	$220,984	$150,795	$137,498
Participating securities share in FFO as Adjusted	(3)	(3)	—	—	—	(1)	—	—
Diluted FFO as Adjusted	$136,611	$113,848	$73,022	$63,960	$36,213	$220,983	$150,795	$137,498
Weighted average shares outstanding – Diluted FFO as Adjusted(6)	307,961	245,464	214,734	271,070	214,734	307,891	—	—
Other Operating Data:
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization	$20,621	$20,621	$23,738	$12,866	$19,042	$53,805	53,805	53,697
Deferred income taxes	2,528	3,265	5,315	143	2,656	153	9,313	5,126
Stock-based compensation amortization expense	367	373	—	340	—	733	—	—
Recurring capital expenditures	(8,673)	(8,673)	(3,565)	(5,275)	(3,279)	(29,902)	(20,918)	(20,956)
Amortization of deferred financing costs and debt discounts (premiums)	242	73	(364)	126	(183)	483	(736)	(733)
Other items(7)	(6)	(7)	(2,715)	(1)	(1,744)	(2,441)	(7,268)	(6,546)

(1)
For the unaudited historical six months ended June 30, 2026 and the unaudited pro forma year ended December 31, 2025, represents the gain upon change of control related to the JV Buyout.

(2)
For the unaudited pro forma six months ended June 30, 2026 and the unaudited historical three and six months ended June 30, 2026, includes the income tax benefit related to the disposition of one senior housing community. For the historical year ended December 31, 2024, includes the income tax benefit related to the disposition of a portfolio comprised of a land parcel and various vacant buildings on certain campuses.

(3)
Includes costs comprised of legal, advisory, and other professional fees, transfer taxes, and formation and organization costs related to the initial public offering. The unaudited historical six months ended June 30, 2026 also includes the expense related to one-time fully vested equity awards associated with our initial public offering.

(4)
Casualty-related charges and recoveries are primarily related to claims associated with Hurricane Milton. Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from the JV in our combined and consolidated statements of operations.

(5)
The unaudited historical six months ended June 30, 2026 and the unaudited pro forma year ended December 31, 2025 includes the income tax impact related to the change in tax status of certain entities in connection with the formation transactions. For the historical year ended December 31, 2025, includes the release of a valuation allowance and recognition of a corresponding income tax benefit in connection with a merger of certain TRSs. See Note 14 to our combined and consolidated financial statements included elsewhere in this prospectus.

(6)
For the unaudited three and six months ended June 30, 2026, represents the weighted-average shares outstanding from the close date of our initial public offering through June 30, 2026. For the three and six months ended June 30, 2025, represents the number of shares outstanding as of the closing date of our initial public offering.

(7)
For the unaudited pro forma year ended December 31, 2025, includes actuarial reserves for insurance claims that have been incurred but not reported. For the historical three and six months ended June 30, 2025 and the historical years ended December 31, 2025 and 2024, includes our share of the JV’s recurring capital expenditures and actuarial reserves for insurance claims that have been incurred but not reported.

RISK FACTORS
Investing in our Class A-1 common stock involves risks. Before you invest in our Class A-1 common stock, you should carefully consider the risk factors below together with all of the other information included in this prospectus. If any of the risks discussed in this prospectus were to occur, our business, financial condition, liquidity, results of operations and prospects, and our ability to service our debt and make distributions to our stockholders could be materially and adversely affected (which we refer to collectively as “materially and adversely affecting us” or having “a material adverse effect on us” and comparable phrases), the market price of our Class A-1 common stock could decline significantly and you could lose all or part of your investment in our Class A-1 common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section in this prospectus entitled “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Business and Operations
We or our operators may be negatively impacted by macroeconomic trends that may increase labor, construction, and other operating or administrative costs or impact prospective residents’ willingness or ability to move into our communities.
Our communities are labor-intensive and operationally complex. In recent periods, many of our costs, and costs of our operators, including labor, construction, insurance, utilities, and other operating and administrative costs, have increased or been adversely affected by macroeconomic trends. In addition, our operators’ ability to effectively manage our communities may be adversely affected by macroeconomic trends, including inflation, wage escalation, labor shortages and unemployment, immigration policies, price volatility, domestic policy shifts, and supply chain disruption, among other factors. In addition, labor market pressures and staffing shortages may impair operators’ ability to provide quality care and efficiently operate our communities. A shortage of care givers or other trained personnel, shifts in immigration policy, union activities (including strikes, labor slowdowns, or contract negotiations), wage laws, or general inflationary pressures on wages may require our operators to enhance pay and benefits packages, or to use more expensive contract personnel, and they may be unable to offset these added costs by increasing the rates charged to residents. An inability to attract and retain qualified personnel, including personnel possessing the expertise needed to operate in the senior housing sector, could adversely affect resident satisfaction, occupancy, and entrance fee sales.
These macroeconomic trends may also reduce prospective residents’ willingness or ability to move into our communities, particularly those prospective residents who depend on liquidity from the sale of a primary residence or the value of their other assets to finance entrance fee commitments. Demand for our life plan communities is inherently sensitive to residential real estate trends, particularly in the local markets from which our communities draw. Increases in the number of days a home is listed for sale in the market, reductions in home sales volume, or declines in home equity may reduce prospective residents’ ability to finance entrance fees on a timely basis. If residential real estate markets weaken for a sustained period, whether due to interest rate conditions, demographic factors, supply-demand imbalances, or broader economic uncertainty, we may experience slower move-ins, reduced occupancy, and delays in receiving entrance fees that are needed to satisfy contractual refund obligations or fund community operations.
Our entrance fee refund obligations and related actuarial assumptions may adversely affect our liquidity and results of operations if we are required to refund entrance fees or actual experience differs from our expectations.
Our life plan communities utilize an entrance fee model, which gives rise to some refundable entrance fee liabilities as well as predominantly non-refundable entrance fees that are recognized as deferred revenue and amortized into revenue over each resident’s estimated length of stay on a straight line basis. Our Adjusted NOI, RevPOR, Nareit FFO, and FFO as Adjusted include the non-cash amortization of deferred entrance fee revenue. However, actual cash receipts of non-refundable entrance fees may be higher than the amortized amount when received. Accordingly, certain operating metrics may not reflect the timing or amount of cash generated by our entrance fee communities.
In addition, the liability and revenue recognition of the entrance fees depends on a number of actuarial and operational assumptions, including expected resident turnover, health and morbidity trends, unit-level resale velocity, and projected occupancy for each community. If actual experience differs from these assumptions, such as due to changes in mortality or morbidity rates, shifts in resident demographics, or atypical vacancy patterns, we may underestimate the appropriate level of entrance fees to be charged to residents, be required to adjust our actuarial estimates, modify revenue recognition schedules, or increase reserves. Such adjustments could have a material adverse effect on us.
Refundable entrance fees create a long-term refund obligation that exists, regardless of whether or when a unit is re-occupied or resold, and these liabilities remain outstanding until satisfied in cash. In addition, we may be required to repay the entrance fee (including the non-refundable portion): when a resident vacates in certain instances even though the unit is not resold; if the life plan community fails; or if mandated to do so by regulatory authorities.
Our entrance fee communities rely on the timely resale or re-occupancy of units to generate the entrance fee proceeds needed to satisfy refund obligations and fund operations. Slower re-occupancy, whether due to market conditions, competitive dynamics, local reputational factors, or broader economic conditions, can delay receipt of new entrance fees and extend the period during which we must carry refund liabilities or require us to refund those entrance fees from working capital. Refund obligations may also accumulate during economic downturns, health-related events, or periods of elevated move-outs, which can increase working capital requirements and pressure liquidity. Additionally, certain states impose prescriptive rules on how entrance fees may be used, the timing for issuing refunds, and required minimum liquid reserve levels, which could limit our ability to deploy entrance-fee proceeds to support capital expenditures, debt service, dividends, or operating costs. If we are unable to effectively forecast or manage these obligations, or if we experience prolonged delays in renting units, our liquidity, financial flexibility, and results of operations could be materially and adversely affected.
We are dependent on the performance of our operators for substantially all of our revenues and operating income.
Our revenues and operating income are primarily derived from operating cash flows of our communities, substantially all of which are owned and operated under RIDEA structures as described below. Because substantially all of our communities are owned and operated under RIDEA structures, we rely on third-party operators that qualify as eligible independent contractors under applicable tax laws and regulations to manage and operate our communities, including staffing, entry into third-party contracts (including resident agreements), providing services and care for residents, marketing, and compliance with extensive federal, state, and local regulations. While we have certain oversight and approval rights and the right to review operational and financial reporting information, we are substantially limited in our ability to control or influence day-to-day operations under a RIDEA structure. We thus rely on our operators to manage and operate the business and are dependent upon the performance of our operators for substantially all of our revenues and operating income.
Under our RIDEA structures, we bear the benefits and risks associated with operating performance despite having limited direct control over day-to-day operations, staffing, expense management, care delivery, pricing strategies, and compliance practices at those communities. As a result, our operating results depend heavily on the performance, capabilities, and retention of key personnel of our operators. Operator underperformance, turnover, inability to recruit or retain qualified staff, or failure to implement effective operating, sales, or clinical processes could adversely affect occupancy, revenue, resident satisfaction, and operating margins across our communities. Transitions between operators can be costly, disruptive, and time-consuming. If our operators fail to meet our performance expectations, maintain compliance with applicable laws and regulations, or operate our communities effectively, or if we are required to transition to a new operator for any reason, we could be materially and adversely affected.
A significant portion of our revenues and operating income is dependent on a limited number of operators.
During the six months ended June 30, 2026 and the year ended December 31, 2025, 78.9% and 100%, respectively, of our consolidated revenues were generated from communities managed by two operators. In particular, approximately 66% and 13% of our consolidated revenues for the six months ended June 30, 2026 and 84% and 16% of our consolidated revenues for the year ended December 31, 2025, were generated from communities managed by LCS and Sunrise, respectively. As of June 30, 2026, six operators managed our communities. These operators oversee all our life plan communities, including setting resident fees, managing expenses, providing accurate property-level financial results in a timely manner and otherwise managing risk and operating our senior housing communities profitably and in compliance with the terms of our management agreements and all applicable laws and regulations. Any deterioration in an operator’s financial condition, liquidity, access to capital, disruption of internal operations for any reason (including cyber incidents, data breaches, labor actions, or management turnover), staffing capabilities, or performance could impair our community operations and, in turn, our financial condition and results. Because we have a limited number of operators managing our communities, operational or financial distress at even one significant operator could have a material adverse effect on us.
We may be adversely affected by factors adversely affecting our operators’ ability to meet their financial and other contractual obligations to us, which could delay or prevent collection of funds owed from the residents, impede operations of our properties, or limit our ability to protect our investments.
Occupancy levels at, and rental income from, our communities depend on our ability and the ability of our operators to compete with respect to (i) the quality of care provided, (ii) reputation, (iii) price, (iv) the range of services offered, (v) the physical appearance of a property, (vi) family preference, (vii) referral sources, and (viii) location. For life plan communities, operator management fees and revenue are also tied to the timing of entrance-fee receipts and refunds, which can fluctuate with real estate market conditions and resident turnover. Any legal difficulties or deterioration in an operator’s financial condition, liquidity or earnings, whether due to rising attrition, weaker sales performance, unfavorable publicity, regulatory findings, increased staffing costs, or delayed entrance-fee receipts — may impair their ability to meet their financial and other contractual obligations to us or to maintain community performance standards, which could in turn force us to declare a default and terminate the agreement. If operator distress occurs, we may be required to transition communities to new operators or renegotiate existing agreements on less favorable terms.
Although we generally have the right under specified circumstances to terminate an operator, demand immediate payment of obligations to us, or take other actions, we may be unable to enforce these rights or we may determine not to do so if we believe that doing so would be more detrimental than alternative approaches. There can be no assurance that we would be able to find a suitable replacement operator on substantially equivalent or better terms than the prior agreement, if at all, which could affect our ability to operate the property in compliance with REIT and RIDEA requirements. In addition, we could face difficulty and incur significant costs, including the payment of termination fees under the applicable operator management agreement, if we determine to terminate a relationship with an operator and transition to a new operator, and there can be no assurance that the new operator will perform as we expect.
Identifying and securing new or replacement operators can be time consuming and costly.
We may fail to identify suitable replacements or enter into management agreements or other arrangements with new operators on a timely basis or on terms as favorable to us as our current agreements, if at all. We also may be required to fund certain expenses and obligations, such as real estate taxes, debt costs, insurance costs, and maintenance expenses, to preserve the value of, and avoid the imposition of liens on, our properties while they are being repositioned to replacement operators. In addition, we may incur certain obligations and liabilities, including obligations to indemnify the replacement operator. Transitioning to a replacement operator may require us to pay a termination fee under our management agreements in certain scenarios. For example, in connection with the transition of management of 18 properties in our senior housing portfolio previously managed by Brookdale Senior Living under the JV, we were required to pay a termination fee of approximately $2.5 million to Brookdale Senior Living. Identifying and securing new or replacement operators can be time consuming and costly and there can be no assurance that the new operators will perform as we expect, any of which could have a material adverse effect on us.
In addition, senior housing communities can be highly customized, and the improvements generally required to conform a property to healthcare use are costly and may be subject to regulatory requirements. A new or replacement operator may require different features in a community, depending on that operator’s particular business. Therefore, we may incur substantial expenditures to modify a community and experience delays before we are able to secure a new or replacement operator or to accommodate multiple operators, which may have a material adverse effect on us.

In 2026, we have transitioned the management of certain of the properties in our senior housing portfolio to, and acquired additional properties that are managed by, operators that have not operated properties for us previously.
In 2026, we have transitioned the management of 18 properties in our senior housing portfolio to, and acquired 24 properties that are managed by, operators that have not operated properties for us previously. There is no assurance that these new and/or replacement operators will operate the properties in our senior housing portfolio in a manner that improves the results and operating performance of these properties. The failure of these new or replacement operators to maintain or improve the results and operating performance of these properties could have a material adverse effect on us. Additionally, the replacement operators have not operated properties for us previously and there is no assurance that residents will be satisfied with the performance of these new operators.
If seniors delay moving to senior housing communities until they require greater care or forgo moving to senior housing communities altogether, such action could have a material adverse effect on us.
Seniors may choose to delay their moves to senior housing communities, including to our senior housing communities, until they require greater care, or they may forgo moving to senior housing communities altogether. In addition, our communities compete with healthcare services or alternatives such as rehabilitation through an outpatient basis or at home, home health agencies, telemedicine, life care at home, community-based service programs, retirement communities, and convalescent centers. There have been, and there are expected to continue to be, advances and changes in technology, payment models, healthcare delivery models, regulation, and consumer behavior, consumer preferences, and perception that could reduce demand for our communities, or the on-site activities provided at our communities. Delays in moving to senior housing communities may cause decreases in occupancy rates and increases in resident turnover rates at our communities. Moreover, seniors may have greater care needs and require higher acuity services, which may increase our operators’ cost of business, expose our operators to additional liability, or result in lost business and shorter stays at our communities if our operators are not able to provide the requisite care services or fail to adequately provide those services. These trends may negatively impact the occupancy rates and revenues at our senior housing communities, which could have a material adverse effect on us. Further, if any of our operators are unable to offset lost revenues from these trends by providing and growing other revenue sources, such as new or increased service offerings to seniors, our communities may be unprofitable, we may receive lower returns and rent, and the value of our properties may decline.
We depend on real estate investments in the senior housing sector, making us more vulnerable to events affecting the sector, including an economic downturn or slowdown, or laws affecting REIT ownership of senior housing properties.
We concentrate our investments in the senior housing sector. An economic downturn or slowdown in this sector would have a greater adverse impact on our business than if we had investments across multiple sectors, and could negatively impact the ability of our operators to maintain historical rental and occupancy rates or operate our communities profitably, which could have a material adverse effect on us. Additionally, at various times, legislation potentially limiting REIT ownership and investment in the healthcare property sector has been introduced or is under discussion at the federal, state, and/or local level, including laws that would restrict REIT investment in this sector, reduce tax benefits for REITs that own healthcare-related properties, limit the availability of tax advantages under a RIDEA structure, or require burdensome approvals for, or significantly delay the ability of, healthcare entities to transact with REITs. Such events impacting the senior housing property sector could have a material adverse effect on our ability to participate in the ownership of or investment in senior housing properties, the value of our communities, or our ability to sell properties at prices or on terms acceptable or favorable to us.
The illiquidity of our real estate investments may prevent us from timely responding to economic or investment performance changes.
Our real estate investments can be relatively illiquid due to: (i) restrictions on our ability to sell properties under applicable REIT tax laws; (ii) other tax-related considerations; (iii) regulatory hurdles; and

(iv) market conditions. As a result, we may be unable to recognize full value for any property that we seek to sell. Our inability to timely respond to economic or investment performance changes could have a material adverse effect on us.
We assume operational risks with respect to our communities, all of which are owned and operated under RIDEA or similar structures, that could have a material adverse effect on us.
Although the RIDEA or similar structure gives us certain oversight and approval rights and the right to review operational and financial reporting information, our operators are ultimately in control of the day-to-day business of the property. As a result, we have limited rights to direct or influence the business or operations of our communities, all of which are owned and operated under RIDEA or similar structures, and we depend on our operators to operate these properties in a manner that complies with applicable law, minimizes legal risk, and maximizes the value of our investment.
Under a RIDEA or similar structure, our TRS or other applicable subsidiary is economically and legally responsible for all operational risks and other liabilities of the properties, other than those arising out of certain actions by our operator, such as fraud, gross negligence or willful misconduct. Operational risks include, and our resulting revenues therefore depend on, among other things: (i) occupancy rates; (ii) the entrance fees and rental rates charged to residents; (iii) the requirements of, or changes to, governmental and third-party payment programs such as Medicare or Medicaid, to the extent applicable, including changes to reimbursement rates; (iv) our operators’ reputations and ability to attract and retain residents; (v) general economic conditions and market factors that impact seniors, including general inflationary pressures; (vi) competition from other senior housing providers and alternate care venues and programs; (vii) compliance with federal, state, local, and industry‑regulated licensure, certification and inspection laws, regulations and standards; (viii) litigation involving our properties, residents/patients or employees of our operators; (ix) the availability and cost of property, general and professional liability, or other insurance coverage or increases in insurance policy deductibles; and (x) the ability to control operating expenses.
We primarily depend on private sources for revenues and the ability of patients and residents to pay fees. Costs associated with independent and assisted living services generally are not reimbursable under governmental reimbursement programs such as Medicare and Medicaid. Approximately 82% of our revenues from our properties were attributable to private sources and approximately 18% of our revenues were attributable to governmental reimbursement programs, in each case, during the year ended December 31, 2025. Accordingly, our operators must attract seniors with appropriate levels of income and assets, which may be affected by many factors, including: (i) prevailing economic and market trends, including general inflationary pressures; (ii) consumer confidence; (iii) demographics; (iv) property condition and safety; (v) public perception about such properties; (vi) social and environmental factors; and (vii) changes in consumer preferences (such as favoring home health services instead of residing in a senior housing community).
If our operators fail to effectively conduct operations on our behalf, or to maintain and improve our communities, it could adversely affect our business reputation as the owner of the communities, subject us to regulatory scrutiny or legal actions, and adversely affect the business reputation of our operators and their ability to attract and retain patients and residents in our communities, which could have a material adverse effect on us.
Operators that fail to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements, may cease to operate or be unable to meet their financial and other contractual obligations to us.
Our operators are subject to or impacted by extensive, frequently changing federal, state, and local laws, regulations, and requirements. See “Business and Properties — Regulation” for a discussion of certain of these laws and regulations. Unannounced surveys, inspections, or audits occur frequently, including following a regulator’s receipt of a complaint about a community, and these surveys, inspections, and audits can result in deficiencies and further adverse action. Our operators’ failure to comply with any of the laws, regulations, or requirements applicable to them could result in: (i) loss of accreditation; (ii) denial of payments; (iii) imposition of fines and civil monetary penalties; (iv) suspension, decertification, or exclusion from government healthcare programs (including, but not limited to, Medicare and Medicaid); (v) civil liability;

and (vi) in certain instances, suspension, or denial of admissions, criminal penalties, loss of license, or closure of the property and/or the incurrence of considerable costs arising from an investigation or regulatory action, which may have an adverse effect on our communities and, accordingly, could materially and adversely affect us.
Furthermore, we rely on our operators to oversee and direct these aspects of the properties’ operations to ensure compliance with applicable laws and regulations. If one or more of our communities fails to comply with applicable laws, regulations, and requirements, our TRS or other applicable subsidiary (except in limited circumstances, such as the fraud, gross negligence or willful misconduct of our operators, where we would have a contractual claim against them, which may or may not be collectible), could be subject to regulatory penalties, including loss or suspension of licenses, certification or accreditation, exclusion from government healthcare programs (including, but not limited to, Medicare and Medicaid), administrative sanctions, and civil monetary penalties. Some states also reserve the right to sanction affiliates of a licensee when they take administrative action against the licensee, and require a licensee to report all healthcare-related administrative actions that have been brought against any of the licensee’s affiliates, even in other states. Additionally, when we receive personally identifiable information or protected health information relating to patients or residents of our communities, we are subject to federal and state data privacy and security laws and rules, and could be subject to liability in the event of an audit, complaint, cybersecurity incident, or data breach. Furthermore, our TRS has exposure to professional liability claims that could arise out of resident claims, such as quality of care, and the associated litigation costs.
We operate in a highly complex and regulated environment; changes to regulatory, funding, staffing, trade, and other policies and actions could materially and adversely affect our business and our operators’ management of our communities.
Our business operates within a highly regulated framework that varies by state and, in some jurisdictions, includes prescriptive requirements around entrance-fee escrows, reserve levels, refund timelines, actuarial reporting, disclosure obligations, and periodic financial examinations. Regulatory agencies may increase oversight during periods of slower unit resales, elevated refund activity, industry stress or for other reasons, and may impose new or more restrictive standards governing the use of entrance fees or liquidity thresholds. Any such changes could increase our working capital needs, limit our ability to deploy entrance fees to support operations or capital investment, or restrict the timing or structure of refunds.
Life plan communities have, from time to time, experienced heightened consumer and media attention focused on refund practices, financial stability, and resident expectations under refundable contracts. If any of our life plan communities fail to meet refund expectations, experience delays in re-occupancy that postpone refunds, or encounter adverse publicity relating to financial practices or care standards, our brand and competitive positioning could be adversely affected. Increased consumer scrutiny, coupled with evolving regulatory expectations, may also elevate compliance costs or expose us to litigation risk, each of which could adversely affect occupancy, sales, legal costs, and cash flows in our life plan communities.
Recent and ongoing changes in U.S. federal government policy have introduced uncertainty within our industry. These policy changes include, but are not limited to, workforce reductions at federal agencies, minimum staffing standards for long-term care facilities participating in the Medicare and Medicaid programs and, more broadly, proposals to control healthcare costs and reform the U.S. healthcare system and government reimbursement programs. These policy shifts and other dynamics may affect our operators’ ability to expand within our properties and may affect our revenues, which, as a result, could have a material adverse effect on us. Tariffs and potential tariff actions have also led to market volatility, higher construction costs, and supply chain disruptions, which could delay or increase the cost of our development projects and impair our access to capital.
The requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid may adversely affect our operators’ ability to meet their financial and other contractual obligations to us.
To some degree, our communities and our operators are affected, directly or indirectly, by a complex set of federal, state, and local laws and regulations pertaining to governmental reimbursement programs. These laws and regulations are subject to frequent and substantial changes that are sometimes applied retroactively. See “Business and Properties — Regulation.” For example, to the extent that our operators receive a significant portion of their revenues from governmental payors, primarily Medicare and Medicaid, they are generally subject to, among other things:
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statutory and regulatory changes, including changes that impact state reimbursement programs, particularly Medicaid reimbursement and managed care payments;

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staffing and quality requirements;

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retroactive rate adjustments and recoupment efforts;

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recovery of program overpayments or set-offs;

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federal, state, and local litigation and enforcement actions, including, but not limited to, those relating to Covid and the failure to satisfy the terms and conditions of financial relief;

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administrative proceedings;

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policy interpretations;

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payment or other delays by fiscal intermediaries or carriers;

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government funding restrictions (at a program level or with respect to specific properties);

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reduced reimbursement rates under managed care contracts;

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changes in reimbursement rates, methods, or timing under governmental reimbursement programs, including changes that impact state reimbursement programs, particularly Medicaid reimbursement and managed care payments;

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pre-and post-payment reviews and audits by governmental authorities, which could result in recoupments, denials or delay of payments;

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interruption or delays in payments due to any ongoing governmental investigations and audits at such properties or due to a partial or total federal or state government shutdown for a prolonged period of time; and

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reputational harm of publicly disclosed enforcement actions, audits, or investigations related to billing and reimbursements.

We are unable to predict future changes to or interpretations of, or the intensity of enforcement efforts with respect to, these laws and regulations, including those that pertain to the Medicare and Medicaid programs. Our operators’ failure to comply with the extensive laws, regulations, and other requirements applicable to their business and the operation of our communities could result in, among other challenges: (i) facilities becoming ineligible to receive reimbursement from governmental reimbursement programs or being compelled to repay amounts received; (ii) facilities becoming subject to prepayment reviews or claims for overpayments; (iii) moratoriums on admissions of new patients or residents; (iv) civil or criminal penalties; and (v) significant operational changes, including requirements to increase staffing or the scope of care given to residents. These laws and regulations are enforced by a variety of federal, state, and local agencies and can also be enforced by private litigants through, among other things, federal and state false claims acts, which allow private litigants to bring qui tam or “whistleblower” actions. Any changes in the regulatory framework or the intensity or extent of governmental or private enforcement actions could have a material adverse effect on our operators and on us.
In addition, the patient driven payment model utilized by the Centers for Medicare and Medicaid Services to calculate reimbursement rates for patients in skilled nursing properties (which is among the unit types in our senior housing communities) could result in decreases in payments to our operators or increase our operators’ costs. We cannot make any assessment as to the ultimate timing or the effect that any future changes may have on our operators’ cost of doing business, and on the amount of reimbursement by government and other third-party payors. Any significant limits on the scope of services reimbursed, reductions in reimbursement rates and fees, or increases in provider or similar types of taxes, could materially and adversely affect our operators’ financial condition and liquidity, including their ability to perform their contractual obligations to us, which could have a material adverse effect on us.

Required regulatory approvals can delay or prohibit transfers of our senior housing properties.
Transfers of senior housing properties to successor owners or operators are typically subject to regulatory approvals or ratifications, including change of ownership approvals at the state or local level for licensure and Medicare / Medicaid (if applicable) that are not required for transfers of other types of commercial operations and other types of real estate. Federal and state authorities have become increasingly focused on the review and potential regulation of healthcare transactions for impacts on costs, access to care, and quality, which could involve lengthy review and approval periods, enhanced disclosure obligations, impact analysis, public notices, and hearings. Such regulation could adversely impact the time and cost of completing transactions and, in certain circumstances, affect the feasibility of pursuing or completing such transactions. The sale of, or replacement of any operator at, our communities could be delayed by the regulatory approval process of any federal, state, or local government agency necessary for the transfer of the property or the replacement of the operator licensed to manage the property, during which time the property may experience performance declines. We may also elect to use an interim licensing structure to facilitate such transfers, which structure expedites the transfer by allowing a third party to operate under our license until the required regulatory approvals are obtained, but could subject us to fines or penalties if the third party fails to comply with applicable laws and regulations and fails to indemnify us for such fines or penalties pursuant to the terms of its agreement with us or if the interim licensing structure is otherwise deemed to be a violation of applicable laws and regulations.
Compliance with the ADA and fire, safety, and other regulations may require us to make expenditures that could materially and adversely affect us.
Our communities must comply with applicable ADA, and any similar state and local laws. These laws may require removal of barriers to access by persons with disabilities in public areas. Noncompliance could result in the incurrence of additional costs associated with bringing the properties into compliance, the imposition of fines or an award of damages to private litigants in individual lawsuits or as part of a class action. We could also be required to expend funds to comply with the provisions of the ADA and similar state and local laws, which could materially and adversely affect us.
In addition, we are required to operate our communities in compliance with fire and safety regulations, building codes and other land use regulations. New and revised regulations and codes may be adopted by governmental agencies and bodies and become applicable to our properties. Compliance could require substantial capital expenditures, both for significant upgrades and for resident relocations that may be necessary depending on the scope and duration of upgrades, and may restrict our ability to renovate our properties. These expenditures and restrictions could have a material adverse effect on us.
Our communities are concentrated within certain geographic regions, and economic conditions, natural disasters, weather, and other events or conditions that negatively affect the geographic areas where we have concentrated investments could have a material adverse effect on us.
Our communities are located in 13 states, with approximately 45.0% and 18.6% of our portfolio (based on total units as of June 30, 2026) concentrated in Florida and Texas. Additionally, our largest property, Freedom Plaza Sun City Center in Tampa, Florida, represented 7.0% and 9.4% of total revenues for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively, and 7.7% and 11.0% of gross real estate assets as of June 30, 2026 and December 31, 2025, respectively. Because of our concentration in certain geographic areas, and particularly in the southern United States, we are subject to increased exposure to adverse conditions affecting those geographies, including: (i) downturns in local economies or increases in unemployment rates; (ii) changes in local real estate conditions, including increases in real estate taxes and property insurance premiums; (iii) increased competition; (iv) decreased demand; (v) changes in political administrations, or federal, state, and local legislation, including changes affecting business or property taxes; (vi) local climate events and natural disasters and other catastrophic events, such as hurricanes, pandemics, windstorms, flooding, wildfires, and mudslides and other physical climate risks, including water stress and heat stress; and (vii) failures of regional banks. These risks could significantly disrupt our businesses in the region, harm our ability to compete effectively, result in increased costs, lead to construction delays, and divert management attention, any or all of which could have a material adverse effect on us.

In addition, significant climate changes in areas where we own property could result in extreme weather and changes in precipitation, temperature, and other weather patterns, all of which could result in physical damage to or a decrease in demand for communities located in these areas or affected by these conditions or delays in construction. Moreover, an increase in volatility and difficulty predicting adverse weather events, such as freeze events in warmer climates in recent years, as well as increased hurricane intensity, may result in additional losses. Intensifying natural disasters resulting from climate change and extreme weather events, coupled with macroeconomic factors, have directly affected the availability of insurance, premiums, deductibles, and capacity that insurers are willing to underwrite. As a result, we may determine to self-insure more of our exposures, absorb more below-deductible losses, and look for alternative means of risk transfer in order to avoid spiraling insurance costs. These events also have indirect effects on our business by increasing the costs of energy, maintenance, and response to weather events at our properties. If changes in the climate have material effects, such as property destruction, or occur for extended periods, such changes could have a material adverse effect on us.
Uninsured or underinsured losses could result in a significant loss of our capital invested in a property, lower than expected future revenues, and unanticipated expenses.
A large number of our communities are located in areas exposed to hurricanes, flooding, water stress, heat stress, and other common natural disasters and physical climate risks. While we maintain insurance coverage for hurricanes, windstorms, floods, earthquakes, fires, and other natural disasters and physical climate risks, we may be unable to purchase the limits and terms we desire on a commercially reasonable basis due to increased insurance costs or the unavailability of insurance for certain exposures in other regions. For example, because of our significant concentration in Florida, which is known to be subject to hurricanes, a hurricane in Florida could damage a significant portion of our portfolio. During the year ended December 31, 2024, we recognized $32 million of net casualty-related charges primarily related to damages as a result of Hurricane Milton. As a result, aggregate deductible amounts may be material, and our insurance coverage may be materially insufficient to cover our losses. Furthermore, there are certain exposures for which we do not purchase insurance because we do not believe it is economically feasible to do so or there is no viable insurance market.
If one of our communities experiences a loss that is uninsured or that exceeds policy coverage limits, we could lose our investment in the damaged property as well as the anticipated future cash flows. If the damaged community is subject to recourse indebtedness, we could continue to be liable for the indebtedness even if the property is irreparably damaged. In addition, even if damage to our properties is covered by insurance, a disruption of business caused by a casualty event may result in loss of revenues for us. Any business interruption insurance may not fully compensate the lender or us for such loss of revenue. Our insurance coverage does not include damages as a result of a pandemic, including business interruption, loss of revenue or earnings, or any related effects (e.g., increased costs related to personal protective equipment, sanitization/sterilization of surfaces and equipment, and additional staffing). Insurance coverage for pandemics is not generally available; if it does become available again, it may not be on commercially reasonable terms and we may be unable to receive insurance proceeds that would compensate us fully for our liabilities, costs, and expenses in the event of a pandemic.
Our operators also face various forms of class-action lawsuits from time to time, such as wage and hour and consumer rights actions, which generally are not covered by insurance. These class actions could result in significant defense costs, as well as settlements or verdicts that require large payments or materially decrease anticipated revenues and can result in the loss of a portion or all of our invested capital. We may also incur significant out-of-pocket costs associated with legal proceedings or other claims from residents and patients at our properties. Any of the foregoing risks could have a material adverse effect on us.
In addition, the rise in outsized jury verdicts and/or intensifying natural disasters could threaten policy limits and/or sublimits, which may result in the exhaustion of available insurance coverage for the remainder of the policy year and require us to pay any shortfall from working capital or other assets. These events could also have a material adverse effect on us.
Property development and redevelopment risks can render a project less profitable or unprofitable and delay or prevent its undertaking or completion.
Our development and redevelopment projects could be canceled, abandoned, delayed or, if completed, fail to perform in accordance with expectations due to, among other things:

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the inability to obtain financing on favorable terms or at all, or the lack of liquidity we deem necessary or appropriate for the project;

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legal and regulatory hurdles, including moratoriums on development and redevelopment activities, climate regulatory requirements or expectations (such as net zero or carbon neutrality), or other building and energy performance requirements;

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the failure to obtain, or costs associated with obtaining, necessary zoning, entitlements, and permits;

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cost increases;

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encountering unanticipated site or environmental conditions, including unsuitable soils, unmitigated environmental conditions, endangered species or protected historic sites; and

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other factors over which we have limited or no control, including: (i) changes in market and economic conditions; (ii) decline in demand, including after construction has commenced; (iii) natural disasters and other catastrophic events or physical climate risks, such as floods, wildfires, earthquakes, and windstorms; (iv) pandemics or other health crises; (v) labor conditions, including a labor shortage or work stoppage; (vi) shortages of construction materials; (vii) environmental conditions; or (viii) civil unrest and acts of war or terrorism.

In addition, project costs may materially exceed original estimates due to a variety of factors, including the failure of the contractors or subcontractors to perform as contractually required, design defects, unanticipated site conditions, strikes or other labor issues, unexpected market disruptions, higher interest rates and increased material or labor costs.
Demand for a project may decrease prior to a project’s completion, and resulting rental rates, and occupancy levels may fail to meet expectations. Finally, a project may have defects that we do not discover through the inspection processes, including latent defects not discovered until after we put a property in service.
The foregoing risks could result in not achieving anticipated returns on investment and could have a material adverse effect on us.
Competition may make it difficult to identify and purchase, or develop, suitable properties to grow our portfolio, to finance acquisitions on favorable terms, or to retain or attract residents and operators.
We face significant competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders, developers, and other institutional investors, some of whom may have a longer and more successful track record, greater resources, lower costs of capital, and higher risk tolerance than we do. Increased competition and resulting capitalization rate compression make it more challenging for us to identify and successfully capitalize on opportunities that meet our business goals and could improve the bargaining power of property owners seeking to sell, thereby impeding our investment, acquisition, and development and redevelopment activities or requiring us to invest in properties with a higher risk profile or less upside potential. Similarly, our communities face competition for residents and our operators’ ability to attract and retain personnel from other properties in the same market, which may affect our ability to attract and retain residents and personnel, or may reduce the fees our operators are able to charge. The failure to capitalize on our development and redevelopment pipeline, identify and purchase a sufficient quantity of senior housing properties at favorable prices, finance acquisitions on commercially favorable terms, or attract and retain profitable residents could have a material adverse effect on us.
We may be required to recognize reserves, allowances, credit losses, or impairment charges.
Declines in the value of our properties or other assets, or other factors may result in the recognition of reserves, allowances, credit losses, or impairment charges. Our determination of such reserves, allowances, credit losses, or impairment charges relies on estimates regarding the fair value of any loan collateral, which is a complex and subjective process. In addition, we evaluate our assets for impairments based on various triggers, including market conditions, our current intentions with respect to holding or disposing of the assets and the expected future undiscounted cash flows from the assets. Impairments, reserves, allowances, and credit losses are based on estimates and assumptions that are inherently uncertain, may increase or decrease in the future, and may not represent or reflect the ultimate value of, or loss that we ultimately realize with respect to, the relevant assets. Any such impairment, reserve, allowance, or credit loss, or any change in any of the foregoing, could have a material adverse effect on us.
We may invest substantial resources and time in investments or transactions that are not consummated.
We regularly review potential investments and transactions in order to maximize stockholder value. Our review process may require significant management attention, and a potential transaction could be abandoned or rejected by us or the other parties involved after we expend significant expenses, resources, and time.
We may not be able to successfully integrate or operate acquisitions or may incur unanticipated liabilities.
Successful integration of acquired properties depends primarily on our ability to consolidate operations, systems, procedures, properties, and personnel, and to eliminate redundancies and reduce costs. We may encounter difficulties in these integrations. Potential difficulties associated with acquisitions include: (i) our ability to effectively monitor and manage our expanded portfolio of properties; (ii) the disruption of our ongoing business or that of the acquired property; (iii) possible inconsistencies in standards, controls, procedures, and policies; and (iv) the assumption of unexpected liabilities and claims, including:
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liabilities relating to the cleanup or remediation of undisclosed environmental conditions;

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unasserted claims of vendors, residents, patients, or other persons dealing with the seller;

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liabilities, claims, and litigation, whether or not incurred in the ordinary course of business, relating to periods prior to the acquisition;

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claims for indemnification;

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claims for return of government reimbursement payments; and

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liabilities for taxes relating to periods prior to the acquisition.

In addition, acquired properties may fail to perform as expected, including with respect to estimated cost savings. Inaccurate assumptions regarding future rental or occupancy rates could result in overly optimistic estimates of future revenues. Similarly, we may underestimate future operating expenses or the costs necessary to bring properties up to standards established for their intended use or for property improvements. Additionally, acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area, costs associated with opening a new community, and unfamiliarity with local governmental laws, rules or regulations. As a result, we cannot assure you that we will achieve the economic benefit we expect from acquisitions.
If we have difficulties with any of these areas, or if we later discover additional liabilities or experience unforeseen costs relating to our acquired property or changing of operators, we may not achieve the anticipated economic benefits from our acquisitions, and this may have a material adverse effect on us.
The past industry, market and performance data contained in this prospectus are not indicative of our future performance.
In this prospectus, we describe certain industry and market data, as well as the achievements of Mr. Brinker, our President and Chief Executive Officer, while he served as an executive of a NYSE listed equity REIT that invests primarily in healthcare properties. Mr. Brinker’s achievements and the performance of his prior employer occurred during periods with economic and interest rate environments that differ from those we face today and may face in the future. The industry and market data, as well as Mr. Brinker’s prior employer’s results, reflect past performance, may have been influenced by external factors and are not a guarantee or prediction of our future operating results, our ability to acquire senior housing communities or the returns that our stockholders should expect to achieve. This past industry, market and performance data is not indicative of our future performance.

We may be affected by unfavorable resolution of litigation or disputes and rising liability and insurance costs as a result thereof or other market factors.
We and our operators are from time to time parties to litigation, including, for example, disputes regarding the quality of care at the properties or the operations of the properties. The effect of litigation may materially increase our and our operators’ costs, including costs to monitor and report quality of care compliance. In addition, the cost of professional liability, medical malpractice, property, business interruption, general liability, and insurance policies can be significant and may increase or not be available at a reasonable cost or at all.
All of our properties are owned and operated under RIDEA or similar structures, and we bear the benefits and risks associated with the operating performance of each of our communities, and, as a result, we generally directly bear the costs of any such increases in litigation, monitoring, reporting, and insurance. The provision of personal and health care services in the long-term care industry entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs. Moreover, certain of our senior housing properties offer residents a greater degree of independence in their daily living. This increased level of independence may subject the resident and, therefore, us to risks that would be reduced in other care settings. We are responsible for these claims, litigation, and liabilities, with limited indemnification rights against our operators, which are typically based only on the fraud, gross negligence or willful misconduct by the operator. Moreover, negative publicity arising from litigation, other legal proceedings or investigations may also negatively impact our operators’ and our reputations, resulting in lower customer demand and revenues, which could have a material adverse effect on us.
We may also be named as defendants in lawsuits arising out of our alleged actions or the alleged actions of our operators. Unfavorable resolution of any such litigation, including an outsized jury verdict, particularly if it exceeds our or our operators’ insurance policy limits or is not covered by insurance at all, or negative publicity as a result of such litigation could have a material adverse effect on us. Regardless of the outcome, litigation or other legal proceedings may result in substantial costs, disruption of our normal business operations, and the diversion of management attention. We may be unable to prevail in, or achieve a favorable settlement of, any pending or future legal action against us. Any of the foregoing could have a material adverse effect on us.
Even when an operator is obligated to indemnify us for liability incurred as a result of a lawsuit pursuant to the terms of its management agreement with us, the operator may fail to satisfy those obligations and, in such event, we would have to incur the costs that should have been covered by operator and to determine whether to expend additional resources to seek the contractually owed indemnity from that operator, including potentially through litigation or arbitration. In some instances, we may decide not to enforce our indemnification rights if we believe that enforcement of such rights would be more detrimental to our business than alternative approaches. Regardless, such an event would divert management attention and may result in a disruption to our normal business operations, any of which could have a material adverse effect on us.
Environmental compliance costs and liabilities associated with our real estate investments may be substantial and may materially impair the value of those investments.
Federal, state and local laws, ordinances, and regulations may require us, as a current or previous owner of real estate, to investigate, monitor, and/or clean up certain hazardous or toxic substances released at a property. We may be held liable to a governmental entity or to third parties for injury or property damage and for investigation and cleanup costs incurred in connection with the contamination. The costs of cleanup and remediation could be substantial and could have a material adverse effect on us. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination, and/or impose fines and penalties on the property owner with respect to such contamination.
Although we currently carry environmental insurance on our properties in an amount that we believe is commercially reasonable, such liabilities could exceed the amount of our insurance, or the value of the contaminated property. As a current or previous owner of a site, we may also be held liable to third parties for damages and injuries resulting from environmental contamination emanating from the site. We may also experience environmental costs and liabilities arising from conditions not known to us or disrupted during development. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or paying personal injury or other claims or fines could be substantial and could have a material adverse effect on us. In addition, the presence of contamination or the failure to remediate contamination may adversely affect our ability to use, develop, sell, or lease the property or to borrow using the property as collateral.
We may be impacted by epidemics, pandemics, or other infectious disease outbreaks, and health and safety measures intended to reduce their spread.
Epidemics, pandemics, or widespread or localized infectious disease outbreaks, as well as other health concerns, and the health and safety measures taken to reduce the spread or lessen the impact, could cause a material disruption to our industry or deteriorate the economy as a whole. The impacts of such events could be severe and far-reaching, and may impact our operations in several ways, including: (i) operators and residents could experience deteriorating financial condition and liquidity and be unable or unwilling to make payments on time and in full; (ii) we may have to restructure operators’ obligations and may not be able to do so on terms that are favorable to us; (iii) inquiries at our properties could decrease; (iv) move-ins and new resident efforts could slow or stop altogether; (v) move-outs from all causes could increase; (vi) operating expenses, including the costs of certain essential services or supplies, including payments to third-party contractors, service providers, and employees essential to ensure continuity in our building operations, may increase; (vii) procedures normally conducted on our properties may be disrupted; (viii) health orders, rent moratoriums, and other initiatives by federal, state, and local authorities could affect our operators’ and our ability to collect rent and/or enforce remedies for the failure to pay rent; and (ix) costs of development and redevelopment, including expenditures for materials utilized in construction and labor essential to complete existing developments in progress, may increase substantially.
Our past participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs could subject us or our operators to disruptive government and financial audits, enforcement actions, and recovery activity.
Under the Coronavirus Aid, Relief, and Economic Security Act and subsequent Covid relief legislation, Congress allocated more than $178 billion to eligible health care providers through the Public Health and Social Services Emergency Fund (the “Provider Relief Fund” or “PRF”). The U.S. Department of Health and Human Services (“HHS”) distributed PRF awards through various general and targeted distributions. We and our operators (including operators of senior housing communities that we have subsequently disposed of) received relief funds through several distributions. PRF funds were intended to reimburse eligible providers for unreimbursed healthcare-related expenses and lost revenues attributable to Covid and were used only to prevent, prepare for, or respond to Covid. PRF funds received under certain targeted distributions were further limited to specific uses. Additionally, the PRF program imposed certain distribution-specific eligibility criteria and required recipients to comply with various terms and conditions. PRF program terms and conditions included limitations and requirements governing use of PRF funds, implementation of controls, retention of records, audit and reporting to governmental authorities, and other PRF program requirements, the interpretation of which could change over time. Failure to comply with program requirements may result in payment recovery or other enforcement actions. Even though no new PRF program funds were received in 2025 or 2026, we may still be subject to or incur costs related to PRF compliance activities, as well as government oversight and enforcement, including post-payment recovery and recoupment and government investigations, audits, enforcement activity, and penalties. Our current and former operators may similarly be impacted. Differences in operators’ PRF policies and protocols may adversely impact availability of data and financial audits.
We have experienced net losses in the past and may experience additional losses in the future.
Although we had net income for the three and six months ended June 30, 2026 and the year ended December 31, 2025, we have experienced net losses (calculated in accordance with GAAP) in the past (including for the year ended December 31, 2024) and we may not be profitable or realize growth in our business in future periods. Many of our losses can be attributed to property operating expenses, casualty loss, depreciation and amortization and general and administrative expense. For a further discussion of the factors affecting our net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements appearing elsewhere in this prospectus.
We and our Manager rely on information technology in our operations, and any material failure, inadequacy, interruption, or security failure of that technology could harm our business.
We, our Manager, and our operators rely on information technology networks, enterprise applications, and other information systems to process, transmit, and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, to maintain personal identifying information and resident and residency agreement data, and to operate building management systems. These information systems utilize software and cloud-based technology from third-party service providers. We, our Manager, and our operators rely on commercially available systems, software, tools, and monitoring to provide security for the processing, transmission, and storage of confidential data, including individually identifiable information relating to residents, resident applications, and financial accounts, as well as building access, security, and operations. Although we, our Manager, and our operators have taken steps to protect the security of these information systems, with multiple layers of controls around the data maintained in those systems, safety and security measures cannot always prevent the systems’ improper functioning or damage, or the improper access of systems or disclosure of personally identifiable information such as in the event of cyber-attacks or other cybersecurity incidents. Third-party service providers may also experience unexpected power losses, computer system failures, or data network disruptions, negatively impacting the systems or solutions our operations depend on, which could limit access to data and business information, potentially causing significant disruptions to our operations. Certain of our operators and third-party partners have experienced, and may in the future experience, cybersecurity incidents resulting in inadvertent access of systems and personally identifiable information. We do not control the cybersecurity systems and protocols put in place by our Manager, our operators or other third parties, and such parties may have limited indemnification obligations to us, which could cause us to be negatively impacted as a result.
The use of, or inability to use, artificial intelligence or other disruptive new technologies by us, our Manager, our operators, our vendors, and our investors presents risks and challenges that may materially and adversely impact the business and operating results of our operators and vendors or may adversely impact the requirements and demand for properties, which could have a material adverse effect on us.
We and our Manager use generative artificial intelligence and/or machine learning (collectively, “AI”) tools in our investment and capital allocation decisions and operations, including commercially available AI applications or AI features available through our existing software or technology platforms. If AI tools used by our peers to optimize decisions or operations are used more broadly or effectively than the AI tools we or our Manager use, we may be competitively disadvantaged. However, while AI tools may facilitate optimization and operational efficiencies, they also have the potential for inaccuracy, bias, infringement or misappropriation of intellectual property, and risks related to data privacy and cybersecurity. The use of AI tools may introduce errors or inadequacies that are not easily detectable, including deficiencies, inaccuracies, or biases in the data used for AI training, or in the content, analyses, or recommendations generated by AI applications. The results of such errors or inadequacies may materially and adversely affect us. The legal requirements relating to AI continue to evolve and remain uncertain, including how legal developments could impact our business and ability to enforce our proprietary rights or protect against infringement of those rights, and may expose us to claims, inquiries, demands and proceedings by private parties and global regulatory authorities and subject us to legal liability as well as reputational harm. New laws and regulations governing AI use are being adopted, and existing laws and regulations may be interpreted in ways that would affect our business operations and the way in which we use AI. While our Manager has adopted a governance framework concerning use of AI tools to guard against the aforementioned risks, there can be no assurance that we will realize the anticipated benefits or mitigate such risks of using AI tools.
Cybersecurity threat actors may utilize AI tools to automate and enhance cybersecurity attacks against us. We and our Manager utilize software and platforms designed to detect such cybersecurity threats, including AI-based tools, but these threats could become more sophisticated and harder to detect and counteract, which may pose significant risks to our data security and systems. Such cybersecurity attacks, if successful, could lead to data breaches, loss of confidential or sensitive information, and financial or reputational harm.
Our and our Manager’s vendors may use AI tools in their products or services without our knowledge, and the providers of these tools may not meet the evolving regulatory or industry standards for privacy and data protection. Consequently, this may inhibit our, our Manager’s or our or our Manager’s vendors’ ability to uphold an appropriate level of service and data privacy. If we, our Manager, our or our Manager’s vendors, or other third parties with which we conduct business experience an actual or perceived breach of privacy or security incident due to the use of AI, we may be adversely impacted, lose valuable intellectual property or confidential information, and incur harm to our reputation and the public perception of the effectiveness of our security measures.
Investors, analysts, and other market participants may use AI tools to process, summarize or interpret our financial information or other data about us. The use of AI tools in financial and market analysis may introduce risks similar to those described above, including an inaccurate interpretation of our financial or operational performance or market trends or conditions, which in turn could result in inaccurate conclusions or investment recommendations.
In addition, new, disruptive technologies could potentially materially change the delivery of healthcare services to seniors. We may not properly plan for, adopt or respond to the competitive threats posed by those technologies, which could materially and adversely affect us.
If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately determine or disclose our financial results. As a result, our stockholders could lose confidence in our financial results.
We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. As a publicly traded company, we are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. They include controls and procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, the SEC is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Effective disclosure controls and procedures are necessary for us to provide reliable reports, effectively prevent and detect fraud, and to operate successfully as a public company. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires significant resources and devotion of time. We may discover deficiencies in our disclosure controls and procedures that may be difficult or time consuming to remediate in a timely manner.
In addition, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, and we become an accelerated or large accelerated filer. As described above, we could potentially qualify as an “emerging growth company” until as late as the fifth anniversary of the completion of our initial public offering. In connection with our ongoing monitoring of our internal control over financial reporting or audits of our consolidated financial statements or our management’s assessment of the effectiveness of internal control over financial reporting, we or our auditors may identify additional deficiencies in our internal control over financial reporting that may be significant or rise to the level of material weaknesses.
Any failure to maintain effective internal control over financial reporting or disclosure controls and procedures or to timely effect any necessary improvements thereto could cause us to fail to meet our reporting obligations (which could affect the listing of our Class A-1 common stock on the NYSE). Additionally, ineffective internal control over financial reporting or disclosure controls and procedures could also adversely affect our ability to prevent or detect fraud, could result in restatements of our financial statements, harm our reputation and cause investors to lose confidence in our reports filed with, or submitted to, the SEC, which would likely have a negative effect on the market price of our Class A-1 common stock.
Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal control over financial reporting.
The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting, including new and revised financial and IT-related controls that we have been designing, implementing and operating, may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies in our internal control over financial reporting, including any material weakness which may occur in the future, could result in misstatements of our financial condition or results, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect us.
Risks Related to Our Capital Structure and Market Conditions
Volatility, disruption, or uncertainty in the financial markets may impair our ability to raise capital, obtain new financing or refinance existing obligations, and fund acquisition and development and redevelopment activities.
Increased or prolonged market disruption, volatility, or uncertainty could have a material adverse effect on our ability to raise capital, obtain new financing or refinance our existing obligations as they mature, and fund our acquisition, capital expenditure, and development and redevelopment activities. Our lenders and other financial institutions could also require us to agree to more restrictive covenants, grant liens on our assets as collateral, and/or accept other terms that are not commercially beneficial to us in order to obtain financing. One or more of our lenders under our credit facilities could refuse or fail to fund their financing commitment to us as a result of lender liquidity and/or viability challenges, which financing commitments we may not be able to replace on favorable terms, or at all. In addition, the failure of a bank, or events involving limited liquidity, defaults, non-performance or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, or concerns or rumors about such events, could lead to disruptions in access to our bank deposits, our inability to access our bank deposits in excess of the Federal Deposit Insurance Corporation (FDIC) limits, or otherwise adversely impact our liquidity and financial performance, and our operators could be similarly adversely affected. Market volatility could also lead to significant uncertainty in the valuation of our investments, which may result in a substantial decrease in the value of our properties. As a result, we may be unable to recover the carrying amount of such investments and the associated goodwill, if any, which may require us to recognize impairment charges in earnings.
Increased interest rates and borrowing costs could materially adversely impact our business and ability to refinance existing debt, sell properties, and conduct investment activities.
U.S. government policies implemented to address inflation, including actions by the Federal Reserve System’s Federal Open Market Committee (the “FOMC”) to increase short-term interest rates, resulted in increases in interest rates in the credit markets and other impacts on the macroeconomic environment. Interest rates may remain elevated above historical levels for extended periods or rise again. The FOMC may not reduce the federal funds rate in the amounts or on the timeline currently anticipated, which could result in a higher federal funds rate for a longer period of time, or the FOMC may determine to raise the federal funds rate again, either of which would likely lead to higher short-term interest rates and the possibility of lower asset values, slowing economic growth and increasing the possibility of a recession. Further, actions by the FOMC to decrease short-term interest rates could lead to inflationary pressures.
Elevated interest rates could also negatively impact consumer spending, including resident preferences, and our operators’ businesses and future demand for our communities.

Higher borrowing costs could limit our ability to refinance debt when it matures, or cause us to pay higher interest rates upon refinancing and increased interest expense on refinanced indebtedness. Additionally, higher borrowing costs and attendant negative impacts on our business can reduce the amount investors are willing to pay for our Class A-1 common stock. Because REIT stocks are often perceived as high-yield investments, investors may perceive less relative benefit to owning REIT stocks as borrowing costs increase.
If access to external capital is unavailable on favorable terms or at all, it could have a material adverse effect on our ability to grow our business.
We intend to rely on external sources of capital (including debt and equity financing) to fulfill our capital requirements. The availability of external capital sources is affected by several factors, some of which we have little or no control over, including:
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general availability of capital, including our ability to raise capital on favorable terms, higher interest rates, and increased borrowing costs;

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the market price of our Class A-1 common stock and any preferred securities we may issue;

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the market’s perception of our growth potential and our current and potential future earnings and cash distributions;

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our degree of financial leverage and operational flexibility;

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the financial integrity of our lenders, which might impair their ability to meet their commitments to us or their willingness to make additional loans to us, and our inability to replace the financing commitment of any such lender on favorable terms, or at all;

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bank failures or other events affecting financial institutions, which could adversely affect our or our operators’ liquidity and financial performance;

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the stability of the market value of our properties;

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the financial performance and general market perception of our operators;

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our actual or anticipated credit ratings or outlook;

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changes in the credit ratings on U.S. government debt securities or default or delay in payment by the U.S. of its obligations;

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issues facing the healthcare industry generally and the senior housing sector specifically, including healthcare reform and changes in government reimbursement policies; and

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the performance of the national and global economies generally, including any economic downturn and volatility in the financial markets.

If access to capital is unavailable on favorable terms or at all, it could have a material adverse impact on our ability to fund operations, repay or refinance our debt obligations, fund dividend payments, acquire properties, and make the investments in development and redevelopment activities, as well as capital expenditures, needed to grow our business.
Our level of indebtedness following this offering may increase and materially adversely affect our future operations.
As of June 30, 2026, both on an actual and pro forma basis, we had no indebtedness outstanding and $500 million of available capacity under the revolving credit facility and $100 million available under the delayed-draw term loan facility. In addition, we have the option to increase the revolving credit facility, increase the delayed-draw term loan facility and/or obtain incremental term loans so long as the aggregate principal amount of the revolving credit facility, the delayed-draw term loan facility and such incremental term loans does not exceed $1.5 billion, subject to customary requirements, including obtaining additional lender commitments. If we incur additional significant indebtedness, it would require us to dedicate a growing portion of our cash flow to interest and principal payments. Greater demands on our cash resources may reduce funds available to us to pay dividends, conduct development and redevelopment activities, make capital expenditures and acquisitions, or carry out other aspects of our business strategy. Increased indebtedness can also make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with comparatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to finance or refinance our properties, contribute properties to joint ventures, or sell properties as needed. In addition, any changes to benchmark rates, or uncertainty as to the nature of such potential changes, may increase the cost of our variable rate debt or cost of funds, adversely affect the trading market for our securities, have an unpredictable impact on the financial markets or otherwise materially and adversely affect us.
Covenants in our debt instruments limit our operational flexibility, and breaches of these covenants could result in adverse actions by our creditors.
The terms of our credit facilities require, and the agreements governing any future indebtedness are likely to require, us to comply with a number of customary financial and other covenants, such as maintaining leverage ratios, minimum tangible net worth requirements, REIT status, and fixed charge coverage and interest coverage ratios. Our ability to incur additional debt and to conduct business in general is subject to compliance with these covenants, which limits our operational flexibility. These covenants, as well as any additional covenants to which we may be subject in the future because of additional borrowings, could restrict our ability to replace the applicable operator or sell a property or cause us to have to forego investment opportunities, reduce or eliminate distributions to our Class A-1 common stockholders or obtain financing that is more expensive than financing we could obtain if we were not subject to the covenants. Breaches of certain covenants may result in cross-defaults in other indebtedness. Covenants that limit our operational flexibility, as well as defaults resulting from the breach of any of these covenants, could have a material adverse effect on us.
Risks Related to Tax, Including REIT-Related Risks, and Related to Our Jurisdiction of Incorporation and Our Structure as an UPREIT
Our inability to qualify as a REIT would substantially reduce our available funds and would have materially adverse consequences for us and the value of our Class A-1 common stock.
Qualification as a REIT involves the application of numerous highly technical and complex provisions of the Code, for which there are limited judicial and administrative interpretations, as well as the determination of various factual matters and circumstances not entirely within our control. We intend to continue to operate in a manner that enables us to qualify as a REIT. However, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, through actual annual operating results, asset diversification, distribution levels, and diversity of stock ownership.
For example, to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must make distributions to our stockholders aggregating annually to at least 90% of our REIT taxable income, excluding net capital gains. Rents we receive from a TRS in a RIDEA structure are treated as qualifying rents from real property for REIT tax purposes only if (i) they are paid pursuant to a true lease, (ii) the lease is of a “qualified health care property” and (iii) the operator qualifies as an “eligible independent contractor,” as each term is defined in the Code. If either of these requirements is not satisfied, then the rents we receive from the TRS will not be qualifying rents and we may not satisfy the REIT gross income requirements. Furthermore, new legislation, regulations, administrative interpretations, or court decisions could change the tax laws or interpretations of the tax laws regarding qualification as a REIT, or the federal income tax consequences of that qualification, in a manner that is materially adverse to our stockholders. Accordingly, we cannot assure you that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.
If we lose our REIT status, we will face serious tax consequences that will substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and to make distributions to stockholders. If we fail to qualify as a REIT:
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we will not be allowed a deduction for distributions to stockholders in computing our taxable income;

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we will be subject to corporate-level income tax on our taxable income at regular corporate rates;

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we will be subject to increased state and local income taxes; and

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unless we are entitled to relief under relevant statutory provisions, we will be disqualified from taxation as a REIT for the four taxable years following the year during which we fail to qualify as a REIT.

As a result of all these factors, our failure to qualify as a REIT could also impair our ability to expand our business and raise capital and could materially adversely affect the value of our Class A-1 common stock.
If Healthpeak failed to qualify as a REIT during certain periods prior to this offering, we would be prevented from electing to qualify as a REIT.
Under applicable Treasury regulations, if Healthpeak failed, or fails, to qualify as a REIT during certain periods prior to this offering, unless Healthpeak’s failure were subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Healthpeak failed to qualify.
Our TRSs may be subject to corporate level tax.
One or more of our subsidiaries have elected or will elect with us to be treated as TRSs. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT that the parent REIT could not provide directly. Substantially all of our senior housing communities are intended to be “qualified health care properties” that are leased to one or more TRSs, which, in turn, contract with our operators to manage the communities on behalf of those TRSs. If one of our TRS entities is treated as directly or indirectly operating a health care facility, that entity would not qualify as a TRS, and as a result we may fail to qualify as a REIT. One of our communities is an independent living community that we do not believe is a “qualified health care property.” We own that community directly, and services provide to its residents that are not usually or customarily furnished in connection with the rental of real property are provided by a TRS. Whether a community is a “qualified health care property” is a factual determination, and if the U.S. Internal Revenue Service (the “IRS”) were to successfully assert that a community we treat as a qualified health care property is not one, rents we receive from the applicable TRS may not be qualifying income, that TRS may not qualify as a TRS, and we could fail to qualify as a REIT. TRSs are taxed as regular C corporations, and are thus generally required to pay regular corporate income tax, and potentially the alternative minimum tax, on their earnings. Any taxes paid by our TRSs will reduce the amounts that our TRSs could otherwise distribute to us. Furthermore, new legislation, regulations, administrative interpretations, or court decisions could change the tax laws or interpretations of the tax laws regarding our ability to continue to use one or more TRSs or other structures or arrangements in such a manner that could be materially adverse to us.
The tax imposed on any net income from “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.
We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business. A sale will not be considered a prohibited transaction, however, if it meets certain safe harbor requirements. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business (other than through a TRS), such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to take advantage of available safe harbors.
Further changes to U.S. federal income tax laws could materially and adversely affect us and our stockholders.
The present federal income tax treatment of REITs and various transactional structures that we utilize may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time, which could affect the federal income tax treatment of an investment in us. The federal income tax rules dealing with U.S. federal income taxation and REITs are constantly under review by persons involved in the legislative process, the IRS, and the U.S. Treasury Department, which results in statutory changes as well as revisions to regulations and interpretations. We cannot predict how changes in the tax laws might affect our investors or us. Revisions in federal tax laws and interpretations thereof could significantly and negatively affect our ability to qualify as a REIT, as well as the tax considerations relevant to an investment in us, or could cause us to change our investments and commitments.
Acquisitions of property in tax-deferred transactions without a step-up in tax basis in connection with our formation could increase taxable gain on disposition, reduce depreciation deductions, and require higher distributions by us to our shareholders.
We acquired certain of our properties in tax-deferred transactions in connection with our formation. To the extent we acquired any such properties, we generally took a carryover tax basis equal to the transferor’s basis which may be significantly lower than the fair market value of such properties at the time of acquisition. Upon a subsequent sale or other disposition of such properties, we would expect to recognize greater taxable gain than if the basis of such properties had been stepped-up to fair market value. In addition, the lower tax basis would reduce the amount of depreciation deductions available to us. Both of these factors could have the effect of increasing our taxable income and, in turn, require us to make larger distributions to our shareholders to enable us to meet the distribution requirements applicable to REITs and to eliminate or otherwise minimize our obligation to pay corporate-level income and excise taxes, which, in turn, would reduce cash available to us for reinvestment in other investment opportunities.
Potential deferred and contingent tax liabilities from corporate acquisitions, including certain of our acquisitions from Healthpeak, could limit or delay future property sales.
If, during the five-year period beginning on the date we acquire certain assets or companies in certain tax deferred transactions, we recognize a gain on the disposition of any property acquired, then, to the extent of the excess of (i) the fair market value of such property as of the acquisition date, over (ii) our adjusted income tax basis in such property as of that date, we will be required to pay a corporate-level federal income tax on this gain at the highest regular corporate rate. We expect that certain of the assets we will acquire from Healthpeak will be subject to these rules. These potential tax effects could limit or delay future property sales. In addition, the IRS may assert liabilities against us for income taxes of certain entities we acquire for taxable years prior to the time that we acquire such entities, in which case we will owe these taxes plus interest and penalties, if any.
There are uncertainties relating to the calculation of non-REIT tax earnings and profits (“E&P”) in certain acquisitions, which may require us to distribute E&P.
In order to remain qualified as a REIT, we are required to distribute to our stockholders all of the accumulated non-REIT E&P of certain C corporations that we acquire, prior to the close of the first taxable year in which the acquisition occurs. Failure to make such E&P distributions could result in our disqualification as a REIT. The determination of the amount to be distributed in such E&P distributions is a complex factual and legal determination. We may have less than complete information at the time we undertake our analysis, or we may interpret the applicable law differently from the IRS. We expect that we may inherit non-REIT E&P from certain of the entities we will acquire from Healthpeak. We intend to distribute any such non-REIT E&P prior to the close of the taxable year of the acquisition to satisfy this requirement. There are substantial uncertainties relating to the determination of E&P, including the possibility that the IRS could successfully assert that the taxable income of the companies acquired should be increased, which could increase our non-REIT E&P. Thus, we might fail to satisfy the requirement that we distribute all of our non-REIT E&P by the close of the first taxable year in which the acquisition occurs. Although there are procedures available to cure a failure to distribute all of our E&P, we cannot now determine whether we will be able to take advantage of these procedures or the economic impact on us of doing so.
Our charter and bylaws contain provisions that may delay, defer or prevent an acquisition of our Class A-1 common stock or a change in control.
Our charter and bylaws contain a number of provisions, the exercise or existence of which could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interests, including the following:

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Our Charter Contains Restrictions on the Ownership and Transfer of Our Stock.   In order for us to qualify as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year other than the first year for which we elect to be taxed as a REIT. In addition, under our charter, subject to certain exceptions, no person or entity may own, beneficially or constructively, more than 9.8% in value of the aggregate of the outstanding shares of our capital stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our Class A-1 common stock. We refer to these restrictions collectively as the “ownership limits.” The constructive ownership rules under the Code are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding stock by an individual or entity could cause that individual or entity or another individual or entity to own constructively in excess of the relevant ownership limits. Any attempt to own or transfer shares of our stock in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void. These ownership limits may prevent a third-party from acquiring control of us if our Board does not grant an exemption from the ownership limits, even if our stockholders believe the change in control is in their best interests.

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Our Board Has the Power to Cause Us to Issue Additional Shares of Our Stock Without Stockholder Approval.   Our Board, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and to set the terms of such newly classified or reclassified shares. As a result, we may issue one or more classes or series of common stock or preferred stock with preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption that are senior to, or otherwise conflict with, the rights of holders of our Class A-1 common stock. Although our Board has no such intention at the present time, it could establish a class or series of common stock or preferred stock that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our Class A-1 common stock or otherwise be in the best interest of our stockholders.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.
Certain provisions of the Maryland General Corporation Law (the “MGCL”) may have the effect of inhibiting a third party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our holders of our Class A-1 common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:
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“business combination” provisions that, subject to limitations, prohibit certain business combinations between an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder and us for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two supermajority stockholder voting requirements on these combinations; and

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“control share” provisions that provide that holders of “control shares” of our company (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition”(defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

Pursuant to the Maryland Business Combination Act, our Board has by resolution exempted from the provisions of the Maryland Business Combination Act business combinations between us and any other person, provided that the business combination is first approved by our Board. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions or resolutions will not be amended or eliminated at any time in the future.
Additionally, the unsolicited takeover statute of the MGCL permits our Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which we do not have. In accordance with the MGCL, our charter provides that we are prohibited from electing to be subject to the provisions of the unsolicited takeover statute relating to the classification of our Board, unless such election is first approved by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter.
Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units, which may impede business decisions that could benefit our stockholders.
Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating company or any member thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the managing member of our operating company, have certain fiduciary duties and obligations to our operating company and its members under Maryland law and the operating agreement of our operating company in connection with the management of our operating company. Our fiduciary duties and obligations as the managing member of our operating company may come into conflict with the duties of our directors and officers to our company.
Under Maryland law, a managing member of a Maryland limited liability company has fiduciary duties of loyalty and care to the limited liability company and its members and must discharge its duties and exercise its rights as managing member under the operating agreement or Maryland law consistent with the obligation of good faith and fair dealing. The operating agreement provides that, to the maximum extent permitted under the Maryland Limited Liability Company Act, the only duties that the managing member owes to our operating company, any member, or any other person, fiduciary or otherwise, are to perform its contractual obligations as expressly set forth in the operating agreement consistently with the implied contractual covenant of good faith and fair dealing. The operating agreement further provides that, in the event of a conflict between the interests of our operating company or any member, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the managing member of our operating company, may give priority to the separate interests of our company or our stockholders (including with respect to tax consequences to members, assignees, or our stockholders), and, in the event of such a conflict, any action or failure to act on our part or on the part of our directors or officers that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the members of our operating company under its operating agreement does not violate the duty of loyalty or any other duty that we, in our capacity as the managing member of our operating company, owe to our operating company and its members.
Additionally, the operating agreement provides that we generally will not be liable to our operating company or any member for any action or omission taken in our capacity as managing member, for the debts or liabilities of our operating company or for the obligations of our operating company under the operating agreement, except for liability for our fraud, willful misconduct, or gross negligence, pursuant to any express indemnity we may give to our operating company, or in connection with a redemption. Our operating company generally must indemnify us, our directors and officers, officers of our operating company, and our designees from and against any and all claims that relate to the operations of our operating company, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful, or (iii) the person actually received an improper personal benefit in money, property, or services. Our operating company must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating company is not required to indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the operating agreement) or in respect of any proceeding in which the person is found to be liable to our operating company if the proceeding was one by or in the right of our operating company.
No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the operating agreement of our operating company that modify and reduce our fiduciary duties or obligations as the managing member or reduce or eliminate our liability to our operating company and its members, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the operating agreement that purport to modify or reduce the fiduciary duties and obligations that would be in effect were it not for the operating agreement.
Certain provisions in the operating agreement of our operating company or other agreements may delay or prevent unsolicited acquisitions of us or certain other transactions.
Provisions of the operating agreement of our operating company may delay or make more difficult unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders or members of our operating company might consider such proposals, if made, desirable.
Certain provisions in the operating agreement or other agreements may delay or prevent unsolicited acquisitions of us or certain other transactions.
These provisions include, among others:
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redemption rights of qualifying parties;

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a requirement that we may not be removed as the managing member of our operating company without our consent;

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transfer restrictions on common units;

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our ability, as managing member, in some cases, to amend the operating agreement and to cause our operating company to issue additional membership interests with terms that could delay, defer, or prevent a merger or other change of control of us or our operating company without the consent of our stockholders or the members of our operating company; and

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the right of the non-managing members of our operating company to consent to certain transfers of our managing membership interest (whether by sale, disposition, statutory merger or consolidation, liquidation, or otherwise).

Our charter and bylaws, the operating agreement, and Maryland law also contain other provisions that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our Class A-1 common stock or that our stockholders otherwise believe to be in their best interest.
We are a holding company with no direct operations and, as such, we will rely on funds received from our operating company to pay our liabilities and other obligations, and the interests of our stockholders will be structurally subordinated to all liabilities and other obligations of our operating company and its subsidiaries.
We are a holding company and conduct substantially all of our operations through our operating company. We do not have, apart from an interest in our operating company, any independent operations. As a result, we rely on distributions from our operating company to pay any dividends we might declare on shares of our Class A-1 common stock. We also rely on distributions from our operating company to meet any of our liabilities or other obligations, including any tax liability on taxable income allocated to us from our operating company. In the event of our bankruptcy, liquidation, or reorganization, our assets will be available to satisfy the claims of our stockholders only after all of our liabilities and other obligations have been paid in full. In addition, because we are a holding company, stockholder claims will be structurally subordinated to all existing and future liabilities and other obligations (whether or not for borrowed money) of our operating company and its subsidiaries. Therefore, in the event of a bankruptcy, liquidation, or reorganization of our operating company, its assets will be available to us as a holder of common units only after all of its liabilities and other obligations and any preferred units have been paid in full.
Our bylaws designate a state court of competent jurisdiction in Maryland and the United States District Court located in Maryland, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit our stockholders’ ability to bring a claim in a judicial forum that the stockholders believe is a more favorable judicial forum for disputes with us or our directors, officers or other employees (if any).
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, any Circuit Court in the State of Maryland, or, if such state court does not have jurisdiction, the United States District Court for the State of Maryland, will, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, other than actions arising under the federal securities laws, (b) any Internal Corporate Claim, as such term is defined in the MGCL, including, without limitation, (i) any action asserting a claim based on an alleged breach of any duty owed by any of our directors, officers or other employees (if any) to us or to our stockholders or (ii) any action asserting a claim against us or any of our directors, officers or other employees (if any) arising pursuant to any provision of the MGCL or our charter or bylaws, or (c) any other action asserting a claim that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act. Although our bylaws do not expressly address claims arising under the Exchange Act or any other claims for which federal courts have exclusive jurisdiction, our choice of forum bylaw would not apply to such claims. These bylaw provisions may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is more favorable for disputes against us or our directors, officers or employees (if any), which may discourage such lawsuits against us and our directors, officers and other employees (if any).
Risks Related to Our Relationship with Our Manager and Healthpeak
We depend upon the officers and key personnel of Healthpeak and its affiliates, including our Manager, for our success. We may not find a suitable replacement for our Manager if the Management Agreement is terminated or if the officers or key personnel of Healthpeak leave the employment of Healthpeak or its affiliates.
We are externally managed by our Manager, an indirect subsidiary of Healthpeak, and all of our officers are employees of Healthpeak or its affiliates. Pursuant to the Management Agreement, our Manager is obligated to supply us with our management team. Subject to the investment guidelines adopted by our Board from time to time, our Manager has discretion regarding the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend significantly upon the experience, skill, resources, relationships and contacts of the officers and key personnel of our Manager and its affiliates. The departure of any of the officers or key personnel from our Manager or its affiliates could have a material adverse effect on our performance.
The Management Agreement provides that certain personnel will be primarily dedicated to us. Each of our officers is also an employee of Healthpeak or one of its affiliates and has responsibilities for other Healthpeak matters, which may require them to divide their time, focus, and attention between us and Healthpeak. Consequently, while our Manager is contractually obligated to provide a sufficient level of services and performance to us, we may not receive the level of support that we otherwise might receive if we were internally managed.
In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to Healthpeak’s employees. The initial term of the Management Agreement with our Manager extends until the third anniversary of the closing of our initial public offering, with automatic one-year renewals thereafter, and may be terminated earlier under certain circumstances. If the Management Agreement is terminated or not renewed and no suitable replacement is found to manage us, we may not be able to execute our business plan, which could have a material adverse effect on us. In addition, we receive more competitive pricing for certain items provided through our Manager and its affiliates, including more favorable rates on property insurance than we might be able to obtain on our own. If we terminate the Management Agreement, we may be unable to purchase the limits and terms we desire on a comparable commercially reasonable basis.
There are various conflicts of interest in our relationship with Healthpeak and its affiliates, including our Manager, and our officers and/or directors who are also officers and/or directors of Healthpeak.
We are subject to conflicts of interest arising out of our relationship with Healthpeak and its affiliates, including our Manager, and our officers and/or directors who are also officers and/or directors of Healthpeak. Conflicts may include, without limitation: conflicts arising from the enforcement of agreements between us and Healthpeak or our Manager; conflicts with respect to termination of the Management Agreement; conflicts in the amount of time that officers and employees of Healthpeak will spend on our affairs versus Healthpeak’s other affairs; conflicts in future transactions that we may pursue with Healthpeak; and conflicts in pursuing healthcare properties that could be acquired by either us or Healthpeak. Our directors and officers have duties to our company under applicable Maryland law, and our directors and officers who are also directors or officers of Healthpeak also have duties to Healthpeak under applicable Maryland law. Those duties may come in conflict from time to time.
Upon completion of this offering, Healthpeak will own approximately 69.7% of the voting power of our common stock (or 69.2% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), comprised of 59.8% of our outstanding shares of Class A-1 common stock (or 59.2% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), in each case assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same, and all of our Class A-2 common stock, and will be entitled to nominate two directors for election to our Board. Our Manager is an indirect subsidiary of Healthpeak. The interests of Healthpeak, as well as the interests of Healthpeak’s stockholders, may differ from the interests of our stockholders in certain respects, and Healthpeak’s significant stockholdings and rights described above may limit other stockholders’ ability to influence corporate matters. In this regard, sales or other dispositions of our properties may have adverse tax implications for Healthpeak, its affiliates and/or stockholders. The concentration of ownership and voting power of Healthpeak may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of Healthpeak, even if such events are in the best interests of our other stockholders. The concentration of voting power in Healthpeak may have an adverse effect on the market price of our Class A-1 common stock. Healthpeak may take actions as a controlling stockholder, or through our Manager, that our other stockholders do not view as beneficial, which may have a material adverse effect on us and the market price of our Class A-1 common stock.
Our formation transactions, the Management Agreement, exclusivity agreement, Stockholders Agreement and registration rights agreement were negotiated between related parties, and their terms may not reflect the same terms that we would have obtained if they had been negotiated at arm’s length with an unaffiliated third party.
Our formation transactions, the Management Agreement, exclusivity agreement, Stockholders Agreement and registration rights agreement were negotiated between related parties and their terms, including fees payable to our Manager under the Management Agreement, may not reflect the same terms that we would have obtained if they had been negotiated at arm’s length with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under agreements with Healthpeak because of our desire to maintain our ongoing relationship with Healthpeak and its affiliates, including our Manager.
Additionally, we will pay our Manager an annual management fee equal to $10.0 million as of January 1, 2026, plus or minus the management fee adjustment amount, which may be further adjusted based on the gross book value of our investments as of the determination of such management fee adjustment amount, as described below. While the management fee is subject to adjustment in the event of an acquisition, disposition or capital deployment, the management fee is not otherwise subject to adjustment (up or down) for changes in the fair value of our investments, including positive changes in fair value attributable to capital expenditures that do not qualify as capital deployments under the Management Agreement or adverse changes in fair value attributable to impairments or casualty loss that may impact our investments. Accordingly, we will still be required to pay our Manager an annual management fee based on gross book value of our investments even in the event of a total loss or impairment of an investment and without regard to the performance of the investments.
The master restructure agreement that we entered into with Healthpeak does not require Healthpeak to indemnify us for any existing or future liabilities associated with the properties constituting our initial portfolio.
In connection with our initial public offering, Healthpeak engaged in a series of transactions (the “formation transactions”), as further described under “Structure and Formation of Our Company.” In connection with the formation transactions, Healthpeak transferred, directly or indirectly, the real estate assets that comprised our initial portfolio to us pursuant to a master restructure agreement. Under the terms of the master restructure agreement, we acquired the properties constituting our initial portfolio from Healthpeak subject to all existing and future liabilities (although we acquired such properties free of any indebtedness). The master restructure agreement does not require Healthpeak to indemnify us for any existing or future liabilities (including environmental liabilities) or losses associated with the properties constituting our initial portfolio. Although we are not aware of any existing events or circumstances that could give rise to a material liability or loss impacting one of the properties included in our initial portfolio, there can be no assurance that one will not arise in the future and we will have no recourse against Healthpeak for such liabilities or losses and we could be materially and adversely affected as a result.
Under the Management Agreement, our Manager has a contractually defined duty to us rather than a fiduciary duty.
Under the Management Agreement, our Manager maintains a contractual, as opposed to a fiduciary, relationship with us, which limits our Manager’s obligations to us to those specifically set forth in the Management Agreement. If our Manager breaches its obligations under the Management Agreement, we may be owed damages pursuant to the terms of the Management Agreement. However, unlike for directors, there is no statutory standard of conduct under the MGCL for officers of a Maryland corporation. Instead, officers of a Maryland corporation, including our officers, are subject to general agency principles, including the exercise of reasonable care and skill in the performance of their responsibilities, as well as the duties of loyalty, good faith and candid disclosure.
We must pay a fee if we terminate the Management Agreement with our Manager without cause.
The Management Agreement provides that we may terminate the agreement at any time following the third anniversary of the closing of our initial public offering for any reason if at least a majority of a committee of our Board comprised of independent directors approves the termination, and following such approval, such termination is approved by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter at the next annual or special meeting of our stockholders. Upon completion of this offering, Healthpeak will own approximately 69.7% of the voting power of our common stock (or 69.2% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), comprised of 59.8% of our outstanding shares of Class A-1 common stock (or 59.2% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), in each case assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same, and all shares of our Class A-2 common stock, and will be entitled to nominate two directors for election to our Board. As a result, Healthpeak will have substantial influence over any decision to terminate the Management Agreement. Although Healthpeak’s financial and economic interests in us, as the parent company of our Manager, and as our controlling stockholder, are intended to be aligned with our success, we may be unable to terminate the Management Agreement at a time where we might view such termination as beneficial to us.
Upon a termination by us without cause or in the event our Manager terminates the Management Agreement due to our material breach, the Management Agreement provides that we will pay our Manager a termination payment equal to three times the management fee earned by our Manager during the prior 12- month period immediately preceding the most recently completed fiscal quarter prior to the date of termination. These provisions increase the effective cost to us of electing not to renew, or defaulting in our obligations under, the Management Agreement, which may influence our decision not to end our relationship with our Manager, even if we believe our Manager’s performance as our manager is not satisfactory.
Our Manager’s liability is limited under the Management Agreement, and we have agreed to indemnify our Manager against certain liabilities. As a result, we could experience poor performance or losses for which our Manager would not be liable.
Pursuant to the Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our Board in following or declining to follow its advice or recommendations. Under the terms of the Management Agreement, our Manager, its officers, members, managers, directors, personnel, any person controlling our Manager or controlled by our Manager (including Healthpeak) and any person providing services to our Manager will not be liable to us, any subsidiary of ours, our Board, our stockholders or any subsidiary’s stockholders, partners or members for acts or omissions performed in accordance with and pursuant to the Management Agreement, with customary exceptions for acts constituting bad faith, fraud, willful misconduct, gross negligence, or reckless disregard of their duties under the Management Agreement. In addition, we have agreed to indemnify and hold harmless our Manager, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such parties not constituting bad faith, fraud, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith pursuant to the Management Agreement.
Risks Related to this Offering and Ownership of Shares of Our Class A-1 Common Stock
The multi-class structure of our common stock may adversely affect the market price of our Class A-1 common stock.
We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A-1 common stock, adverse publicity, or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with multi-class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multi-class structure of our common stock may make us ineligible for inclusion in certain indices and may discourage such indices from selecting us for inclusion, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A-1 common stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any exclusion from certain stock indices could result in less demand for our Class A-1 common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the market price of our Class A-1 common stock.
The market price and trading volume of shares of our Class A-1 common stock may be volatile following this offering.
The market price of shares of our Class A-1 common stock may fluctuate. In addition, the trading volume in shares of our Class A-1 common stock may fluctuate and cause significant price variations to occur. If the market price of shares of our Class A-1 common stock declines significantly, you may be unable to resell your shares of our Class A-1 common stock at or above the public offering price. We cannot assure you that the market price of shares of our Class A-1 common stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future.
Some of the factors that could negatively affect our share price or result in fluctuations in the market price or trading volume of shares of our Class A-1 common stock include:

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actual or anticipated declines in our quarterly operating results or distributions;

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changes in government regulations;

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changes in laws affecting REITs and related tax matters;

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the announcement of new senior housing properties by us or our competitors;

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reductions in our Nareit FFO and FFO as Adjusted or earnings estimates;

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publication of research reports about us, the real estate industry, or the senior housing sector;

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increases in market interest rates that lead purchasers of shares of our Class A-1 common stock to demand a higher yield;

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future equity issuances, or the perception that they may occur, including issuances of Class A-1 common stock upon exercise or vesting of equity awards or redemption of common units;

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changes in market valuations of similar companies;

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adverse market reaction to any increased indebtedness we incur in the future;

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conflicts of interest with Healthpeak, including our Manager;

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the termination of our Manager or additions and departures of key personnel of our Manager;

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actions by institutional stockholders;

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differences between our actual financial and operating results and those expected by investors and analysts;

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changes in analysts’ recommendations or projections;

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speculation in the press or investment community; and

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the realization of any of the other risk factors presented in this prospectus.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A-1 common stock less attractive to investors.
We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” among other exemptions:
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we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

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we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

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we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that such company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies. We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of our initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if our gross revenue exceeds $1.235 billion in any fiscal year, (2) if we become a large accelerated filer, with at least $700 million of equity securities held by non-affiliates, or (3) if we issue more than $1.0 billion in non-convertible debt securities in any three-year period.
We cannot predict if investors may find our Class A-1 common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A-1 common stock less attractive as a result, there may be a less active trading market for our Class A-1 common stock and our stock price may decline and/or become more volatile.
We are a “controlled company” within the meaning of NYSE rules and, as a result, qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Healthpeak controls a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A-1 common stock:
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a majority of our Board consist of independent directors;

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our Board have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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our Board have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities

Although a majority of our Board consists of independent directors, we do not have a compensation committee or a nominating and corporate governance committee, and we may utilize any other exemption prior to the time we cease to be a “controlled company.” Accordingly, to the extent and for so long as we utilize these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
There can be no assurance that we will be able to make or maintain cash distributions, monthly or otherwise, and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to holders of our Class A-1 common stock.
We intend to make cash distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to adjustments, is distributed. Our ability to continue to make distributions in the future may be adversely affected by the risk factors described in this prospectus. There can be no assurance that we will be able to make or maintain distributions, monthly or otherwise, and certain agreements relating to our indebtedness may, under certain circumstances, eliminate or otherwise limit our ability to make distributions to holders of our Class A-1 common stock. There can be no assurance that operating cash flows from our properties will increase or even be maintained, or that future acquisitions of real properties or other investments will increase our cash available for distributions to stockholders. Decreases in cash available for distributions may result in us being unable to make dividend distributions at expected levels. Our failure to make distributions commensurate with market expectations would likely result in a decrease in the market price of our Class A-1 common stock. In addition, any distributions will be authorized at the sole discretion of our Board, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, Nareit FFO and FFO as Adjusted, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, minimum liquid reserve requirements of our life plan communities, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, including restrictions on distributions under Maryland law, and such other factors as our Board deems relevant.
If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required either to fund distributions from working capital, borrowings or equity capital or to reduce such distributions, which would reduce the amount of proceeds available for real estate investments and increase our future interest costs. In addition, our charter allows us to issue preferred stock that could have a preference on distributions and could limit our ability to make distributions to our stockholders. Our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our Class A-1 common stock.

Broad market fluctuations could negatively impact the market price of shares of our Class A-1 common stock.
The stock market may experience extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A-1 common stock could fluctuate based upon factors that have little or nothing to do with us in particular. These broad market fluctuations could reduce the market price of shares of our Class A-1 common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of our Class A-1 common stock.
Future offerings of debt, which would be senior to shares of our common stock upon liquidation, and/or preferred equity securities that may be senior to shares of our common stock for purposes of distributions or upon liquidation, may materially and adversely affect the market price of shares of our Class A-1 common stock.
In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities (or causing our operating company to incur debt or issue common or preferred units). Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to our common stockholders. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Our stockholders are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our right to make distributions to our common stockholders. Because our decision to incur debt or issue preferred equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future incurrences or offerings. Our stockholders bear the risk of our future incurrences or issuances reducing the market price of our Class A-1 common stock.
Sales of substantial amounts of our Class A-1 common stock in the public markets, or the perception that they might occur, could reduce the market price of our Class A-1 common stock and may dilute your voting power and your ownership interest in us.
Sales of substantial amounts of our Class A-1 common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our Class A-1 common stock and may make it more difficult for you to sell your Class A-1 common stock at a time and price that you deem appropriate. Upon completion of this offering, we will have 231,972,996 shares (or 234,372,996 shares if the underwriters’ option to purchase additional shares of our Class A-1 common stock is exercised in full) of our Class A-1 common stock outstanding, and Healthpeak will own approximately 59.8% of the outstanding shares of our Class A-1 common stock (or 59.2% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full) and approximately 24.6% of the outstanding common units of our operating company (or 24.5% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), in each case assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same.
The shares of our Class A-1 common stock that we are selling in this offering may be resold immediately in the public market unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act. In connection with our initial public offering, Healthpeak, our Manager, our executive officers, our directors and substantially all of our other then-existing stockholders agreed not to sell or transfer any shares of our Class A-1 common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock (including common units), for 365 days (or 180 days in the case of our independent directors who are not affiliated with Healthpeak) after March 19, 2026, without first obtaining the written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. In addition, we and our independent directors who are not affiliated with Healthpeak have agreed to similar restrictions for 90 days after the date of this prospectus. As a result of the registration rights agreement, however, 214,734,026 shares of our Class A-1 common stock, including 75,917,780 shares of Class A-1 common stock that may be issued in exchange for common units, may be eligible for future sale without restriction, subject to applicable lock-up arrangements. See “Shares Eligible for Future Sale — Registration Rights Agreement” and “Certain Relationships and Related Party Transactions — Registration Rights Agreement.” Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause the market price of our Class A-1 common stock to fall or make it more difficult for you to sell your Class A-1 common stock at a time and price that you deem appropriate.
In addition, our charter provides that we may issue up to 1,500,000,000 shares of Class A-1 common stock, 100,000,000 shares of Class A-2 common stock and 50,000,000 shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and as provided in our charter, our Board has the power to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. Future issuances of shares of our Class A-1 common stock or securities convertible or exchangeable into Class A-1 common stock may dilute the ownership interest of holders of our Class A-1 common stock. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. In addition, we are not required to offer any such securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future issuances, which may dilute the existing stockholders’ interests in us.
We have broad discretion to determine how to use the funds we receive from this offering and may use them in ways that may not enhance our results of operations or the price of our Class A-1 common stock.
We have broad discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our stockholders may not agree with or that do not yield a favorable return, or no return at all. We intend to contribute the net proceeds from this offering to our operating company in exchange for common units. Our operating company expects to use the net proceeds from this offering to pursue acquisition and investment opportunities that meet our investment criteria and for general corporate purposes. However, we do not have agreements or commitments for any uncompleted acquisitions or investments at this time, other than the Probable Acquisition. The use of the net proceeds from this offering may differ substantially from our current plans. If we do not invest or apply the proceeds we receive from this offering in ways that improve our results of operations, we may fail to achieve expected financial results or be required to raise additional capital, which could cause our stock price to decline.
If securities or industry analysts do not publish research or publish unfavorable research about our business, the market price and trading volume of our Class A-1 common stock could decline significantly.
The trading market for our Class A-1 common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price and trading volume of our Class A-1 common stock to decline significantly. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and the market price of our Class A-1 common stock could decline significantly.
Our historical combined and consolidated financial statements and our unaudited pro forma combined and consolidated financial statements may not be representative of our financial statements as an independent public company.
Our historical combined and consolidated financial statements and our unaudited pro forma combined and consolidated financial statements that are included in this prospectus do not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been an independent public company during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial condition or cash flows will be in the future. It is impossible for us to accurately estimate all adjustments which may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering, and the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being a separate publicly-traded company. For additional information, see “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data” and our historical combined and consolidated financial statements and our unaudited pro forma combined and consolidated financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.
Our unaudited pro forma combined and consolidated financial information included elsewhere in this prospectus are presented for informational purposes only; do not purport to represent what our results of operations or financial condition would actually have been had the adjustments described in the unaudited pro forma combined and consolidated financial information occurred on the dates indicated; and do not purport to be indicative of our future results of operations or our financial condition.
Our unaudited pro forma combined and consolidated financial information as of and for the six months ended June 30, 2026 and the year ended December 31, 2025 included elsewhere in this prospectus are derived from our historical combined and consolidated financial statements, financial statements of the JV and financial information provided by the sellers of the respective properties in the Aggregate Acquisitions closed or probable prior to the effectiveness of the registration statement of which this prospectus is a part. These transactions are further described under “Aggregate Acquisitions” in our unaudited pro forma combined and consolidated financial statements included elsewhere in this prospectus.
The underlying financial information of the respective properties in the Aggregate Acquisitions for periods prior to our ownership, other than those relating to the JV, has not been audited or reviewed by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board or an independent auditor in accordance with the standards of the American Institute of Certified Public Accountants or any other applicable auditing standards. As a result, the pro forma adjustments relating to the Aggregate Acquisitions and our unaudited pro forma combined and consolidated financial statements have been determined, in part, based on the financial information provided to us by the sellers of the respective properties in the Aggregate Acquisitions without any level of assurance procedures performed by an independent auditor with respect to such financial information, other than with respect to the JV. Accordingly, although the pro forma adjustments have been prepared based on available information and assumptions that management deems reasonable, there can be no assurance that the pro forma adjustments relating to the Aggregate Acquisitions and our unaudited pro forma combined and consolidated financial statements are accurate and complete in all material respects. An audit or review may have identified errors, adjustments or other matters that could be material to the financial information provided by the sellers of the respective properties in the Aggregate Acquisitions, the pro forma adjustments relating to the Aggregate Acquisitions and our unaudited pro forma combined and consolidated financial statements taken as a whole.
Our unaudited pro forma combined and consolidated financial information included elsewhere in this prospectus do not purport to represent what our results of operations or financial condition would actually have been had the adjustments described in the unaudited pro forma combined and consolidated financial information occurred on the dates indicated and do not purport to be indicative of our future results of operations or our financial condition.
To the extent the financial information provided to us by the sellers of the respective properties in the Aggregate Acquisitions ultimately proves to be materially inaccurate or incomplete and, as a result, the pro forma adjustments relating to the Aggregate Acquisitions and our unaudited pro forma combined and consolidated financial statements include a material error, the market price of our Class A-1 common stock may be materially adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this prospectus that are not historical factual statements are forward-looking statements. Forward-looking statements include, among other things, statements regarding our and our officers’ intent, belief or expectation as identified by the use of words such as “may,” “will,” “project,” “expect,” “believe,” “intend,” “anticipate,” “seek,” “target,” “forecast,” “plan,” “potential,” “estimate,” “could,” “would,” “should” and other comparable and derivative terms or the negatives thereof. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. Forward-looking statements are based on certain assumptions and analysis made in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors that we believe are appropriate under the circumstances. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statements contained in this prospectus. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made. As more fully set forth under “Risk Factors” in this prospectus, risks and uncertainties that may cause our actual results to differ materially from the expectations contained in the forward-looking statements include, among other things:
•
macroeconomic trends that may increase labor, construction, and other operating or administrative costs or impact prospective residents’ willingness or ability to move into our communities;

•
entrance fee refund obligations and related actuarial assumptions;

•
our dependence on the performance of our operators;

•
our dependence on a limited number of operators;

•
factors adversely affecting our operators’ ability to meet their financial and other contractual obligations to us;

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our ability to identify and secure new or replacement operators;

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the transition of management of certain of the properties in our senior housing portfolio to new operators;

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delays by seniors in moving to senior housing communities;

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our concentration of real estate investments in the senior housing sector, which makes us more vulnerable to an economic downturn or slowdown in that specific sector than if we invested across multiple sectors;

•
the illiquidity of our real estate investments;

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operational risks associated with our communities, all of which are owned and operated under RIDEA or similar structures;

•
the failure of our operators to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements;

•
changes to regulatory, funding, staffing, trade, and other policies and actions;

•
the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid;

•
required regulatory approvals to transfer our senior housing properties;

•
compliance with the ADA and fire, safety, and other regulations;

•
economic conditions, natural disasters, weather, and other events or conditions that negatively affect the geographic areas where we have concentrated investments;

•
uninsured or underinsured losses, which could result in a significant loss of our capital invested in a property, lower than expected future revenues, and unanticipated expenses;

•
our property development and redevelopment, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion;

•
competition for suitable properties to grow our portfolio;

•
any requirement that we recognize reserves, allowances, credit losses, or impairment charges;

•
investment of substantial resources and time in investments or transactions that are not consummated;

•
our ability to successfully integrate or operate acquisitions;

•
the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs;

•
environmental compliance costs and liabilities associated with our real estate investments;

•
epidemics, pandemics, or other infectious disease outbreaks, and health and safety measures intended to reduce their spread;

•
potential government and financial audits, enforcement actions and recovery activity as a result of our receipt of PRF funds;

•
net losses in future periods;

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our and our Manager’s reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology;

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the use of, or inability to use, artificial intelligence or other disruptive new technologies by us, our Manager, our operators, our vendors, and our investors;

•
our ability to implement and maintain an effective system of internal control over financial reporting;

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our ability to implement and maintain effective disclosure controls and procedures;

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volatility, disruption, or uncertainty in the financial markets;

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increased interest rates and borrowing costs, which could impact our business and ability to refinance existing debt, sell properties, and conduct investment activities;

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the availability of external capital on favorable terms or at all;

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an increase in our level of indebtedness;

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covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants;

•
our ability to maintain our qualification as a REIT;

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Healthpeak’s failure to qualify as a REIT during certain periods prior to this offering;

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our TRSs being subject to corporate level tax;

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tax imposed on any net income from “prohibited transactions”;

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changes to U.S. federal income tax laws;

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increased taxable gains due to acquisitions of property in tax-deferred transactions;

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potential deferred and contingent tax liabilities from corporate acquisitions, including certain of our acquisitions from Healthpeak;

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calculating non-REIT tax earnings and profits;

•
provisions in Maryland law and our charter and bylaws that may delay, defer or prevent an acquisition of our Class A-1 common stock or a change in control;

•
conflicts of interest between the interests of our stockholders and the interests of holders of common units;

•
provisions in the operating agreement of our operating company or other agreements that may delay or prevent unsolicited acquisitions of us and certain other transactions;

•
our dependence on our Manager and its personnel and our ability to find a suitable replacement for our Manager if the Management Agreement is terminated or if personnel of our Manager leave the employment of our Manager;

•
conflicts of interest with our Manager and its affiliates, including Healthpeak;

•
cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; and

•
additional factors discussed in the sections entitled “Business and Properties,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur as described, or at all.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $446.5 million, or $513.6 million if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full, based upon a public offering price of $29.00 per share, after deducting the underwriting discount and other estimated expenses.
We intend to contribute the net proceeds from this offering to our operating company and receive 16,000,000 common units (or 18,400,000 common units if the underwriters exercise their option to purchase up to an additional 2,400,000 shares of our Class A-1 common stock in full), assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. Our operating company expects to use the net proceeds from this offering to pursue acquisition and investment opportunities that meet our investment criteria and for general corporate purposes. However, we do not have agreements or commitments for any uncompleted acquisitions or investments at this time, other than the Probable Acquisition.

DISTRIBUTION POLICY
We intend to pay cash distributions to our Class A-1 common stockholders out of assets legally available for distribution. Holders of common units will be entitled to distributions per common unit in the same amount we pay to holders of shares of Class A-1 common stock. On July 8, 2026, our Board declared a monthly dividend in the amount of $0.0475 per share of Class A-1 common stock for each month of the quarter ending on September 30, 2026, payable on July 29, 2026, August 26, 2026 and September 23, 2026 to stockholders of record as of the close of business on July 17, 2026, August 14, 2026 and September 11, 2026, respectively. Purchasers of shares of Class A-1 common stock in this offering who hold such shares as of the close of business on August 14, 2026 and September 11, 2026 will receive the dividends declared with respect to such record dates. On an annualized basis, this would be $0.57 per share of Class A-1 common stock. We intend to maintain our current distribution rate through the end of March 2027 (i.e., the 12 months following the completion of our initial public offering) unless our results of operations, Nareit FFO and FFO as Adjusted (in each case, as defined under “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data — Non-GAAP Financial Measures”), liquidity, cash flows, financial condition or prospects, economic conditions or other factors differ materially from the assumptions used in establishing our current distribution rate. We intend to make distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or otherwise minimize our obligation to pay corporate-level income and excise taxes.

CAPITALIZATION
The following table sets forth our company’s historical cash and cash equivalents and capitalization as of June 30, 2026 and our pro forma cash and cash equivalents and capitalization as of June 30, 2026 to give effect to the issuance by us of 16,000,000 shares of our Class A-1 common stock in this offering at a public offering price of $29.00 per share, and the use of the net proceeds from this offering as set forth in “Use of Proceeds.” This table should be read in conjunction with the sections entitled “Use of Proceeds,” “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and pro forma combined and consolidated financial statements and related notes included elsewhere in this prospectus.
	As of June 30, 2026
(in thousands, except share and per share amounts)	Historical	Unaudited Pro Forma
Cash and cash equivalents(1)	$1,557,655	$928,544
Stockholders’ equity:
Preferred stock, $0.01 par value per share; 50,000,000 shares authorized, no shares issued and outstanding, actual and pro forma	—	—
Class A-1 common stock, $0.01 par value per share; 1,500,000,000 shares authorized and 215,972,996 shares issued and outstanding, actual; 1,500,000,000 shares authorized and 231,972,996 shares issued and outstanding, pro forma	2,160	2,320
Class A-2 common stock, $0.01 par value per share; 100,000,000 shares authorized and 75,917,780 shares issued and outstanding, actual and pro forma	759	759
Additional paid in capital	2,767,474	3,153,864
Cumulative dividends in excess of earnings	(31,774)	(31,774)
Total stockholders’ equity	$2,738,619	$3,125,169
Total noncontrolling interests(2)	966,200	1,026,115
Total equity	$3,704,819	$4,151,284
Total capitalization	$3,704,819	$4,151,284

(1)
Approximately $1 billion of cash was utilized between July 1, 2026 and August 1, 2026 for acquisitions.

(2)
Reflects the net book value of Healthpeak’s and the LTIP unitholders’ interests in our operating company’s net assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read together with the sections entitled “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data” and “Business and Properties” and Janus Living, Inc.’s historical and pro forma combined and consolidated financial statements and related notes that are included elsewhere in this prospectus.
In addition, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” or in other parts of this prospectus.
Management’s Overview
We are a pure-play senior housing REIT and the only U.S. publicly traded REIT whose portfolio is owned and operated under RIDEA or similar structures. We have a portfolio consisting of 41 senior housing communities, comprised of 11,420 units as of June 30, 2026. Our communities are located primarily in major retirement markets across 13 states, with units in Florida and Texas representing 64% of the total units as of June 30, 2026. Services provided by our operators under a RIDEA or similar structure are primarily paid for directly by the residents, rather than governmental reimbursement programs, which provides us with greater visibility into operating cash flow from our communities.
Components of Our Results of Operations
Revenue.   We generate revenues from providing living and healthcare services to seniors. Our life plan communities are operated as entrance fee communities, which typically require a resident to pay a one-time upfront entrance fee that includes both a refundable portion and non-refundable portion in addition to the monthly resident fees and services charged based on the level of care and dwelling unit provided. Resident fee and services revenue includes resident room and care charges, community fees and other resident charges. The majority of our fees are contracted with residents via residency agreements billed monthly, in advance. Revenue for certain care related services is billed monthly in arrears.
Operating Expenses.   Our operating expenses consist primarily of compensation and property management, food, real estate taxes, repairs and maintenance, utilities, cleaning and supplies, insurance, and marketing.
Depreciation and amortization.   Our depreciation and amortization charges result primarily from the capital-intensive nature of our business. The principal components of depreciation relate to our properties, including buildings and improvements.
General and administrative.   General and administrative expenses represent the costs of overall management, administration, and support functions that are either directly attributable to specific property operations or investment activities or are allocated in the case of costs that are not directly attributable. Costs include those associated with executive management, accounting, finance, legal, human resources, information technology, corporate insurance, and other corporate overhead. Allocations from Healthpeak, where necessary, were made on a specific identification basis where possible or by using relative percentages of gross asset value or other methods management considered to be a reasonable reflection of the utilization of services provided.
As a publicly traded, externally managed company separate from Healthpeak, in addition to management fees and expense reimbursements payable to our Manager, we estimate our annual general and administrative expenses will be approximately $4 million to $6 million due to increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters. Accordingly, the general and administrative expense allocation presented in our combined and consolidated statements of operations does not necessarily reflect what our general and administrative expense will be as a standalone public company for future reporting periods.

Key Factors Affecting Our Business and Financial Results
Market Trends and Uncertainties
Our operating results have been and will continue to be impacted by global and national economic and market conditions generally and by the local economic conditions where our properties are located.
Elevated interest rates and volatility in public and private equity and fixed income markets have led to increased costs and limitations on the availability of capital and have adversely impacted, and could continue to adversely impact, our borrowing costs, the fair value of our fixed rate instruments, transaction volume, and real estate values generally, including our senior housing properties.
In addition, we and our operators may be affected by various factors over which we and they have no control. Those factors include, without limitation, the overall health of the economy, inflation pressures, supply chain issues, labor supply and cost, ability to hire and maintain qualified staff, ability to control other rising operating or construction costs, changes in the supply of or demand for competing senior housing properties, the potential for significant reform in healthcare policy or regulation, and the impact of any infectious disease and epidemic outbreaks. We cannot presently predict what impact these potential events may have on our operating results and cash flows, if any.
See “Risk Factors” in this prospectus for additional discussion of the risks posed by macroeconomic conditions, as well as the uncertainties we and our operators may face as a result.
Occupancy
Our revenues are dependent on the occupancy of our communities. Although we believe that an aging population will support strong demand for our communities in the long-term, occupancy of our communities can be affected by numerous factors, including market conditions, competitive dynamics, local reputational factors, or broader economic conditions.
We define average occupancy as the average occupied units as a percentage of the total available units for the period presented (derived solely from information provided by our operators without independent verification by us), weighted to reflect our ownership share, and excluding any significant redevelopments and any properties held for sale. The number of occupied units and total available units used for determining average occupancy are derived solely from information provided by our operators (without independent verification by us) of our portfolio. We define RevPOR as revenues (including our share of revenues from the JV) per average occupied unit for the applicable period.
Non-GAAP Financial Measures
NOI and Adjusted NOI
We evaluate the performance of our business based on property adjusted net operating income. NOI represents resident fees and services less property level operating expenses. Adjusted NOI is calculated as NOI after eliminating the effects of operator transition costs and actuarial reserves for insurance claims that have been incurred but not reported. NOI and Adjusted NOI exclude all other financial statement amounts included in net income (loss). NOI and Adjusted NOI are calculated as NOI and Adjusted NOI, respectively, from our properties, using our share of NOI and Adjusted NOI, respectively, from the JV (calculated by applying our actual ownership percentage for the period). Prior to the JV Buyout, we utilized our share of NOI and Adjusted NOI in assessing our performance as the JV contributed to our performance. Our share of NOI and Adjusted NOI should not be considered a substitute for, and should only be considered together with and as a supplement to, our financial information presented in accordance with GAAP. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. Prior to the JV Buyout, we did not control the JV, and the pro rata presentations of reconciling items included in NOI and Adjusted NOI do not represent our legal claim to such items during periods prior to the JV

Buyout. We and our JV partner were entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreement, which provided for such allocations generally according to its invested capital.
The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities or the revenues and expenses; and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.
Adjusted NOI is often referred to as “Cash NOI.” Management believes NOI and Adjusted NOI are important supplemental measures because they reflect only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance and to evaluate our Same-Store performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP because they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI. For a reconciliation of net income (loss) to NOI and Adjusted NOI and other relevant disclosures, refer to “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data — Non-GAAP Financial Measures.”
Same-Store NOI and Same-Store Adjusted NOI
Properties are included in Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, or experiences a casualty event or has a planned operator transition that significantly impacts operations. This information allows our stockholders, potential investors, and financial analysts to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties. We include properties from our portfolio, including properties owned by the JV in NOI and Adjusted NOI (see the NOI and Adjusted NOI definitions above for further discussion regarding our use of pro rata share information and its limitations). Same-Store NOI and Same-Store Adjusted NOI exclude certain non-property specific operating expenses that are allocated to our operating segment.
Same-Store NOI and Same-Store Adjusted NOI are not measurements of financial performance under GAAP. In addition, other REITs or real estate companies may not define Same-Store or calculate Same-Store NOI and Same-Store Adjusted NOI in a manner consistent with our definition or calculation. Same-Store NOI and Same-Store Adjusted NOI should be considered as supplements, but not as alternatives, to our results calculated in accordance with GAAP. We provide reconciliations of these measures in the discussions of our comparative results of operations below. For a reconciliation of net income (loss) to Same-Store NOI and Same-Store Adjusted NOI and other relevant disclosures, refer to “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data — Non-GAAP Financial Measures.”
Nareit FFO
FFO, as defined by Nareit, is net income (loss) (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate or land held for development, plus real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO from the JV prior to the JV Buyout. Adjustments for the JV are calculated to reflect our pro rata share. We reflect our share of Nareit FFO for the JV by applying our actual ownership percentage for the period to the applicable reconciling items. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. Prior to the JV Buyout, we did not control the JV, and the pro rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items during periods prior to the JV Buyout. We and our JV partner were entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreement, which provided for such allocations generally according to its invested capital.
The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities or the revenues and expenses; and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.
We believe Nareit FFO is an important supplemental non-GAAP measure of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Because real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term Nareit FFO was designed by the REIT industry to address this issue.
Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours. For a reconciliation of net income (loss) to Nareit FFO and other relevant disclosures, refer to “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data — Non-GAAP Financial Measures.”
FFO As Adjusted
In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items, including, but not limited to, transaction and restructuring-related costs, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), deferred tax asset valuation allowances and changes in tax legislation, and other impairments (recoveries) and other losses (gains), as applicable (“FFO as Adjusted”). These adjustments are net of tax, when applicable, and are reflective of our share of the JV prior to the JV Buyout. Adjustments for the JV are calculated to reflect our pro rata share. We reflect our share of FFO as Adjusted for the JV by applying our actual ownership percentage for the period to the applicable reconciling items. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. Prior to the JV Buyout, we did not control the JV, and the pro rata presentations of reconciling items included in FFO as Adjusted do not represent our legal claim to such items during periods prior to the JV Buyout. We and our JV partner were entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreement, which provided for such allocations generally according to its invested capital.
The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities or the revenues and expenses; and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.

Transaction and restructuring-related costs include expenses incurred as a result of acquisitions, operator transitions, severance, and other investment pursuit costs. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by stockholders, potential investors, and financial analysts in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions; (ii) evaluate the performance of our Manager; (iii) budget and forecast future results to assist in the allocation of resources; (iv) assess our performance as compared with similar real estate companies and the industry in general; and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs. For a reconciliation of net income (loss) to FFO as Adjusted and other relevant disclosures, refer to “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data — Non-GAAP Financial Measures.”
Results of Operations
Comparison of Results for the Three Months Ended June 30, 2026 and 2025
Net Income (Loss), Nareit FFO, and FFO as Adjusted
The following table summarizes net income (loss), Nareit FFO, and FFO as Adjusted for the three ended June 30, 2026 and 2025 (in thousands):
	Three Months Ended June 30,
	2026	2025	Change
Net income (loss)	$14,858	$(2,570)	$17,428
Nareit FFO	65,584	33,399	32,185
FFO as Adjusted	63,960	36,213	27,747
Net income (loss) increased primarily as a result of the following:
•
an increase in Adjusted NOI related to: (i) increased occupancy, (ii) increased rates for resident fees, (iii) the JV Buyout, and (iv) other acquisitions of senior housing communities in 2026;

•
interest earned on proceeds from our initial public offering and the offering of shares of our Class A-1 common stock completed in June 2026;

•
casualty-related recoveries;

•
a gain on sale from the disposition of a senior housing community in 2026; and

•
an increase in income tax benefit recognized in connection with the disposition of a senior housing community in June 2026.

The increase in net income (loss) was partially offset by:
•
an increase in depreciation and amortization expense related to the JV Buyout and acquisitions of senior housing communities during the six months ended June 30, 2026; and

•
an increase in transaction costs related to our initial public offering and senior housing operator transition costs.

Nareit FFO increased primarily as a result of the aforementioned events impacting net income (loss), except for the following, which are excluded from Nareit FFO:
•
depreciation and amortization expense; and

•
gain on sales of real estate.

FFO as Adjusted increased primarily as a result of the aforementioned events impacting Nareit FFO, except for the following, which are excluded from FFO as Adjusted:
•
casualty-related recoveries; and

•
transaction costs.

Other Income and Expense Items
The following table summarizes the results of our other income and expense items for the three months ended June 30, 2026 and 2025 (in thousands):
	Three Months Ended June 30,
	2026	2025	Change
Depreciation and amortization	$56,473	$31,191	$25,282
General and administrative	1,334	2,382	(1,048)
General and administrative – related party management fee	2,472	—	2,472
Interest expense	350	949	(599)
Transaction costs	4,278	—	4,278
Gain (loss) on sales of real estate, net	3,884	—	3,884
Gain (loss) upon change of control, net	—	—	—
Gain (loss) on debt extinguishments	—	—	—
Other income (expense), net	16,465	(4,029)	20,494
Income tax benefit (expense)	1,746	(2,096)	3,842
Equity income (loss) from unconsolidated joint venture	—	1,009	(1,009)
Noncontrolling interests’ share in earnings	(4,135)	—	(4,135)
Depreciation and amortization
Depreciation and amortization expense increased for the three months ended June 30, 2026 primarily as a result of (i) the JV Buyout and (ii) acquisitions of senior housing communities during the six months ended June 30, 2026.
General and administrative
General and administrative expenses decreased for the three months ended June 30, 2026 primarily as a result of the related party management fee replacing the allocation of general and administrative expenses from Healthpeak subsequent to our initial public offering. The decrease in general and administrative expenses during the three months ended June 30, 2026 was partially offset by an increase in stand-alone public company general and administrative expenses.
General and administrative — related party management fee
General and administrative — related party management fee increased for the three months ended June 30, 2026 due to our Manager’s management fee incurred subsequent to our initial public offering.

Interest expense
Interest expense decreased for the three months ended June 30, 2026 as a result of the full repayment of our mortgage debt in January 2026, partially offset by fees and amortization of debt issuance costs associated with the credit agreement established at the time of our initial public offering.
Transaction costs
Transaction costs increased for the three months ended June 30, 2026 primarily as a result of costs incurred for our initial public offering and senior housing operator transition costs.
Gain (loss) on sales of real estate, net
Gain on sales of real estate, net increased for the three months ended June 30, 2026 as a result of the disposition of a senior housing community in June 2026 as compared to no dispositions of real estate during the three months ended June 30, 2025.
Other income (expense), net
Other income (expense), net increased for the three months ended June 30, 2026 primarily as a result of: (i) interest earned on proceeds from our initial public offering and the offering of shares of our Class A-1 common stock completed in June 2026, (ii) casualty-related recoveries recognized in 2026, and (iii) casualty-related losses incurred in 2025 associated with Hurricane Milton.
Income tax benefit (expense)
Income tax benefit increased for the three months ended June 30, 2026 primarily as a result of the income tax benefit recognized in connection with the disposition of a senior housing community in June 2026.
Equity income (loss) from unconsolidated joint venture
Equity income (loss) from unconsolidated joint ventures decreased for the three months ended June 30, 2026 as a result of the JV Buyout in January 2026.
Noncontrolling interests’ share in earnings
Noncontrolling interests’ share in earnings increased for the three months ended June 30, 2026 primarily as a result of the allocation of net income from issuance of common units in our operating company to Healthpeak in connection with our initial public offering.
Same-Store and Total Portfolio Analysis
For the three months ended June 30, 2026, our Same-Store consists of 15 properties representing properties fully operating on or prior to April 1, 2025 and that remained in operation through June 30, 2026. Our total property portfolio consisted of 41 and 34 properties at June 30, 2026 and 2025, respectively.

The following table summarizes results at and for the three months ended June 30, 2026 and 2025 (dollars in thousands, except unit and per unit data):
	Same-Store			Total Portfolio
	Three Months Ended June 30,			Three Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Resident fees and services	$161,303	$148,855	$12,448	$216,456	$148,855	$67,601
Operating expenses	(117,643)	(111,393)	(6,250)	(158,786)	(111,787)	(46,999)
Janus Living’s share of unconsolidated joint venture NOI	—	—	—	—	6,020	(6,020)
NOI	43,660	37,462	6,198	57,670	43,088	14,582
Adjustments to NOI(1)	—	(844)	844	—	(881)	881
Adjusted NOI	$43,660	$36,618	$7,042	57,670	42,207	15,463
Plus (less): Non-Same-Store adjustments				(14,010)	(5,589)	(8,421)
Same-Store Adjusted NOI				$43,660	$36,618	$7,042
Adjusted NOI % Change			19.2%
Property count	15	15		41	34
Average occupancy(2)	88.6%	86.0%		85.5%	85.0%
Average occupied units(3)	6,260	6,074		9,004	7,533
RevPOR per month(4)	$8,589	$8,169		$7,484	$7,583

(1)
Represents adjustments we make to calculate Adjusted NOI in accordance with our definition of Adjusted NOI. Refer to “— Non-GAAP Financial Measures” above for the definition of Adjusted NOI.

(2)
Refer to “— Non-GAAP Financial Measures” above for the definition of Same-Store. Total Portfolio represents the average occupied units as a percentage of the total available units for the period presented, weighted to reflect our ownership share, and excluding any significant redevelopments and any properties held for sale.

(3)
Represents average occupied units as reported by the operators for the three-month period.

(4)
Represents RevPOR for the applicable period divided by a factor of three. Excludes newly developed assets, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations.

Same-Store Adjusted NOI increased primarily as a result of the following:
•
increased rates for resident fees; and

•
higher occupancy; partially offset by

•
higher costs of labor, food, utilities, repairs and maintenance, operator management fees, and other operating expenses.

Total Portfolio Adjusted NOI increased primarily as a result of the aforementioned items impacting Same-Store Adjusted NOI and the following Non-Same-Store impacts:
•
increased Adjusted NOI from the JV Buyout; and

•
increased Adjusted NOI from other senior housing communities acquired during 2026.

Comparison of Results for the Six Months Ended June 30, 2026 and 2025
Net Income (Loss), Nareit FFO, and FFO as Adjusted
The following table summarizes net income (loss), Nareit FFO, and FFO as Adjusted for the six months ended June 30, 2026 and 2025 (in thousands):
	Six Months Ended June 30,
	2026	2025	Change
Net income (loss)	$42,732	$(4,680)	$47,412
Nareit FFO	99,188	68,814	30,374
FFO as Adjusted	113,851	73,022	40,829
Net income (loss) increased primarily as a result of the following:
•
an increase in gain upon change of control in connection with the JV Buyout in January 2026;

•
an increase in Adjusted NOI related to: (i) increased occupancy, (ii) increased rates for resident fees, (iii) the JV Buyout, and (iv) other acquisitions of senior housing communities in 2026;

•
interest earned on proceeds from our initial public offering and the offering of shares of our Class A-1 common stock completed in June 2026;

•
casualty-related recoveries;

•
a gain on sale from the disposition of a senior housing community in 2026; and

•
an increase in tax benefit recognized in connection with: (i) the disposition of a senior housing community in June 2026 and (ii) the derecognition of certain deferred tax assets and liabilities related to the change in tax status of certain entities in connection with our initial public offering.

The increase in net income (loss) was partially offset by:
•
an increase in depreciation and amortization expense related to the JV Buyout and acquisitions of senior housing communities during the six months ended June 30, 2026; and

•
an increase in transaction costs related to our initial public offering and senior housing operator transition costs.

Nareit FFO increased primarily as a result of the aforementioned events impacting net income (loss), except for the following, which are excluded from Nareit FFO:
•
gain upon change of control;

•
depreciation and amortization expense; and

•
gain on sales of real estate.

FFO as Adjusted increased primarily as a result of the aforementioned events impacting Nareit FFO, except for the following, which are excluded from FFO as Adjusted:
•
casualty-related recoveries; and

•
transaction costs.

Other Income and Expense Items
The following table summarizes the results of our other income and expense items for the six months ended June 30, 2026 and 2025 (in thousands):
	Six Months Ended June 30,
	2026	2025	Change
Depreciation and amortization	$107,871	$63,990	$43,881
General and administrative	4,292	5,514	(1,222)
General and administrative – related party management fee	2,800	—	2,800
Interest expense	701	1,897	(1,196)
Transaction costs	22,788	—	22,788
Gain (loss) on sales of real estate, net	3,884	—	3,884
Gain (loss) upon change of control, net	46,270	—	46,270
Gain (loss) on debt extinguishments	(403)	—	(403)
Other income (expense), net	17,281	(6,409)	23,690
Income tax benefit (expense)	624	(4,687)	5,311
Equity income (loss) from unconsolidated joint venture	111	2,460	(2,349)
Noncontrolling interests’ share in earnings	(677)	—	(677)
Depreciation and amortization
Depreciation and amortization expense increased for the six months ended June 30, 2026 primarily as a result of (i) the JV Buyout and (ii) acquisitions of senior housing communities during the six months ended June 30, 2026.
General and administrative
General and administrative expenses decreased for the six months ended June 30, 2026 primarily as a result of a decrease in the allocation of general and administrative expenses from Healthpeak as a result of lower general and administrative expense incurred at Healthpeak prior to our initial public offering. The decrease in general and administrative expenses during the six months ended June 30, 2026 was partially offset by an increase in stand-alone public company general and administrative expenses.
General and administrative — related party management fee
General and administrative — related party management fee increased for the six months ended June 30, 2026 due to our Manager’s management fee incurred subsequent to our initial public offering.
Interest expense
Interest expense decreased for the six months ended June 30, 2026 as a result of the full repayment of our mortgage debt in January 2026, partially offset by fees and amortization of debt issuance costs associated with the credit agreement established at the time of our initial public offering.
Transaction costs
Transaction costs increased for the six months ended June 30, 2026 primarily as a result of costs incurred for our initial public offering and senior housing operator transition costs.
Gain (loss) on sales of real estate, net
Gain on sales of real estate, net increased for the six months ended June 30, 2026 as a result of the disposition of a senior housing community in June 2026 as compared to no dispositions of real estate during the six months ended June 30, 2025.

Gain (loss) upon change of control, net
Gain upon change of control increased for the six months ended June 30, 2026 as a result of the JV Buyout in January 2026.
Gain (loss) on debt extinguishments
Loss on debt extinguishments increased for the six months ended June 30, 2026 as a result of the full repayment of our mortgage debt in January 2026.
Other income (expense), net
Other income (expense), net increased for the six months ended June 30, 2026 primarily as a result of: (i) interest earned on proceeds from our initial public offering and the offering of shares of our Class A-1 common stock completed in June 2026 and (ii) casualty-related recoveries recognized in 2026, and (iii) casualty-related losses incurred in 2025 associated with Hurricane Milton.
Income tax benefit (expense)
Income tax benefit increased for the six months ended June 30, 2026 primarily as a result of: (i) the income tax benefit recognized in connection with the disposition of a senior housing community in June 2026 and (ii) the tax benefit from the derecognition of certain deferred tax assets and liabilities related to the change in tax status of certain entities in connection with our initial public offering.
Equity income (loss) from unconsolidated joint venture
Equity income (loss) from unconsolidated joint ventures decreased for the six months ended June 30, 2026 as a result of the JV Buyout in January 2026.
Noncontrolling interests’ share in earnings
Noncontrolling interests’ share in earnings increased for the six months ended June 30, 2026 primarily as a result of the allocation of net income from issuance of common units in our operating company to Healthpeak in connection with our initial public offering.
Same-Store and Total Portfolio Analysis
For the six months ended June 30, 2026, our Same-Store consists of 15 properties representing properties fully operating on or prior to January 1, 2025 and that remained in operation through June 30, 2026. Our total property portfolio consisted of 41 and 34 properties at June 30, 2026 and 2025, respectively.
The following table summarizes results at and for the six months ended June 30, 2026 and 2025 (dollars in thousands, except unit and per unit data):
	Same-Store			Total Portfolio
	Six Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Resident fees and services	$321,622	$297,782	$23,840	$416,801	$297,782	$119,019
Operating expenses	(233,949)	(221,635)	(12,314)	(303,384)	(222,425)	(80,959)
Janus Living’s share of unconsolidated joint venture NOI	—	—	—	748	12,155	(11,407)
NOI	87,673	76,147	11,526	114,165	87,512	26,653
Adjustments to NOI(1)	—	(844)	844	—	(876)	876
Adjusted NOI	$87,673	$75,303	$12,370	114,165	86,636	27,529

	Same-Store			Total Portfolio
	Six Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Plus (less): Non-Same-Store adjustments				(26,492)	(11,333)	(15,159)
Same-Store Adjusted NOI				$87,673	$75,303	$12,370
Adjusted NOI % Change			16.4%
Property count	15	15		41	34
Average occupancy(2)	88.5%	86.1%		86.0%	85.1%
Average occupied units(3)	6,257	6,080		8,672	7,534
RevPOR per month(4)	$8,566	$8,163		$7,566	$7,582

(1)
Represents adjustments we make to calculate Adjusted NOI in accordance with our definition of Adjusted NOI. Refer to “— Non-GAAP Financial Measures” above for the definition of Adjusted NOI.

(2)
Refer to “— Non-GAAP Financial Measures” above for the definition of Same-Store. Total Portfolio represents the average occupied units as a percentage of the total available units for the period presented, weighted to reflect our ownership share, and excluding any significant redevelopments and any properties held for sale.

(3)
Represents average occupied units as reported by the operators for the six-month period.

(4)
Represents RevPOR for the applicable period divided by a factor of six. Excludes newly developed assets, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations.

Same-Store Adjusted NOI increased primarily as a result of the following:
•
increased rates for resident fees; and

•
higher occupancy; partially offset by

•
higher costs of labor, food, utilities, repairs and maintenance, operator management fees, and other operating expenses.

Total Portfolio Adjusted NOI increased primarily as a result of the aforementioned items impacting Same-Store Adjusted NOI and the following Non-Same-Store impacts:
•
increased Adjusted NOI from the JV Buyout; and

•
increased Adjusted NOI from other senior housing communities acquired during 2026.

Comparison of Results for the Years Ended December 31, 2025 and 2024
Net Income (Loss), Nareit FFO and FFO as Adjusted
The following table summarizes net income (loss), Nareit FFO and FFO as Adjusted for the years ended December 31, 2025 and 2024 (in thousands):
	Year Ended December 31,
	2025	2024	Change
Net income (loss)	$6,349	$(50,463)	$56,812
Nareit FFO	151,802	119,486	32,316
FFO as Adjusted	150,795	137,498	13,297

The change from net (loss) to net income was primarily as a result of the following:
•
lower casualty-related losses in 2025 compared with 2024;

•
loss on sales of real estate during 2024;

•
a decrease in depreciation and amortization related to fully depreciated real estate and intangible assets in 2025 and dispositions of real estate in 2024;

•
an increase in equity income from the JV; and

•
lower general and administrative expenses allocated from Healthpeak due to a decrease in total general and administrative expenses incurred by Healthpeak.

These positive changes were partially offset by:
•
an increase in income tax expense related to an increase in operating income from our life plan communities, the release of a valuation allowance and recognition of a corresponding income tax benefit in connection with a merger of certain taxable REIT subsidiaries in 2024, and the tax benefit from casualty-related losses recognized in 2024; and

•
an increase in transaction costs related to organization, legal, professional, and other costs associated with Janus Living.

Nareit FFO increased primarily as a result of the aforementioned events impacting net income (loss), except for the following, which are excluded from Nareit FFO:
•
loss on sales of real estate; and

•
depreciation and amortization expense.

FFO as Adjusted increased primarily as a result of the aforementioned events impacting Nareit FFO, except for the following, which are excluded from FFO as Adjusted:
•
reversal of valuation allowances on deferred tax assets;

•
casualty-related losses; and

•
transaction and restructuring-related costs.

Other Income and Expense Items
The following table summarizes our other income and expense items for the years ended December 31, 2025 and 2024 (in thousands):
	Year Ended December 31,
	2025	2024	Change
Depreciation and amortization	$126,356	$137,186	$(10,830)
General and administrative	10,549	11,921	(1,372)
Interest expense	3,797	3,942	(145)
Transaction costs	1,607	—	1,607
Gain (loss) on sales of real estate, net	—	(16,413)	16,413
Other income (expense), net	863	(32,417)	33,280
Income tax benefit (expense)	(11,339)	11,490	(22,829)
Equity income (loss) from unconsolidated joint venture	4,068	1,894	2,174
Depreciation and amortization
Depreciation and amortization expense decreased for the year ended December 31, 2025 primarily as a result of fully depreciated and amortized real estate and intangible assets in 2025 and dispositions of real estate in 2024.

General and administrative
General and administrative expenses decreased for the year ended December 31, 2025 primarily as a result of a decrease in the allocation of general and administrative expenses from Healthpeak primarily as a result of lower general and administrative expense incurred at Healthpeak.
Interest expense
Interest expense decreased for the year ended December 31, 2025 as a result of a decrease in the outstanding debt balances due to scheduled principal amortization payments each year.
Transaction costs
Transaction costs increased for the year ended December 31, 2025 primarily as a result of organization, legal, professional, and other related costs associated with Janus Living.
Gain (loss) on sales of real estate, net
Loss on sales of real estate, net decreased for the year ended December 31, 2025 as a result of no dispositions of real estate in 2025.
Other income (expense), net
Other income increased for the year ended December 31, 2025 primarily as a result of casualty-related losses from Hurricane Milton during 2024.
Income tax benefit (expense)
Income tax expense increased for the year ended December 31, 2025 primarily as a result of an increase in operating income associated with our life plan communities, the release of a valuation allowance and recognition of a corresponding income tax benefit in connection with a merger of certain taxable REIT subsidiaries in 2024, and the tax benefit from casualty-related losses recognized in 2024.
Equity income (loss) from unconsolidated joint venture
Equity income from unconsolidated joint venture increased for the year ended December 31, 2025 primarily as a result of increased equity income from the JV from higher net operating income and lower net casualty losses in 2025 compared to 2024.
Same-Store and Total Portfolio Analysis
For the year ended December 31, 2025, our Same-Store consists of 15 properties representing properties fully operating on or prior to January 1, 2024 and that remained in operation through December 31, 2025. Our total property portfolio consisted of 34 properties as of each December 31, 2025 and 2024.
The following table summarizes results for our Same-Store and total property portfolio at and for the years ended December 31, 2025 and 2024 (dollars in thousands, except unit and per unit data):
	Same-Store			Total Portfolio
	Year Ended December 31,			Year Ended December 31,
	2025	2024	Change	2025	2024	Change
Resident fees and services	$603,989	$568,475	$35,514	$603,989	$568,475	$35,514
Operating expenses	(447,374)	(428,435)	(18,939)	(448,923)	(430,443)	(18,480)
Janus Living’s share of unconsolidated joint venture revenues less expenses	—	—	—	23,068	22,303	765
NOI	156,615	140,040	16,575	178,134	160,335	17,799

	Same-Store			Total Portfolio
	Year Ended December 31,			Year Ended December 31,
	2025	2024	Change	2025	2024	Change
Adjustments to NOI(1)	(2,492)	(3,122)	630	(2,462)	(3,024)	562
Adjusted NOI	$154,123	$136,918	$17,205	$175,672	$157,311	$18,361
Plus (less): Non-Same-Store adjustments				(21,549)	$(20,393)	(1,156)
Same-Store Adjusted NOI				$154,123	$136,918	$17,205
Adjusted NOI% Change			12.6%
Property count	15	15	—	34	34	—
Average occupancy(2)	86.6%	85.4%	120 bps	85.6%	84.3%	130 bps
Average occupied units(3)	6,115	6,041	74	7,578	7,473	105
RevPOR per month(4)	$8,231	$7,842	$389	$7,625	$7,305	$320

(1)
Represents adjustments we make to calculate Adjusted NOI in accordance with our definition of Adjusted NOI. Refer to “— Non-GAAP Financial Measures” above for the definition of Adjusted NOI.

(2)
Refer to “— Non-GAAP Financial Measures” above for the definition of Same-Store. Total Portfolio represents the average occupied units as a percentage of the total available units for the period presented, weighted to reflect our ownership share, and excluding any significant redevelopments and any properties held for sale.

(3)
Represents average occupied units as reported by the operators for the twelve-month period.

(4)
Represents RevPOR for the applicable period divided by a factor of twelve. Excludes newly developed assets, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations.

Same-Store Adjusted NOI and Total Portfolio Adjusted NOI increased primarily as a result of the following:
•
increased rates for resident fees; and

•
higher occupancy; partially offset by

•
higher costs of compensation and property management, repairs and maintenance, utilities, and other operating expenses.

Segment Analysis
We conduct our business in one operating segment and therefore have one reportable segment. Refer to Note 13 to our combined and consolidated financial statements included elsewhere in this prospectus for information regarding our reportable segment.
Liquidity and Capital Resources
As of June 30, 2026, we had $1.6 billion of cash and cash equivalents. We currently expect that our principal sources of funding will include:
•
current cash balances, including from the proceeds received in our initial public offering and our offering of shares of our Class A-1 common stock completed in June 2026;

•
the net proceeds from this offering;

•
cash flows from operations;

•
our credit facilities that we entered into in connection with our initial public offering; and

•
other forms of debt financings and equity offerings.

Our liquidity requirements and capital commitments primarily consist of:
•
operating activities and overall working capital;

•
capital expenditures;

•
future acquisition, transactional and development activities;

•
debt service obligations; and

•
funding distributions to our stockholders and noncontrolling interest members .

We anticipate that existing cash balances, cash flows from operations, and available financing arrangements will be adequate to satisfy our short-term liquidity requirements and capital commitments for the next 12 months and for the foreseeable future. We expect to utilize the same sources of capital we will rely on to meet our short-term liquidity requirements to also meet our long-term liquidity requirements, which include funding our operating activities, our debt service obligations and stockholder distributions, and capital expenditures, including our future development, transactional and acquisition activities.
Our ability to access the capital markets impacts our cost of capital, as well as our ability to fund future acquisitions and capital expenditures through the issuance of additional securities or secured debt. Changes in general market and economic conditions impact our ability to access capital and directly impact our cost of capital. Our revolving credit facility and delayed-draw term loan facility accrue interest at the Secured Overnight Financing Rate (“SOFR”) plus a margin based on our leverage ratio. We also pay a facility fee on the entire commitment under our revolving credit facility that is initially based on our leverage ratio.
While negative impacts to our leverage may adversely impact our cost of borrowing, we believe we would continue to have access to the unsecured debt markets, and we could also seek to enter into one or more secured debt financings, issue additional securities, or dispose of certain assets to fund future operating costs, capital expenditures, or acquisitions, although no assurances can be made in this regard. Refer to “— Market Trends and Uncertainties” above for a more comprehensive discussion of the potential impact of economic and market conditions on our business.
Dividends and Distributions
We are required to distribute 90% of our REIT taxable income (excluding capital gains) on an annual basis in order to continue to qualify as a REIT for U.S. federal income tax purposes. See “United States Federal Income Tax Considerations — Taxation of Our Company — Annual Distribution Requirements.” Accordingly, we intend to make, but are not contractually bound to make, regular monthly distributions to stockholders from cash flows from our operating activities. All such distributions are at the discretion of our Board. We consider market factors and our performance in addition to REIT requirements in determining distribution levels. Amounts accumulated for distribution to stockholders are primarily invested in interest-bearing accounts, which are consistent with our intention to maintain our REIT status.
As a result of this distribution requirement, we cannot rely on retained earnings to fund our ongoing operations to the same extent that other companies which are not REITs can. We may need to continue to raise capital in the debt and equity markets to fund our working capital needs, as well as potential developments in new or existing properties or acquisitions. In addition, we may be required to use borrowings under the revolving credit facility or other sources of debt and equity capital, if necessary, to meet REIT distribution requirements and maintain our REIT status.
Indebtedness Outstanding
Our material cash requirements related to debt decreased by $103 million to zero at June 30, 2026, when compared to our cash requirements at December 31, 2025, primarily as a result of the full principal repayment of mortgage debt secured by two senior housing communities in January 2026. For further information regarding outstanding indebtedness, please see Note 7 to our combined and consolidated financial statements included elsewhere in this prospectus.

Credit Facilities
We have entered into a $500 million revolving credit facility (the “revolving credit facility”) and $100 million delayed-draw term loan facility (the “delayed-draw term loan facility”) with lenders that include affiliates of certain of the underwriters of this offering (collectively, “our credit facilities”). We have the option to increase the revolving credit facility, increase the delayed-draw term loan facility and/or obtain incremental term loans so long as the aggregate principal amount of the revolving credit facility, the delayed-draw term loan facility and such incremental term loans does not exceed $1.5 billion, subject to customary requirements, including obtaining additional lender commitments. As of June 30, 2026, no amounts were outstanding under our credit facilities.
Initially, borrowings under our credit facilities bear interest at (i) in the case of the revolving credit facility, SOFR plus a margin of between 105 and 155 basis points and (ii) in the case of the delayed-draw term loan facility, SOFR plus a margin of between 110 and 180 basis points, in each case based on a leverage-based pricing grid. At our election and subject to our non-credit enhanced, senior unsecured long-term debt obtaining an investment grade rating from either S&P Global Ratings or Moody’s Investors Service, Inc., borrowings under our credit facilities bear interest at (i) in the case of the revolving credit facility, SOFR plus a margin of between 65 and 135 basis points and (ii) in the case of the delayed-draw term loan facility, SOFR plus a margin of between 70 and 155 basis points, in each case based on a debt rating-based pricing grid. In each case, our credit facilities allow for customary alternate base rate interest elections. Principal payments are due at maturity with optional prepayments at our discretion, and the revolving credit facility is subject to customary mandatory prepayment provisions. We incurred customary legal, arrangement, and administrative fees in connection with entering into our credit facilities.
The revolving credit facility matures four years following the closing date with two six-month extension periods available, subject to certain conditions. The revolving credit facility also imposes a facility fee of (i) initially, 15 to 35 basis points on the aggregate amount of commitments under the revolving credit facility, based on a leverage-based pricing grid and (ii) at our election and subject to our non-credit enhanced, senior unsecured long-term debt obtaining an investment grade rating from either S&P Global Ratings or Moody’s Investors Service, Inc., 10 to 30 basis points on the aggregate amount of commitments under the revolving credit facility, based on a debt rating-based pricing grid.
Subject to certain conditions, term loans may be borrowed under the delayed-draw term loan facility on or after the closing date to but excluding the date that is 270 days after the closing date in no more than five borrowings. Term loans borrowed under the delayed-draw term loan facility will mature five years following the closing date. Additionally, the delayed-draw term loan facility imposes a ticking fee equal to 15 basis points per annum on the daily amount of the undrawn commitments of the delayed-draw term loan facility, solely during the period beginning on the date that is 120 days from the closing date and ending on the date that is 270 days from the closing date.
Our credit facilities contain customary non-financial and affirmative covenants and financial covenants.
The non-financial negative covenants include customary limitations relating to, among other topics, (i) incurring liens, (ii) incurring indebtedness, (iii) making any fundamental changes, (iv) making dispositions, (v) making restricted payments, (vi) making changes in the nature of business, (vii) entering into transactions with affiliates, (viii) entering into burdensome agreements, and (ix) complying with sanctions. In each case, the negative covenants are subject to customary “basket” exceptions, limitations, exclusions and materiality and dollar-based thresholds.
The financial covenants require:
(i)   our maximum leverage ratio, based upon the ratio of total indebtedness to total gross asset value, to be less than or equal to 0.60 to 1.00 as of the end of any fiscal quarter, subject to limited increases in the permitted maximum leverage ratio in connection with material acquisitions,
(ii)   our maximum secured debt ratio, based upon the ratio of total secured indebtedness to total gross asset value, to be less than or equal to 0.40 to 1.00 as of the end of any fiscal quarter,

(iii)   our minimum fixed charge coverage ratio, based upon the ratio of total EBITDA (as defined in our credit facilities) to total fixed charges, to be equal to or greater than 1.50 to 1.00 as of the end of any fiscal quarter,
(iv)   our maximum unsecured leverage ratio, based upon the ratio of total unsecured indebtedness to total unencumbered asset value, to be less than or equal to 0.60 to 1.00 as of the end of any fiscal quarter, subject to limited increases in the permitted maximum unsecured leverage ratio in connection with material acquisitions,
(v)   our minimum consolidated tangible net worth to be equal to or greater than an amount equal to the sum of (x) 75% of the consolidated tangible net worth as of the last fiscal quarter ending immediately prior to the closing date (after giving effect to this offering) plus (y) an amount equal to 75% of the net proceeds received by us from any offering of equity interests accruing after the closing date, as of the end of any fiscal quarter, and
(vi)   our minimum unsecured interest coverage ratio, based upon the ratio of unencumbered net operating income to unsecured interest expense, to be equal to or greater than 1.75 to 1.00 as of the end of any fiscal quarter.
Capital Expenditures
During the three and six months ended June 30, 2026, capital expenditures for our communities totaled $22.7 million and $32.5 million, respectively, primarily comprised of revenue enhancing capital expenditures of $16.9 million and $23.4 million, respectively, recurring capital expenditures of $5.3 million and $8.7 million, respectively, and initial capital expenditures of $0.5 million during the three and six months ended June 30, 2026. During the three and six months ended June 30, 2025, capital expenditures for our communities totaled $30.9 million and $43.5 million, respectively, primarily comprised of revenue enhancing capital expenditures of $13.7 million and $20.4 million, respectively, recurring capital expenditures of $4.1 million and $5.4 million, respectively, and casualty-related capital expenditures of $13.1 million and $17.7 million, respectively.
During the year ended December 31, 2025, capital expenditures for our communities totaled $136.9 million, primarily comprised of revenue enhancing capital expenditures of $59.0 million, recurring capital expenditures of $25.7 million, and casualty-related capital expenditures of $52.2 million. During the year ended December 31, 2024, capital expenditures for our communities totaled $75.2 million, primarily comprised of revenue enhancing capital expenditures of $43.5 million, recurring capital expenditures of $24.5 million, and casualty-related capital expenditures of $7.2 million. During the year ended December 31, 2023, capital expenditures for our communities totaled $115.8 million, primarily comprised of revenue enhancing capital expenditures of $61.1 million, recurring capital expenditures of $25.8 million, and casualty-related capital expenditures of $26.0 million. During the year ended December 31, 2022, capital expenditures for our communities totaled $70.0 million, primarily comprised of revenue enhancing capital expenditures of $43.1 million, recurring capital expenditures of $19.6 million, and casualty-related capital expenditures of $3.3 million.
Capital expenditures for our communities are comprised of capital expenditures of our life plan communities plus our share of capital expenditures of the JV. Revenue enhancing capital expenditures include costs incurred to build out suites in shell condition or to reposition space that is expected to result in additional revenue upon the space being re-leased. Recurring capital expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature. Casualty-related capital expenditures include costs incurred in connection with a casualty event.
Quarterly Results of Operations and Other Data
The following tables set forth selected unaudited quarterly data regarding our results of operations for our last ten completed fiscal quarters. The quarterly results of operations presented should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus, and are not necessarily indicative of our operating results for any future period. For definitions of the non-GAAP metrics presented below and a statement of why our management believes the presentation of these metrics provides useful information to investors and any additional purposes for which management uses such metrics, see “Summary Selected Historical and Pro Forma Combined and Consolidated Financial and Other Data — Non-GAAP Financial Measures.”
The table below reconciles Nareit FFO and FFO as Adjusted to net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP, in each case for the last ten completed fiscal quarters.
	Three months ended
(in thousands)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net income (loss)	$14,858	27,874	$9,617	$1,412	$(2,570)	$(2,110)	$(32,944)	$(7,340)	$(4,457)	$(5,722)
Real estate related depreciation and amortization	56,473	51,398	31,481	30,885	31,191	32,799	34,749	34,274	34,143	34,020
Our share of real estate related depreciation and amortization from our unconsolidated joint venture	—	602	4,821	4,772	4,778	4,726	4,674	4,680	4,658	4,584
Loss (gain) on sales of depreciable real estate, net	(3,884)	—	—	—	—	—	16,413	—	—	—
Loss (gain) on change of control, net(1)	—	(46,270)	—	—	—	—	—	—	—	—
Taxes associated with real estate dispositions(2)	(1,863)	—	—	—	—	—	(2,246)	—	—	—
Nareit FFO	$65,584	33,604	$45,919	$37,069	$33,399	$35,415	$20,646	$31,614	$34,344	$32,882
Participating securities share in Nareit FFO	(7)	(2)	—	—	—	—	—	—	—	—
Diluted Nareit FFO	$65,577	33,602	$45,919	$37,069	$33,399	$35,415	$20,646	$31,614	$34,344	$32,882
Impact of adjustments to Nareit FFO:
Transaction and restructuring-related costs(3)	$3,828	17,874	$1,607	$—	$—	$—	$—	$—	$—	$—
Loss (gain) on debt extinguishments	—	302	—	—	—	—	—	—	—	—
Casualty-related charges (recoveries), net(4)	(5,452)	—	(6,561)	(261)	2,814	1,394	27,036	1,661	126	—
Recognition (reversal) of valuation allowance on deferred tax assets(5)	—	(1,890)	—	—	—	—	(10,811)	—	—	—
Total adjustments	$(1,624)	16,286	$4,954	$(261)	$2,814	$1,394	$16,225	$1,661	$126	$—
FFO as Adjusted	$63,960	49,890	$40,965	$36,808	$36,213	$36,809	$36,871	$33,275	$34,470	$32,882
Participating securities share in FFO as Adjusted	—	(5)	—	—	—	—	—	—	—	—
Diluted FFO as Adjusted	$63,960	49,885	$40,965	$36,808	$36,213	$36,809	$36,871	$33,275	$34,470	$32,882
Other Operating Data:
Non-refundable entrance fees in excess of (less than) the related GAAP amortization	$12,866	7,756	$17,356	$12,711	$19,042	$4,696	$23,149	$11,046	$12,117	$7,385
Deferred income taxes	143	3,122	2,800	1,198	2,656	2,659	3,616	115	918	477
Stock-based compensation amortization expense	340	34	—	—	—	—	—	—	—	—
Recurring capital expenditures	(5,275)	(3,398)	(11,592)	(5,761)	(3,279)	(286)	(9,350)	(5,195)	(4,288)	(2,123)
Amortization of deferred financing costs and debt discounts (premiums)	126	(53)	(186)	(186)	(183)	(181)	(185)	(184)	(182)	(182)
Other items(6)	(1)	(7)	(4,165)	(388)	(1,744)	(971)	(2,993)	(573)	(2,457)	(523)

(1)
For the three months ended March 31, 2026, represents the gain upon change of control related to the JV Buyout.

(2)
For the three months ended June 30, 2026, includes the income tax benefit related to the disposition of one senior housing community. The three months ended December 31, 2024 includes the income tax benefit related to the disposition of a portfolio comprised of a land parcel and various vacant buildings on certain campuses.

(3)
Primarily includes costs comprised of legal, advisory, and other professional fees, transfer taxes, and formation and organization costs related to the initial public offering. The three months ended March 31, 2026 also includes the expense related to one-time fully vested equity awards associated with the initial public offering.

(4)
Casualty-related charges are recognized in other income (expense), net and equity income (loss) from the JV in our combined and consolidated statements of operations.

(5)
The three months ended March 31, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with the initial public offering. The three months ended December 31, 2024 includes the release of a valuation allowance and recognition of a corresponding income tax benefit in connection with a merger of certain TRSs. See Note 14 to our combined and consolidated financial statements included elsewhere in this prospectus.

(6)
Includes our share of the JV’s recurring capital expenditures for all periods prior to the JV Buyout and actuarial reserves for insurance claims that have been incurred but not reported.

The table below reconciles NOI and Adjusted NOI to net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP, in each case for the last ten completed fiscal quarters.
	Three months ended
(in thousands)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net income (loss)	$14,858	$27,874	$9,617	$1,412	$(2,570)	$(2,110)	$(32,944)	$(7,340)	$(4,457)	$(5,722)
Depreciation and amortization	56,473	51,398	31,481	30,885	31,191	32,799	34,749	34,274	34,143	34,020
General and administrative	1,334	2,958	2,768	2,267	2,382	3,132	2,975	2,761	3,196	2,989
General and administrative – related party management fee	2,472	328	—	—	—	—	—	—	—	—
Interest expense	350	351	950	950	949	948	979	984	983	996
Transaction costs	4,278	18,510	1,607	—	—	—	—	—	—	—
(Gain) loss on sales of real estate, net	(3,884)	—	—	—	—	—	16,413	—	—	—
Loss (gain) upon change of control, net	—	(46,270)	—	—	—	—	—	—	—	—
Loss (gain) on debt extinguishments	—	403	—	—	—	—	—	—	—	—
Other (income) expense, net	(16,465)	(816)	(7,370)	98	4,029	2,380	31,745	432	175	65
Income tax expense (benefit)	(1,746)	1,122	5,076	1,576	2,096	2,591	(15,899)	1,349	1,826	1,234
Equity (income) loss from unconsolidated joint ventures	—	(111)	(616)	(992)	(1,009)	(1,451)	(896)	402	(725)	(675)
Janus Living’s share of unconsolidated joint venture NOI	—	748	5,274	5,639	6,020	6,135	5,621	5,660	5,588	5,434
NOI	$57,670	$56,495	$48,787	$41,835	$43,088	$44,424	$42,743	$38,522	$40,729	$38,341
Adjustments to NOI(1)	—	—	(1,564)	(22)	(881)	4	(1,489)	21	(1,511)	(45)
Adjusted NOI	$57,670	$56,495	$47,223	$41,813	$42,207	$44,428	$41,254	$38,543	$39,218	$38,296

(1)
Includes the effects of actuarial reserves for insurance claims that have been incurred but not reported.

The table below presents information on our capacity by unit type for each of the last ten completed fiscal quarters.
	Three months ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Life Plan Communities / Same-Store
Independent Living	4,847	4,820	4,819	4,819	4,823	4,824	4,826	4,826	4,828	4,826
Assisted Living	921	921	921	921	921	921	921	921	921	921
Memory Care	304	304	304	304	304	304	304	304	304	304
Skilled Nursing	1,016	1,016	1,016	1,016	1,016	1,016	1,016	1,016	1,016	1,016
Total	7,088	7,061	7,060	7,060	7,064	7,065	7,067	7,067	7,069	7,067
Senior Housing / Non-Same-Store
Independent Living	2,442	2,442	2,442	2,442	2,442	2,441	2,441	2,441	2,693	2,958
Assisted Living	645	645	645	646	645	646	647	647	1,077	1,038
Memory Care	166	166	166	165	166	166	166	166	312	312
Skilled Nursing	101	101	101	101	101	101	101	101	101	45
Total	3,354	3,354	3,354	3,354	3,354	3,354	3,355	3,355	4,183	4,353
Total Portfolio
Independent Living	7,289	7,262	7,261	7,261	7,265	7,265	7,267	7,267	7,521	7,784
Assisted Living	1,566	1,566	1,566	1,567	1,566	1,567	1,568	1,568	1,998	1,959
Memory Care	470	470	470	469	470	470	470	470	616	616
Skilled Nursing	1,117	1,117	1,117	1,117	1,117	1,117	1,117	1,117	1,117	1,061
Total	10,442	10,415	10,414	10,414	10,418	10,419	10,422	10,422	11,252	11,420
The table below presents information on our average occupancy by unit type for each of the last ten completed fiscal quarters.
	Three months ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Life Plan Communities / Same-Store
Independent Living	83.2%	83.2%	83.3%	84.3%	84.7%	85.0%	86.1%	86.9%	88.0	88.5%
Assisted Living	91.1%	92.8%	91.2%	91.4%	89.7%	89.7%	89.4%	90.6%	91.9	93.1%
Memory Care	87.8%	89.5%	90.4%	87.9%	88.1%	89.1%	92.2%	92.5%	90.3	86.8%
Skilled Nursing	88.6%	88.3%	87.2%	87.3%	89.1%	86.4%	85.7%	85.4%	87.4	85.6%
Total	85.2%	85.4%	85.2%	85.8%	86.2%	86.0%	86.7%	87.4%	88.5	88.6%
Senior Housing / Non-Same-Store
Independent Living	78.3%	79.6%	81.4%	82.3%	82.1%	82.7%	83.7%	83.2%	81.9	79.9%
Assisted Living	74.2%	73.2%	75.2%	75.7%	74.3%	75.3%	75.2%	75.9%	76.1	76.3%
Memory Care	87.3%	91.6%	90.8%	91.0%	87.6%	86.6%	86.4%	82.9%	83.9	85.2%
Skilled Nursing	82.2%	76.6%	85.2%	80.9%	78.4%	77.8%	83.9%	82.3%	78.1	64.7%
Total	78.1%	78.9%	80.8%	81.4%	80.8%	81.3%	82.2%	81.7%	80.8	79.2%

	Three months ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Total Portfolio
Independent Living	82.1%	82.4%	82.9%	83.9%	84.2%	84.5%	85.6%	86.1%	86.0	85.7%
Assisted Living	86.5%	87.5%	86.8%	87.1%	85.5%	85.8%	85.5%	86.6%	85.6	85.0%
Memory Care	87.7%	90.0%	90.5%	88.6%	88.0%	88.5%	90.9%	90.3%	88.1	86.0%
Skilled Nursing	88.3%	87.7%	87.1%	86.9%	88.6%	86.0%	85.6%	85.3%	86.6	84.7%
Total	83.7%	84.1%	84.3%	84.9%	85.1%	85.0%	85.8%	86.3%	86.1	85.5%
Historical Cash Flows
The following summary discussion of our cash flows is based on our combined and consolidated statements of cash flows and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.
The following table sets forth changes in cash flows (in thousands):
	Six Months Ended June 30,			Year Ended December 31,
	2026	2025	Change	2025	2024	Change ($)
Net cash provided by (used in) operating activities	$112,886	$70,295	$42,591	$136,816	$128,561	$8,255
Net cash provided by (used in) investing activities	(822,389)	(44,286)	(778,103)	(93,793)	(44,106)	(49,687)
Net cash provided by (used in) financing activities	2,271,784	(16,090)	2,287,874	(37,828)	(82,335)	44,507
Operating Cash Flows
Our cash flows from operations are dependent upon the occupancy levels of our properties, residency rates, our operators’ performance, the level of operating expenses, and other factors.
Our net cash provided by operating activities increased $43 million for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 primarily as a result of: (i) an increase in Adjusted NOI from: (a) senior housing communities acquired in 2026, (b) increased rates for resident fees, and (c) higher occupancy, and (ii) non-refundable entrance fee collections, partially offset by an increase in transaction costs related to our initial public offering.
For the year ended December 31, 2025, our net cash provided by operating activities was $136.8 million, an increase of $8.3 million, or 6.4%, compared to $128.6 million for the year ended December 31, 2024. The increase was primarily due to an increase in NOI from our life plan communities and non-refundable entrance fee collections, partially offset by an increase in transaction costs.
Investing Cash Flows
Our cash flows from investing activities are generally used to fund acquisitions and capital expenditures, net of proceeds received from sales of real estate and distributions received from the JV.
Our net cash used in investing activities increased $778 million for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 primarily as a result of the following: (i) an increase in cash used for real estate asset acquisitions, including the JV Buyout, and (ii) a decrease in distributions from unconsolidated joint ventures. The increase in net cash used in investing activities was partially offset by: (i) an increase in proceeds received from the sales of real estate, (ii) an increase in proceeds received from insurance recoveries, and (iii) a decrease in cash used for capital expenditures.
For the year ended December 31, 2025, cash used for investing activities was $93.8 million, an increase of $49.7 million, or 112.7%, compared to $44.1 million for the year ended December 31, 2024. The increase was primarily due to an increase in cash used for capital expenditures, including casualty-related expenditures, and a decrease in proceeds from the sales of real estate, partially offset by an increase in proceeds received from insurance recoveries.
Financing Cash Flows
Our cash flows from financing activities are generally impacted by repayments under our mortgage debt, equity issuances, contributions from and distributions to Healthpeak, and dividends paid to common shareholders.
Our net cash provided by financing activities increased $2.3 billion for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 primarily as a result of the following: (i) proceeds received from our initial public offering and the offering of shares of our Class A-1 common stock completed in June 2026 and (ii) an increase in net contributions from Healthpeak. The increase in net cash provided by financing activities was partially offset by: (i) an increase in repayments of mortgage debt and debt extinguishment costs, (ii) an increase in dividends paid on common stock, (iii) an increase in payments of offering costs, (iv) an increase in distributions to noncontrolling interests, and (v) an increase in payments for deferred financing costs related to the credit agreement entered into in connection with our initial public offering.
For the year ended December 31, 2025, cash used in financing activities was $37.8 million, a decrease of $44.5 million, or 54.1%, compared to $82.3 million for the year ended December 31, 2024. The decrease was primarily due to a decrease in net distributions to Healthpeak and an increase in payments of offering costs.
Off-Balance Sheet Arrangements
As of June 30, 2026, we had ten outstanding letter of credit obligations totaling $1 million. As of December 31, 2025, we had no material off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies and Estimates
Our combined and consolidated financial statements have been prepared in accordance with GAAP, which requires management to use judgment in the application of critical accounting estimates and assumptions. We base estimates on the best information available to us at the time, our experience, and on various other assumptions believed to be reasonable under the circumstances. These estimates could affect our financial position or results of operations. If our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting would have been applied, resulting in a different presentation of our combined and consolidated financial statements. From time to time, we re-evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. Below is a discussion of accounting estimates that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a more detailed discussion of our significant accounting policies, including those related to critical accounting estimates further discussed below, see Note 2 to our combined and consolidated financial statements.
Impairment of Long-Lived Assets and Unconsolidated Joint Ventures
We assess the carrying value of our real estate assets and related intangibles (“real estate assets”) when events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of real estate assets is measured by comparing the carrying amount of the real estate assets to the respective expected future undiscounted cash flows. The expected future undiscounted cash flows reflect external market factors, and based on the specific facts and circumstances, may be probability-weighted to reflect multiple possible cash-flow scenarios, including selling the assets at various points in the future. Additionally, the expected future undiscounted cash flows are calculated utilizing the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. In order to review our real estate assets for recoverability, we make assumptions such as those regarding external market conditions (including capitalization rates), forecasted cash flows (primarily rates for resident fees and services, expense rates, forecasted occupancy, and growth rates) and sales prices, and our intent with respect to holding or disposing of the asset. If our analysis indicates that the carrying value of the real estate asset is not recoverable on an estimated future undiscounted cash flow basis, we recognize an impairment charge to the extent that the carrying value of the real estate asset exceeds their fair value.
Determining the fair value of real estate assets involves significant judgment and generally utilizes market capitalization rates, discount rates, comparable market transactions, estimated per unit prices, negotiations with prospective buyers and forecasted cash flows (which are subject to certain assumptions as discussed above).
We also review our equity method investment for indicators of impairment. If the equity method investment shows indicators of impairment, we compare the fair value of the equity method investment to its carrying value. When we determine a decline in fair value below carrying value is other-than-temporary, an impairment is recorded. In our evaluation, we consider various factors, including the performance of the investment, our investment strategy, and market conditions, including the impact to market rents, capitalization rates, and supply and demand for dwelling units. Determining the fair value of our equity method investment is generally based on discounted cash flows which are subjective and consider assumptions regarding forecasted occupancy, rates for resident fees, capitalization rates, discount rates, and expected capital expenditures.
Our ability to accurately predict future operating results and resulting cash flows, and estimate fair values, impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our combined and consolidated financial statements.
Actuarial Estimates Affecting Amortization of Non-Refundable Entrance Fees and Obligation to Provide Future Services
We make significant estimates and judgments in accounting for non-refundable entrance fees and our obligation to provide future services and use of facilities, which require the use of complex actuarial models and assumptions that affect both the timing of revenue recognition and the measurement of our long-term obligations to residents.
Residents of our entrance fee communities typically pay a one-time entrance fee, which includes both a refundable portion and a non-refundable portion. The non-refundable portion is recorded as deferred revenue and amortized into revenue on a straight-line basis over the estimated stay of the resident. We utilize third-party actuarial experts to develop life expectancy estimates using resident-specific data, historical community data, and mortality and morbidity rates. Changes in the estimated stay of the resident, if applicable, affect revenue recognition.
Under certain residency and care agreements, we are obligated to provide future services to residents and use of facilities over the remaining stay. We evaluate this obligation annually, with support from third-party actuarial experts, by estimating the present value of the expected net cost of providing these future services and use of facilities and comparing that amount with the balance of deferred non-refundable entrance fees and the present value of expected future cash flows. If the actuarially-determined net cost exceeds the discounted future cash flows and deferred non-refundable entrance fees, we recognize an additional liability.
Actuarial assumptions include mortality and morbidity rates, estimates of future rates for resident fees and operating expenses, and historical community data. In developing our cash flow estimates, we consider historical rates for resident fees and operating expenses, growth rates, inflation, discount rates, and other historical community data. Increases in estimated healthcare costs or longer-than-expected resident stay may increase the present value of future service obligations. Conversely, higher discount rates or increased future cash inflows may reduce the estimated obligation.

While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our combined and consolidated financial statements.
Valuation of Real Estate Upon Acquisition
For real estate acquisitions accounted for as asset acquisitions, we allocate the acquisition consideration and acquisition costs to the assets acquired and liabilities assumed at fair value as of the acquisition date.
We make estimates as part of our process for allocating acquisition consideration to the various identifiable assets and liabilities based upon the relative fair value of each asset and liability. These fair values are determined using standard valuation methodologies, such as the cost, market, and income approach. These methodologies require various assumptions, including those of a market participant. We utilize available market information in our assessment, such as capitalization and discount rates and comparable sale transactions. The most significant components of our allocations are typically buildings as- if-vacant, land, and in-place resident contract intangibles. In the case of allocating fair value to buildings and in-place resident contract intangibles, our fair value estimates will affect the amount of depreciation and amortization we record over the estimated useful life of each asset acquired.
New Accounting Pronouncements
Refer to Note 2 to our combined and consolidated financial statements included elsewhere in this prospectus for more information regarding applicable new accounting pronouncements.
Quantitative and Qualitative Disclosures About Market Risk
Our future income and cash flows relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates.
Subject to qualifying and maintaining our qualification as a REIT for U.S. federal income tax purposes, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. Our primary objectives when undertaking hedging transactions will be to reduce our floating rate exposure and to fix a portion of the interest rate for anticipated financing and refinancing transactions. However, we can provide no assurances that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility on our portfolio.

BUSINESS AND PROPERTIES
Our Company
Overview
We are a pure-play senior housing REIT and the only U.S. publicly traded REIT whose portfolio is owned and operated under RIDEA or similar structures. We have a portfolio consisting of 41 senior housing communities, comprised of 11,420 units as of June 30, 2026. Our communities are located primarily in major retirement markets across 13 states, with units in Florida and Texas representing 64% of the total units as of June 30, 2026. Services provided by our operators under a RIDEA or similar structure are primarily paid for directly by the residents, rather than governmental reimbursement programs, which provides us with greater visibility into operating cash flow from our communities.
We are externally managed by Healthpeak Investment Management, LLC, an indirect subsidiary of Healthpeak, which is our largest stockholder. Healthpeak is an S&P 500 REIT that invests in and manages real estate focused on healthcare discovery and delivery in the United States. Although our Manager was recently formed, Healthpeak has been a public company and an active investor in healthcare real estate for over 40 years. Healthpeak has an extensive network for sourcing and managing senior housing investments that it has established over its long operating history, and we will benefit from this network through our Manager.
Our portfolio reflects our commitment to delivering sustainable growth through differentiated senior housing solutions and strategic collaborations with high quality operators. We intend to focus exclusively on the senior housing sector because we believe that favorable demographic trends will enable us to create long-term value for our stockholders. We intend to grow our portfolio by drawing on our Manager’s origination and sourcing capabilities and established relationships to execute on attractive investment opportunities in the senior housing sector.
Of the 41 senior housing communities in our portfolio as of June 30, 2026, we describe 15 of these communities, comprising an aggregate of 7,067 units as of June 30, 2026, as “life plan communities.” Life plan communities are a form of senior housing that offer a full continuum of care, including independent living, assisted living, memory care, and skilled nursing, in large-scale communities. Life plan communities differ from other housing and care options for seniors because they typically operate under an entrance fee model, which requires a one-time entrance fee in addition to monthly resident fees, and offer integrated housing, activities, services, and healthcare benefits on a single campus. Life plan communities are designed for individuals and couples seeking an active lifestyle where they can avoid moving a second or third time as they age, and most entrance fee contracts include some level of discounted rates on future healthcare. Compared to traditional rental senior housing, life plan communities offer resident-driven decision making, lifestyle choice, peace of mind from continuum of care, and larger units, with most of our independent living units averaging approximately 1,100 square feet. Residents typically enter our life plan communities in good health in their late 70s or early 80s and stay for eight to ten years — substantially longer than in traditional rental senior housing — supporting stable occupancy and predictable cash flows. The large size of our life plan community campuses, spanning 48 acres of land on average and consisting of approximately 471 units on average as of June 30, 2026, allows us to offer more substantial indoor and outdoor amenities to provide a highly active social life for seniors and create a differentiated senior housing product with high barriers to entry. Due to sizeable land needs, high development costs, financing challenges and pre-leasing requirements, new supply of life plan communities is very low, thereby enabling favorable supply and demand fundamentals for incumbents. We believe life plan communities exhibit consistently resilient occupancy, positioning them as a business with embedded operating leverage and growth visibility, which in turn can provide strong risk-adjusted returns.
The other 26 senior housing communities in our portfolio as of June 30, 2026, comprising an aggregate of 4,353 units as of June 30, 2026, are primarily independent living, with certain communities offering assisted living, memory care, and/or skilled nursing. These communities are often amenitized, apartment-like buildings with private residences ranging from studios to large apartments.

The RIDEA Structure of Our Portfolio
Our entire portfolio is owned and operated under RIDEA or similar structures. We believe the use of RIDEA or similar structures in our portfolio will allow us to capture the full growth potential embedded within our assets. A RIDEA structure allows us, through a TRS, to receive cash flow from the operations of a healthcare facility in compliance with REIT tax requirements. The criteria for operating a healthcare facility through a RIDEA structure require us to lease the facility to an affiliate TRS and for such affiliate TRS to engage an independent qualifying management company or third-party operator (also known as an eligible independent contractor) to manage and operate the day-to-day business of the facility in exchange for management fees.
Our management agreements with our operators generally have remaining terms of less than five years, with mutual renewal options for subsequent terms of up to five years. The contracts can typically be terminated by us on short notice (one year or less) for a modest fee, thereby preserving flexibility. Our management agreements also provide for base management fees and incentive management fees to align our interests with the interests of our operators.
Our Competitive Strengths
We believe we possess the following competitive strengths that differentiate us from other market participants:
High-Quality Portfolio Located in Highly Desirable Retirement Markets
Our high-quality portfolio is well positioned in attractive retirement markets. As of June 30, 2026, approximately 64% of the units in our portfolio were located in Florida and Texas, which rank among the top retirement destinations for seniors seeking low taxes, warmer weather, and established healthcare infrastructure. In addition, the markets our communities serve have a median five-year projected 80+ population growth through 2031 of 26.7% (exceeding the national average of 20.2%) according to Claritas, and the weighted average median home value in our markets is $420,219 (9% higher than the U.S. median) according to Zillow, reflecting affluent demographics and ability to pay for senior housing. Our portfolio is also diversified by unit type and demographic mix, which reduces risks to our cash flows from potential headwinds linked to any one community or unit type. The following charts provide information regarding the senior housing communities in our portfolio as of or for the six months ended June 30, 2026, unless otherwise noted.
Key Portfolio Metrics

Note: Percentages may not total to 100% due to rounding.
(1)
Based on Adjusted NOI for the three months ended June 30, 2026.

(2)
Based on 14,038 total senior housing units on a pro forma basis, including 2,618 units from the Subsequent Acquisitions (which includes the Probable Acquisition).

(3)
Represents percentage of total senior housing units that are independent living, assisted living or memory care

We have also made significant strategic investments in our portfolio to improve resident experience and drive both durable pricing power and long-term value creation. Since acquiring our portfolio of life plan communities in 2020, we have refurbished approximately 70% of the units at an average cost of approximately $55,000 per unit. Our expansion and redevelopment initiatives, combined with our historical capital expenditures, have contributed to a meaningful reduction in the effective age of our assets, with unit upgrades expected to last approximately 20 years. These upgrades strengthen the long-term competitive positioning of the properties, while supporting higher entrance-fee pricing and faster absorption on renovated inventory. For example, at The Quadrangle community, we have upgraded 183 units (representing approximately 54% of the independent living units) since 2022 through December 31, 2025, during which period we experienced an approximately 260% increase in entrance fee sales, a 2x increase in the average entrance fee price, and a more than 900 basis points increase in occupancy over that period. In addition, overall in 2025, we experienced an approximately 1.6x average return on investment on unit upgrades. This return on investment is based on a sample of 48 fully-renovated units and 25 unrenovated units sold in 2025 and reflects the average entrance fee pricing for a fully renovated unit relative to an unrenovated unit, excluding partially renovated units, and an average unit upgrade cost of $72,300 in 2025. Similarly, we have completed approximately $9 million of amenity expansions and upgrades at our Leesburg community, where we have experienced an approximately 80% increase in entrance fee sales and an approximately 64% increase in unit sales, in each case for the year ended December 31, 2025 compared to the year ended December 31, 2024.
History of Delivering Strong Operational Performance
Our portfolio has delivered strong operating performance in recent years, with average occupancy increasing from 77.1% in the first quarter of 2021 to 85.5% for the second quarter of 2026. RevPOR increased 4.4% for the year ended December 31, 2025, when compared to the year ended December 31, 2024. Our net income (loss) was $42.7 million for the six months ended June 30, 2026 and $(36.3) million, $(50.5) million and $6.3 million for the years ended December 31, 2020, 2024 and 2025, respectively. On a pro forma basis, our net income (loss) was $(48.6) million and $(94.1) million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively. Our net income (loss) margin was (8.3)% and 1.1% for the years ended December 31, 2020 and 2025, respectively, and 10.3% for the six months ended June 30, 2026. On a pro forma basis, our net income (loss) margin was (9.1)% for the year ended December 31, 2025 and (9.1)% for the six months ended June 30, 2026. We have also maintained a stable Adjusted NOI margin of 25.3% for each of the years ended December 31, 2020 and 2025 and increased our Adjusted NOI margin to 27.2% for the six months ended June 30, 2026. On a pro forma basis, our Adjusted NOI margin was 26.8% for the year ended December 31, 2025 and 28.2% for the six months ended June 30, 2026.
These operating improvements have resulted in strong Adjusted NOI, which grew from $133.6 million for the year ended December 31, 2020 to $157.3 million and $175.7 million for the years ended December 31, 2024 and 2025, respectively, and, on a pro forma basis, $275.5 million for the year ended December 31, 2025. For the three and six months ended June 30, 2026, our Adjusted NOI was $57.7 million and $114.2 million respectively, and, on a pro forma basis, $150.8 million for the six months ended June 30, 2026. For the year ended December 31, 2020, non-refundable entrance fee sales were $54.7 million, which were less than our recognized amortization by $18.9 million. However, our non-refundable entrance fee sales have exceeded our recognized amortization of such fees in each of the last 21 quarters. Non-refundable entrance fee sales were $75.6 million and $71.4 million for the six months ended June 30, 2026 and 2025, respectively, and $152.7 million and $142.7 million for the years ended December 31, 2025 and 2024, respectively. These sales exceeded our recognized amortization for the six months ended June 30, 2026 and the years ended December 31, 2025 and 2024 by $20.6 million, $53.8 million and $53.7 million, respectively.
Established Relationships with Experienced Operators
We benefit from long-standing relationships with two of the largest and most experienced operators in the senior housing industry, LCS and Sunrise, that manage 15 and 2 of our communities, respectively. These partnerships have been cultivated over decades and are anchored in operational excellence, resident satisfaction, and consistent financial performance. LCS and Sunrise bring deep expertise in senior housing and have maintained senior leadership continuity across our communities, contributing to improved occupancy and margin expansion. In addition, in 2026, we have entered into management agreements, either in connection with the transition of management of certain of our senior housing properties or the acquisition of properties, with eight additional operators. We believe these operators will position our senior housing properties to capture embedded occupancy and NOI growth potential from improved operational performance. We believe our disciplined approach to operator selection and oversight is a core competency and a key driver of long-term performance.
Our Life Plan Communities Offer a Differentiated Senior Housing Solution
Our life plan communities represent a differentiated solution within senior housing, offering a full continuum of care — including independent living, assisted living, memory care, and skilled nursing units — within large-scale, amenity-rich communities. Our life plan communities are designed to appeal to “planners” and couples who prioritize lifestyle, social engagement, emotional well-being, and long-term healthcare security. With an average move-in age several years earlier than that of traditional rental senior housing and a superior average length of stay of eight to ten years, our life plan communities benefit from enhanced resident stability and predictable cash flows. Our life plan communities are operated as entrance fee communities, which provides upfront cash flow to us in return for ensuring predictable monthly resident fees for the residents. With more than two-thirds of the units in our life plan communities being independent living, this creates a natural feeder into the on-campus assisted living, memory care, and skilled nursing units.
High Barriers to Entry Limit Future New Supply of Life Plan Communities
Sizeable land needs, high development costs, financing challenges and pre-leasing requirements for new development of life plan communities create meaningful barriers to entry for life plan communities. Life plan communities have sizeable land needs in order to satisfy residents’ expectations for indoor and outdoor amenities such as executive golf courses, fishing and boating on lakes, woodworking shops, pubs, sports bars, and indoor pools and spas. Our life plan communities span 48 acres on average with more than 100 acres of developable land across the portfolio, subject to zoning and other approvals. In addition, the complex and strict regulatory requirements associated with operating a life plan community make financing the development of a life plan community difficult and impose significant pre-leasing requirements before a new life plan community can be built. Consequently, there is limited new supply to compete with our existing communities.

Healthpeak’s Institutional-Scale Operating Platform and Expertise
We are externally managed by an indirect subsidiary of Healthpeak, which provides us a leadership team with deep industry expertise and public market experience, a strong technology and operating platform, and a proven track record of value creation. Our Manager’s platform is designed to scale efficiently as we expand, allowing us to pursue attractive acquisitions, execute development and redevelopment initiatives, and respond dynamically to changing market conditions at a lower overhead cost than recreating another public company infrastructure. Healthpeak’s institutional-grade operating platform is designed to support scalable asset management across a geographically diverse portfolio with a focus on real-time monitoring of local market dynamics, operating performance, and real estate fundamentals. This enables us to maintain a lean corporate structure while accessing institutional-grade capabilities across asset management, accounting, tax, legal, investments, financial planning and analysis, investor relations, and technology. Our Manager is equipped with the systems, personnel, and processes necessary to support our growth potential, including real-time performance monitoring, market intelligence, and strategic planning. Our Manager maintains frequent and structured engagement with our operators to review market positioning, local leadership, marketing, pricing, and financial results, and requires performance improvement plans, if needed. This hands-on approach has enabled us to offer a desirable product and value to residents, drive consistent NOI growth, optimize occupancy, and proactively address operational challenges. This disciplined, proactive management strategy is a core differentiator for us and a key driver of long-term value creation.
Healthpeak’s Equity Ownership Provides Strong Alignment with Our Interests and Those of Our Stockholders
In addition to controlling our Manager, Healthpeak is our largest stockholder, which facilitates alignment with stockholders by focusing on long-term value creation, disciplined capital deployment, and operational excellence across our senior housing communities.
Conservative Capital Structure Positioned for Future Growth
We are committed to maintaining a flexible and well-capitalized balance sheet to support our business objectives and growth strategies. We anticipate that our balance sheet will provide us with the ability to fund future internal and external growth. As of June 30, 2026, on an actual and pro forma basis, we had no debt outstanding, leaving our portfolio unencumbered and total liquidity, including cash on hand and available capacity under our credit facilities, of $2.16 billion and $1.53 billion, respectively. We intend to utilize a combination of equity and debt capital to fund growth, and we will evaluate opportunities to optimize our cost of capital. Our capital strategy is designed to support both internal and external growth, while preserving flexibility and maximizing stockholder value.
Business Objectives and Growth Strategies
Our business objectives are to grow our cash flows, maintain financial flexibility, increase the value of our portfolio, make regular cash distributions to our stockholders, and generate attractive risk-adjusted returns through the following growth strategies:
Drive External Growth Through Disciplined Acquisitions
We intend to expand our senior housing footprint through disciplined acquisitions of high-quality senior housing communities, with a particular focus on assets that can be integrated into our RIDEA operating platform. We believe the RIDEA structure offers superior alignment between ownership and operations, enabling us to actively participate in upside performance while maintaining flexibility in operator selection and asset strategy. We will prioritize acquisitions in both existing markets — where we can leverage operational synergies — and new U.S. geographies that exhibit favorable demographic trends, limited new supply, and strong fundamentals. We see meaningful opportunity to scale our portfolio with both new and existing operators, who bring deep market knowledge and access to proprietary deal flow, and who share our commitment to quality, compliance, and resident outcomes. Our external growth strategy is grounded in our Manager’s rigorous underwriting, local market intelligence, and a disciplined approach to capital deployment, all of which position us to expand our platform while maintaining operational excellence.

When underwriting investments, we generally target acquisitions that we believe will have stabilized NOI yields (i.e., the property’s estimated stabilized NOI divided by its purchase price) of 7.5% to 8.5%. These targeted stabilized NOI yields are future targets and therefore forward-looking statements that are based on assumptions regarding future operating performance, market conditions, occupancy, rental rates, expenses and other factors. Actual stabilized NOI yields may differ materially from targeted stabilized NOI yields, and no assurance can be given that any targeted yield will be achieved. Stabilized NOI yields are also subject to our future actions, including successful execution of our business plan with respect to a particular asset and achievement of anticipated stabilization metrics, which may not occur as expected or at all.
We completed the JV Buyout in January 2026. In the JV Buyout, we acquired our joint venture partner’s interest in the JV, which held 19 properties, comprising 3,355 units, 92% of which are located in the 25 top metropolitan areas, for $314 million (excluding final closing costs and prorations). Additionally, we acquired the Completed Acquisitions in March 2026 and the second quarter of 2026 for an aggregate purchase price of $506 million, excluding final closing costs and prorations. There are also 19 property acquisitions that have closed subsequent to June 30, 2026 or are probable of closing at the date of this prospectus, none of which are life plan communities and all of which were sourced through industry relationships. The aggregate purchase price of the JV Buyout and Aggregate Acquisitions is $1.9 billion, of which $59 million is attributable to the Probable Acquisition (i.e., one property included in our Subsequent Acquisitions that we believe is probable of closing after the date of this prospectus). There can be no assurance that we will complete the Probable Acquisition on the timeline or terms we anticipate, or at all.
Continue to Capitalize on Opportunities for Expansion, Redevelopment, and Densification of Our Life Plan Communities
We are actively reinvesting in our existing life plan communities to unlock embedded value and support long-term performance. Across our portfolio of life plan communities, we have identified multiple opportunities for expansion and redevelopments, including the addition of independent living units, amenity upgrades, and wellness-focused programming. These investments are designed to meet evolving resident preferences, extend length of stay, and drive incremental cash flow. We continue to evaluate expansion opportunities at select campuses with available land and favorable market dynamics, and we prioritize projects based on yield potential and local demand indicators, and excess land on many of our campuses allows for future development and densification opportunities with no incremental land cost. For example, we are currently doing pre-development work on a potential 118-unit independent living expansion at our life plan community in Houston, Texas, which had average occupancy of 96.2% for the year ended December 31, 2025, as well as a 115-unit independent living expansion at The Villages, a community that had average occupancy of 96.3% for the year ended December 31, 2025. We currently estimate the costs of such development projects will be approximately $560,000 per unit and $890,000 per unit, respectively. Our reinvestment strategy reflects our commitment to maintaining high-quality communities and capturing long-term growth from within our portfolio. There can be no assurance that these expansion projects will be completed on the timeline or terms we anticipate, or at all, or will perform as we anticipate or that the actual cost of any of these projects will not exceed our estimates.
Leverage Our Life Plan Communities’ Unique Entry Fee Model
Our life plan communities are differentiated by an entrance fee model that provides upfront cash flow to us in addition to monthly resident fees. For the twelve months ended June 30, 2026, the non-refundable portion of our entrance fees were, on average, approximately 55% of the median home value in our markets, which we believe positions our communities to capture the upside of residential real estate appreciation while remaining accessible to a broad base of financially secure residents. Non-refundable entrance fee sales have remained strong, with $75.6 million and $71.4 million for the six months ended June 30, 2026 and 2025, respectively, and $152.7 million and $142.7 million in the years ended December 31, 2025 and 2024, respectively, and are expected to grow as occupancy and our ability to drive higher entrance fee pricing continue to improve. Our entrance fees are predominantly non-refundable, a materially different contract structure than that of traditional continuing care retirement communities that typically skew towards 80% to 90% refundable entry fee models. Additionally, most of our entrance fee contracts come with some level of discounted rates on future healthcare and include rate increase caps equal to the consumer price index plus 2%.

The following table provides information regarding the entrance fees at our life plan communities as of June 30, 2026, unless otherwise noted:
Property	Market (MSA)	# Units	Average Non- Refundable Entrance Fee per Sale for the Twelve Months Ended June 30, 2026	Median Local Home Sale Price(1)	Non-Refundable Portion of Entrance Fee as % of Median Local Home Price
Freedom Village at Bradenton	Sarasota, FL	632	$193,665	$435,000	44.5%
Regency Oaks Clearwater	Tampa, FL	471	204,403	386,200	52.9%
Cypress Village	Jacksonville, FL	542	238,825	376,875	63.4%
Lake Port Square	Orlando, FL	511	206,630	415,000	49.8%
South Port Square	Punta Gorda, FL	634	150,618	340,000	44.3%
Freedom Square	Tampa, FL	593	163,068	386,200	42.2%
Lake Seminole Square	Tampa, FL	337	171,762	386,200	44.5%
Freedom Plaza Sun City Center	Tampa, FL	650	318,612	386,200	82.5%
Freedom Pointe at the Villages	Orlando, FL	412	346,096	415,000	83.4%
Freedom Village at Holland	Grand Rapids, MI	407	220,846	368,000	60.0%
Freedom Village at Brandywine	Philadelphia, PA	436	343,877	385,000	89.3%
Village at Gleannloch Farms	Houston, TX	217	232,818	346,500	67.2%
Galleria Woods	Birmingham, AL	203	208,727	287,500	72.6%
The Quadrangle	Philadelphia, PA	529	322,806	385,000	83.8%
The Fairfax	Washington, DC	493	259,305	657,000	39.5%
Total – Life plan communities		7,067	$231,558	$420,219	55.1%

(1)
Based on MSA. Source: Zillow (May 2026).

Our entrance fee residents typically fund their move using proceeds from the sale of their primary or secondary home. To reduce home-sale friction and accelerate move-ins, we have long offered a home sale entrance fee bridge financing, which allows financially qualified residents to occupy their unit before closing the sale of their home and paying their full entry fee — which shortens the move-in cycle, accelerates the recognition of monthly service fees and ancillary revenues, and provides predictable cash inflows as balances convert to cash upon home sale closings. Residents typically pay a 20% downpayment in cash, which is non-refundable in the event of a default on the entrance fee bridge. Historical defaults on this program are low with no defaults in the past 3 years.
Our Properties
Our portfolio of senior housing communities is strategically located in markets with strong demographic demand and limited new supply. Our portfolio as of June 30, 2026 includes 41 communities across 13 states that are operated by experienced operators and are located in states such as Florida, Texas, Pennsylvania, and Colorado.
The charts and table below reflect the geographic footprint and top markets of our portfolio as of June 30, 2026:

Portfolio Geographic Footprint

Note: Percentages may not total to 100% due to rounding.
(2)
Represents the percentage of Adjusted NOI for the three months ended June 30, 2026, attributable to properties managed by this operator.

(1)
Based on Adjusted NOI for the three months ended June 30, 2026.

Top Markets
Market (MSA)	Unit Count	% of Total Units	‘26E – ‘31E 80+ Population Growth(1)	Median Local Home Sale Prices(1)
Tampa, FL	2,051	18.0%	22.7%	$386,200
Houston, TX	1,782	15.6%	36.3%	$346,500
Orlando, FL	1,277	11.2%	29.4%	$415,000
Philadelphia, PA	965	8.5%	19.4%	$385,000
Punta Gorda, FL	634	5.6%	19.9%	$340,000
Sarasota, FL	632	5.5%	19.4%	$435,000
Denver, CO	592	5.2%	29.0%	$635,000
Washington, DC	572	5.0%	23.9%	$657,000
Jacksonville, FL	542	4.7%	32.9%	$376,875
Grand Rapids, MI	407	3.6%	24.6%	$368,000
Atlanta, GA	354	3.1%	32.5%	$401,000
Seattle, WA	303	2.7%	28.3%	$780,000
Chicago, IL	258	2.3%	20.8%	$385,000
Tucson, AZ	232	2.0%	17.2%	$354,000
Birmingham, AL	203	1.8%	22.8%	$287,500
Dallas, TX	202	1.8%	34.1%	$409,186
Memphis, TN	182	1.6%	25.9%	$269,500
Austin, TX	136	1.2%	40.5%	$485,000
Boulder, CO	96	0.8%	25.4%	$790,000
Total	11,420
Weighted Average(2)			26.7%	$420,219
National Average(3)			20.2%	$385,000

(1)
Source: Claritas (August 2025).

(2)
Weighted average based on units as of June 30, 2026, and accordingly does not include any units from the Subsequent Acquisitions.

(3)
Source: Zillow — Median Home Sale Price (May 2026)

The table below sets forth the list of our individual senior housing assets as of June 30, 2026:
			Units
Property	Market (MSA)	Operator	Independent Living	Assisted Living	Memory Care	Skilled Nursing(1)	Total
Life plan communities portfolio
Freedom Village at Bradenton	Sarasota, FL	LCS	411	92	34	95	632
Regency Oaks Clearwater	Tampa, FL	LCS	385	26	—	60	471
Cypress Village	Jacksonville, FL	LCS	353	56	33	100	542
Lake Port Square	Orlando, FL	LCS	396	35	—	80	511
South Port Square	Punta Gorda, FL	LCS	416	76	48	94	634
Freedom Square	Tampa, FL	LCS	305	148	25	115	593
Lake Seminole Square	Tampa, FL	LCS	299	38	—	—	337
Freedom Plaza Sun City Center	Tampa, FL	LCS	426	83	28	113	650
Freedom Pointe at the Villages	Orlando, FL	LCS	235	65	40	72	412
Freedom Village at Holland	Grand Rapids, MI	LCS	299	50	19	39	407
Freedom Village at Brandywine	Philadelphia, PA	LCS	317	56	14	49	436

			Units
Property	Market (MSA)	Operator	Independent Living	Assisted Living	Memory Care	Skilled Nursing(1)	Total
Village at Gleannloch Farms	Houston, TX	LCS	134	30	18	35	217
Galleria Woods	Birmingham, AL	LCS	149	24	—	30	203
The Quadrangle	Philadelphia, PA	Sunrise Senior Living	339	90	22	78	529
The Fairfax	Washington, DC	Sunrise Senior Living	362	52	23	56	493
Total – Life plan communities portfolio			4,826	921	304	1,016	7,067
Senior Housing portfolio
Ciel of Boulder	Boulder, CO	Ciel Senior Living	96	—	—	—	96
Ciel of Lakewood	Denver, CO	Ciel Senior Living	114	—	—	45	159
Ciel of Lowry	Denver, CO	Ciel Senior Living	—	140	15	—	155
Ciel of Applewood	Denver, CO	Ciel Senior Living	153	—	—	—	153
Ciel of Arvada	Denver, CO	Ciel Senior Living	125	—	—	—	125
Ciel of Vernon Hills	Chicago, IL	Ciel Senior Living	174	47	37	—	258
Ciel of Olney	Washington, DC	Ciel Senior Living	—	49	30	—	79
Ciel of Germantown	Memphis, TN	Ciel Senior Living	131	32	19	—	182
Pegasus Landing of North Richland Hills	Dallas, TX	Pegasus Senior Living	21	85	—	—	106
Pegasus Landing of Arlington	Dallas, TX	Pegasus Senior Living	—	79	17	—	96
Pegasus Landing of Round Rock	Austin, TX	Pegasus Senior Living	—	57	11	—	68
Pegasus Landing of San Marcos	Austin, TX	Pegasus Senior Living	—	57	11	—	68
Pegasus Preserve of Memorial City	Houston, TX	Pegasus Senior Living	511	—	—	—	511
Pegasus Preserve of West University	Houston, TX	Pegasus Senior Living	326	—	—	—	326
Pegasus Preserve of First Colony	Houston, TX	Pegasus Senior Living	264	—	—	—	264
Pegasus Preserve of Clear Lake	Houston, TX	Pegasus Senior Living	260	—	—	—	260
Pegasus Preserve of Vintage Park	Houston, TX	Pegasus Senior Living	117	—	—	—	117
Pegasus Landing of Vintage Park	Houston, TX	Pegasus Senior Living	—	61	26	—	87
Hearthstone at Leesburg	Orlando, FL	Ciel Senior Living	—	94	36	—	130
Hearthstone at Wildwood	Orlando, FL	Ciel Senior Living	—	94	36	—	130
Hearthstone at Nona Lakes	Orlando, FL	Ciel Senior Living	—	63	31	—	94
Sterling Estates West Cobb	Atlanta, GA	LCS	111	90	43	—	244
Sterling Estates East Cobb	Atlanta, GA	LCS	20	90	—	—	110
Woodland Terrace	Seattle, WA	Leisure Care	121	—	—	—	121
Fairwinds – Brighton Court	Seattle, WA	Leisure Care	182	—	—	—	182
Broadway Proper	Tucson, AZ	Stellar Senior Living	232	—	—	—	232
Total – Senior housing portfolio			2,958	1,038	312	45	4,353
Total portfolio (units)			7,784	1,959	616	1,061	11,420

(1)
Represents bed capacity.

The following table provides information on our occupancy, RevPOR and revenue per available unit for our total portfolio for each of the last five years.
	2025	2024	2023	2022	2021
Occupancy	85.6%	84.3%	82.9%	80.5%	78.2%
RevPOR per month(1)	$7,625	$7,305	$6,906	$6,559	$6,283
Revenue per available unit(2)	$6,524	$6,156	$5,710	$5,219	$4,880

(1)
Represents annual RevPOR divided by a factor of twelve.

(2)
Represents total revenues plus our share of joint venture revenues divided by total available units.

Our properties are subject to risks that may adversely affect individual property performance or the performance of a group of properties, including macroeconomic, weather-related, and market-specific factors that are outside of our control. These risks may reduce occupancy, limit our ability to grow rates, increase operating expenses, and adversely impact NOI, cash flows and property values.
For example, during and following the COVID-19 pandemic, certain markets experienced reduced move-ins, elevated move-outs and increased costs associated with labor and operating protocols, which in some cases resulted in lower occupancy and NOI relative to pre-pandemic levels and slower-than-expected recovery. In addition, certain markets have experienced sustained labor tightness and wage inflation, which can increase operating expenses (including wages, benefits and contract labor), pressure operating margins, and require incremental spending to recruit and retain staff. There can be no assurance that labor conditions in any given market will improve within anticipated timeframes, or at all.
Further, our properties may experience physical damage, business interruption, or higher insurance and repair costs resulting from natural disasters and severe weather events (such as hurricanes, flooding, and winter storms), which may cause temporary closures, loss of revenue, displacement of residents, and unanticipated capital expenditures. Even where insured, we may be subject to deductibles, coverage limitations, disputes with insurers, delayed recoveries, increased premiums, reduced availability of coverage, and uninsured losses.
Because these risks may disproportionately affect specific properties or geographic clusters, adverse developments in a particular market or region may have a material adverse effect on our results of operations, cash flows and financial condition.
Operator Transition Case Study
We have, from time to time, contracted with operators that have not met our expectations of operational performance. In such instances, we have typically transitioned management of such properties to new operators. Poor operator performance may be evidenced by, among other things, lower-than-expected occupancy, failure to achieve budgeted NOI, and/or a lack of timely operational responsiveness, which can adversely impact our results of operations, cash flows, and the value of the affected properties.
For example, a 19-asset, approximately 3,354-unit rental senior housing portfolio that has historically been concentrated in Denver and Houston and has been managed by a large national operator for more than a decade experienced a material decline in performance during and after COVID, which we believe was exacerbated by operator-specific execution challenges. Prior to COVID, the portfolio operated at approximately 89% occupancy and generated approximately $50 million of Adjusted NOI. Following COVID and the operator’s underperformance, the portfolio’s occupancy and NOI remained below pre- COVID levels, including approximately 81.5% occupancy and approximately $43.1 million of Adjusted NOI for the year ended December 31, 2025. During the post-COVID recovery period, this portfolio also underperformed sector benchmarks and the operator’s own budgets, which we believe was driven in part by leadership turnover and the operator’s enterprise system transitions that hindered execution. In response, in January 2026, soon after we completed the JV Buyout we exercised our contractual rights and commenced a transition of the management of certain of these properties to replacement operators with stronger expected operating capabilities and reporting infrastructure. We completed these operator transitions in April 2026.
We have a strong record with managing operator transitions to improve the performance of our portfolio. For example, in January 2020, Healthpeak acquired Brookdale Senior Living’s 51% interest in 13 entrance fee life plan communities for $541 million. Concurrent with the acquisition, Healthpeak transitioned operations from Brookdale Senior Living to LCS and entered into a new management agreement with LCS linking the management fee to performance. This strategic repositioning delivered sustained Adjusted NOI growth, non-refundable entrance fee sales growth and portfolio resilience, supported by resident-focused operations and improved operational visibility. Adjusted NOI from such communities grew from approximately $84 million for the year ended December 31, 2020 to $130 million for the year ended December 31, 2025, and non-refundable entrance fee sales grew from $51 million for the year ended December 31, 2020 to $124 million for the year ended December 31, 2025.
RIDEA Structure
Substantially all of our properties are owned and operated under RIDEA structures, which is permitted by the HERA, and includes most of the provisions previously proposed in RIDEA. Services provided by our operators under a RIDEA structure are primarily paid for directly by the residents, rather than governmental reimbursement programs, which provides us with greater visibility into operating cash flow from our communities. Where we engage a third-party manager, whether by choice or as required by the REIT tax rules, we rely on that manager’s personnel, expertise, systems and judgment to operate the community.
A RIDEA structure allows us, through a TRS, to receive cash flow from the operations of a healthcare facility in compliance with REIT tax requirements. The criteria for operating a healthcare facility through a RIDEA structure require us to lease the facility to an affiliate TRS and for such affiliate TRS to engage an independent qualifying management company or third-party operator (also known as an eligible independent contractor) to manage and operate the day-to-day business of the facility in exchange for a management fee. As a result, under a RIDEA structure, we are required to rely on a third-party operator to hire and train all facility employees, enter into third-party contracts for the benefit of the facility, including resident/patient agreements, comply with laws, including healthcare laws, and provide resident care. We are substantially limited in our ability to control or influence day-to-day operations under a RIDEA structure, and thus rely on the operator to manage and operate the business.
Through our TRS entities, we bear all operational risks and liabilities associated with the operation of these properties, with limited exceptions, such as an operator’s gross negligence or willful misconduct. These operational risks and liabilities include those relating to any employment matters of our operators, compliance with healthcare and other laws, liabilities relating to personal injury-tort matters, resident-patient quality of care claims, and any governmental reimbursement matters, even though we have limited ability to control or influence our operators’ management of these risks.
Our management agreements with our operators generally have remaining terms of less than five years, with mutual renewal options for subsequent terms of up to five years. There are base management fees and incentive management fees payable to our operators if operating results of the RIDEA properties exceed pre-established thresholds. Conversely, there are also provisions in the management agreements that reduce management fees payable to our operators if operating results do not meet certain pre-established thresholds.
As third-party operators manage our RIDEA properties in exchange for the receipt of a management fee, we are not directly exposed to the credit risk of these operators in the same manner or to the same extent as a triple-net tenant.
Regulation
Overview
Our healthcare facility operators (which, for this purpose, include our TRS entities in RIDEA structures) are subject to extensive and complex federal, state, and local healthcare laws and regulations relating to quality of care, licensure and certificate of need, resident rights (including abuse and neglect), consumer protection, government reimbursement, fraud and abuse practices, and similar laws governing the operation of healthcare facilities. We expect the healthcare industry, in general, will continue to face increased regulation and pressure in the areas of fraud, waste and abuse, cost control, healthcare management, government reimbursement, and provision of services, among others. Federal, state, and local officials are increasingly focusing their efforts on enforcement of these laws and regulations. In addition, our operators are subject to a variety of laws, regulations, and executive orders, including those relating to operators’ response to infectious diseases, which can vary based on the provider type and jurisdiction, complicating compliance efforts. These regulations are wide ranging and can subject our operators to civil, criminal, and administrative sanctions, including enhanced or additional penalties, sanctions, and other adverse actions that may arise under new regulations adopted in response to any future epidemics or pandemics. Affected operators may find it increasingly difficult to comply with this complex and evolving regulatory environment because of a relative lack of guidance in many areas as certain of our healthcare properties are subject to oversight from several government agencies, and the laws may vary from one jurisdiction to another. Changes in laws, regulations, reimbursement enforcement activity, and regulatory non-compliance by our operators can all have a significant effect on their operations and financial condition, which in turn may adversely impact us.
The following is a discussion of certain laws and regulations generally applicable to our operators, and in certain cases, to us.
Fraud and Abuse Enforcement
There are various extremely complex U.S. federal and state laws and regulations governing healthcare providers’ referrals, relationships and arrangements and prohibiting certain fraudulent and abusive practices. These laws include: (i) the U.S. federal False Claims Act and similar state laws, which, among other things, prohibit providers, among others, from filing false claims or making false statements to receive payment from the government, including Medicare, Medicaid, or other U.S. federal or state healthcare programs; (ii) the U.S. federal Anti-Kickback Statute, a criminal law which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce referrals or recommendations of healthcare items or services for which payment may be made under a federal healthcare program such as Medicare and Medicaid, as well as similar state anti-kickback and fee-splitting statutes (iii) the U.S. federal Physician Self-Referral Prohibition, (commonly referred to as the “Stark Law”), which, subject to certain exceptions, generally prohibits referrals of specifically designated health services for which payment may be made under Medicare by physicians to entities with which the physician or an immediate family member has a financial relationship, as well as similar state laws; (iv) the federal Civil Monetary Penalties Law, which prohibits, among other things, the knowing presentation of a false or fraudulent claim for certain healthcare services and which authorizes the U.S. Department of Health and Human Services to impose monetary penalties for certain fraudulent acts; and (v) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, as amended (“HIPAA”), which includes provisions that make it a federal crime to defraud any health benefit plan, including private payors.
Violations of U.S. healthcare fraud and abuse laws carry civil, criminal, and administrative sanctions, including punitive sanctions, monetary penalties, imprisonment, denial of Medicare and Medicaid reimbursement, payment suspensions, and potential exclusion from Medicare, Medicaid, or other federal or state healthcare programs. Certain laws, such as the False Claims Act, allow for private litigants to bring “whistleblower” actions on behalf of the government and entitle such whistleblowers to a portion of any funds ultimately recovered (typically between 15 – 30%). Additionally, violations of the federal False Claims Act are subject to significant per-claim penalties and can result in treble damages.
Our operators that participate in government reimbursement programs are subject to these laws and may become the subject of governmental enforcement actions or whistleblower actions if they fail to comply with applicable laws. Additionally, the licensed operators of our U.S. long-term care facilities that participate in government reimbursement programs are required to have compliance and ethics programs that meet the requirements of federal laws and regulations relating to the Social Security Act. Because we own and operate our properties through RIDEA or similar structures, we are dependent on our operators to fulfill our compliance obligations, and we have developed a program to periodically monitor compliance with such obligations. Investigation by a federal or state governmental body for violation of fraud and abuse laws or imposition of any of these penalties upon one of our operators could jeopardize that operator’s business, reputation, and ability to operate.
Laws and Regulations Governing Privacy and Security
There are various U.S. federal and state privacy laws and regulations, including the privacy and security rules contained in HIPAA that provide for the privacy and security of personal health information. Violations of HIPAA are punishable by civil monetary penalties and, in some cases, criminal penalties and imprisonment. Pursuant to HIPAA, the U.S. Department of Health and Human Services (“HHS”) has adopted privacy regulations, known as the privacy rule, to govern the use and disclosure of protected health information (“PHI”). HHS has also adopted data security regulations that require covered entities and business associates to implement administrative, physical and technical safeguards to protect the integrity, confidentiality and availability of PHI that is electronically created, received, maintained or transmitted (such as between us and our affiliated practices). HIPAA also imposes data breach response and notification obligations.
Numerous state laws are also designed to address privacy and information security issues, including but not limited to state medical privacy laws, state laws protecting personal information, state data breach notification laws, state genetic privacy laws, human subjects research laws, new laws governing AI and automated decision-making, and federal and state consumer protection laws. For example, the California Consumer Privacy Act (the “CCPA”), which took effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain activities with respect to their personal information and receive detailed information about how their personal information is used and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches. Regulation of privacy, data protection and data security continues to become more stringent in the United States, with several new laws following the CCPA and being enacted at the state level, including several comprehensive privacy laws. While these new laws and proposals generally include exemptions for HIPAA-covered data, they add layers of complexity to compliance in the U.S. market, and could increase our compliance costs and adversely affect our business.
The U.S. Federal Trade Commission (the “FTC”) has authority under Section 5 of the Federal Trade Commission Act to regulate unfair or deceptive practices, and has used this authority to initiate enforcement actions against companies that implement inadequate controls around privacy and information security in violation of their externally facing policies. The FTC, as well as state attorneys general, have taken enforcement action against companies that do not abide by their representations to consumers regarding electronic security and privacy, including with respect to health information.
To the extent we or our affiliated operating entities process personal information, or are a covered entity or business associate under HIPAA, compliance with privacy and information security laws and regulations require us to, among other things, conduct a risk analysis, implement a risk management plan, implement policies and procedures, conduct employee training and have programs that support incident response and breach notification provisions under applicable laws. In most cases, we are dependent on our management companies to fulfill our compliance obligations, and we have developed a program to periodically monitor compliance with such obligations. Because of the far-reaching nature of these laws, there can be no assurance we would not be required to alter one or more of our systems and data security procedures to be in compliance with these laws. Our failure to protect health and other personal information could subject us to civil or criminal liability and adverse publicity, and could harm our business and impair our ability to attract new residents. We may be required to notify individuals, as well as government agencies and the media, if we experience a data breach.
Further, as reliance on technology has increased, so have the risks posed to those systems. Parties that provide us with services essential to our operations must continuously monitor and develop their networks and information technology to prevent, detect, address, and mitigate the risk of unauthorized access, misuse, computer viruses, and social engineering, such as phishing. Our management companies are continuously working, including with the aid of third-party service providers, to install new, and to upgrade existing, network and information technology systems, to create processes for risk assessment, testing, prioritization, remediation, risk acceptance, and reporting, and to provide awareness training around phishing, malware, and other cyber risks to ensure that our systems as well as our partners that provide us with services essential to our operations are protected against cyber risks and security breaches. However, these upgrades, processes, new technology, and training may not be sufficient to protect us from all risks. Even the most well protected information, networks, systems, and facilities remain potentially vulnerable because the techniques and technologies used in attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases, attempted attacks and intrusions are designed not to be detected and, in fact, may not be detected.
Reimbursement
Sources of revenue for some of our operators include, among others, governmental healthcare programs, such as the federal Medicare programs and state Medicaid programs, and non-governmental third-party payors, such as insurance carriers and health maintenance organizations. Our operators who participate in governmental healthcare programs are subject to government reviews, audits, and investigations to verify compliance with these programs and applicable laws and regulations. As federal and state governments focus on healthcare reform initiatives, and as the federal government and many states face significant current and future budget deficits, ongoing efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our operators. Governmental healthcare programs are highly regulated and are subject to frequent and substantial legislative, regulatory, and interpretive changes, which could adversely affect reimbursement rates and the method and timing of payment under these programs. For example, the One Big Beautiful Bill Act includes several provisions expected to significantly reduce federal Medicaid spending over the next several years. Additionally, in November 2025, the Centers for Medicare and Medicaid Services (“CMS”) announced several changes to existing Medicare payment policies, including revisions intended to reduce reimbursement for certain products and services furnished in the outpatient setting beginning in 2026. Moreover, new and evolving payor and provider programs in the United States, including Medicare Advantage, Dual Eligible, Accountable Care Organizations, Post-Acute Care Payment Models, SNF Value-Based Purchasing Programs, and Bundled Payments, could adversely impact our operators’ liquidity, financial condition, or results of operations.
In addition, as of January 16, 2024, Medicare and Medicaid nursing facilities are required to disclose certain data about the facility’s ownership, management, and the owners of real property lessors upon initial enrollment and revalidation. The nursing facilities are also required to timely report any changes, including in connection with any change of ownership. CMS defines the new disclosable parties to include members of the facility’s governing body, persons, or entities who are an officer, director, member, partner, trustee, or managing employee of the facility, persons, or entities that exercise operational, financial, or managerial control, lease or sublease real property to the facility, own a direct or indirect interest of five percent or greater of the real property, or provide management or administrative services to the facility. Additionally, facilities are required to disclose whether any entity on the enrollment form is a private equity company or REIT. CMS makes this information publicly available. This new disclosure requirement involves reporting extensive information and may complicate our healthcare facility operators’ efforts to comply with Medicare and Medicaid requirements. Failure to comply with the new disclosure requirements could negatively affect our healthcare facility operators’ participation in Medicare and state Medicaid programs.
Healthcare Licensure and Certificate of Need
Certain senior housing communities in our portfolio are subject to extensive national, federal, state, and local licensure, certification, and inspection laws and regulations. A senior housing community’s failure to comply with these laws and regulations could result in a revocation, suspension, restriction, or non-renewal of the community’s licenses, which could adversely affect the community’s operations and ability to bill for items and services provided at the community. In addition, our entities are required to obtain various licenses and permits which are required to handle controlled substances (including narcotics), operate pharmacies, and operate equipment at our properties. The failure of our operators to maintain or renew any required license or regulatory approval on our behalf, as well as the failure of our operators to correct serious deficiencies identified in a compliance survey, could require those operators to discontinue operations at a property and could result in suspension of new admissions or loss of licensure.
Additionally, many states in the U.S. require certain healthcare providers to obtain a certificate of need (“CON”), which requires prior approval for the construction, expansion, or closure of certain healthcare facilities, including senior housing communities, significant investments in major capital equipment, or adding or terminating certain types of services. The approval process related to state CON laws may impact the ability of some of our operators to expand or change their businesses. For example, CON laws may constrain the ability of an operator to transfer responsibility for operating a particular senior housing community to a new operator.
In addition, state CON laws often materially impact the ability of competitors to enter into the marketplace of our communities. Accordingly, the repeal of CON laws could also negatively impact our operators by allowing competitors to freely operate in previously closed markets.

Entrance Fee Communities
Our life plan communities are operated as entrance fee communities. Generally, an entrance fee is an upfront fee or consideration paid by a resident, a portion of which may be refundable, in exchange for some form of long-term benefit, typically consisting of a right to receive certain personal or health care services. In certain states (including the ones in which we operate) entrance fee communities are subject to significant state regulatory oversight, including, for example, oversight of each community’s financial condition, establishment and monitoring of reserve requirements and other financial restrictions, the right of residents to cancel their contracts within a specified period of time, the right of residents to receive a refund of their entrance fees, lien rights in favor of the residents, restrictions on change of ownership, and similar matters.
Americans with Disabilities Act (“ADA”)
Our properties must comply with the ADA and any similar state or local laws to the extent that such properties are “public accommodations” as defined in those statutes. The ADA may require removal of barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. To date, we have not received any notices of noncompliance with the ADA that have caused us to incur substantial capital expenditures to address ADA concerns. Should barriers to access by persons with disabilities be discovered at any of our properties, we may be directly or indirectly responsible for additional costs that may be required to make facilities ADA-compliant. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations pursuant to the ADA is an ongoing one, and we continue to assess our properties and make modifications as appropriate in this respect.
Insurance
We obtain various types of insurance to mitigate the impact of property, business interruption, liability, flood, windstorm, fire, environmental, and terrorism-related losses. We attempt to obtain appropriate policy terms, conditions, limits, and deductibles considering the relative risk of loss, the cost of such coverage, and current industry practice. There are, however, certain types of extraordinary losses, such as those due to acts of war or other events, that may be either uninsurable or not economically insurable. In addition, we have a large number of properties that are exposed to hurricanes, windstorms, and flooding, which carry higher deductibles.
We maintain property insurance for all of our properties. We maintain separate general and professional liability insurance for our senior housing communities. Additionally, our corporate general liability insurance program also extends coverage for all of our properties beyond the aforementioned. We periodically review whether we or our operators will bear responsibility for maintaining the required insurance coverage for the applicable senior housing communities, but the costs of such insurance are facility expenses paid from the revenues of those properties, regardless of who maintains the insurance.
We also maintain directors and officers liability insurance, which provides protection for claims against our directors and officers arising from their responsibilities as directors and officers. Such insurance also extends to us in certain situations.
Environmental Matters
A wide variety of federal, state, and local environmental and occupational health and safety laws and regulations affect operations of senior housing communities. These complex federal and state statutes, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state, and local environmental laws, ordinances, and regulations, an owner of real property may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines, personal or property damages, and any related liability therefore could exceed or impair the value of the property and/or the assets. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the value of such property and the owner’s ability to sell or rent such property or to borrow using such property as collateral, which, in turn, could reduce our earnings.
Competition
Investing in real estate serving the senior housing sector is highly competitive. We face competition from other REITs, investment companies, pension funds, private equity investors, sovereign funds, healthcare operators, lenders, developers, and other institutional investors, some of whom may have greater flexibility (e.g., non-REIT competitors), greater resources, and lower costs of capital than we do. Increased competition and resulting capitalization rate compression, as well as the impacts of inflation and higher interest rates, make it more challenging for us to identify and successfully capitalize on opportunities that meet our objectives. Our ability to compete may also be impacted by global, national, and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation, and population trends.
Income from our investments depends on our operators’ ability to compete with other companies on multiple levels, including: (i) the quality of care provided, (ii) reputation, (iii) price, (iv) the range of services offered, (v) the physical appearance of a property, (vi) alternatives for healthcare delivery, (vii) the supply of competing properties, (viii) physicians, (ix) staff, (x) referral sources, (xi) location, (xii) the size and demographics of the population in surrounding areas, and (xiii) the financial condition of our residents and operators.
Employees
We are externally managed by our Manager, an indirect subsidiary of Healthpeak, pursuant to the Management Agreement between our Manager and us. We and our Manager do not have any employees. All of our officers are employees of Healthpeak or its affiliates. See “Our Manager and the Management Agreement — Management Agreement.”
Legal Proceedings
From time to time, we and our Manager are or may become party to legal proceedings, lawsuits and other claims that arise in the ordinary course of our respective businesses. Neither we nor our Manager is aware of any legal proceedings or claims that we or our Manager believe may have, individually or taken together, a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

OUR MANAGER AND THE MANAGEMENT AGREEMENT
We are externally managed by our Manager. Our Manager is at all times subject to supervision, direction and management through our Board. Pursuant to the terms of the Management Agreement, our Manager is responsible for administering (or engaging and overseeing external vendors that administer) our business activities and day-to-day operations and provides us with our management team and other necessary professionals and support personnel. Our Manager has access to Healthpeak’s broader infrastructure. All of our officers are employees of Healthpeak or its affiliates. The executive offices of our Manager are located at c/o Healthpeak Properties, Inc., 4600 South Syracuse Street, Suite 500, Denver, Colorado 80237, and the telephone number of our Manager’s executive offices is (720) 428-5050.
Executive Officers and Key Personnel
The following table sets forth certain information with respect to our executive officers and key personnel of Healthpeak.
Name	Age	Position
Scott M. Brinker	49	President, Chief Executive Officer and Director
Kelvin O. Moses	38	Chief Financial Officer
Adam G. Mabry	42	Chief Investment Officer
Tracy A. Porter	48	Executive Vice President and General Counsel
Ankit B. Patadia	48	Executive Vice President – Finance and Treasurer
Shawn G. Johnston	47	Executive Vice President and Chief Accounting Officer
Jeffrey H. Miller	66	Chief Operating Officer of Janus Living
Biographical Information
Set forth below is biographical information for the executive officers and key personnel of our Manager.
Scott M. Brinker.   Mr. Brinker has been our President and Chief Executive Officer since March 2026, a member of our Board since January 2026 and Healthpeak’s President and Chief Executive Officer since October 2022. He previously served as Healthpeak’s President and Chief Investment Officer from January 2020 until October 2022 and Executive Vice President and Chief Investment Officer from March 2018 until December 2019. Prior to joining Healthpeak, Mr. Brinker was at Welltower Inc. (NYSE: WELL), a healthcare REIT, from 2001 to 2017, most recently as its Executive Vice President and Chief Investment Officer. He is also an Executive Board Member of Nareit.
We believe that Mr. Brinker is qualified to serve as a member of our Board because of his extensive investment experience in the senior housing real estate sector at Healthpeak and Welltower, as well as his public company board and executive experience in leading a publicly traded REIT. Notably, while at Welltower, Mr. Brinker was instrumental in increasing the size and diversifying the asset mix of that company. During his tenure, from the first quarter of 2010 to the first quarter of 2017, Welltower’s market capitalization increased from $5.5 billion to $24.3 billion and annualized net operating income increased from $572 million (72% of which was from senior housing and care assets and the remainder of which was from medical facilities) to approximately $2.0 billion (42% of which was from senior housing operating properties, 28% of which was from senior housing triple net properties, 17% of which was from medical facilities and the remainder of which was from long-term and post-acute properties). He also helped lead the Welltower team that grew Welltower’s senior housing operating property portfolio to 487 senior housing operating properties, comprising 56,253 units, prior to his departure.
Kelvin O. Moses.   Mr. Moses has been our Chief Financial Officer since March 2026 and Healthpeak’s Chief Financial Officer since April 2025. He previously served as Healthpeak’s Executive Vice President —  Investments and Portfolio Management from March 2025 to April 2025, Senior Vice President —  Investments and Portfolio Management from January 2022 to March 2025, Vice President — Investments from January 2019 to January 2022, and Director — Life Science Estates from April 2018 to January 2019. Prior to joining Healthpeak, Mr. Moses was in the global healthcare and real estate investment banking groups of Barclays PLC, a financial services firm listed on the London Stock Exchange.

Adam G. Mabry.   Mr. Mabry has been our Chief Investment Officer since March 2026 and Healthpeak’s Chief Investment Officer since October 2022. He previously served as Senior Vice President — Investments from February 2018 to October 2022 and Vice President — Corporate Transactions from June 2017 to January 2018. Prior to joining Healthpeak, Mr. Mabry was a Vice President at The Wolff Company, a fully-integrated real estate private equity firm, where he focused on executing structured transactions across the multifamily, senior housing, and affordable housing sectors. Prior to that, he was a Vice President at Barclays in the real estate investment banking group. Mr. Mabry is a Chartered Financial Analyst® charterholder.
Tracy A. Porter.   Ms. Porter has been our Executive Vice President and General Counsel since March 2026 and Healthpeak’s Executive Vice President and General Counsel since March 2025. She previously served as Senior Vice President — Deputy General Counsel from January 2023 to March 2025, Senior Vice President — Associate General Counsel from January 2021 to September 2022, Senior Vice President —  Legal, Real Estate Transactions from January 2019 to December 2020, and Vice President —  Legal from August 2013 to January 2019. She also served as General Counsel of McCourt Partners Real Estate, a real estate development, investment, and management firm, from October 2022 to January 2023. Prior to joining Healthpeak, Ms. Porter was a member of the Real Estate practice group at Latham & Watkins LLP, where she represented public and private clients in a broad range of real estate and related corporate matters.
Ankit B. Patadia.   Mr. Patadia has been our Executive Vice President — Finance and Treasurer since March 2026 and Healthpeak’s Executive Vice President and Treasurer — Corporate Finance since February 2023. He joined Healthpeak in 2010 and has served in a variety of roles, including as Senior Vice President and Treasurer — Corporate Finance from February 2019 to January 2023, Vice President and Treasurer from 2018 to 2019, Assistant Treasurer and Vice President — Financial Planning and Analysis from 2017 to 2018, and Assistant Treasurer and Vice President — Capital Markets/ Treasury from 2016 to 2017. Prior to joining Healthpeak, Mr. Patadia served as Senior Consultant at Deloitte Consulting from 2004 to 2008.
Shawn G. Johnston.   Mr. Johnston has been our Executive Vice President and Chief Accounting Officer since March 2026 and Healthpeak’s Executive Vice President and Chief Accounting Officer since February 2019. He previously served as Healthpeak’s Senior Vice President and Chief Accounting Officer from August 2017 until January 2019. Prior to joining Healthpeak, Mr. Johnston served as Vice President — Chief Accounting Officer of UDR, Inc. (NYSE: UDR), a multifamily real estate investment trust, from March 2016 to August 2017, and Vice President — Controller from September 2013 until March 2016. He also served as Interim Principal Financial Officer of UDR from June 2016 through December 2016. From August 2010 to August 2013, Mr. Johnston served as Chief Accounting Officer at American Residential Communities LLC, a residential real estate company. Prior to that, he served in the Ernst & Young LLP Audit Department, specializing in real estate, from October 2002 to August 2010.
Jeffrey H. Miller.   Mr. Miller has been the Chief Operating Officer of Janus Living since February 2026. He previously served as Healthpeak’s General Counsel from November 2022 to March 2025, Executive Vice President — Development from April 2021 to October 2022, Executive Vice President — Senior Housing from January 2020 to March 2021, and Senior Vice President — Senior Housing Asset Management from November 2018 to December 2019. Prior to joining Healthpeak, Mr. Miller served as Chief Operating Officer at Welltower, Inc. (NYSE: WELL), a healthcare REIT, from July 2014 to January 2017, and General Counsel from July 2004 to July 2014. He was a partner at the law firm Shumaker, Loop & Kendrick, LLP from 1996 to 2004, where he represented a broad range of clients in corporate and real estate matters.
Management Agreement
We have entered into the Management Agreement with our Manager pursuant to which our Manager performs certain services for us and is responsible for our day-to-day operations in conformity with our investment guidelines that are approved and monitored by our Board. The Management Agreement reflects the terms outlined in this prospectus. Our Manager is subject to the supervision, direction and management of our Board. Although the Management Agreement does not obligate our Manager or the personnel provided by our Manager to work exclusively for us, certain employees of our Manager are primarily dedicated to us and our Manager does not manage or advise any other entities and is not currently actively seeking new advisory clients.

Management Services
The Management Agreement provides that our Manager is responsible for our day-to-day operations and provides services as may be appropriate, which may include, without limitation, the following:
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originate, evaluate, negotiate, structure, close, monitor, refinance and dispose of our investments;

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arrange and manage equity and debt financings and hedging activities;

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provide portfolio, asset, property and risk management services;

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furnish executive, administrative, accounting, internal audit, information-technology and other support services reasonably required for our and our subsidiaries’ operation;

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advise and assist us with respect to the our public relations, preparation of marketing materials, internet website and investor relations services;

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engage, supervise, and monitor third-party service providers, including affiliates, in accordance with any limitations set forth in the Management Agreement;

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to the extent not covered above, advise and assist us in the review and negotiation of our contracts and agreements, and coordinate and supervise all third-party legal services and claims by or against us;

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assist us in retaining advisors to advise us regarding the maintenance of our qualification as a REIT and monitor our compliance with the various REIT qualification tests and other rules set out in the Code and Treasury Regulations thereunder;

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advise us regarding the maintenance of our exemptions from the status of an investment company required to register under the 1940 Act, and monitor compliance with the requirements for maintaining such exemptions and using commercially reasonable efforts to cause us to maintain such exemptions from such status;

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assist us in qualifying to do business in all applicable jurisdictions in which we or our subsidiaries do business, and ensure that we and our subsidiaries obtain and maintain all applicable licenses;

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assist us in complying with all regulatory requirements applicable to us with respect to our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act, the Securities Act or the NYSE (or such other securities exchange on which our Class A-1 common stock may be listed);

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use commercially reasonable efforts to cause us and our subsidiaries to comply with all applicable laws;

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provide office space, equipment and experienced and qualified personnel necessary for the performance of the foregoing services; and

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perform any other services reasonably requested by our Board that are consistent with the responsibilities outlined in the foregoing and our Manager’s expertise.

In addition, our Manager may enter into agreements with other parties, including affiliates, for the provision of services on our behalf, provided that such agreements comply with our related party transaction policy and any modification or waiver of our related party transaction policy will require approval of a majority of our independent directors who are not affiliated with Healthpeak.
Our Manager will prepare and deliver to our Board such periodic reports regarding performance of our investments, financial results and compliance as our Board may reasonably request.
Actions Requiring Board Approval
The Management Agreement provides that certain actions will require approval by our Board, a committee comprised of independent directors who are not affiliated with Healthpeak, or a majority of the independent directors of our Board who are not affiliated with Healthpeak, including the investment guidelines, any modification or waiver of related party requirements, reimbursements, and resolution of conflicts between us and our Manager.

Liability and Indemnification
The Management Agreement provides that our Manager does not assume any responsibility other than to render the services called for thereunder in good faith and is not responsible for any action of our Board in following or declining to follow its advice or recommendations. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us. However, to the extent that officers of our Manager also serve as our officers or officers of any of our subsidiaries, such officers will owe us or the subsidiary, as applicable, duties under Maryland law in their capacity as officers of us or the subsidiary, which may include the duty to exercise reasonable care in the performance of such officers’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure.
Under the terms of the Management Agreement, our Manager, its affiliates and their respective officers, directors, members, managers and employees will not be liable to us, any of our subsidiaries, our Board, our stockholders or any subsidiary’s stockholders, partners or members for acts or omissions (including, without limitation, errors that may result from ordinary negligence, such as errors in the investment decision process) performed in accordance with and pursuant to the Management Agreement, except where such liability arises as a result of acts constituting bad faith, fraud, willful misconduct, gross negligence or reckless disregard of their duties under the Management Agreement. We have agreed to indemnify and hold harmless our Manager, its affiliates and each of their respective officers, directors, members, managers and employees from and against any claims or liabilities arising out of the Management Agreement, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with its business and operations or any action taken or omitted on its behalf pursuant to authority granted by the Management Agreement, except where attributable to bad faith, fraud, willful misconduct, gross negligence or reckless disregard of their duties under the Management Agreement. We will advance reasonable expenses incurred by a Manager indemnified party provided that such party agrees to repay such amounts if it is ultimately determined that such party is not entitled to indemnification.
The Management Agreement provides that our Manager will indemnify and hold harmless us, our subsidiaries and each of our respective officers, directors, and employees (if any) against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with acts of our Manager found by a court of competent jurisdiction to constitute bad faith, fraud, willful misconduct, gross negligence or reckless disregard of its duties under the Management Agreement, or any claims by our Manager’s employees relating to the terms and conditions of their employment by our Manager. However, our Manager’s affiliates or its or their respective shareholders, partners, members, managers, officers, directors, employees, agents or representatives will have no personal liability for any of the foregoing acts. The aggregate liability of our Manager in respect of any indemnification obligations arising out of the Management Agreement will be limited to no more than the amount of the management fee for the 12 months prior to the date of such determination of liability or claim. Our Manager will not be liable for errors that may result from ordinary negligence, such as errors in the investment decision making process. In addition, as required by the Management Agreement, our Manager will carry customary errors and omissions and other insurance coverage of the type and in amounts generally carried by managers of comparable assets.
The Management Agreement provides that any person entitled to indemnification under the Management Agreement must first seek recovery under any available insurance before claiming indemnification from us, and any insurance proceeds that are received will reduce our indemnity obligations.
Management Team
Pursuant to the terms of the Management Agreement, our Manager provides us with a management team, including senior executive officers, along with appropriate support personnel, who are required to devote such portion of their time to our affairs as our Manager determines is necessary and appropriate. Our Manager’s personnel do not receive compensation from us for their services to us in any capacity, except pursuant to any equity plan adopted by us. Certain employees of our Manager are primarily dedicated to us, and our Manager shall make available other professionals of its organization as reasonably necessary for the day-to-day operations. We have no employees.

Our Manager is required to use commercially reasonable efforts to refrain from actions (i) inconsistent with any approved investment guidelines, (ii) that would reasonably be expected to jeopardize our qualification as a REIT or our status under the 1940 Act, or (iii) that would cause a material violation of applicable law or our governance documents.
Term and Termination
The Management Agreement provides that it may be amended or modified by agreement between us and our Manager. The Management Agreement has an initial term expiring March 23, 2029 and will be renewed for additional one-year terms thereafter unless terminated pursuant to the terms of the Management Agreement.
The Management Agreement provides that we may terminate the Management Agreement at any time, including during the initial term, without the payment of any termination fee, upon the occurrence of any of the following:
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our Manager is convicted of a felony (including a plea of nolo contendere);

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subject to certain exceptions, if our Manager commits an act of fraud against us, converts our funds or acts in a manner constituting bad faith or willful misconduct in the performance of its material duties under the Management Agreement (including a failure to act);

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the occurrence of certain events with respect to the bankruptcy or insolvency;

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if we fail to qualify for taxation as a REIT under the Code primarily as a result of the gross negligence or willful misconduct of our Manager or its affiliates (in each case, excluding due to any action undertaken (or any inaction) at the direction of our Board) and our Manager or its affiliates do not use good faith efforts to take steps to remedy such intentional action(s) within a reasonable period of time after we provide written notice thereof specifying such intentional action(s) and requesting that the same be remedied;

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subject to certain exceptions, if our Manager or any of its affiliates breaches any material term, condition or covenant contained in the Management Agreement and such breach has caused or would reasonably be expected to cause material harm to us and our subsidiaries taken as a whole; and

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a change of control of our Manager occurs.

In addition, the Management Agreement provides that we may terminate the agreement at any time following the completion of the initial term for any reason if at least a majority of a committee of our Board comprised of independent directors who are not affiliated with Healthpeak approves the termination, and following such approval, such termination is approved by the stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter at the next annual or special meeting of our stockholders. In conjunction with such a termination of the Management Agreement, we will pay our Manager a termination fee equal to three times the management fee earned by our Manager during the 12-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.
The Management Agreement provides that our Manager may terminate the Management Agreement at any time, including during the initial term, upon the occurrence of any of the following:
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subject to certain exceptions, if we breach any material term, condition or covenant contained in the Management Agreement; and;

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the occurrence of certain events with respect to our bankruptcy or insolvency.

In conjunction with such a termination of the Management Agreement, we will pay our Manager a termination fee equal to three times the management fee earned by our Manager, during the 12-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.
The Management Agreement provides that, for a period not to exceed 12 months following the termination of the Management Agreement, our Manager will use commercially reasonable efforts to cooperate with us in executing an orderly transition of our management and the management of our subsidiaries’ business and operations. During any transition period, our Manager will be entitled to continue receiving any compensation owed pursuant to the terms of the Management Agreement.
In addition, the Management Agreement provides that our Manager may terminate the Management Agreement at any time following the completion of the initial term, without the payment of any termination fee, for any reason (subject to any transition period provided for in the management agreement); provided that our Manager provides at least 30 days prior written notice of any such termination.
Our Manager may assign the agreement in its entirety or delegate certain of its duties under the Management Agreement to any of its affiliates without our consent or the approval of our Board if such affiliate becomes a party to, or becomes subject to the rights and obligations of our Manager under, the Management Agreement.
We may not assign our rights or responsibilities under the Management Agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor, in which case the successor organization will be bound under the Management Agreement and by the terms of such assignment in the same manner as we are bound under the Management Agreement.
Management Fee
Pursuant to the Management Agreement with our Manager, we pay our Manager an annual fee (the “management fee”) of $10.0 million, plus or minus the cumulative effect of an annual amount equal to 0.5% of (i) the gross book value (as determined in accordance with GAAP) of any investment that is the subject of an acquisition (including the JV Buyout and the Aggregate Acquisitions) or disposition or (ii) the increase in the gross book value of any investment that was the subject of a capital deployment related to an investment in excess of certain thresholds set forth in the Management Agreement (a “capital deployment”), in each case, since January 1, 2026 (a “management fee adjustment amount”); provided, that (A) if our investments have a gross book value in excess of $10.0 billion but less than $20.0 billion as of the determination of a management fee adjustment amount pursuant to the terms of the Management Agreement, such 0.5% will be decreased by 0.1% for each dollar of gross book value of any investment that was the subject of an acquisition or disposition, or increase in gross book value of any investment that was the subject of a capital deployment in excess of $10.0 billion but less than $20.0 billion, and (B) if our investments have a gross book value in excess of $20.0 billion as of the determination of a management fee adjustment amount pursuant to the terms of the Management Agreement, such 0.5% will be decreased by 0.15% for each dollar of gross book value of any investment that was the subject of an acquisition or disposition, or increase in the gross book value of any investment that was the subject of a capital deployment, that is in excess of $20.0 billion. For the purposes of determining a management fee adjustment amount, (x) the gross book value of any investment in an unconsolidated joint venture means the gross book value of such investment on the books and records of the joint venture, (y) the gross book value of any investment that was the subject of a capital deployment means the incremental increase in the gross book value of such investment as a result of such capital deployment and (z) the gross book value of any investment that was the subject of an acquisition since January 1, 2026 will not include the investments reflected on our balance sheet as of December 31, 2025 included in this registration statement. Following the JV Buyout and Aggregate Acquisitions, partially offset by a disposition of one senior housing community with a gross book value of $22.0 million, the management fee will increase by $9.5 million to $19.5 million on an annual basis. The management fee is paid in monthly installments on the first business day of each month. Our Manager will calculate each management fee adjustment amount within 30 days after the end of the month in which an acquisition or disposition of an investment closes or capital expenditures related to an investment subject to a capital deployment are incurred. Following such determination of such management fee adjustment amount, the next monthly installment of the management fee will be increased (in the case of an acquisition or capital deployment) or decreased (in the case of the disposition) by one-twelfth of such management fee adjustment amount.
The following table sets forth the calculation of the annual management fee payable pursuant to the Management Agreement based on an initial annual management fee of $10.0 million as of January 1, 2026 plus acquisitions of investments through the date of this prospectus (consisting of the JV Buyout and the Aggregate Acquisitions) and dispositions of investments through the date of this prospectus (consisting of the one disposition referred to above). The following table also sets forth simplified, hypothetical examples of the calculation of the annual management fee payable pursuant to the Management Agreement based on an assumed gross book value (as determined in accordance with GAAP) of our investments at the time of certain illustrative hypothetical events. As of December 31, 2025, the gross book value of our real estate investments was $2.4 billion. This example of the annual management fee earned by our Manager is provided for illustrative purposes only and is qualified in its entirety by the terms of the Management Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Management Fee Including JV Buyout, Aggregate Acquisitions, and Disposition	Gross Book Value of Investments of $10.0 Billion or Less (50 basis points)
Initial annual management fee as of January 1, 2026	$10.0 million
Add: Acquisition of investments with a gross book value of $1.9 billion	$9.6 million
Less: Disposition of investment with a gross book value of $22.0 million	$(0.1) million
Adjusted annual management fee	$19.5 million
Monthly installment of management fee payable by us in cash(1)	$1.6 million
Illustrative Hypothetical Events	Gross Book Value of Investments of $10.0 Billion or Less	Gross Book Value of Investments in Excess of $10.0 Billion But Less Than $20.0 Billion	Gross Book Value of Investments in Excess of $20.0 Billion
Gross book value	$7.0 billion	$15.0 billion	$25.0 billion
Applied management fee percentages:
Gross book value of investments of $10.0 billion or less	50 basis points	50 basis points	50 basis points
Gross book value of investments in excess of $10.0 billion but less than $20.0 billion	n/a	40 basis points	40 basis points
Gross book value of investments in excess of $20.0 billion	n/a	n/a	35 basis points
Annual management fee	$32.8 million(2)	$67.8 million(3)	$105.3 million(4)
Annual management fee adjustments for investment activity below the high-end of the gross book value range:
Add: Acquisition of investment(s) with a gross book value of $500.0 million	$2.5 million	$2.0 million	$1.8 million
Adjusted annual management fee	$35.3 million	$69.8 million	$107.1 million
Next monthly installment of management fee payable by us in cash(5)	$2.9 million	$5.8 million	$8.9 million
Annual management fee adjustments for investment activity below the high-end of the gross book value range:
Less: Disposition of investment(s) with a gross book value of $1.0 billion	$(5.0) million	$(4.0) million	$(3.5) million
Adjusted annual management fee	$30.3 million	$65.8 million	$103.6 million
Next monthly installment of management fee payable by us in cash(5)	$2.5 million	$5.5 million	$8.6 million
Annual management fee adjustments for investment activity below the high-end of the gross book value range:
Add: Capital deployment that increases the gross book value of investment(s) by $100.0 million	$0.5 million	$0.4 million	$0.4 million

Illustrative Hypothetical Events	Gross Book Value of Investments of $10.0 Billion or Less	Gross Book Value of Investments in Excess of $10.0 Billion But Less Than $20.0 Billion	Gross Book Value of Investments in Excess of $20.0 Billion
Adjusted annual management fee	$30.8 million	$66.2 million	$104.0 million
Next monthly installment of management fee payable by us in cash(5)	$2.6 million	$5.5 million	$8.7 million

(1)
The management fee is payable in equal installments monthly in advance, with one-twelfth of the management fee payable on the first business day of each month in cash.

(2)
The adjusted annual management fee payable pursuant to the Management Agreement based on the gross book value (as determined in accordance with GAAP) of our investments at the time of illustrative hypothetical events of $7.0 billion of investments assumes incremental acquisitions and/or capital deployment in excess of dispositions of $4.6 billion since January 1, 2026 (based on gross book value of our investments of $2.4 billion as of December 31, 2025).

(3)
The adjusted annual management fee payable pursuant to the Management Agreement based on the gross book value (as determined in accordance with GAAP) of our investments at the time of illustrative hypothetical events of $15.0 billion of investments assumes incremental acquisitions and/or capital deployment in excess of dispositions of $12.6 billion since January 1, 2026 (based on gross book value of our investments of $2.4 billion as of December 31, 2025).

(4)
The adjusted annual management fee payable pursuant to the Management Agreement based on the gross book value (as determined in accordance with GAAP) of our investments at the time of hypothetical events of $25.0 billion of investments assumes incremental acquisitions and/or capital deployment in excess of dispositions of $22.6 billion since January 1, 2026 (based on gross book value of our investments of $2.4 billion as of December 31, 2025).

(5)
Within 30 days after the end of the month in which any event occurs that results in a management fee adjustment, the Manager will calculate the management fee adjustment amount. Following such determination, the next monthly installment of the then-current management fee will be increased by one-twelfth of such management fee adjustment amount. The next monthly installment of management fee payable by us in cash assumes for illustrative purposes only that each of the hypothetical events occurs during the same month.

The management fee payable to our Manager shall be reduced by stock-based compensation expense recognized by us in connection with the accounting for annual equity-based awards granted by us to employees and consultants of our Manager and its affiliates under the Equity Plan during the applicable periods.
Reimbursement of Expenses
The Management Agreement provides that we are required to reimburse our Manager for its documented, third-party costs and expenses incurred in performing services for us in connection with the operation of our business, including consultants, legal, accounting, financial advisors, operations and due diligence. We have also agreed to reimburse our manager for any expenses in connection with any offering of our securities, including this offering. Additionally, our Manager provides significant professional personnel and resources to us related to accounting and finance, legal, human resources, insurance, and operations with no reimbursement for the salary and benefits of our Manager’s personnel performing such services, unless approved by a majority vote of the independent directors on our Board. Our Manager is also required to bear its overhead expenses, including rent, telephone, utilities, office furniture, computer hardware, electronic equipment, software, related licenses, or purchased information technology services, except to the extent such expenses relate solely to us.
If we pay any portion of certain employment expenses directly, such amounts will be credited by our Manager against the management fee.

These reimbursement obligations are not subject to any dollar limitation. In addition, the payment of these reimbursable expenses has been pre-approved and will not be subject to our related party transaction policy.
Exclusivity Agreement
We have entered into an exclusivity agreement with Healthpeak, pursuant to which we and Healthpeak have agreed that during the term of the Management Agreement, neither we nor Healthpeak, nor any of our respective affiliates, will engage in, sponsor, own, operate, manage, or otherwise participate in a competing business. A “competing business” as it relates to us means the ownership, acquisition, development, redevelopment, leasing, management, operation, financing, and disposition of real estate properties primarily used for senior housing, including independent living, assisted living, memory care, active adult, life plan communities or other residential dwellings that support the aging population. A “competing business” as it relates to Healthpeak means the ownership, acquisition, development, redevelopment, leasing, management, operation, financing, and disposition of real estate properties (i) primarily used as outpatient medical facilities, including medical office buildings, ambulatory surgery centers, specialty clinics, diagnostic facilities, or other facilities providing non-acute healthcare services outside of a hospital inpatient setting, or (ii) primarily used for laboratory, life science, research and development purposes, including properties reasonably capable of conversion to such uses or used for ancillary office purposes.

MANAGEMENT
Our Directors and Executive Officers
The following table sets forth certain information concerning our directors and executive officers:
Name	Age	Position
Scott M. Brinker	49	President, Chief Executive Officer and Director
Kelvin O. Moses	38	Chief Financial Officer
Adam G. Mabry	42	Chief Investment Officer
Tracy A. Porter	48	Executive Vice President and General Counsel
Ankit B. Patadia	48	Executive Vice President — Finance and Treasurer
Shawn G. Johnston	47	Executive Vice President and Chief Accounting Officer
Jeffrey H. Miller	66	Chief Operating Officer of Janus Living
John V. Arabia	57	Director(1)
Charles J. Herman, Jr.	61	Director(1)
Denise Olsen	60	Director(1)
Katherine M. Sandstrom	57	Director(1)

(1)
Our Board has determined that this individual is an “independent director” as such term is defined by the applicable rules and regulations of the NYSE.

Biographical Summaries of Directors and Executive Officers
Directors
Information pertaining to Mr. Brinker may be found in the section entitled “Our Manager and the Management Agreement — Biographical Information.”
John V. Arabia.   Mr. Arabia has served on our Board since March 2026. He founded Taylor Vance, LLC and has served as its CEO since 2021. Mr. Arabia served as President and Chief Executive Officer of Sunstone Hotel Investors, Inc. (NYSE: SHO) from January 2015 to September 2021, and previously served as President from 2013 to 2015 and Chief Financial Officer and EVP of Corporate Strategy from 2011 to 2013. Previously he served as Managing Director of Green Street Advisors’ real estate research team after joining Green Street in 1997. Before Green Street, Mr. Arabia served as Consulting Manager at EY Kenneth Leventhal in the firm’s west coast lodging consulting practice. Mr. Arabia has served on the board of directors of Essex Property Trust, Inc. (NYSE: ESS) since January 2024. He previously served on the board of directors of Education Realty Trust, Inc. (NYSE: EDR) from March 2014 until its privatization in September 2018. Mr. Arabia received a Bachelor of Science degree in Hotel Administration from Cornell University, earned his Certified Public Accountant certification from the State of Illinois and holds a Master of Business Administration in Real Estate/Accounting from the University of Southern California.
We believe that Mr. Arabia is qualified to serve as a member of our Board and as Lead Independent Director because of his extensive knowledge and experience in the management of, and investment in, publicly traded real estate companies, capital allocation in both real estate and real estate securities, corporate finance and corporate governance.
Charles J. Herman, Jr.   Mr. Herman has served on our Board since March 2026. Prior to retirement in 2015, Mr. Herman was employed by Health Care REIT, now known as Welltower Inc. (NYSE: WELL) from August 2000 to December 2015. He served as an Executive Vice President and President, Seniors Housing and Post-Acute, following progressive leadership roles as Chief Investment Officer and Vice President of Operations. Prior to his tenure at Health Care REIT, he worked from 1987 until July 2000 as a real estate appraiser and valuation consultant specializing in the healthcare and senior housing sectors providing him experience in asset valuation, underwriting and portfolio management. Mr. Herman served on the board of directors of Invesque, Inc. (TSE: IVQ), a health care real estate company, from October 2017 to May 2021.

We believe that Mr. Herman is qualified to serve as a member of our Board because of his experience as a public company independent director and senior executive and his expertise in healthcare, senior housing and real estate investment and operations.
Denise Olsen.   Ms. Olsen has served on our Board since March 2026. Ms. Olsen brings over 30 years of investment management experience across private and public real estate and related asset classes. Her career at GEM Realty Capital spanned from 1996 until June 2024, where she served as a senior managing director, overseeing business development and capital formation activities, and was a longstanding member of the investment committee. Earlier in her career she held investment roles at JMB Realty Corporation and EVEREN Securities. Ms. Olsen has served on the Board of Directors of First Industrial Realty Trust, Inc. (NYSE: FR) since November 2017, Claros Mortgage Trust, Inc. (NYSE: CMTG) since March 2026, and PRP Real Assets since April 2025, and previously was a member of the Board of Directors of CyrusOne, Inc. (NASDAQ: CONE). She holds a B.S. in Economics from The Wharton School at the University of Pennsylvania.
We believe that Ms. Olsen is qualified to serve as a member of our Board because of her extensive real estate and public company board experience.
Katherine M. Sandstrom.   Ms. Sandstrom has served on our Board since March 2026 and is the chair of the board of directors of Healthpeak, on which she has served since 2018. She served as an advisor from July 2018 to March 2019 and as senior managing director and global head of Heitman LLC’s public real estate securities business from 2013 to 2018. Ms. Sandstrom joined Heitman, a real estate management firm, in 1996 and held several senior leadership positions across multiple facets of the institutional real estate investment industry. Additionally, she served on the firm’s global management committee, the board of managers and the allocation committee. Ms. Sandstrom has also served on the boards of EastGroup Properties, Inc. from July 2020 to May 2026, Toll Brothers, Inc. since December 2023, and Urban Edge Properties since October 2022. She is a certified public accountant.
We believe that Ms. Sandstrom is qualified to serve as a member of our Board because of her more than 20 years of real estate finance and investment experience, as well as her extensive background overseeing buy-side investment teams for REIT securities, strategies, and assets. In addition, we believe her service as the chair of the board of Healthpeak and her service as an independent director on other REIT boards, will be beneficial as a director on our Board.
Executive Officers
Information pertaining to Messrs. Brinker, Moses, Mabry, Patadia, Johnston and Miller and Ms. Porter may be found in the section entitled “Our Manager and the Management Agreement — Biographical Information.”
Family Relationships
There are no family relationships among any of our directors or executive officers.
Corporate Governance Profile
We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:
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our Board is not classified and each of our directors is subject to election annually, and our charter provides that we may not elect to be subject to the provisions of the MGCL that would permit us to classify our Board, unless we receive prior approval from stockholders;

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a majority of our Board consists of independent directors;

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we have a fully independent audit committee, and our independent directors meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

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at least one of our directors qualifies as an “audit committee financial expert” by applicable SEC regulations and all members of the audit committee are financially literate in accordance with the NYSE listing standards;

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we have opted out of the business combination and control share acquisition statutes in the MGCL;

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we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (i) the approval of our stockholders or (ii) seeking ratification from our stockholders within 12 months of adoption of the plan if our Board determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval;

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we have adopted a stock ownership policy that requires each non-employee director to own a certain amount of specified equity interests in our company; and

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our bylaws provide that our stockholders may alter or repeal any provision of our bylaws and adopt new bylaws if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter.

Our directors will stay informed about our business by attending meetings of our Board and the committees on which they serve and through supplemental reports and communications.
Controlled Company Exception
Healthpeak controls a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards and may elect not to comply with certain corporate governance requirements, including that: (1) a majority of our Board consist of independent directors, (2) our Board have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) our Board have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Although a majority of our Board consists of independent directors, we do not have a compensation committee or a nominating and corporate governance committee, and we may utilize any other exemption prior to the time we cease to be a “controlled company.” Accordingly, to the extent and for so long as we utilize these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company” and shares of our Class A-1 common stock continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.
Director Independence
Our Board has determined that each of Mses. Olsen and Sandstrom and Messrs. Herman and Arabia is an “independent director” as such term is defined by the applicable rules and regulations of the NYSE.
Board Committees
Our Board has an audit committee. Additionally, our Board may from time to time establish other committees (including an independent committee as described below) to facilitate our Board’s oversight of management of the business and affairs of our company. The charter of the audit committee is available on our website at www.janusreit.com. Our website is not part of this prospectus.
Audit Committee
Our Board has adopted an audit committee charter, which defines the audit committee’s principal functions, including oversight related to:
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our accounting and financial reporting processes;

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the integrity of our consolidated financial statements and financial reporting process;

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our systems of disclosure controls and procedures and internal control over financial reporting;

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our compliance with financial, legal and regulatory requirements;

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the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

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the performance of our internal audit functions; and

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our overall risk exposure and management.

The audit committee is also responsible for engaging, evaluating, compensating and overseeing an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans for and results of the audit engagement, approving services that may be provided by the independent registered public accounting firm, including audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual report.
Our audit committee is composed of Ms. Olsen and Messrs. Herman and Arabia, and Mr. Arabia serves as chair of our audit committee. Our Board has determined affirmatively that (i) Mr. Arabia qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K and (ii) each member of our audit committee is “financially literate” as that term is defined by NYSE listing standards and meets the definition for “independence” for the purposes of serving on our audit committee under NYSE listing standards and Rule 10A-3 under the Exchange Act.
Independent Committee
Our Board may, but is not required to, from time to time, direct that an independent committee be formed to evaluate specific matters that our Board believes may involve related party transactions or conflicts of interest and determines to submit to an independent committee to review. Members of such independent committee must meet the independence standards established by the NYSE.
Director Compensation
No member of our Board received any compensation for serving on our Board in 2025. In connection with our initial public offering, we approved and implemented a compensation program (the “Director Compensation Program”) for our non-employee directors (other than Mr. Brinker, who is our executive officer and is employed by Healthpeak) (each, an “Eligible Director”) that consists of annual cash retainer fees and long-term equity awards. The material terms of the Director Compensation Program are summarized below.
Cash Compensation
We will pay an annual cash retainer of $50,000 to each Eligible Director, as well as the following additional annual cash retainers:
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Lead Independent Director: $25,000

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Audit Committee Chair: $25,000

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Audit Committee Member: $5,000

All cash retainers will be paid quarterly in arrears and prorated based on the number of days that an Eligible Director serves in the applicable capacity. We also expect to reimburse Eligible Directors for director education and reasonable travel expenses in connection with their Board duties.
Equity Compensation
In connection with the completion of our initial public offering, we granted fully-vested shares of our Class A-1 common stock to our independent directors having a dollar-denominated value of $50,000 per director ($200,000 in the aggregate for all directors). The number of shares of Class A-1 common stock subject to such awards was based on the initial public offering price per share in our initial public offering.
In addition, each Eligible Director who (i) was serving as of the completion of our initial public offering, (ii) is elected at an annual meeting of stockholders beginning in 2027 or (iii) is initially appointed as an Eligible Director other than at an annual meeting, in each case, will be (or, in the case of Eligible Directors serving as of the completion of our initial public offering, was) granted an annual equity retainer in the form of restricted stock units (“RSUs”) with a grant date fair value of $100,000, rounded up to the nearest whole share. The award for a new Eligible Director who is initially appointed other than at an annual meeting may be prorated. The RSUs will vest in full on the earliest of the first anniversary of the grant date, our next annual meeting of stockholders following the date of grant, or the termination of the Eligible Director’s service due to death or disability. The awards are subject to forfeiture if the Eligible Director’s service terminates for any other reason.
Compensation under the Director Compensation Program is subject to the annual limits on non- employee director compensation set forth in the Equity Plan (as defined below).
Executive Compensation
We are externally managed by our Manager and currently have no employees. Our executive officers are employees of Healthpeak and, in such capacity, devote a portion of their time to our affairs as is necessary under the Management Agreement. We currently do not pay our executive officers any cash compensation, and we have no compensation arrangements with our executive officers. We granted equity-based awards to our executive officers (and certain other Healthpeak employees) in connection with our initial public offering, as described below under “— Equity Plan”. Additionally, we do not determine compensation amounts payable to our executive officers for the services that they provide to Healthpeak or to us pursuant to the Management Agreement, except to the extent that we grant equity awards directly to such executive officers under the Equity Plan. Instead, our Manager or its affiliates have discretion to determine the form and level of compensation paid to and earned by our executive officers. We, in turn, pay our Manager the management fee, which, pursuant to the terms of the Management Agreement, shall be reduced by stock‑based compensation expense recognized by us in connection with the accounting for annual equity-based awards granted by us to employees and consultants of our Manager and its affiliates under the Equity Plan during the applicable periods. See “Our Manager and the Management Agreement — Management Agreement —  Management Fees.”
The Management Agreement does not require that our executive officers dedicate a specific amount of time to fulfilling our Manager’s obligations to us under the Management Agreement and does not require a specified amount or percentage of the fees we pay to our Manager to be allocated to our executive officers or the services that they provide under the Management Agreement. Instead, members of our management team are required to devote such amount of their time to our management as is necessary and appropriate for our Manager to perform its services under the Management Agreement. Furthermore, Healthpeak does not compensate its employees who serve as our executive officers specifically for their services to us, because these individuals also serve as executive officers of Healthpeak. Accordingly, our Manager has informed us that it cannot identify the portion of the compensation that Healthpeak pays to our executive officers that relates solely to such executives’ services to us.
Equity Plan
In connection with the completion of our initial public offering, we adopted, and Healthpeak as our then sole stockholder approved, the Janus Living, Inc. 2026 Equity Plan (the “Equity Plan”), pursuant to which we may grant equity-based awards in the form of stock options, stock appreciation rights, LTIP units in our operating company, restricted stock, stock bonuses, performance stock, stock units, phantom stock, deferred shares and similar rights to purchase or acquire shares or cash-based awards, to eligible service providers, including officers or employees of Janus Living or any of its parents, subsidiaries or certain affiliates, and directors and certain consultants and advisors to Janus Living or any of its parents, subsidiaries or certain affiliates. The maximum number of shares of our Class A-1 common stock that may be issued or transferred pursuant to awards under the Equity Plan is equal to 5,000,000.
Equity Awards in Connection with Our Initial Public Offering
In connection with the completion of our initial public offering, we granted certain equity-based awards to certain executive officers and employees of Healthpeak (including our executive officers) and members of our Board, each as more fully described below.

Executive and Employee IPO Awards
In connection with our initial public offering, we granted awards under the Equity Plan to certain executive officers and employees of Healthpeak (including our executive officers) in the form of LTIP units or shares of our Class A-1 common stock (the “IPO Awards”). Such IPO Awards were fully vested at the time of grant, subject to the grantee’s continued employment on the grant date. The aggregate dollar-denominated value of the IPO Awards granted to executive officers and employees of Healthpeak was approximately $4,060,000. These awards were intended to reward services rendered in connection with the initial public offering process and incentivize continued service following the completion of our initial public offering. The number of LTIP units or shares of Class A-1 common stock subject to such awards was based on the initial public offering price per share in our initial public offering. The dollar-denominated value of the IPO Awards granted to our executive officers are set forth in the table below:
Name	IPO Awards ($)
Scott M. Brinker	500,000
Kelvin O. Moses	300,000
Adam G. Mabry	300,000
Tracy A. Porter	200,000
Ankit B. Patadia	200,000
Shawn G. Johnston	200,000
Jeffrey H. Miller	250,000
Janus Director IPO Awards
In connection with our initial public offering, we granted fully-vested shares of our Class A-1 common stock and annual awards in the form of restricted stock units to our directors, in each case, as described in the section titled, “Director Compensation”.
Healthpeak Director IPO Awards
In connection with our initial public offering, we granted fully-vested shares of our Class A-1 common stock to Healthpeak’s non-employee directors (other than Ms. Sandstrom, who received an award in her capacity as our director) having a dollar-denominated value of $50,000 per director ($450,000 in the aggregate for all Healthpeak directors). The number of shares of Class A-1 common stock subject to such awards was based on the initial public offering price per share in our initial public offering.
Annual Equity-Based Awards
At the completion of our initial public offering, we granted certain executive officers of Healthpeak, including our executive officers, equity-based awards under the Equity Plan as part of our annual long-term equity award program in connection with services they render in support of Janus Living, consisting of time-vesting (service-based) and performance-vesting LTIP units in our operating company and/or restricted stock units (“RSUs”) covering shares of our Class A-1 common stock (“annual awards”). LTIP units are subject to the applicable terms and conditions of the partnership agreement of our operating company, and will be eligible to receive certain distributions from our operating company, as described further in the section titled, “Description of Janus Living OP, LLC’s Operating Agreement — Distributions.”
Our executive officers will be (and in connection with our initial public offering, were) granted annual equity awards in the form of LTIP units or shares of our Class A-1 common stock. Consequently, Healthpeak will reduce the target-level value of annual equity awards granted to its executive officers who provide services to us (including our executive officers) by the target-level value of annual equity awards we grant to such executive officers. The aggregate dollar-denominated value of the LTIP units and/or RSUs subject to all 2026 annual awards for our executive officers (including Healthpeak’s executive officers), was approximately $4,484,370. The number of LTIP units and shares of Class A-1 common stock subject to such awards (assuming maximum performance for performance-vesting awards) was based on the initial public offering price per share in our initial public offering. The dollar-denominated values for the 2026 annual awards granted to our executive officers are set forth in the table below. The stock-based compensation expense recognized by us in connection with these awards will reduce the management fee payable under the Management Agreement.
Name	Time-Based LTIP Units ($)	Performance-Based LTIP Units(1) ($)	Total LTIP Units ($)
Scott M. Brinker	453,000	1,970,550	2,423,550
Kelvin O. Moses	93,000	404,550	497,550
Adam G. Mabry	93,000	404,550	497,550
Tracy A. Porter	33,000	143,550	176,550
Ankit B. Patadia	45,000	195,750	240,750
Shawn G. Johnston	45,000	195,750	240,750
Jeffrey H. Miller	225,000	—	225,000

(1)
Represents the dollar-denominated value of the maximum number of LTIP units that may be earned (which vest at 0% to 100%), and distribution equivalent units, which only vest if the vesting conditions are satisfied. The dollar denominated values set forth in the following table, include the number of base units (reflecting target and maximum performance levels) and distribution equivalent units:

Name	Base Units (Target) ($)	Base Units (Maximum) ($)	Dividend Equivalent Units ($)
Scott M. Brinker	679,500	1,359,000	611,550
Kelvin O. Moses	139,500	279,000	125,550
Adam G. Mabry	139,500	279,000	125,550
Tracy A. Porter	49,500	99,000	44,550
Ankit B. Patadia	67,500	135,000	60,750
Shawn G. Johnston	67,500	135,000	60,750
Jeffrey H. Miller	—	—	—
Time-Vesting Annual Awards
Approximately 40% of the 2026 annual awards were granted in the form of service-based LTIP units that vest in five equal annual installments beginning in February 2027, subject to achievement of a minimum funds from operations (FFO) per share hurdle.
Performance-Vesting Annual Awards
Approximately 60% of the 2026 annual awards granted to our executive officers are subject to the achievement of relative total shareholder return (TSR) performance over the performance period beginning on the first day that Janus Living is publicly traded on a national stock exchange and ending December 31, 2030 (the “performance period”).
Our relative TSR performance (calculated assuming dividend reinvestment) for the performance period will be measured against select senior housing REIT peers and the award will vest based on such performance as set forth in the table below. Payout amounts between threshold and target, or target and maximum levels will be interpolated.

Performance Level	Absolute Mean TSR Performance Hurdles	Performance Vesting Percentage (Base LTIP Units)(1)
Threshold	25% Below Group Mean	0%
Target	At Peer Group Mean	50%
Maximum	25% or Higher Above Peer Group Mean	100%

(1)
Reflects vesting percentages for LTIP units, which are granted at the maximum performance level and vest based on performance. If an executive elects to receive performance-based RSUs instead of LTIP units, the target number of RSUs will be granted and the vesting percentages will be 0% (Threshold), 100% (Target) and 200% (Maximum).

Code of Conduct
Our Board has adopted a code of conduct that applies to our directors, officers and employees (if any) and to all of the officers and employees of our Manager and its affiliates who provide services to us. Among other matters, our code of conduct is designed to deter wrongdoing and to promote:
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honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

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compliance with applicable governmental laws, rules and regulations;

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prompt internal reporting of violations of the code to appropriate persons identified in the code;

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accountability for adherence to the code of conduct;

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the protection of our legitimate business interests, including our assets and corporate opportunities; and

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confidentiality of information entrusted to our and our Manager’s directors, officers and employees by us and our residents.

Any waiver of the code of conduct for our directors or executive officers must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law and NYSE regulations.
Corporate Governance Guidelines
Our Board has adopted Corporate Governance Guidelines with respect to, among other things, Board composition, Board meetings, our Board’s standing committees, stockholder communications with our Board, director time commitments, continuing education for directors, succession planning, and Board and committee self-assessments.
Indemnification
We have entered into indemnification agreements with each of our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law as discussed under “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Limitation of Liability and Indemnification.” The indemnification agreements provide that, if a director or executive officer is a party to, or witness in, or is threatened to be made a party to, or witness in, any proceeding by reason of his or her service as a director, officer, employee or agent of our company or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee, member, manager, employee, agent or partner of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other entity or enterprise and who is made or threatened to be made a party to, or witness or other participant in, the proceeding by reason of such person’s service in that capacity, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law. The indemnification agreements also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:
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a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

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a written undertaking by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

The indemnification agreements also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.
Our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity or (ii) any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity, as discussed under “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Limitation of Liability and Indemnification.” Our bylaws also permit us, with the approval of our Board, to indemnify and advance expenses to any employee or agent of our company.
In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the operating agreement of our operating company.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Formation Transactions
In connection with our initial public offering, we consummated a series of transactions referred to herein as our “formation transactions” through which we adopted our charter, which recapitalized our common stock, and Healthpeak transferred, directly or indirectly, the real estate assets that comprised our initial portfolio to us. As a result of these transactions, Healthpeak received 138,816,246 shares of our Class A-1 common stock and 75,917,780 common units, which collectively had a value of $4.3 billion (based on the initial public offering price in our initial public offering). In addition, Healthpeak purchased 75,917,780 shares of Class A-2 common stock, an amount equivalent to the common units Healthpeak held upon completion of the formation transactions described above, for aggregate consideration of approximately $760,000.
Management Agreement
On March 19, 2026, we entered into the Management Agreement with our Manager, an indirect subsidiary of Healthpeak, pursuant to which our Manager is entitled to a management fee for its services and reimbursement of certain expenses. For the six months ended June 30, 2026, $3.5 million of management fees pursuant to the Management Agreement were paid in cash and $288 thousand was paid to the Manager in the form of equity awards. See “Our Manager and the Management Agreement.”
Exclusivity Agreement
On March 19, 2026, we entered into an exclusivity agreement with Healthpeak, pursuant to which we and Healthpeak have agreed that during the term of the Management Agreement, neither we nor Healthpeak, nor any of our respective affiliates, will engage in, sponsor, own, operate, manage, or otherwise participate in a competing business. See “Our Manager and the Management Agreement — Exclusivity Agreement.”
Operating Agreement
On March 19, 2026, we entered into the operating agreement. See “Description of Janus Living OP, LLC’s Operating Agreement.”
Stockholders Agreement
On March 19, 2026, we entered into a stockholders agreement with Healthpeak (the “Stockholders Agreement”) pursuant to which, among other rights, Healthpeak has the right to designate a number of individuals such that, following the election of any directors the number of Healthpeak designees serving as directors of our company would be equal (if elected) to: (i) 40% of the total number of directors on our Board (or the lowest whole number equal to or greater than that percentage) if Healthpeak beneficially owns at least 30% of the outstanding shares of our common stock; and (ii) one nominee to our Board if Healthpeak beneficially owns at least 5% (but less than 30%) of the total outstanding common stock. Healthpeak has designated Scott M. Brinker and Katherine M. Sandstrom to serve as directors.
In the case of a vacancy on our Board created by the removal or resignation of a director designated by Healthpeak, the Stockholders Agreement requires us to nominate for election an individual designated by Healthpeak to fill the vacancy. In addition, the Stockholders Agreement requires that for so long as the Stockholders Agreement remains in effect, any action to increase or decrease the size of our Board will require the prior written consent of Healthpeak.
The Stockholders Agreement will terminate at the earlier to occur of (i) the time Healthpeak is not longer entitled to nominate a director pursuant to the Stockholders Agreement or (ii) the date on which Healthpeak requests that the Stockholders Agreement terminate.
Registration Rights Agreement
On March 19, 2026, we entered into a registration rights agreement with Healthpeak, pursuant to which we granted it certain “demand” registration rights and “piggyback” registration rights, including rights to demand that we undertake a public offering of shares of our Class A-1 common stock for our own account and use the net proceeds from such offering to purchase or redeem shares of Class A-1 common stock or common units held by Healthpeak, with respect to 214,734,026 shares of Class A-1 common stock, including 75,917,780 shares of Class A-1 common stock issuable upon redemption of 75,917,780 common units. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law as discussed under “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Limitation of Liability and Indemnification.” See “Management — Indemnification.”
Waiver of Ownership Limits
Our charter, subject to certain exceptions, authorizes our Board to take such actions as are necessary or appropriate to allow us to qualify and to preserve our status as a REIT. Furthermore, our charter prohibits, with certain exceptions, the beneficial or constructive ownership by any person of more than 9.8% in value of the aggregate of the outstanding shares of our capital stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our Class A-1 common stock. In connection with the formation transactions, we granted a waiver from the ownership limits contained in our charter to Healthpeak to own our common stock.
Purchases in the Reserved Share Program
In connection with our initial public offering certain of our and Healthpeak’s directors, officers, employees, business associates and related persons were be able to purchase shares of our Class A-1 common stock in the reserved share program. In particular, Scott M. Brinker, our President and Chief Executive Officer and a member of our Board, and Jeffrey H. Miller, our Chief Operating Officer, purchased $2,000,000 and $150,000, respectively, of shares of Class A-1 common stock in the reserved share program. In addition, John V. Arabia, Charles J. Herman, Jr., Denise Olsen and Katherine M. Sandstrom, each of whom is a member of our Board, purchased $1,350,000, $260,000, $160,000 and $420,000, respectively, of shares of Class A-1 common stock in the reserved share program. All purchases of Class A-1 common stock in the reserved share program were at the initial public offering price. Purchases by any other related persons participating in the reserved share program may have individually exceeded $120,000.
Statement of Policy Regarding Transactions with Related Persons
We have adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person”(as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our Board. No related person transaction will be executed without the approval or ratification of our Board or a duly authorized committee of our Board, including an independent committee. See “Management — Board Committees — Independent Committee.” It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

STRUCTURE AND FORMATION OF OUR COMPANY
We were formed as a Maryland limited liability company on December 2, 2025 and converted to a Maryland corporation in January 2026. Our operating company was formed as a Maryland limited liability company on December 22, 2025. In connection with our initial public offering, we consummated a series of transactions referred to herein as our “formation transactions” through which we adopted our charter, which recapitalized our common stock, and Healthpeak transferred, directly or indirectly, the real estate assets that comprised our initial portfolio to us. As a result of these transactions, Healthpeak received 138,816,246 shares of our Class A-1 common stock and 75,917,780 common units, which collectively had a value of $4.3 billion (based on the initial public offering price in our initial public offering). In addition, Healthpeak purchased 75,917,780 shares of Class A-2 common stock, an amount equivalent to the common units Healthpeak held upon completion of the formation transactions described above, for aggregate consideration of approximately $760,000.
Substantially all of our assets are held by, and substantially all of our operations are conducted through, our operating company, either directly or through its subsidiaries. We are the sole managing member of our operating company. We intend to contribute the net proceeds from this offering to our operating company and receive 16,000,000 common units (or 18,400,000 common units if the underwriters exercise their option to purchase up to an additional 2,400,000 shares of our Class A-1 common stock in full), assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. Following the offering, we will own a 75.3% ownership interest in the operating company (or 75.5% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), with Healthpeak holding a 24.6% ownership interest in the operating company (or 24.5% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), in each case assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same.
The following chart sets forth information about our company, our operating company, certain related parties and the ownership interests therein after giving effect to this offering and assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. Ownership percentages in our company and our operating company are presented assuming that the underwriters’ option to purchase additional shares of our Class A-1 common stock is not exercised.

(1)
Shares of Class A-2 common stock have no economic rights but entitle each holder to one vote for each share held of record on all matters to be voted on by stockholders generally. Healthpeak holds all of the outstanding shares of Class A-2 common stock, which provide a one-for-one voting right at Janus Living for each common unit held by it. Except for transfers to us, shares of Class A-2 common stock may not be sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity). At such time any common units held by a Healthpeak entity are sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity), redeemed for cash or, at our election, exchanged for shares of Class A-1 common stock pursuant to the terms of the operating agreement, an equivalent number of shares of Class A-2 common stock will be automatically transferred to us and canceled and retired.

(2)
Excludes 43,835 unvested restricted stock units subject to time-based vesting. Unvested equity awards will only vest if the vesting conditions are satisfied. The stock-based compensation expense recognized by us in connection with 23,835 of such unvested restricted stock units will reduce the management fee payable under the Management Agreement.

(3)
Includes 128,750 fully-vested LTIP units. Excludes 262,870 unvested LTIP units subject to time-based vesting or performance-based vesting. Unvested equity awards will only vest if the vesting conditions are satisfied. The stock-based compensation expense recognized by us in connection with the 262,870 unvested LTIP units will reduce the management fee payable under the Management Agreement.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our Board and, in general, may be amended or revised from time to time by our Board without a vote of our stockholders.
Investment Policies
Investments in Real Estate or Interests in Real Estate
We conduct substantially all of our investment activities through our operating company and its subsidiaries. Our objective is to maximize stockholder value by generating attractive risk-adjusted returns through owning, managing and growing a diversified portfolio of commercially desirable properties. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”
We expect to pursue our objective primarily through the ownership by our operating company of our existing properties and other acquired properties and assets. We seek to invest primarily in properties in the senior housing sector. Our future investment and development activities are not currently limited to any geographic area or property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. In addition, we may purchase assets for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.
We have historically and in the future may participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly reducing our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.
Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness that may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our Class A-1 common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).
Loans and Mortgages
Although not our primary focus, we may elect, in our discretion, to make or invest in loans, mortgages and other types of real estate interests, including, without limitation, participating or convertible loans or mortgages, provided, in each case, that such activities are consistent with our qualification as a REIT. Loans or mortgages run the risk that one or more borrowers may default and that the collateral securing such loans or mortgages may not be sufficient to enable us to recoup our full investment.
Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers
Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend that our investments in securities will require us to register as an investment company under the 1940 Act, and we would intend to divest such securities before any such registration would be required. We do not intend to underwrite the securities of other issuers.
Investments in Other Securities
Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions
In order to maximize the performance and manage the risks within our portfolio, we intend to selectively dispose of any of our properties that we determine are not suitable for long-term investment purposes based upon our Manager’s review of our portfolio. We will ensure that such action would be in our best interest and consistent with our intention to continue to qualify for taxation as a REIT for U.S. federal income tax purposes.
Financings and Leverage Policy
We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non- recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.
Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. Our charter and bylaws do not limit the amount of debt that we may incur. Our Board has not adopted a policy limiting the total amount of debt that we may incur.
Our Board will consider a number of factors in evaluating the amount of debt that we may incur. Our Board may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our Class A-1 common stock, growth and investment opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.
Equity Capital Policies
To the extent that our Board determines to obtain additional capital, we may issue debt or equity securities, including senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods.
Existing stockholders will have no preemptive right to common or preferred stock or units in our operating company issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of our Class A-1 common stock or units in our operating company in connection with acquisitions of property.
We may, under certain circumstances, purchase shares of our Class A-1 common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our Board. Our Board has no present intention of causing us to repurchase any shares of our Class A-1 common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.
Code of Conduct
Our Board has adopted a code of conduct that applies to our directors, officers and employees (if any) and to all of the officers and employees of our Manager and its affiliates who provide services to us. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.

Interested Director Transactions
Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely because of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:
•
the fact of the common directorship or interest is disclosed or known to our Board or a committee of our Board, and our Board or such committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•
the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•
the contract or transaction is fair and reasonable to us.

We have adopted a policy regarding transactions between us, our operating company or any of our subsidiaries, on the one hand, and any related persons on the other hand, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to us any “related person transaction” (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. We will then promptly communicate that information to our Board. No related person transaction will be executed without the approval or ratification of our Board or a duly authorized committee of our Board. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.
Reporting Policies
We intend to make available to our stockholders our annual reports, including our audited consolidated financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited consolidated financial statements, with the SEC.

DESCRIPTION OF JANUS LIVING OP, LLC’S OPERATING AGREEMENT
The following description summarizes certain provisions of the Operating Agreement of Janus Living OP, LLC (the “operating agreement”). This summary is not complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Maryland Limited Liability Company Act (the “Act”) and the operating agreement. For a complete description, we refer you to the Act and the operating agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. As used in this “Description of Janus Living OP, LLC’s Operating Agreement,” references to “our company,” “we,” “us” or “our” refer solely to Janus Living, Inc., in its capacity as the managing member of our operating company, and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.
General
Substantially all of our assets are held by, and substantially all of our operations are conducted through, our operating company, either directly or through its subsidiaries. We are the managing member of our operating company, and following the completion of this offering, we will directly own 75.3% of the outstanding common units (or 75.5% if the underwriters exercise their option to purchase up to an additional 2,400,000 shares of our Class A-1 common stock in full), in each case, including common units issuable upon conversion of vested LTIP units in our operating company and assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. Our operating company is also authorized to issue a class of units of membership interest designated as LTIP units and additional classes of units of membership interest. The common units will not be listed on any exchange nor quoted on any national market system.
Provisions in the operating agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating company without the concurrence of our Board. These provisions include, among others:
•
redemption rights of members and certain assignees of common units;

•
transfer restrictions on common units and other membership interests;

•
a requirement that we may not be removed as the managing member of our operating company without our consent;

•
our ability in some cases to amend the operating agreement and to cause our operating company to issue preferred membership interests in our operating company with terms that we may determine, in either case, without the approval or consent of any non-managing member; and

•
the right of the non-managing members to consent to certain transfers of our, in our capacity as managing member, membership interest (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise).

Purpose, Business and Management
Our operating company was formed for the purpose of conducting any business, enterprise or activity permitted by or under the Act, directly or through one or more partnerships, joint ventures, subsidiaries, business trusts, limited liability companies or similar arrangements.
In general, our Board manages the business and affairs of our operating company by directing our business and affairs, in our capacity as the sole managing member of our operating company. Except as otherwise expressly provided in the operating agreement and subject to the rights of holders of any class or series of membership interest, all management powers over the business and affairs of our operating company are exclusively vested in us, in our capacity as the sole managing member of our operating company, and no member will have any right to participate in or exercise control or management power over the business and affairs of the operating company. We may not be removed as the managing member of our operating company, with or without cause, without our consent, which we may give or withhold in our sole and absolute discretion.
Restrictions on Managing Member’s Authority
The operating agreement prohibits us, in our capacity as managing member, from taking any action that would make it impossible to carry on the ordinary business of our operating company, except as otherwise provided in the operating agreement or with the consent of the non-managing members. We generally may not, without the prior consent of the members of our operating company (including us), amend, modify or terminate the operating agreement, except for certain amendments described in the operating agreement. We may not, in our capacity as the managing member of our operating company, except as otherwise provided in the operating agreement or with the consent of the non-managing members of the operating company:
•
transfer all or any portion of our managing membership interest in our operating company or admit any person as a successor managing member, subject to the exceptions described in the section entitled “— Transfers of Membership Interests — Restrictions on Transfers by the Managing Member”; or

•
voluntarily withdraw as the managing member.

Without the consent of each affected member or in connection with a transfer of all of our interests in our operating company in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in our outstanding stock permitted without the consent of the members as described in the section entitled “— Transfers of Membership Interests — Restrictions on Transfers by the Managing Member,” or a permitted termination transaction, we may not enter into any contract, mortgage, loan or other agreement that, in the absence of any default of the managing member of its obligations thereunder, expressly prohibits or restricts us or our operating company from performing our or its specific obligations in connection with a redemption of units or expressly prohibits or restricts a member from exercising its redemption rights in full. In addition to any approval or consent required by any other provision of the operating agreement, we may not, without the consent of each affected member, amend the operating agreement or take any other action that would:
•
adversely modify in any material respect the limited liability of a member;

•
alter the rights of any member to receive the distributions to which such member is entitled, or alter the allocations specified in the operating agreement, except to the extent permitted by the operating agreement including in connection with the creation or issuance of any new class or series of membership interest or to effect or facilitate a permitted termination transaction;

•
alter or modify the redemption rights of holders of common units (except as permitted under the operating agreement to effect or facilitate a permitted termination transaction);

•
alter or modify the provisions governing the transfer of our managing membership interest in our operating company (except as permitted under the operating agreement to effect or facilitate a permitted termination transaction);

•
remove certain provisions of the operating agreement relating to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Sections 857 or 4981 of the Code; or

•
amend the provisions of the operating agreement requiring the consent of each affected member before taking any of the actions described above or the related definitions specified in the operating agreement (except as permitted under the operating agreement to effect or facilitate a permitted termination transaction).

Additional Members
We may cause our operating company to issue additional units in one or more classes or series or other membership interests and to admit additional members to our operating company from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any member.
The operating agreement authorizes our operating company to issue common units and LTIP units, and our operating company may issue additional membership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over existing units) as we may determine, in our sole and absolute discretion, without the approval of any additional members or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of membership interest, the allocations of items of operating company income, gain, loss, deduction and credit to each such class or series of membership interest.
Ability to Engage in Other Businesses; Conflicts of Interest
Without the consent of the members of the operating company, not to be unreasonably withheld, conditioned, or delayed, we may not conduct any business other than in connection with the ownership, acquisition and disposition of membership interests, the management of the business and affairs of our operating company, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating company or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating company whether as capital contributions, loans or otherwise, as appropriate, in exchange for additional membership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating company so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating company.
Distributions
Our operating company will distribute such amounts, at such times, as we may in our sole and absolute discretion determine:
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first, with respect to any membership interests that are entitled to any preference in distribution in accordance with the rights of the holders of such class(es) of membership interest, and, within each such class, among the holders of such class pro rata in proportion to their respective percentage interests of such class; and

•
second, with respect to any membership interests that are not entitled to any preference in distribution, including the common units and, except as described below with respect to liquidating distributions and as may be provided in any incentive award plan or any applicable award agreement and the LTIP units, in accordance with the rights of the holders of such class(es) of membership interest, and, within each such class, among the holders of each such class, pro rata in proportion to their respective percentage interests of such class.

Exculpation and Indemnification of Managing Member
The operating agreement provides that we are not liable to our operating company or any member for any action or omission taken in our capacity as managing member, for the debts or liabilities of our operating company or for the obligations of our operating company under the operating agreement, except for liability for our fraud, willful misconduct or gross negligence, or pursuant to any express indemnity we may give to our operating company or in connection with a redemption as described in the section entitled “— Redemption Rights of Qualifying Parties.” The operating agreement also provides that any obligation or liability in our capacity as the managing member of our operating company that may arise at any time under the operating agreement or any other instrument, transaction or undertaking contemplated by the operating agreement will be satisfied, if at all, out of our assets or the assets of our operating company only, and no such obligation or liability will be personally binding upon any of our directors, stockholders, officers, employees or agents.
In our capacity as managing member, we are entitled to a presumption that any act or failure to act on the part of the managing member, and any decision or determination made by us, is presumed to satisfy our duties as the managing member, whether under the operating agreement or otherwise existing at law or in equity, and no act or failure to act by us, or decision or determination made by us (whether with respect to a change of control of the operating company or otherwise) shall be subject to any duty, standard of conduct, burden of proof or scrutiny, whether at law or in equity, or otherwise set forth in the operating agreement.
In addition, the operating agreement provides that, to the fullest extent that a Maryland corporation may indemnify and advance expenses to directors and officers of a Maryland corporation under the laws of the State of Maryland, the operating company will indemnify, and will pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, any indemnitee (as defined in the operating agreement) who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service as an indemnitee. The operating agreement provides that, without limitation, the foregoing indemnity will extend to any liability of any indemnitee, pursuant to a loan guaranty or otherwise, for any indebtedness of the operating company or any subsidiary of the operating company (including, without limitation, any indebtedness that the operating company or any subsidiary of the operating company has assumed or taken subject to). The operating agreement further provides that the operating company may indemnify each indemnitee to the fullest extent permitted by law and the operating agreement. The operating agreement provides that the termination of any proceeding by judgment, order or settlement does not create a presumption that the indemnitee did not meet the requisite standard of conduct set forth in the operating agreement, and that the termination of any proceeding by conviction of an indemnitee or upon a plea of nolo contendere or its equivalent by an indemnitee, or an entry of an order of probation against an indemnitee prior to judgment, does not create a presumption that such indemnitee acted in a manner contrary to that specified in the operating agreement with respect to the subject matter of such proceeding. The operating agreement further provides that any indemnification pursuant to the operating agreement will be made only out of the assets of the operating company, and neither the managing member nor any other holder will have any obligation to contribute to the capital of the operating company or otherwise provide funds to enable the operating company to fund its indemnification obligations under the operating agreement. Under the operating agreement, an “indemnitee” includes us, as managing member, each of our present or former directors and officers of the operating company or the managing member, and such other persons (including affiliates or employees of the managing member or the operating company) as the operating company may designate from time to time in its sole and absolute discretion.
The operating company’s obligation to indemnify or advance expenses under the operating agreement to any such person shall be reduced by any amount such person has actually received as indemnification or advancement of expenses from any other person, including the managing member or from any insurance policy or policies.
Business Combinations and Dissolution of our Operating Company
Subject to the limitations on the transfer of our interest in our operating company described in the section entitled “— Transfers of Membership Interests — Restrictions on Transfers by the Managing Member,” we generally have the exclusive power to cause our operating company to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity. We may also elect to dissolve our operating company without the consent of any additional member.
Redemption Rights of Qualifying Parties
Beginning 14 months after first acquiring such common units (other than common units held by a Healthpeak entity, which have such redemption rights at any time and are not subject to such 14-month waiting period), each member and some assignees of the members will have the right, subject to the terms and conditions set forth in the operating agreement, to require our operating company to redeem all or a portion of the common units held by such member or assignee in exchange for a cash amount per common unit equal to the value of one share of our Class A-1 common stock, determined in accordance with and subject to adjustment under the operating agreement. Our operating company’s obligation to redeem common units does not arise and is not binding against our operating company until the 31st business day after we receive the holder’s notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption. Shares of Class A-2 common stock will be canceled on a one-for-one basis upon redemption of common units.
On or before the close of business on the 30th business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion but subject to the restrictions on the ownership and transfer of our stock set forth in our charter and described in the section entitled “Description of Our Capital Stock — Restrictions on Ownership and Transfer,” elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for shares of our Class A-1 common stock, based on an exchange ratio of one share of Class A-1 common stock for each common unit, subject to adjustment as provided in the operating agreement. The operating agreement does not require us to register, qualify or list any shares of Class A-1 common stock issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange.
Transfers of Membership Interests
Restrictions on Transfers by Members.   Until the expiration of 14 months after the date on which a member (other than a Healthpeak entity) acquires a membership interest, no member (other than a Healthpeak entity) generally may directly or indirectly transfer all or any portion of such membership interest without our consent, which we may give or withhold in our sole and absolute discretion, except for certain permitted transfers to certain affiliates, family members and charities, and certain pledges of membership interests, except as provided for in the operating agreement, to lending institutions in connection with bona fide loans. After the expiration of such initial holding period, the member will have the right to transfer all or any portion of its membership interest without our consent to any person that is an “accredited investor,” within the meaning set forth in Rule 501 promulgated under the Securities Act, upon ten business days prior notice to us, subject to certain provisions of the operating agreement and the satisfaction of conditions specified in the operating agreement, including minimum transfer requirements and our right of first refusal.
Restrictions on Transfers by the Managing Member.   Except as described below, any transfer of all or any portion of our membership interest in our operating company, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, must be approved by the consent of the non-managing members (excluding, for purposes of such consent, any outstanding LTIP units). Subject to the rights of holders of any class or series of membership interest, we may transfer all (but not less than all) of our managing membership interest without the consent of the non-managing members in connection with a permitted termination transaction, which is a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets not in the ordinary course of business, or a reclassification, recapitalization or change in any outstanding shares of our stock or other outstanding equity interests, if:
•
in connection with such event, all of the members will receive or have the right to elect to receive, for each common unit, the greatest amount of cash, securities or other property paid to a holder of one share of our Class A-1 common stock (subject to adjustment in accordance with the operating agreement) in the transaction and, if a purchase, tender or exchange offer is made and accepted by holders of our Class A-1 common stock in connection with the event, each holder of common units receives, or has the right to elect to receive, the greatest amount of cash, securities or other property that the holder would have received if it had exercised its redemption right and received shares of our Class A-1 common stock in exchange for its common units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

•
substantially all of the assets of our operating company will be owned by a surviving entity (which may be our operating company or another limited liability company or entity) in which the members of our operating company holding common units immediately before the event will hold a percentage interest based on the relative fair market value of the net assets of our operating company and the other net assets of the surviving entity immediately before the event, which interest will be on terms that are at least as favorable as the terms of the common units in effect immediately before the event and as those applicable to any other non-managing members or owners of the surviving entity and will include a right to redeem interests in the surviving entity for the consideration described in the preceding bullet or cash on similar terms as those in effect with respect to the common units immediately before the event, or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.
We may also transfer all (but not less than all) of our interest in our operating company to an affiliate of us without the consent of any non-managing members, subject to the rights of holders of any class or series of membership interest.
In addition, any transferee of our interest in our operating company must be admitted as a managing member of our operating company, assume, by operation of law or express agreement, all of our obligations as managing member under the operating agreement, accept all of the terms and conditions of the operating agreement and execute such instruments as may be necessary to effectuate the transferee’s admission as a managing member.
We may not voluntarily withdraw as the managing member of our operating company without the consent of a majority in interest of the non-managing members, other than upon the transfer of our entire interest in our operating company and the admission of our successor as a managing member of our operating company.
LTIP Units
Our operating company is authorized to issue a class of units of membership interest designated as “LTIP units.” We may cause our operating company to issue LTIP units to persons who provide services to or for the benefit of our operating company, for such consideration or for no consideration as we may determine to be appropriate, and we may admit such persons as members of our operating company, without the approval or consent of any additional member. Further, we may cause our operating company to issue LTIP units in one or more classes or series, with such terms as we may determine, without the approval or consent of any additional member. LTIP units may be subject to vesting, forfeiture and restrictions on transfer and receipt of distributions pursuant to the terms of any applicable equity-based plan and the terms of any award agreement relating to the issuance of the LTIP units.
Conversion Rights.   Vested LTIP units are convertible at the option of each member and some assignees of the members (in each case, that hold vested LTIP units) into common units, upon notice to us and our operating company, to the extent that the capital account balance of the LTIP unitholder with respect to all of his or her LTIP units is at least equal to our capital account balance with respect to an equal number of common units. We may cause our operating company to convert vested LTIP units eligible for conversion into an equal number of common units at any time, upon not less than three calendar days notice prior to the conversion date.
If we or our operating company is party to a transaction, including a merger, consolidation, sale of all or substantially all of our assets or other business combination, as a result of which common units are exchanged for or converted into the right, or holders of common units are otherwise entitled, to receive cash, securities or other property (or any combination thereof), we must cause our operating company to convert any vested LTIP units then eligible for conversion into common units immediately before the transaction, taking into account any special allocations of income that would be made as a result of the transaction. Our operating company must use commercially reasonable efforts to cause each member (other than a party to such a transaction or an affiliate of such a party) holding LTIP units that will be converted into common units in such a transaction to be afforded the right to receive the same kind and amount of cash, securities and other property (or any combination thereof) for such common units that each holder of common units receives in the transaction.
Transfer.   Unless an applicable equity-based plan or the terms of an award agreement specify additional restrictions on transfer of LTIP units, LTIP units are transferable to the same extent, and subject to the same restrictions, as common units, as described above in the section entitled “— Transfers of Membership Interests.”

Voting Rights.   Members holding LTIP units are entitled to vote together as a class with members holding common units on all matters on which members holding common units are entitled to vote or consent, and may cast one vote for each LTIP unit so held.
Adjustment of LTIP Units.   If our operating company takes certain actions, including making a distribution of units on all outstanding common units, combining or subdividing the outstanding common units into a different number of common units or reclassifying the outstanding common units, we must adjust the number of outstanding LTIP units or subdivide or combine outstanding LTIP units to maintain a one-for-one conversion ratio and economic equivalence between common units and LTIP units.
Preferred Units
Our operating company is authorized to issue preferred units. Preferred units rank senior to the common units and LTIP units. Holders of series preferred units are entitled to receive preferential cash distributions in an amount to be fixed at the time of issuance of such units. Holders of preferred units are also entitled to receive a liquidation preference in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our operating company that are substantially similar to those of our preferred stock (but, in the case of distributions upon the liquidation, dissolution or winding up of the affairs of our operating company, only to the extent consistent with a liquidation in accordance with positive capital account balances). Preferred units are also subject to redemption by our operating company in connection with our reacquisition of shares of our preferred stock. See the section entitled “Description of Our Capital Stock — Preferred Stock.”
Conversion Rights.   Preferred units will be converted into common units in the event of a conversion of our preferred stock, at the option of holders of shares of preferred stock pursuant to the articles supplementary designating the terms of the preferred stock, as described below in the section entitled “Description of Our Capital Stock — Preferred Stock.”
Transfer.   Preferred units are transferrable to the same extent as common units, as described above in the section entitled “— Transfers of Membership Interests — Restrictions on Transfers by the Managing Member.”
Voting Rights.   The managing member will not have any voting or consent rights in respect of its membership interest represented by the preferred units.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information regarding the beneficial ownership of shares of our common stock, including shares of our Class A-1 common stock into which common units are exchangeable, immediately following the completion of this offering for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, restricted stock unit, warrant or other right to acquire shares of common stock and (2) the exchange of common units for shares of our Class A-1 common stock upon redemption of outstanding common units. Healthpeak holds all of the outstanding shares of our Class A-2 common stock, which do not have any economic rights but provide a one-for-one voting right for each common unit held by it. At such time any common units are sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity), redeemed for cash or, at our election, exchanged for shares of our Class A-1 common stock pursuant to the operating agreement of our operating company, an equivalent number of shares of Class A-2 common stock will be automatically transferred to us and canceled and retired. See “Description of Janus Living OP, LLC’s Operating Agreement.” As a result, the number of shares of our Class A-2 common stock listed in the table below correlates to the number of common units beneficially owned by Healthpeak.
Unless otherwise indicated, the address of each named person is c/o Janus Living, Inc., 4600 South Syracuse Street, Suite 500, Denver, Colorado 80237. No shares beneficially owned by any executive officer or director have been pledged as security.
	Class A-1 common stock(1)		Class A-2 common stock(1)		Percentage of total voting power(1)(2)
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Greater than 5% Holders
Healthpeak Properties, Inc.	138,816,246	59.8%	75,917,780	100%	69.7%
Directors and Named Executive Officers
Scott M. Brinker(3)	125,000	*	—	—	*
Kelvin O. Moses(4)	15,000	*	—	—	*
Adam G. Mabry(4)	15,000	*	—	—	*
Tracy A. Porter(4)	10,000	*	—	—	*
Ankit B. Patadia(4)	10,000	*	—	—	*
Shawn G. Johnston(4)	10,000	*	—	—	*
Jeffrey H. Miller(5)	20,000	*	—	—	*
John V. Arabia	67,500	*	—	—	*
Charles J. Herman, Jr.	13,000	*	—	—	*
Denise Olsen	8,000	*	—	—	*
Katherine M. Sandstrom	21,000	*	—	—	*
All Directors and Executive Officers as a Group (11 persons)	314,500	*	—	—	*

*
Represents less than 1.0%

(1)
Subject to the terms of the operating agreement of our operating company, common units are redeemable for cash or, at our election shares of our Class A-1 common stock on a one-for-one basis after the completion of this offering, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications, whereupon an equivalent number of shares of Class A-2 common stock held by Healthpeak will be automatically transferred to us and canceled and retired upon any such exchange. See “Description of Janus Living OP, LLC’s Operating Agreement.” Healthpeak holds all of the issued and outstanding shares of our Class A-2 common stock, and the number of shares of our Class A-2 common stock listed in the table above correlates to the number of common units Healthpeak beneficially owns. Beneficial ownership of common units or of shares of our Class A-2 common stock reflected in this table has not been also reflected as beneficial ownership of shares of our Class A-1 common stock for which common units may be exchanged. The number of shares of Class A-1 common stock includes rights to acquire shares of Class A-1 common stock, including restricted stock units and LTIP units, that have vested or will vest within 60 days of the date of this prospectus.
(2)
Represents percentage of voting power of the shares eligible to vote in the election of directors of Janus Living, Inc. voting together as a single class. See “Description of Capital Stock — Common Stock.”

(3)
Includes 25,000 fully-vested LTIP units.

(4)
Represents fully-vested LTIP units.

(5)
Includes 12,500 fully-vested LTIP units.

DESCRIPTION OF OUR CAPITAL STOCK
The following summary of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and to the MGCL. See “Where You Can Find More Information.” As used in this “Description of Our Capital Stock,” references to “Janus Living,” “our company,” “we,” “us” or “our” refer solely to Janus Living, Inc. and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.
Our authorized capital stock consists of 1,650,000,000 shares of stock, consisting of 1,500,000,000 shares of Class A-1 common stock, par value $0.01 per share, 100,000,000 shares of Class A-2 common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Upon completion of this offering, we expect that 231,972,996 shares (234,372,996 shares if the underwriters’ option to purchase additional shares of our Class A-1 common stock is exercised in full) of Class A-1 common stock and 75,917,780 shares of Class A-2 common stock and no shares of our preferred stock will be issued and outstanding.
Common Stock
We have two classes of authorized common stock: Class A-1 common stock and Class A-2 common stock. The rights of holders of shares of Class A-1 common stock and Class A-2 common stock are identical except as set forth in our charter. We will issue shares of Class A-2 common stock only to one or more Healthpeak entities (as defined below), including, without limitation, upon the contribution by Healthpeak of additional properties to our operating company.
Class A-1 common stock
Each outstanding share of Class A-1 common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders. Holders of Class A-1 common stock do not have cumulative voting rights in the election of directors.
All shares of Class A-1 common stock participate equally in dividends payable to holders of Class A-1 common stock, when, as and if authorized by our Board and declared by us, and in net assets available for distribution to holders of common stock on liquidation, dissolution, or winding up.
All of the shares of Class A-1 common stock offered by this prospectus will, when issued in exchange for the consideration therefor, be duly authorized, fully paid and nonassessable. Class A-1 common stock will not be subject to further calls or assessment by us. Holders of Class A-1 common stock do not have preference, conversion, exchange or preemptive rights.
Class A-2 common stock
Each outstanding share of Class A-2 common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders. Holders of Class A-2 common stock do not have cumulative voting rights in the election of directors. Shares of Class A-2 common stock are not entitled to receive any dividends or distributions, including upon liquidation, dissolution, or winding up. However, if our operating company makes distributions to Janus Living, Inc., the other holders of common units, including Healthpeak, will be entitled to receive distributions pro rata in accordance with the percentages of their respective common units.
All of the shares of Class A-2 common stock outstanding after this offering will be duly authorized, fully paid and nonassessable. Class A-2 common stock will not be subject to further calls or assessment by us. Holders of Class A-2 common stock do not have preference, conversion, exchange or preemptive rights. We will not issue shares of Class A-2 common stock to any holder other than a Healthpeak entity.
Except for transfers to us, shares of Class A-2 common stock may not be sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity). A “Healthpeak entity” means Healthpeak Properties, Inc. and its “affiliates” (as defined in the Stockholders Agreement). Our charter provides that at such time any common units held by a Healthpeak entity are sold, transferred or otherwise disposed of to any person or entity (other than a Healthpeak entity), redeemed for cash or, at our election, exchanged for shares of our Class A-1 common stock pursuant to the terms of the operating agreement of our operating company, an equivalent number of shares of Class A-2 common stock will be automatically transferred to us and canceled and retired. See “Description of Janus Living OP, LLC’s Operating Agreement.”
Holders of shares of our Class A-2 common stock vote together with holders of our Class A-1 common stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law or our charter. The Transfer Agent and Registrar for our Class A-1 common stock and Class A-2 common stock is Equiniti Trust Company, LLC.
Preferred Stock
Under our charter, our Board is authorized without further stockholder action to establish and issue, from time to time, up to 50,000,000 shares of our preferred stock, in one or more series. Our Board may grant the holders of preferred stock of any series preferences, powers and rights — voting or otherwise -senior to those of holders of shares of our common stock. Our Board can authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying or preventing a change of control transaction that might involve a premium price for holders of shares of our Class A-1 common stock or otherwise be in their best interest. The MGCL and our charter require our Board to determine the terms and conditions of any series of preferred stock, including:
•
the number of shares constituting such series and the distinctive designation thereof;

•
the voting rights, if any, of such series;

•
the rate of dividends payable on such series, the time or times when dividends will be payable, the preference to, or any relation to, the payment of dividends to any other class or series of stock and whether the dividends will be cumulative or noncumulative;

•
whether there shall be a sinking or similar fund for the purchase of shares of such series and, if so, the terms and provisions that shall govern such fund;

•
the rights of the holders of shares of such series upon our liquidation, dissolution or winding up;

•
the rights, if any, of holders of shares of such series to convert such shares into, or to exchange such shares for, shares of any other class or series of our stock or any other securities, the price or prices or rate or rates of exchange, with such adjustments as shall be provided, at which such shares shall be convertible or exchangeable, whether such rights of conversion or exchange shall be exercisable at the option of the holder of the shares or upon the happening of a specified event and any other terms or conditions of such conversion or exchange;

•
if the shares are redeemable, the prices at which, and the terms and conditions on which, the shares of such series may be redeemed; and

•
any other preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions of shares of such series.

Power to Issue Additional Shares of Common Stock and Preferred Stock
Our Board may, without stockholder approval, classify any unissued shares of our preferred stock and reclassify any unissued shares of our common stock or shares of our preferred stock into other classes or series of stock. Prior to the issuance of classified or reclassified shares of any new class or series, our Board must set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption for each class or series of stock. In addition, our charter authorizes our Board, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange on which our securities may be listed or traded. Although our Board does not currently intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.
Restrictions on Ownership and Transfer
Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with the requirements to qualify (or, once qualified, to maintain our qualification) as a REIT.
Subject to limited exceptions, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our Class A-1 common stock or 9.8% (in value) of all classes and series of our outstanding stock. We refer to these restrictions, collectively, as the “ownership limits.” Our Board may, upon receipt of certain representations and undertakings to the extent required by our Board and in its sole and absolute discretion, prospectively or retroactively, exempt a person from the ownership limits or establish a different limit on ownership for a person if (a) our Board determines the person’s ownership in excess of the ownership limits will not cause five or fewer individuals (as defined in the Code to include certain entities) to beneficially own more than 49% in value of our outstanding stock (taking into account the then-current ownership limits and any then- existing exemptions from the ownership limits), (b) our Board determines such person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or our Board determines that revenue derived from such tenant will not affect our ability to qualify as a REIT) and (c) such person agrees that any violation or attempted violation of such representations or undertakings will result in shares of capital stock being automatically transferred to a charitable trust in accordance with our charter. As a condition of granting a waiver of the ownership limits or creating an excepted holder limit, our Board may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our Board as it may deem necessary or advisable to determine or ensure our status as a REIT. Healthpeak has been granted an exemption from the ownership limits to own our stock.
Our Board may, at any time, increase or decrease an ownership limit for one or more persons and decrease or increase an ownership limit for all other persons unless, after giving effect to any increased or decreased ownership limit, five or fewer individuals (as defined in the Code to include certain entities) would beneficially own, in the aggregate, more than 49% in value of the aggregate outstanding shares of our stock, cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the interest is held during the last half of a taxable year) or cause us to otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person whose ownership of our stock at the time the ownership limit is decreased exceeds the decreased ownership limit until the person’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock (or increased beneficial ownership or constructive ownership of shares of our stock) by such a person after the decrease in the ownership limit will violate the decreased ownership limit.
In addition to the ownership limits, our charter prohibits:
•
any person from actually or constructively owning shares of our stock that could result in our being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•
any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of our stock in a manner that will or may violate any of these restrictions on ownership and transfer, or any person who would have owned shares of our stock transferred to a charitable trust as described below, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, give us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our qualification as a REIT.

Our charter provides that any attempted transfer of shares of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in the shares. Our charter provides that any attempted transfer of our stock that, if effective, would result in a violation of the ownership limits, our being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year), or our otherwise failing to qualify as a REIT, or otherwise would result in a violation of the ownership and transfer restrictions set forth in our charter, will in each case cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to one or more trusts for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in the transfer to the trust. If the transfer to the trust as described above does not occur or is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then our charter provides that the attempted transfer which, if effective, would have resulted in a violation of the restrictions on ownership and transfer of our stock will be null and void, and the intended transferee will acquire no rights in the shares.
Shares of our stock held in the trust will be issued and outstanding shares. Our charter provides that the proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The proposed transferee will have no claim, cause of action, or any other recourse whatsoever against the purported transferor of such shares of our stock. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee (acting for the benefit of the charitable beneficiary). However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person, designated by the trustee, that could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our stock contained in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:
•
the price paid by the proposed transferee for the shares (or, if the proposed transferee did not give value in connection with the event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the market price of the shares on the day of the event that resulted in the transfer of such shares to the trust); and

•
the price per share received by the trustee (net of any commissions and other expenses) from the sale or other disposition of the shares.

The trustee may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee and that is owed by the proposed transferee to the trustee as described above. The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, if any, the amount that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:
•
the price per share in the transaction that resulted in the transfer to the trust (or, if the event that resulted in the shares being transferred to the trust did not involve a purchase of such shares at market price, the market price of the shares on the day of the event causing the shares to be held in the trust); and

•
the market price on the date we, or our designee, accept the offer.

We will reduce the amount so payable by the amount of any dividends or other distributions that we paid to the proposed transferee and that is owed by the proposed transferee to the trustee as described above, and we will pay such amount to the trustee for distribution to the charitable beneficiary of the trust. We have the right to accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee.
Every owner of at least five percent (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority and to ensure compliance with the ownership limits.
Any certificates representing shares of our stock will bear a legend referring to the restrictions described above.
These restrictions on ownership and transfer of our stock will not apply if our Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with any or all of these restrictions is no longer required in order for us to qualify as a REIT.
These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our Class A-1 common stock or otherwise be in the best interests of our stockholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS
The following description summarizes certain provisions of Maryland law and of our charter and bylaws. This summary is not complete and is subject to, and is qualified in its entirety by reference to, our charter, our bylaws and applicable provisions of the MGCL. For a complete description, we refer you to the MGCL, our charter and our bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” As used in this “Certain Provisions of Maryland Law and of Our Charter and Bylaws,” references to “our company,” “we,” “us” or “our” refer solely to Janus Living, Inc. and not to any of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.
Board of Directors; Election of Directors
Our business is managed by our Manager, subject at all times to the supervision and direction of our Board. Our charter and bylaws provide that, subject to the terms and conditions of the Stockholders Agreement, at any regular meeting or at any special meeting called for that purpose, two-thirds of the entire Board may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number of directors required by the MGCL (which is one) nor more than thirteen. Our Board consists of five directors.
Our bylaws also provide for the election of directors, in uncontested elections, by a majority of the votes cast. In contested elections, the election of directors shall be by a plurality of the votes cast. Holders of common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our Class A-1 common stock and Class A-2 common stock, voting together as a single class, can elect all of our directors. Our bylaws provide that, subject to the terms and conditions of the Stockholders Agreement, two-thirds of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on our Board which results from any cause except an increase in the number of directors, and two-thirds of the entire board of directors may fill a vacancy which results from an increase in the number of directors. A director elected by the board of directors to fill a vacancy serves until the next annual meeting of stockholders and until his successor is elected and qualifies.
Pursuant to the Stockholders Agreement, Healthpeak shall have the right to designate a number of individuals such that, following the election of any directors the number of Healthpeak designees serving as directors of our company would be equal (if elected) to: (i) 40% of the total number of directors on our Board (or the lowest whole number equal to or greater than that percentage) if Healthpeak beneficially owns at least 30% of the outstanding shares of our common stock; and (ii) one nominee to our Board at each annual meeting of stockholders if Healthpeak entities beneficially own at least 5% (but less than 30%) of the total outstanding common stock. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”
Our bylaws provide that actions by our Board must be approved by the affirmative vote of at least two-thirds of our entire Board, which ensures that at least a majority of our independent directors who are not affiliated with Healthpeak approve such actions. Certain transactions with Healthpeak or its affiliates must be approved by a majority of the independent directors who are not affiliated with Healthpeak or a majority of a committee of the Board comprised solely of independent directors who are not affiliated with Healthpeak.
Removal of Directors
Our charter provides that a director of ours may be removed by the affirmative vote of the holders of two-thirds of the outstanding shares of our voting stock. Our stockholders may elect a successor to fill any vacancy which results from the removal of a director subject to the rights of holders of one or more classes or series of preferred stock.
Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
•
any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•
an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of the corporation and approved by the affirmative vote of at least:
•
80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of the corporation prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our Board has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our Board, and, consequently, the five-year prohibition and the supermajority vote requirement will not apply to business combinations between us and any interested stockholder of our company. However, our Board may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.
Control Share Acquisitions
Maryland law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
•
one-tenth or more but less than one-third;

•
one-third or more but less than a majority; or

•
a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.
Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and satisfied other conditions, the person may compel the board to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may be able to redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting acquisitions of shares of our stock from the control share acquisition statute. However, our Board may amend our bylaws in the future to repeal or modify this exemption, in which case any control shares of our company acquired in a control share acquisition will be subject to the control share acquisition statute.
Unsolicited Takeovers
Under Maryland law, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers which, among other things, would automatically classify the board into three classes with staggered terms of three years each and vest in the board the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board, even if the remaining directors do not constitute a quorum. These statutory provisions relating to unsolicited takeovers also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors as would otherwise be the case, and until his successor is elected and qualified.
Our charter provides that we are prohibited from electing to be subject to the provisions of the unsolicited takeover statute relating to the classification of our Board, unless such election is first approved by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter.
An election to be subject to any or all of the other foregoing statutory provisions may be made in our charter or bylaws, or by resolution of our Board without stockholder approval. Any such statutory provision to which we elect to be subject will apply even if other provisions of Maryland law or our charter or bylaws provide to the contrary. Neither our charter nor our bylaws provide that we are subject to any of the foregoing statutory provisions relating to unsolicited takeovers. However, our Board could adopt a resolution, without stockholder approval, to elect to become subject to some or all of these statutory provisions except the statutory provisions relating to the classification of our Board.
If we made an election, upon stockholder approval of such election, to be subject to the statutory provisions relating to the classification of our Board and our Board were divided into three classes with staggered terms of office of three years each, the classification and staggered terms of office of our directors would make it more difficult for a third party to gain control of our Board since at least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of our Board.
Amendments to the Charter
Amendments to our charter must be declared advisable by our Board and approved by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast by our stockholders on the matter. In addition, our charter authorizes our Board, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue.
Amendments to the Bylaws
Our bylaws may be amended by the affirmative vote of a majority of all of the votes entitled to be cast by our stockholders on the matter or, except with respect to any amendments that require stockholder approval, by the affirmative vote of at least two-thirds of the entire Board.
Dissolution of Janus Living
Our dissolution must be declared advisable by our Board by the affirmative vote of at least two-thirds of the entire Board and approved by our stockholders by the affirmative vote of a majority of all the votes entitled to be cast by our stockholders on the matter.
Advance Notice of Director Nominations and New Business; Procedures of Special Meetings Requested by Stockholders
Our bylaws provide that nominations of persons for election to our Board and the proposal of business to be considered by stockholders at the annual or special meeting of stockholders may be made only:
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pursuant to our notice of the meeting;

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by or at the direction of our Board; or

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by a stockholder who was a stockholder at the time the notice of meeting was given and is entitled to vote at the meeting and who has complied with the advance notice procedures, including the minimum time period, described in the bylaws.

Our bylaws also provide that only the business specified in our notice of meeting may be brought before a special meeting of stockholders. Our bylaws provide that our stockholders have the right to call a special meeting only upon the written request of the stockholders holding in the aggregate not less than 25% of the outstanding shares entitled to vote on the business proposed to be transacted at such meeting.
Proxy Access
Our bylaws permit any stockholder or group of up to 25 stockholders (counting as one stockholder, for purposes of the aggregation limit, any two or more funds that are part of the same qualifying fund group, as such term is defined in our bylaws) who have maintained continuous qualifying ownership of 3% or more of our outstanding common stock of all classes entitled to vote for at least the previous three years to include up to a specified number of director nominees in our proxy materials for an annual meeting of stockholders. If a group of stockholders is aggregating its shareholdings in order to meet the 3% ownership requirement, the ownership of the group will be determined by aggregating the lowest number of shares continuously owned by each member during the three-year holding period. A nominating stockholder is considered to own only the shares for which the stockholder possesses the full voting and investment rights and the full economic interest (including the opportunity for profit and risk of loss). Under this provision, borrowed or hedged shares do not count as “owned” shares. Furthermore, to the extent not otherwise excluded pursuant to this definition of ownership, a nominating stockholder’s “short position” as defined in Rule 14e-4 under the Exchange Act is deducted from the shares otherwise “owned.” Loaned shares are counted toward the ownership requirement, provided that certain recall requirements described in our bylaws are met.
The maximum number of stockholder nominees permitted under the proxy access provisions of our bylaws shall not exceed the greater of (i) two or (ii) 20% of the directors in office as of the last day a notice of nomination may be timely received. If the 20% calculation does not result in a whole number, the maximum number of stockholder nominees is the closest whole number below 20%. If one or more vacancies occurs for any reason after the nomination deadline and our Board decides to reduce the size of our Board in connection therewith, the 20% calculation will be applied to the reduced size of our Board, with the potential result that a stockholder nominee may be disqualified. Stockholder-nominated candidates whose nomination is withdrawn or whom our Board determines to include in our proxy materials as board- nominated candidates will be counted against the 20% maximum. In addition, any director in office as of the nomination deadline who was included in our proxy materials as a stockholder nominee for either of the two preceding annual meetings and whom our Board decides to renominate for election to our Board also will be counted against the 20% maximum.
Notice of a nomination pursuant to the proxy access provisions of our bylaws must be received no earlier than 150 days and no later than 120 days before the anniversary of the date that we distributed our proxy statement for the previous year’s annual meeting of stockholders. The proxy access provisions of our bylaws require certain disclosure, representations and agreements to be provided or made by nominating stockholders and contain certain other procedural provisions.
A stockholder nominee will not be eligible for inclusion in our proxy materials (i) if any stockholder has nominated a person pursuant to the advance notice provision of our bylaws, (ii) if the nominee would not be independent, (iii) if the nominee’s election would cause us to violate our bylaws, our charter or any applicable listing standards, laws, rules or regulations, (iv) if the nominee is or has been an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, within the past three years, or (v) if the nominee or the stockholder who nominated him or her has provided false and misleading information to us or otherwise breached any of its or their obligations, representations or agreements under the proxy access provisions of our bylaws. Stockholder nominees who are included in our proxy materials but subsequently withdraw from or become ineligible or unavailable for election at the meeting or do not receive at least 10% of the votes cast in the election will be ineligible for nomination under the proxy access provisions of our bylaws for the next two annual meetings. A nomination made under the proxy access provisions of our bylaws will be disregarded at the annual meeting under certain circumstances described in our bylaws.
Anti-Takeover Effect of Provisions of Maryland Law and of the Charter and Bylaws
The provisions in the charter on removal of directors, the business combinations and control share acquisition provisions of Maryland law (if we elect to become subject to such provisions), the unsolicited takeover provisions of Maryland law (if we elect to become subject to such provisions) and the provisions of our bylaws relating to advance notice, proxy access and stockholder-requested special meetings may delay, defer or prevent a change of control or other transaction in which holders of some, or a majority, of the Class A-1 common stock might receive a premium for their Class A-1 common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.
No Stockholder Rights Plan
We do not currently have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (i) the approval of our stockholders by a majority of the votes cast on the matter or (ii) seeking ratification from our stockholders by a majority of the votes cast on the matter within 12 months of adoption of the plan if our Board determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.
Stockholder Action by Written Consent
The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter permits stockholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws provide that any action required or permitted to be taken at any meeting of the holders of common stock entitled to vote generally in the election of directors may be taken without a meeting if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders. Notwithstanding the foregoing, our bylaws also provide that prior to the date on which the Healthpeak entities cease to own more than 50% of the outstanding shares of common stock, our stockholders may act by less than unanimous consent without a meeting if a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders is delivered to us in accordance with the MGCL. We will be required to give notice of any action taken by less than unanimous consent to each stockholder not later than ten days after the effective time of such action. Therefore, our bylaws will eliminate the right of stockholders to act by less than unanimous written consent without a meeting following the first date on which Healthpeak ceases to own a majority of our outstanding shares of common stock.
Exclusive Forum
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, any Circuit Court in the State of Maryland, or, if such state court does not have jurisdiction, the United States District Court for the State of Maryland, will, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, other than actions arising under federal securities laws (b) any Internal Corporate Claim, as such term is defined in the MGCL, including, without limitation, (i) any action asserting a claim based on an alleged breach of any duty owed by any of our directors, officers or other employees (if any) to us or to our stockholders or (ii) any action asserting a claim against us or any of our directors, officers or other employees (if any) arising pursuant to any provision of the MGCL or our charter or bylaws, or (c) any other action asserting a claim that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act. Although our bylaws do not expressly address claims arising under the Exchange Act or any other claims for which federal courts have exclusive jurisdiction, our choice of forum bylaw would not apply to such claims. Although our bylaws will contain the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Although we believe these bylaw provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees (if any), which may discourage such lawsuits against us and our directors, officers and other employees (if any).
Limitation of Liability and Indemnification
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages. However, a Maryland corporation may not limit liability resulting from actual receipt of an improper benefit or profit in money, property or services. Also, liability resulting from active and deliberate dishonesty may not be eliminated if a final judgment establishes that the dishonesty is material to the cause of action. Our charter contains a provision which limits the liability of directors and officers for money damages to the maximum extent permitted by Maryland law. This provision does not limit our right or that of our stockholders to obtain equitable relief, such as an injunction or rescission.
Our bylaws require us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination as to the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before final disposition of a proceeding to:
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any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his service in that capacity; or

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any individual who, while one of our directors or officers and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his service in that capacity.
The bylaws authorize us, with the approval of our Board, to provide indemnification and advancement of expenses to our agents and employees.
Unless limited by a corporation’s charter, Maryland law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding. Our charter does not alter this requirement.
Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against:
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judgments;

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penalties;

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fines;

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settlements; and

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reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or other capacities.

Maryland law does not permit a corporation to indemnify its present and former directors and officers if it is established that:
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the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

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the director or officer actually received an improper personal benefit in money, property or services; or

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in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation generally may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or on behalf of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
Maryland law permits a corporation to advance reasonable expenses to a director or officer. First, however, the corporation must receive a written affirmation by the director or officer of his good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation. The corporation must also receive a written undertaking, either by the director or officer or on his behalf, to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.
We have entered into indemnification agreements with each of our directors and executive officers as described in “Management — Indemnification.”
It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

SHARES ELIGIBLE FOR FUTURE SALE
General
Upon the completion of this offering, we expect to have outstanding 231,972,996 shares of our Class A-1 common stock (or 234,372,996 shares if the underwriters’ option to purchase additional shares of our Class A-1 common stock is exercised in full). In addition, a total of 75,917,780 shares of our Class A-1 common stock are issuable upon exchange of common units outstanding as of the date of this prospectus. Upon an exchange of common units for cash or, at our election, shares of our Class A-1 common stock pursuant to the operating agreement of our operating company, an equivalent number of shares of Class A-2 common stock will be automatically transferred to us and canceled and retired. See “Description of Janus Living OP, LLC’s Operating Agreement.”
Of these shares, all of the shares of our Class A-1 common stock sold in this offering will be, and the 48,300,000 shares of our Class A-1 common stock sold in our initial public offering and the 28,750,000 shares of our Class A-1 common stock sold in our public offering in June 2026 are, freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter. Approximately 59.9% (or 59.2% if the underwriters’ option to purchase additional shares of our Class A-1 common stock is exercised in full) of the aggregate shares of Class A-1 common stock that will be outstanding immediately upon completion of this offering are subject to lock-up agreements.
Our Class A-1 common stock is listed on the NYSE under the symbol “JAN.” No assurance can be given as to (1) the likelihood that an active market for Class A-1 common stock will continue, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class A-1 common stock (including shares of our Class A-1 common stock issued upon the exchange of common units), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A-1 common stock. See “Risk Factors — Risks Related to this Offering and Ownership of Shares of Our Class A-1 Common Stock.”
For a description of certain restrictions on ownership and transfer of shares of our Class A-1 common stock held by certain of our stockholders, see “Description of Our Capital Stock — Restrictions on Ownership and Transfer.”
Rule 144
In general, under Rule 144 as currently in effect, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
An affiliate of ours who has beneficially owned shares of our Class A-1 common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:
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1% of the shares of our Class A-1 common stock then outstanding, which we expect will equal approximately 2,319,730 shares immediately after this offering (or 2,343,730 shares if the underwriters exercise their option to purchase additional shares in full); or

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the average weekly trading volume of our Class A-1 common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports during that time period. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
Generally, an employee, officer, director or qualified consultant of ours who purchased shares of our common stock, or who holds options, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not deemed to have been an affiliate of ours during the immediately preceding 90 days may generally sell those securities without having to comply with the current public information and minimum holding period requirements of Rule 144. These persons who are our affiliates may generally sell those securities under Rule 701 without having to comply with Rule 144’s minimum holding period restriction.
Lock-up Agreements
In addition to the limits placed on the sale of our Class A-1 common stock by operation of Rule 144, Rule 701 and other provisions of the Securities Act, in connection with our initial public offering, Healthpeak, our Manager, our executive officers, our directors and substantially all of our other then-existing stockholders agreed not to sell or transfer any shares of our Class A-1 common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our Class A-1 common stock (including common units), for 365 days (or 180 days in the case of our independent directors who are not affiliated with Healthpeak) after March 19, 2026, without first obtaining the written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. In addition, in connection with this offering, we and our independent directors who are not affiliated with Healthpeak have agreed to similar restrictions for 90 days after the date of this prospectus. See “Underwriting.”
BofA Securities, Inc. and J.P. Morgan Securities LLC have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any shares subject to a lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, BofA Securities, Inc. and J.P. Morgan Securities LLC will consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our Class A-1 common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.
Registration Rights Agreement
We have entered into a registration rights agreement with Healthpeak, pursuant to which we granted it certain “demand” registration rights and “piggyback” registration rights, including rights to demand that we undertake a public offering of shares of our Class A-1 common stock for our own account and use the net proceeds from such offering to purchase or redeem shares of Class A-1 common stock or common units held by Healthpeak, with respect to 214,734,026 shares of Class A-1 common stock, including 75,917,780 shares of Class A-1 common stock issuable upon redemption of 75,917,780 common units. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain material U.S. federal income tax considerations regarding our election to be taxed as a REIT and this offering and the ownership and disposition of our Class A-1 common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only Janus Living, Inc. and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:
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the Code;

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current, temporary and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”);

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the legislative history of the Code;

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administrative interpretations and practices of the IRS; and

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court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof. Potential tax reforms may result in significant changes to the rules governing U.S. federal income taxation. New legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may significantly and adversely affect our ability to qualify as a REIT, the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in us, including those described in this discussion. Moreover, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. Any such changes could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the purchase, ownership or disposition of our Class A-1 common stock, or our election to be taxed as a REIT.
You are urged to consult your tax advisors regarding the tax consequences to you of:
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the purchase, ownership and disposition of our Class A-1 common stock, including the U.S. federal, state, local, non-U.S. and other tax consequences;

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our election to be taxed as a REIT for U.S. federal income tax purposes; and

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potential changes in applicable tax laws.

Taxation of Our Company
General.   We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ending December 31, 2026. We intend to be organized and to operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we will be organized or will be able to operate in a manner so as to qualify or remain qualified as a REIT. See “— Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT.
Latham & Watkins LLP has acted as our tax counsel in connection with this prospectus and our intended election to be taxed as a REIT. Latham & Watkins LLP will render an opinion to us, as of the date of this prospectus, to the effect that, commencing with our taxable year ending December 31, 2026, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.
Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay U.S. federal income tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:
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First, we will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed capital gain.

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Second, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “— Foreclosure Property.”

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Third, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

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Fourth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

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Fifth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because specified cure provisions are met, we will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

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Sixth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.
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Seventh, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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Eighth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then we generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.

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Ninth, our subsidiaries that are C corporations and are not qualified REIT subsidiaries, including our TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

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Tenth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” as described below under “— Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to us or on our behalf.

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Eleventh, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the stockholder in our Class A-1 common stock.

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Twelfth, if we fail to comply with the requirement to send annual letters to our stockholders holding at least a certain percentage of our stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or is due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

We and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on our assets and operations.
From time to time, we may own properties in other countries, which may impose taxes on our operations within their jurisdictions. To the extent possible, we will structure our activities to minimize our non-U.S. tax liability. However, there can be no assurance that we will be able to eliminate our non-U.S. tax liability or reduce it to a specified level. Furthermore, as a REIT, both we and our stockholders will derive little or no benefit from foreign tax credits arising from those non-U.S. taxes.
Requirements for Qualification as a REIT.   The Code defines a REIT as a corporation, trust or association:
(1)
that is managed by one or more trustees or directors;

(2)
that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)
that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)
that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)
that is beneficially owned by 100 or more persons;

(6)
not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)
that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.
We believe that we have been organized and have operated in a manner that has allowed us, and will continue to allow us, to satisfy conditions (1) through (7), inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to our capital stock is contained in the discussion in the Prospectus under the headings “Description of Our Capital Stock — Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, then except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “— Failure to Qualify.”
In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.
Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.   In the case of a REIT that is a partner in a partnership (for purposes of this discussion, references to “partnership” include a limited liability company treated as a partnership for U.S. federal income tax purposes, and references to “partner” include a member in such a limited liability company), Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or disregarded entity for U.S. federal income tax purposes in which we own an interest is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the U.S. federal income taxation of partnerships is set forth below in “— Tax Aspects of Our Operating Company and the Subsidiary Partnerships and Limited Liability Companies.”
We generally have control of our operating company and the subsidiary partnerships and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.
We may from time to time own and operate certain properties through wholly owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Asset Tests.”
Ownership of Interests in TRSs.   We and our operating company own interests in one or more companies that have elected, together with us, to be treated as our TRSs, and we may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than directly or indirectly operating or managing a lodging or health care facility, or directly or indirectly providing to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or health care facility is operated, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the TRS. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “— Asset Tests.” Taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. See “—Annual Distribution Requirements.” While not certain, this provision may limit the ability of our TRSs to deduct interest, which could increase their taxable income.
Ownership of Interests in Subsidiary REITs.   We may acquire direct or indirect interests in one or more entities that have elected or will elect to be taxed as REITs under the Code (each, a “Subsidiary REIT”). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT’s failure to qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.
Income Tests.   We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, certain foreign currency gains and discharge of indebtedness) from investments relating to real property or mortgages on real property, including “rents from real property,” dividends from other REITs and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.
Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:
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The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property if we earned such amounts directly;

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Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a TRS; and

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We generally may not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a TRS (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants, without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

A portion of our rental income is derived from leases of health care properties to our TRSs. In order for the rent payable under each of these leases to constitute “rents from real property,” each lease must be respected as a true lease for U.S. federal income tax purposes and must not be treated as a service contract, joint venture, or some other type of arrangement. We believe that each such lease is a true lease for U.S. federal income tax purposes. However, this determination is inherently a question of fact, and we cannot assure you that the IRS will not successfully assert a contrary position. If any lease is not respected as a true lease, part or all of the payments that we receive as rent from our TRS with respect to such lease may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we may not be able to satisfy either the 75% or 95% gross income test and, as a result, could fail to qualify as a REIT.
Also, our TRSs may not operate or manage a health care property or provide rights to any brand name under which any health care property is operated. However, rents we receive from a lease of a health care property to our TRS will constitute “rents from real property” if the following conditions are satisfied:
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First, the health care property must be a “qualified health care property.” A qualified health care property is any real property (including interests therein), and any personal property incident to such real property, which is (or is necessary or incidental to the use of) a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in Medicare with respect to such facility; and

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Second, the health care property must be managed by an “eligible independent contractor.” An eligible independent contractor is an independent contractor that, at the time the management contract is entered into, is actively engaged in the trade or business of operating qualified health care properties for any person not related to us or any of our TRSs. For this purpose, an independent contractor means any person (i) that does not own (taking into account relevant attribution rules) more than 35% of our capital stock, and (ii) with respect to which no person or group owning directly or indirectly (taking into account relevant attribution rules) 35% or more of our capital stock owns 35% or more directly or indirectly (taking into account relevant attribution rules) of the ownership interest.

We believe each health care property that we lease to our TRSs is a qualified health care property, and each health care property manager engaged by our TRSs to manage each health care property is an eligible independent contractor. Furthermore, while we will monitor the activities of the eligible independent contractors to maximize the value of our health care property investments, neither we nor our TRS lessees will directly or indirectly operate or manage our health care properties. Thus, we believe that the rents we derive from our TRSs with respect to the leases of our health care properties will qualify as “rents from real property.”
We generally do not intend, and, as the managing member of our operating company, we do not intend to permit our operating company, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we generally have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.
Income we receive that is attributable to the rental of parking spaces at the properties generally will constitute rents from real property for purposes of the gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a TRS, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces will meet these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.
From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.
From time to time we may invest in additional entities or properties located outside the United States, through a TRS or otherwise. These acquisitions could cause us to incur foreign currency gains or losses. Any foreign currency gains, to the extent attributable to specified items of qualifying income or gain, or specified qualifying assets, however, generally will not constitute gross income for purposes of the 75% and 95% gross income tests, and therefore will be excluded from these tests.
To the extent our TRSs pay dividends or interest, our allocable share of such dividend or interest income will qualify under the 95%, but (subject to certain exceptions) not the 75%, gross income test. Notwithstanding the foregoing, our allocable share of such interest would also qualify under the 75% gross income test to the extent the interest is paid on a loan that is adequately secured by real property.
We will monitor the amount of the dividend and other income from our TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code.
We generally may make use of the relief provisions if:
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following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•
our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. See “— Failure to Qualify” below. As discussed above in “— General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.
Prohibited Transaction Income.   Any gain that we realize on the sale of property (other than any foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating company, either directly or through its subsidiary partnerships, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the managing member of our operating company, we intend to cause our operating company to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We do not intend, and do not intend to permit our operating company or its subsidiary partnerships, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating company or its subsidiary partnerships are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to regular U.S. federal corporate income tax.
Penalty Tax.   Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.
We do not believe we have been, and do not expect to be, subject to this penalty tax, although any rental or service arrangements we enter into from time to time may not satisfy the safe harbor provisions referenced above.
Currently, certain of our TRSs provide services to certain of our tenants and may pay us rent and, from time to time, we may enter into additional leases or arrangements with our TRSs to provide services to our tenants. We believe we have set, and we intend to set in the future, any fees paid to our TRSs for such services, and any rent payable to us by our TRSs, at arm’s length rates, although the amounts paid may not satisfy the safe harbor provisions referenced above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on any overstated rents paid to us, or any excess deductions or understated income of our TRSs.
Asset Tests.   At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property or on both real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.
Second, not more than 25% of the value of our total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test.
Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and TRSs, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code. From time to time we may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a TRS. We intend that our ownership of any such securities will be structured in a manner that allows us to comply with the asset tests described above.
Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more TRSs. We and our operating company own interests in companies that have elected, together with us, to be treated as our TRSs, and we may acquire securities in additional TRSs in the future. So long as each of these companies qualifies as a TRS of ours, we will not be subject to the 5% asset test, the 10% voting power limitation or the 10% value limitation with respect to our ownership of the securities of such companies. We believe that the aggregate value of our TRSs has not exceeded, and in the future will not exceed, 25% of the aggregate value of our gross assets. We generally do not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.
Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).
In addition, we may own or acquire certain mezzanine loans secured by equity interests in pass-through entities that directly or indirectly own real property. Revenue Procedure 2003-65 (the “Revenue Procedure”) provides a safe harbor pursuant to which mezzanine loans meeting the requirements of the safe harbor will be treated by the IRS as real estate assets for purposes of the REIT asset tests. In addition, any interest derived from such mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75% gross income test (described above). Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. The mezzanine loans that we own or acquire may not meet all of the requirements of the safe harbor. Accordingly, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test (described above).
The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or qualified REIT subsidiary) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership that owns such securities). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to, or the redemption of other partners’ or members’ interests in, a partnership in which we have an ownership interest. Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.
Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.
Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our operating company’s overall interest in an issuer (including in a TRS). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.
Annual Distribution Requirements.   To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of:
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90% of our REIT taxable income; and

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90% of our after-tax net income, if any, from foreclosure property; minus

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the excess of the sum of certain items of non-cash income over 5% of our REIT taxable income.

For these purposes, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like- kind exchange that is later determined to be taxable.
In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, within the five-year period following our acquisition of such asset, as described above under “— General.”
Except as provided below, a taxpayer’s deduction for net business interest expense will generally be limited to 30% of its taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years, subject to special rules applicable to partnerships. If we or any of our subsidiary partnerships are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. If such election is made, although we or such subsidiary partnership, as applicable, would not be subject to the interest expense limitation described above, depreciation deductions may be reduced and, as a result, our REIT taxable income for a taxable year may be increased.
We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential — i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential dividend limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that we are, and expect we will continue to be, a publicly offered REIT. However, Subsidiary REITs we may own from time to time may not be publicly offered REITs. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay regular U.S. federal corporate income tax on the undistributed amount. We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the operating agreement of our operating company authorizes us, as the managing member of our operating company, to take such steps as may be necessary to cause our operating company to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our U.S. federal corporate income tax obligation.
We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving our cash.
Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In that case, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.
Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which U.S. federal corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.
For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.
Like-Kind Exchanges.   We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.
Tax Liabilities and Attributes Inherited in Connection with Acquisitions.   In connection with our formation transactions and from time to time, we or our operating company may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historical tax attributes and liabilities of such entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay the built-in gain tax described above under “— General.” In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation’s earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity’s unpaid taxes even though such liabilities arose prior to the time we acquired the entity.
Moreover, we or one of our subsidiaries have in connection with our formation transactions and may from time to time acquire other REITs through a merger or acquisition. If any such REIT failed to qualify as a REIT for any of its taxable years, such REIT would be liable for (and we or our subsidiary, as applicable, as the surviving corporation in the merger or acquisition, would be obligated to pay) regular U.S. federal corporate income tax on its taxable income for such taxable years. In addition, if such REIT was a C corporation at the time of the merger or acquisition, the tax consequences described in the preceding paragraph generally would apply. If such REIT failed to qualify as a REIT for any of its taxable years, but qualified as a REIT at the time of such merger or acquisition, and we acquired such REIT’s assets in a transaction in which our tax basis in the assets of such REIT is determined, in whole or in part, by reference to such REIT’s tax basis in such assets, we generally would be subject to tax on the built-in gain on each asset of such REIT as described above if we were to dispose of the asset in a taxable transaction during the five-year period following such REIT’s requalification as a REIT, subject to certain exceptions. Moreover, even if such REIT qualified as a REIT at all relevant times, we would similarly be liable for other unpaid taxes (if any) of such REIT (such as the 100% tax on gains from any sales treated as “prohibited transactions” as described above under “— Prohibited Transaction Income”).
Furthermore, after our acquisition of another corporation or entity, the asset and income tests will apply to all of our assets, including the assets we acquire from such corporation or entity, and to all of our income, including the income derived from the assets we acquire from such corporation or entity. As a result, the nature of the assets that we acquire from such corporation or entity and the income we derive from those assets may have an effect on our tax status as a REIT.
Foreclosure Property.   The foreclosure property rules permit us (by our election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, we would be subject to regular U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends we would be required to distribute to stockholders. See “— Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.
Foreclosure property treatment (other than for qualified health care property) is available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. Foreclosure property treatment for qualified health care property is available for an initial period of two years and may, in certain circumstances, be extended for an additional four years. However, foreclosure property treatment will end on the first day on which we enter into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent).
Failure to Qualify.   If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax, on our taxable income. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate stockholders may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.
Tax Aspects of Our Operating Company and the Subsidiary Partnerships and Limited Liability Companies
General.   All of our investments are held indirectly through our operating company. In addition, our operating company holds certain of its investments indirectly through subsidiary partnerships and limited liability companies that we believe are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners of such partnerships are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership. We will include in our income our share of these partnership items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by these partnerships based on our capital interests in each such entity. See “— Taxation of Our Company — Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.” A disregarded entity is not treated as a separate entity for U.S. federal income tax purposes, and all assets, liabilities and items of income, gain, loss, deduction and credit of a disregarded entity are treated as assets, liabilities and items of income, gain, loss, deduction and credit of its parent that is not a disregarded entity for all purposes under the Code, including all REIT qualification tests.
Entity Classification.   Our interests in our operating company and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities for U.S. federal income tax purposes. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating company or any subsidiary partnership will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “— Taxation of Our Company — Asset Tests” and “— Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “— Taxation of Our Company — Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating company or a subsidiary treated as a partnership or disregarded entity to a corporation might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe that our operating company and each of the subsidiary partnerships and limited liability companies are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes.
Allocations of Items of Income, Gain, Loss and Deduction.   A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) generally will determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of our operating company and any subsidiaries that are treated as partnerships for U.S. federal income tax purposes are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.
Tax Allocations With Respect to the Properties.   Under Section 704(c) of the Code, items of income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
Some of the partnerships in which we own an interest were formed by way of contributions of appreciated property. In addition, our operating company may, from time to time, acquire interests in property in exchange for interests in our operating company. The relevant partnership and/or limited liability company agreements of our operating company and our subsidiary partnerships require that allocations be made in a manner consistent with Section 704(c) of the Code. Section 704(c) of the Code provides partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method we have agreed to or choose in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of our operating company or subsidiary partnerships could cause us to be allocated less depreciation or more gain on sale with respect to a contributed property than the amounts that would have been allocated to us if we had instead acquired the contributed property with an initial tax basis equal to its fair market value. Such allocations might adversely affect our ability to comply with the REIT distribution requirements. See “— Taxation of Our Company — Requirements for Qualification as a REIT” and “— Annual Distribution Requirements.”
Any property acquired by a subsidiary partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.
Partnership Audit Rules.   Under current tax law, and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that these rules could result in partnerships in which we directly or indirectly invest, including our operating company, being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Investors are urged to consult their tax advisors with respect to these rules and their potential impact on their investment in our Class A-1 common stock.
Material U.S. Federal Income Tax Consequences to Holders of Our Class A-1 Common Stock
The following discussion is a summary of certain material U.S. federal income tax consequences to you of purchasing, owning and disposing of our Class A-1 common stock. This discussion is limited to holders who hold our Class A-1 common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the alternative minimum tax. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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persons holding our Class A-1 common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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REITs or regulated investment companies;

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brokers, dealers or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A-1 common stock being taken into account in an applicable financial statement;

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persons deemed to sell our Class A-1 common stock under the constructive sale provisions of the Code;

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tax-qualified retirement plans; and

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persons who hold or receive our Class A-1 common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A-1 COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A-1 common stock that, for U.S. federal income tax purposes, is or is treated as:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our Class A-1 common stock that is neither a U.S. holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A-1 common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A-1 common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
Taxation of Taxable U.S. Holders of Our Class A-1 Common Stock
Distributions Generally.   Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “— Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “— Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of our capital stock are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our outstanding Class A-1 common stock.
To the extent that we make distributions on our Class A-1 common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder to the extent of the U.S. holder’s adjusted tax basis in such shares of stock. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by such amount, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.
U.S. holders that receive taxable stock distributions, including distributions partially payable in our Class A-1 common stock and partially payable in cash, would be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in our Class A-1 common stock generally is equal to the amount of cash that could have been received instead of the Class A-1 common stock. Depending on the circumstances of a U.S. holder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. holder would have to pay the tax using cash from other sources. If a U.S. holder sells the Class A-1 common stock it received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. holder could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. holder that receives Class A-1 common stock pursuant to such distribution generally has a tax basis in such Class A-1 common stock equal to the amount of cash that could have been received instead of such Class A-1 common stock as described above, and has a holding period in such Class A-1 common stock that begins on the day immediately following the payment date for the distribution.
Capital Gain Dividends.   Dividends that we properly designate as capital gain dividends will generally be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in our stockholders’ long-term capital gains, based on the allocation of the capital gain amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.
Retention of Net Capital Gains.   We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:
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include its pro rata share of our undistributed capital gain in computing its long-term capital gains in its U.S. federal income tax return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

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be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;

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receive a credit or refund for the amount of tax deemed paid by it;

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increase the adjusted tax basis of its Class A-1 common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

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in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations.   Distributions we make and gain arising from the sale or exchange of our Class A-1 common stock by a U.S. holder will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of our Class A-1 common stock and income designated as qualified dividend income, as described in “— Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.
Dispositions of Our Class A-1 Common Stock.   If a U.S. holder sells or disposes of shares of our Class A-1 common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such Class A-1 common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of Class A-1 common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains. The deductibility of capital losses is subject to limitations.
Tax Rates.   The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its TRSs) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. In addition, non-corporate U.S. holders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations.
Taxation of Tax-Exempt Holders of Our Class A-1 Common Stock
Dividend income from us and gain arising upon a sale of shares of our Class A-1 common stock generally should not be unrelated business taxable income (“UBTI”) to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.
For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.
Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our Class A-1 common stock is (and, we anticipate, will continue to be) publicly traded, we cannot guarantee that this will always be the case.
Taxation of Non-U.S. Holders of Our Class A-1 Common Stock
The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our Class A-1 common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the purchase, ownership and disposition of shares of our Class A-1 common stock, including any reporting requirements.
Distributions Generally.   Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by us of United States real property interests (“USRPIs”) nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.
Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:
(1)   a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or
(2)   the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.
Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s Class A-1 common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such Class A-1 common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.
Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests.   Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

(1)   the investment in our Class A-1 common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as a U.S. holder would be with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or
(2)   the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. We also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to certain “qualified foreign pension funds” or entities all of the interests of which are held by such “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Retention of Net Capital Gains.   Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our Class A-1 common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.
Sale of Our Class A-1 Common Stock.   Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our Class A-1 common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our Class A-1 common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain ownership rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” ownership by non- United States persons generally will be determined by looking through certain pass-through entities and U.S.

corporations, including non-public REITs and certain non-public foreign-controlled domestic C corporations, and treating a public qualified investment entity as a non-United States person unless such entity is a “domestically controlled qualified investment entity.” Notwithstanding the foregoing ownership rules, a person who at all applicable times holds less than 5% of a class of a REIT’s stock that is “regularly traded” on an established securities market in the United States is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person or is a foreign-controlled person. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our Class A-1 common stock is (and, we anticipate, will continue to be) publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”
Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells our Class A-1 common stock, gain realized from the sale or other taxable disposition by a non-U.S. holder of such Class A-1 common stock would not be subject to U.S. federal income tax under FIRPTA as a sale of a USRPI if:
(1)   such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and
(2)   such non-U.S. holder owned, actually and constructively, 10% or less of such class of stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.
In addition, dispositions of our Class A-1 common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, dispositions of our Class A-1 common stock by certain “qualified foreign pension funds” or entities all of the interests of which are held by such “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our Class A-1 common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our Class A-1 common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our Class A-1 common stock, a non-U.S. holder may be treated as recognizing gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless such class of stock is “regularly traded” and the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution described in clause (1).
If gain on the sale, exchange or other taxable disposition of our Class A-1 common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our Class A-1 common stock were subject to taxation under FIRPTA, and if shares of our Class A-1 common stock were not “regularly traded” on an established securities market, the purchaser of such Class A-1 common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.
Information Reporting and Backup Withholding
U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our Class A-1 common stock or proceeds from the sale or other taxable disposition of such stock or debt securities (including a redemption or retirement of a debt security). Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:
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the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

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the holder furnishes an incorrect taxpayer identification number;

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the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

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the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders.   Payments of dividends on our Class A-1 common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A-1 common stock paid to the non-U.S. holder, regardless of whether such distributions constitute a dividend or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock or debt securities (including a retirement or redemption of a debt security) within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock or debt securities conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Medicare Contribution Tax on Unearned Income
Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock, interest on debt obligations and capital gains from the sale or other disposition of stock or debt obligations, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our Class A-1 common stock.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A-1 common stock or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our Class A-1 common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A-1 common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock or debt securities on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A-1 common stock.
Other Tax Consequences
State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than income tax. You should consult your tax advisors regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our Class A-1 common stock.

ERISA CONSIDERATIONS
The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA), (b) plans described in Section 4975(e)(1) of the Code, including individual retirement accounts and annuities, (c) any entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (each an “ERISA Plan”) and persons who have certain specified relationships to such ERISA Plans (“Parties-in-Interest” under ERISA and “Disqualified Persons” under the Code). Moreover, based on the reasoning of the United States Supreme Court in John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993), an insurance company’s general account may be deemed to include assets of the ERISA Plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a Party-in-Interest with respect to a Plan by virtue of such investment. In addition, federal, state, local, church and non-U.S. plans may be subject to provisions under federal, state, local or non-U.S. laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). ERISA also imposes certain duties on persons who are fiduciaries of ERISA Plans subject to ERISA, and ERISA and the Code prohibit certain transactions between ERISA Plans and Parties-in-Interest or Disqualified Persons, respectively, with respect to such ERISA Plans, absent an exemption. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
In considering an investment in our Class A-1 common stock by an ERISA Plan or when using the assets of an ERISA plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with Parties-In-Interest or Disqualified Persons unless an exemption is available and its conditions are met. A Party-in-Interest or Disqualified Person who engages in a non- exempt prohibited transaction may be subject to excise taxes under the Code and other penalties and liabilities under ERISA and may result in the loss of tax-exempt status of an Individual Retirement Account involved in the transaction. In addition, the fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to personal liabilities under ERISA.
The United States Department of Labor (the “DOL”) has issued a regulation (29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA) defining what constitutes the assets of an ERISA Plan in the context of its investments (the “Plan Assets Regulation”). The Plan Assets Regulation provide that, as a general rule, the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which an ERISA Plan purchases an “equity interest” will be deemed for purposes of ERISA to be assets of the investing ERISA Plan unless an exception applies. The Plan Assets Regulation define an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Our Class A-1 common stock included in this offering should be treated as “equity interests” for purposes of the Plan Assets Regulation.
The Plan Assets Regulation provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.” Under the Plan Assets Regulation, a “real estate operating company” is defined generally, as an entity: (i) which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost; (ii) invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and (iii) which, in the ordinary course of its business, is engaged directly in real estate management or development activities.
Under the Plan Assets Regulation, a “venture capital operating company” is defined, generally, as an entity that on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost, invested in one or more operating companies with respect to which the entity has management rights, and that, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.
Another exception under the Plan Assets Regulation applies to “publicly offered securities,” which are defined as securities that are: (i) freely transferable; (ii) part of a class of securities that is widely held; and (iii) either part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act, or sold to an ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.
Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Assets Regulation, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes or which would violate any state or federal statute, regulation, court order, judicial decree, or rule of law will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security that are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.
A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.
We expect that our Class A-1 common stock will meet the criteria of the publicly offered securities exception to the look-through rule. First, our Class A-1 common stock should be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon transfer of our Class A-1 common stock are those generally permitted under the Plan Assets Regulation, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to a registered public offering and those owned by officers, directors and other affiliates, and voluntary restrictions to which a selling shareholder has agreed regarding volume limitations.
Second, we expect (although we cannot confirm) that our Class A-1 common stock will be held by 100 or more investors and that at least 100 or more of these investors will be independent of us and of one another.
Third, our Class A-1 common stock included in this offering will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and our Class A-1 common stock will be registered under the Exchange Act.
If, however, none of the exceptions under the Plan Assets Regulation were applicable to us and we were deemed to hold plan assets subject to ERISA or Section 4975 of the Code, such plan assets would include an undivided interest in the assets held by us. In such event, such assets and the persons providing services with respect to such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code.
In addition, if our assets were treated as plan assets: (i) the prudence and other fiduciary responsibility standards of ERISA would apply to certain investments made by us, and (ii) certain of our activities could be deemed to constitute a transaction prohibited under Title I of ERISA or Section 4975 of the Code (e.g., the extension of credit between an ERISA Plan and a Party in Interest or Disqualified Person). Such transactions may, however, be subject to a statutory or administrative exemptions, such as Prohibited Transaction Class Exemption, as amended (“PTCE 84-14”), which exempts certain transactions effected on behalf of an ERISA Plan by a “qualified professional asset manager.”

Whether or not our underlying assets are deemed to include “plan assets” as described above, the acquisition and/or holding of our Class A-1 common stock by an ERISA Plan with respect to which we or an underwriter is considered a Party-In-Interest or a Disqualified Person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of our Class A-1 common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from certain of the prohibited transaction provision of ERISA and Section 4975 of the Code for transactions between ERISA Plans and service providers (or their affiliates) that do not have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the ERISA Plan involved in the transaction, provided that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.
Neither we, nor any underwriter, nor any of our respective affiliates, agents or employees (the “Transaction Parties”) will act as a fiduciary to any ERISA Plan with respect to the ERISA Plan’s decision to invest in Class A-1 common stock, and none of the Transaction Parties is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with any ERISA Plan’s acquisition of Class A-1 common stock. Each fiduciary or other person with investment responsibilities over the assets of an ERISA Plan considering an investment in Class A-1 common stock must carefully consider the above factors before making an investment.
In addition, the person making the decision to acquire Class A-1 common stock on behalf of an ERISA Plan (the “Plan Fiduciary”) from a Transaction Party will be deemed to have represented and warranted that (1) none of the Transaction Parties has provided or will provide advice with respect to the acquisition of Class A-1 common stock by the ERISA Plan; and (2) the acquisition, holding and disposition of our Class A-1 common stock will not constitute a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or Similar Law.
Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, each plan fiduciary should consult with its counsel with respect to the potential applicability of ERISA and the Code to such investment or similar rules that may apply to plans subject to Similar Law. Each plan fiduciary should also determine on its own whether any exceptions or exemptions are necessary and applicable and whether all conditions of any such exceptions or exemptions have been satisfied.
Moreover, each ERISA Plan fiduciary should determine whether, under the general fiduciary standards of investment prudence and diversification, acquiring Class A-1 common stock is appropriate for the ERISA Plan, taking into account the overall investment policy of the ERISA Plan and the composition of the ERISA Plan’s investment portfolio.
The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice.

UNDERWRITING
BofA Securities, Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our operating company, our Manager and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our Class A-1 common stock set forth opposite its name below.
Underwriter	Number of Shares
BofA Securities, Inc.	4,163,441
J.P. Morgan Securities LLC	3,330,753
Wells Fargo Securities, LLC	2,831,140
BNP Paribas Securities Corp.	746,667
Credit Agricole Securities (USA) Inc.	746,667
Mizuho Securities USA LLC	746,667
Morgan Stanley & Co. LLC	746,667
RBC Capital Markets, LLC	746,667
Scotia Capital (USA) Inc.	746,667
Truist Securities, Inc.	746,667
BTIG, LLC	74,667
Citizens JMP Securities, LLC	74,667
Huntington Securities, Inc.	74,667
M&T Securities, Inc.	74,667
Samuel A. Ramirez & Company, Inc.	37,333
Raymond James & Associates, Inc.	37,332
Roberts & Ryan, Inc.	37,332
SMBC Nikko Securities America, Inc.	37,332
Total	16,000,000
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of Class A-1 common stock sold under the underwriting agreement if any of these shares of Class A-1 common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We and our operating company have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering shares of our Class A-1 common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares of Class A-1 common stock to the public at the public offering price set forth on the front cover of this prospectus and to dealers at that price less a concession not in excess of $0.6090 per share. After the offering, the public offering price, concession or any other term of this offering may be changed. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our Class A-1 common stock.
	Per Share	Without Option	With Option
Public offering price	$29.00	$464,000,000	$533,600,000
Underwriting discount	$1.0875	$17,400,000	$20,010,000
Proceeds, before expenses, to us	$27.9125	$446,600,000	$513,590,000
The expenses of this offering, not including the underwriting discount, are estimated at $1.3 million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering in an amount up to $1.3 million. We have also agreed to reimburse the underwriters for certain of their expenses up to an amount of $30,000 relating to the clearance of this offering with the Financial Industry Regulatory Authority.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,400,000 additional shares of our Class A-1 common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our Class A-1 common stock proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
In connection with our initial public offering, Healthpeak, our Manager, our executive officers, our directors, and substantially all of our other then-existing stockholders (each, a “lock-up signatory”) agreed not to sell or transfer any shares of our Class A-1 common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our Class A-1 common stock (including common units), for 365 days (or 180 days in the case of our independent directors who are not affiliated with Healthpeak) after March 19, 2026, without first obtaining the written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. In addition, in connection with this offering, we and our independent directors who are not affiliated with Healthpeak have agreed to similar restrictions for 90 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
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offer, pledge, sell or contract to sell any shares of our Class A-1 common stock,

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sell any option or contract to purchase any shares of our Class A-1 common stock,

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purchase any option or contract to sell any shares of our Class A-1 common stock,

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grant any option, right or warrant for the sale of any shares of our Class A-1 common stock,

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lend or otherwise dispose of or transfer any shares of our Class A-1 common stock,

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request or demand that we file or make a confidential submission of a registration statement related to the shares of our Class A-1 common stock, or

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enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any shares of our Class A-1 common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to shares of our Class A-1 common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our Class A-1 common stock. It also applies to shares of our Class A-1 common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
The restrictions applicable to us described in the immediately preceding paragraphs do not apply to:
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the sale of the shares offered hereby to the underwriters;

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any shares of Class A-1 common stock or Class A-2 common stock or membership interests in our operating company issued or option granted pursuant to any existing employee benefit plan described in this prospectus;

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non-managing member units exchangeable for any shares of Class A-1 common stock issued by our subsidiaries in connection with the acquisition of properties or interests therein, provided that such units are not exchangeable for Class A-1 common stock for at least one year from the date of issuance and issuances pursuant to this clause shall not in the aggregate exceed 5% of the total number of shares of Class A-1 common stock issued and outstanding immediately following this offering and also that the recipients thereof sign a lock-up agreement substantially in the same form as the lock-up agreement with the underwriters;

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any shares of common stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus;

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shares of Class A-1 common stock issuable, and shares of Class A-2 common stock cancellable, upon the redemption or exchange of non-managing member units of subsidiaries of the Company, including our operating company, outstanding on the date of this prospectus and referred to herein;

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shares of Class A-1 common stock issued under a registration statement or pursuant to an exemption from registration in connection with future business combinations or acquisitions, provided that such issuance does not exceed 5% of the total number of shares of Class A-1 common stock issued and outstanding immediately following the completion of this offering and the recipient thereof signs a lock-up agreement substantially in the same form as the lock-up agreement with the underwriters;

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shares of common stock issued by us to our stockholders of record as of the record date as part of a distribution to maintain our qualification as a REIT or to avoid the payment of federal or state income or excise taxes; or

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membership interests in our operating company issued to us.

In addition, the restrictions applicable to lock-up signatories described above do not apply to, subject in certain cases to various conditions, to certain transactions, including transfers:
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as a bona fide gift or gifts to a charitable organization or educational institution, or for bona fide estate planning purposes;

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by will, testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up signatory;

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by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement;

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pursuant to an order of a court or regulatory agency having jurisdiction over the lock-up signatory;

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to any corporation, partnership, limited liability company or other entity of which the lock-up signatory or the immediate family of the lock-up signatory are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

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to any immediate family member or any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the lock-up signatory or one or more immediate family members of the lock-up signatory, or if the lock-up signatory is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

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if the lock-up signatory is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up signatory, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up signatory or affiliates of the lock-up signatory, or (B) as part of a distribution to limited partners, limited liability company members or stockholders of the lock-up signatory or holders of similar equity interests in the lock-up signatory;

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to us upon the lock-up signatory’s death, disability or termination of employment or other service relationship with us; provided that such shares of Class A-1 common stock were issued to the lock-up signatory pursuant to an agreement or equity award granted pursuant to an employee benefit plan, option, warrant or other right described in this prospectus;
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to us or our operating company pursuant to (A) the exercise on a net issuance basis by the lock-up signatory of any award granted pursuant to our employee benefit plans, or (B) share withholdings to cover applicable taxes in connection with the vesting or settlement of any award granted pursuant to our employee benefit plans;

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to us or our operating company pursuant to any redemption, exchange or conversion right relating to membership interests in our operating company or any equity interests in any other of our subsidiaries, including any cancellation of shares of our Class A-2 common stock in connection with any such redemption, exchange or conversion; or

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pursuant to a bona fide third-party merger, consolidation, tender offer or other similar transaction approved by our Board and made to all holders of Class A-1 common stock involving a change in control of us, provided that if such transaction is not completed, all such lock-up securities shall remain subject to the restrictions described above.

BofA Securities, Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
Listing
Our Class A-1 common stock is listed on the NYSE under the symbol “JAN.”
The underwriters do not expect to sell more than 5% of the shares of our Class A-1 common stock in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization and Short Positions
Until the distribution of the shares of our Class A-1 common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our Class A-1 common stock. However, the representatives may engage in transactions that stabilize the price of shares of our Class A-1 common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with this offering, the underwriters may purchase and sell shares of our Class A-1 common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our Class A-1 common stock described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A-1 common stock or purchasing shares of our Class A-1 common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our Class A-1 common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our Class A-1 common stock made by the underwriters in the open market prior to the completion of this offering.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of shares of our Class A-1 common stock or preventing or retarding a decline in the market price of shares of our Class A-1 common stock. As a result, the price of shares of our Class A-1 common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our Class A-1 common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of certain of the underwriters of this offering are lenders under our revolving credit facility and delayed-draw term loan facility.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, an indirect, wholly owned subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares of our Class A-1 common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer shares of our Class A-1 common stock without disclosure to investors under Chapter 6D of the Corporations Act.
Shares of our Class A-1 common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our Class A-1 common stock must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. Shares of our Class A-1 common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of shares of our Class A-1 common stock offered should conduct their own due diligence on shares of our Class A-1 common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Notice to Prospective Investors in Hong Kong
Shares of our Class A-1 common stock have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the “SFO”) and any rules made thereunder, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of the Laws of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and no advertisement, invitation or document relating to the shares of our Class A-1 common stock has been or will be issued or has been or will be in the possession of any person for the purposes of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A-1 common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of June 23, 2006, as amended (“CISA”), and, accordingly, the shares of our Class A-1 common stock being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, shares of our Class A-1 common stock have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares of our Class A-1 common stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. Shares of our Class A-1 common stock may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to shares of our Class A-1 common stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of shares of our Class A-1 common stock on the SIX Swiss Exchange or any other regulated securities market in Switzerland and, consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in Canada
Shares of our Class A-1 common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.
Any resale of shares of our Class A-1 common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non- Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
LEGAL MATTERS
Certain legal matters, including certain tax matters, will be passed upon for us by Latham & Watkins LLP, New York, New York. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.
Ballard Spahr LLP, Baltimore, Maryland, will pass upon the validity of the shares of our Class A-1 common stock sold in this offering and certain other matters under Maryland law.

EXPERTS
The combined and consolidated financial statements of Janus Living, Inc. as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such combined and consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We maintain a website at www.janusreit.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.
We have filed a registration statement on Form S-11, of which this prospectus constitutes a part, with the SEC under the Securities Act with respect to this offering of shares of our Class A-1 common stock. This prospectus does not contain all of the information set forth in the registration statement, which also includes numerous exhibits and schedules. For further information with respect to our company and the shares of Class A-1 common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and where such document has been filed as an exhibit to the registration statement, each statement is qualified in all respects by reference to the contents of the full document. Our SEC filings, including our registration statement, are available to you, free of charge, on the SEC’s website, www.sec.gov.
We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection through the SEC’s website referred to above.

JANUS LIVING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
These unaudited pro forma combined and consolidated financial statements are prepared pursuant to, and will give pro forma effect for, the contemplated offering of 16,000,000 shares of Class A-1 common stock (the “offering”). These unaudited pro forma combined and consolidated financial statements also give pro forma effect to various other transactions that relate to and were made in connection with the initial public offering (“IPO”) of Janus Living, Inc., a Maryland corporation, on March 23, 2026. On June 2, 2026, we issued and sold an additional 25,000,000 shares of our Class A-1 common stock at a price of $25.00 per share (“June Follow-On Offering”). As part of the June Follow-On Offering, the Company granted the underwriters a 30-day option to purchase up to an additional 3,750,000 shares of Class A-1 common stock, which the underwriters exercised in full on June 22, 2026. The June Follow-On Offering generated total gross proceeds of $719 million, less underwriting discounts of $28 million paid to the underwriters. The effects of the IPO and June Follow-On Offering are reflected in our historical combined and consolidated balance sheet as of June 30, 2026.
As used in these unaudited pro forma combined and consolidated financial statements, unless the context otherwise requires, “we,” “us,” and “our company” means Janus Living, Inc., together with its consolidated subsidiaries. Subsequent to the formation transactions, we hold substantially all of our assets, and conduct substantially all of our operations, through Janus Living OP, LLC, which we refer to as “our operating company.” Janus Living, Inc. is the sole managing member of our operating company.
In connection with the IPO, Healthpeak Properties, Inc., or, together with its consolidated subsidiaries (unless the context otherwise requires), “Healthpeak,” engaged in a series of transactions, which we refer to as the formation transactions. In connection with the formation transactions, Healthpeak transferred, directly or indirectly, cash plus senior housing real estate communities and certain parcels of land for future development to us. As a result of these transactions, Healthpeak received 138,816,246 shares of our Class A-1 common stock and 75,917,780 common units of our operating company. In addition, Healthpeak purchased 75,917,780 shares of our Class A-2 common stock. In light of the foregoing, the combination of entities and assets owned by Healthpeak prior to the formation transactions and such entities’ real estate net assets and related operations are referred to as “our predecessor” or the “predecessor.”
The formation transactions were between entities under common control under the provisions of Accounting Standards Codification 805, Business Combinations (“ASC 805”). As such, the historical financial statements have been retrospectively presented to reflect the combination of accounts relating to the entities and interests comprising our predecessor with our company for all periods presented. Such predecessor’s carve-out basis financial statements that were combined with our company’s historical financial statements are based on the historical carrying amounts recorded by Healthpeak, without regard to the fair value of the assets or liabilities transferred to us, and are referred to as our “combined and consolidated financial statements.”
The unaudited pro forma combined and consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended. The unaudited pro forma combined and consolidated financial statements are presented as if the offering and related use of proceeds and the Subsequent Acquisitions (defined below) had occurred on June 30, 2026 for the unaudited pro forma combined and consolidated balance sheet and (a) the offering, (b) the formation transactions, (c) the Mortgage Settlements (defined below), (d) the JV Buyout, (e) the IPO, (f) the June Follow-On Offering, (g) the Aggregate Acquisitions (defined below) and (h) certain other adjustments had all occurred on January 1, 2025 for the unaudited pro forma combined and consolidated statements of operations.
The unaudited pro forma combined and consolidated financial statements should be read in conjunction with our historical financial statements and the notes thereto, and other financial information and analysis, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this prospectus. The unaudited pro forma combined and consolidated financial statements (i) are based on available information and assumptions that we deem reasonable; (ii) are presented for informational purposes only; (iii) do not purport to represent what our financial condition would actually have been assuming completion of the offering and related use of proceeds described above and the Subsequent Acquisitions had occurred on June 30, 2026 for the unaudited pro forma combined and consolidated balance sheet or results of operations would actually have been assuming completion of the offering and related use of proceeds, the formation transactions, the Mortgage Settlements, the JV Buyout, the IPO, the June Follow-On Offering, the Aggregate Acquisitions, and other adjustments described above had all occurred on January 1, 2025 for the unaudited pro forma combined and consolidated statements of operations; and (iv) do not purport to be indicative of our future results of operations or our financial condition.
Offering Transactions
We will sell 16,000,000 shares of our Class A-1 common stock in the offering and an additional 2,400,000 shares of our Class A-1 common stock if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full. We estimate that the proceeds from the offering, after deducting the underwriting discount and other estimated offering costs, will be approximately $446 million or $514 million if the underwriters exercise their option to purchase 2,400,000 additional shares in full, after deducting underwriting discounts and other estimated offering costs, in each case, based on a public offering price of $29.00 per share. These unaudited pro forma combined and consolidated financial statements assume no exercise by the underwriters of their option to purchase additional shares.
We intend to contribute the proceeds from the offering to our operating company and receive 16,000,000 common units (or 18,400,000 common units if the underwriters exercise their option to purchase up to an additional 2,400,000 shares of our Class A-1 common stock in full) assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same. Following the offering, we will have a 75.3% ownership interest in the operating company (or 75.5% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), with Healthpeak holding a 24.6% ownership interest in the operating company (or 24.5% if the underwriters exercise their option to purchase additional shares of our Class A-1 common stock in full), in each case assuming the number of shares offered by us as set forth on the front cover of this prospectus remains the same.
Our operating company expects to use the net proceeds from the offering to pursue acquisition and investment opportunities that meet our investment criteria, including one of the Aggregate Acquisitions, and for general corporate purposes.
Initial Public Offering
We sold 48,300,000 shares of our Class A-1 common stock to public investors in the IPO. The proceeds from the IPO, after deducting the underwriting discount, were approximately $901 million. We contributed the proceeds from the IPO to our operating company and received 48,300,000 common units.
June Follow-On Offering
We sold 28,750,000 shares of our Class A-1 common stock to public investors in the June Follow-On Offering. The proceeds from the June Follow-On Offering, after deducting the underwriting discount, were approximately $691 million. We contributed the proceeds from the June Follow-On Offering to our operating company and received 28,750,000 common units.
Formation Transactions
Pursuant to the formation transactions, the following occurred in connection with the completion of the IPO.
•
We were formed as a Maryland limited liability company on December 2, 2025 and converted to a corporation on January 5, 2026. Our initial capitalization date was December 12, 2025.

•
Our operating company was formed as a Maryland limited liability company on December 22, 2025 and became a wholly-owned subsidiary of Janus Living, Inc. on January 23, 2026. Our operating company was formed for the purpose of being the beneficial owner of the senior housing properties Healthpeak transferred to us in connection with the formation transactions. From inception to the completion of the IPO, activities at the operating company were nominal and limited to those which are incidental to its formation.
•
We are the sole managing member of our operating company.

•
We adopted our charter, and Healthpeak transferred the real estate assets that comprised our initial portfolio to us. As a result of these transactions, Healthpeak received 138,816,246 shares of our Class A-1 common stock and 75,917,780 common units of our operating company.

•
We contributed the real estate assets we received directly in the formation transactions to our operating company in exchange for common units. Following such contributions, the formation transactions, and the IPO described above, we held 187,222,996 common units in our operating company.

•
Healthpeak purchased 75,917,780 shares of Class A-2 common stock.

•
We adopted our Equity Plan to provide equity award opportunities to members of our Manager’s (as defined below) management team and employees who perform services for us, our independent directors and others.

No adjustment was made in the unaudited pro forma combined and consolidated statements of operations for transaction costs incurred in connection with the formation transactions as these amounts are reflected in our historical combined and consolidated statements of operations for the six months ended June 30, 2026 and year ended December 31, 2025. There were no transaction costs related to the formation transactions incurred subsequent to June 30, 2026.
Management Agreement
We entered into a Management Agreement with Healthpeak Investment Management, LLC (“our Manager”) effective upon the completion of the IPO in March 2026. Our Manager manages the day-to-day operations of our company in conformity with our investment guidelines, which may be modified or supplemented by our board of directors from time to time. We pay our Manager an annual management fee equal to $10 million plus or minus the cumulative effect of an annual amount of 0.5% of (i) the gross book value (as determined in accordance with GAAP) of any investment that is the subject of an acquisition, or disposition or (ii) the increase in the gross book value of any investment that was the subject of a capital deployment, in each case, since January 1, 2026; provided, that (A) if our investments have a gross book value in excess of $10.0 billion but less than $20.0 billion as of the determination of a management fee adjustment amount pursuant to the terms of the Management Agreement, such 0.5% will be decreased by 0.1% for each dollar of gross book value of any investment that was the subject of an acquisition or disposition or increase in the gross book value of any investment that was the subject of a capital deployment in excess of $10.0 billion but less than $20.0 billion, and (B) if our investments have a gross book value in excess of $20.0 billion as of the determination of a management fee adjustment amount pursuant to the terms of the Management Agreement, such 0.5% will be decreased by 0.15% for each dollar of gross book value of any investment that was the subject of an acquisition or disposition, or increase in gross book value of any investment that was the subject of a capital deployment, that is in excess of $20.0 billion. For the purposes of determining a management fee adjustment amount, (x) the gross book value of any investment in an unconsolidated joint venture means the gross book value of such investment on the books and records of the joint venture, (y) the gross book value of any investment that was the subject of a capital deployment means the incremental increase in the gross book value of such investment as a result of such capital deployment and (z) the gross book value of any investment that was the subject of an acquisition since January 1, 2026 will not include the investments reflected on the balance sheet of Janus Living, Inc. as of December 31, 2025 included in this registration statement. The management fee is payable in cash but will be reduced by the compensation expense we recognize in connection with the grant of annual equity awards to employees of our Manager under the Equity Plan. Our Management Agreement has an initial term of three years from the date of completion of the IPO with annual renewals unless terminated by us or our Manager pursuant to the terms of the Management Agreement. We will also reimburse our Manager for documented third-party expenses incurred by our Manager in providing services under the Management Agreement, including expenses related to legal, accounting, due diligence and other services. Expenses will be reimbursed in cash on a quarterly or monthly basis, at our Manager’s election. Our historical results prior to the formation transactions include allocations of management, administration, and support costs. We do not have our own employees or systems and these functions are covered by the services provided under the Management Agreement. The pro forma adjustments herein with respect to general and administrative expenses and the Management Agreement reflect (i) the annual management fee expense and (ii) a reduction to general and administrative expenses for historical allocated costs relating to activities that are covered by Healthpeak under the Management Agreement.
In addition to the pro forma combined and consolidated general and administrative expense, on an annual basis, we expect to incur an additional $1 million to $3 million of costs, or total general and administrative expense of $4 million to $6 million. No adjustment to general and administrative expenses for these incremental costs has been made in the unaudited pro forma combined and consolidated statements of operations for the six months ended June 30, 2026 or the year ended December 31, 2025, as such expenses are not currently known.
Credit Facilities
Concurrently with the completion of the IPO, we entered into a $500 million revolving credit facility and a $100 million delayed-draw term loan facility with lenders that will include affiliates of certain of the underwriters of the IPO offering (collectively, the “Credit Facilities”). We have the option to increase the Credit Facilities to $1.5 billion, subject to customary requirements, including obtaining additional lender commitments.
The Credit Facilities bear interest generally at the secured overnight financing rate plus a margin based on a leverage-based pricing grid or, at our election and subject to our non-credit enhanced, senior unsecured long-term debt obtaining an investment grade rating, a debt rating-based pricing grid. Principal payments are due at maturity with optional prepayments at our discretion, and the revolving credit facility will be subject to customary mandatory prepayment provisions. We incurred customary legal, arrangement, and administrative fees in connection with entering into the Credit Facilities.
The revolving credit facility matures in March 2030 with two six-month extension periods available, subject to certain conditions. The revolving credit facility also imposes an annual fee on the entire principal amount based on a leverage-based pricing grid or, at our election and subject to our non-credit enhanced, senior unsecured long-term debt obtaining an investment grade rating, a debt rating-based pricing grid.
Subject to certain conditions, term loans may be borrowed under the delayed-draw term loan facility on or after March 23, 2026 and until December 2026 in no more than five borrowings. Term loans borrowed under the delayed-draw term loan facility will mature in March 2031. Additionally, the delayed-draw term loan facility imposes a ticking fee on the daily amount of the undrawn commitments beginning 120 days after March 23, 2026 and ending in December 2026.
The Credit Facilities contain customary financial and non-financial covenants. We did not draw upon the Credit Facilities in connection with the transactions described herein. Therefore, pro forma adjustments for the Credit Facilities are limited to those related to the amortization of costs and commitment and ticking fees associated with entering into the Credit Facilities.
Mortgage Settlements
On January 30, 2026, we fully repaid our outstanding mortgage loans for an aggregate payment of $103 million (“Mortgage Settlements”), inclusive of accrued interest and prepayment penalties of $375 thousand and $1 million, respectively. As a result, the pro forma adjustments reflect a non-recurring loss on debt extinguishment for the difference between the carrying amount of the mortgages and removal of historical accrued interest on the combined and consolidated statements of operations.
JV Buyout
On January 13, 2026, Healthpeak acquired its joint venture partner’s 46.5% interest in SH 2019 Ventures, LLC (the “JV Buyout”), a joint venture through which we held 19 senior housing communities (the “JV”). Prior to the JV Buyout, we held a 53.5% interest in the JV, which was accounted for as an equity method investment. Following the JV Buyout, the JV properties and other net assets are consolidated by our company as of and following the date of acquisition.
The JV’s structure required certain third-party investors. We redeemed this noncontrolling interest (“JV NCI Buyout”) prior to the IPO. The aggregate redemption price was $345 thousand and was funded by Healthpeak.
Soon after we completed the JV Buyout in January 2026, we entered into operator transition agreements to transition certain of our senior housing properties from Brookdale Senior Living (“Brookdale”) to Ciel Senior Living and Pegasus Senior Living (“operator transition”). In connection with the operator transition, we paid a termination fee of approximately $2.5 million to Brookdale.
The unaudited pro forma combined and consolidated statements of operations for the six months ended June 30, 2026 and year ended December 31, 2025 have been adjusted to reflect the JV Buyout operations from January 1 through January 12, 2026 and year ended December 31, 2025, respectively. For purposes of the pro forma financial information, references to the JV Buyout are inclusive of the JV NCI Buyout, unless indicated otherwise, and both are considered non-recurring transactions.
Aggregate Acquisitions
In 2026, we have closed or expect to close on the following acquisitions (dollars in thousands):
Category	Senior Housing Communities	Total Consideration(1)
Closed during the six months ended June 30, 2026 (“Completed Acquisitions”)	8	$526,693
Closed subsequent to June 30, 2026 or are probable of closing at the date of this prospectus (“Subsequent Acquisitions”)	19	$1,087,653
Total (“Aggregate Acquisitions”)	27	$1,614,346

(1)
Includes purchase price, transaction costs, working capital, and prorations.

All Aggregate Acquisitions are asset acquisitions in accordance with ASC 805. The unaudited pro forma combined and consolidated financial statements give effect to the Aggregate Acquisitions as set forth in Notes 5 and 7 hereto.
Disposition
On June 30, 2026, we closed on a disposition of a senior living community located in Texas for $23 million. This disposition, and related reduction of assets and liabilities, is reflected in the historical unaudited combined and consolidated balance sheet. There are no adjustments in the unaudited pro forma combined and consolidated statements of operations to reflect this transaction on a pro forma basis.

JANUS LIVING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2026
(in thousands, except per share data)
	Janus Living Historical Note 2	Acquisitions Note 5	Transaction Accounting Adjustments Note 6		Pro Forma Combined and Consolidated
ASSETS
Real estate:
Buildings and improvements	$2,688,705	$680,428	$—		$3,369,133
Construction in progress	62,012	—	—		62,012
Land and improvements	379,920	183,271	—		563,191
Accumulated depreciation	(536,625)	—	—		(536,625)
Net real estate	2,594,012	863,699	—		3,457,711
Accounts receivable, net of allowance	24,076	1,853	—		25,929
Cash and cash equivalents	1,557,655	(1,075,576)	446,465	(A)	928,544
Restricted cash	88,887	1,346	—		90,233
Intangible assets	196,721	211,114	—		407,835
Deferred tax assets	116,472	—	—		116,472
Goodwill	3,849	—	—		3,849
Other assets	128,538	9,338	—		137,876
Total assets	$4,710,210	$11,774	$446,465		$5,168,449
LIABILITIES AND EQUITY
Liabilities
Mortgage debt	$—	$—	$—		$—
Accounts payable, accrued liabilities, and other liabilities	306,146	8,642	—		314,788
Deferred revenue	699,245	3,132	—		702,377
Total liabilities	1,005,391	11,774	—		1,017,165
Equity:
Preferred stock, $0.01 par value	—	—	—		—
Class A-1 common stock, $0.01 par value	2,160	—	160	(A)	2,320
Class A-2 common stock, $0.01 par value	759	—	—		759
Additional paid-in capital	2,767,474	—	386,390	(A)	3,153,864
Cumulative dividends in excess of earnings	(31,774)	—	—		(31,774)
Stockholders’ equity	2,738,619	—	386,550		3,125,169
Common units of Janus OP, LLC, held by Healthpeak Properties, Inc.	963,255	—	59,915	(B)	1,023,170
Other noncontrolling interests	2,945	—	—		2,945
Total noncontrolling interests	966,200	—	59,915		1,026,115
Total equity	3,704,819	—	446,465		4,151,284
Total liabilities and equity	$4,710,210	$11,774	$446,465		$5,168,449
See accompanying Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

JANUS LIVING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2026
(in thousands, except per share data)
	Janus Living Historical Note 2 (AA)	JV Buyout Note 3	Mortgage Settlements Note 4	Acquisitions Note 5	Transaction Accounting Adjustments Note 6		Autonomous Entity Adjustments Note 7	Pro Forma Combined and Consolidated
Revenues:
Resident fees and services	$416,801	$5,628	$—	$112,822	$—		$—	$535,251
Total revenues	416,801	5,628	—	112,822	—		—	535,251
Costs and expenses:
Operating	303,384	4,232	—	77,240	—		(366)	384,490
Depreciation and amortization	107,871	2,337	—	66,984	—		—	177,192
General and administrative	4,292	32	—	—	—		(1,951)	2,373
General and administrative – related party management fee	2,800	—	—	—	—		6,976	9,776
Interest expense	701	—	(341)	—	326	(CC)	—	686
Transaction costs	22,788	(2,500)	—	—	—		—	20,288
Total costs and expenses	441,836	4,101	(341)	144,224	326		4,659	594,805
Other income (expense):
Gain (loss) on sales of real estate, net	3,884	—	—	—	—		—	3,884
Gain (loss) upon change of control, net	46,270	(46,270)	—	—	—		—	—
Gain (loss) on debt extinguishments	(403)	—	403	—	—		—	—
Other income (expense), net	17,281	9	—	—	—		—	17,290
Total other income (expense), net	67,032	(46,261)	403	—	—		—	21,174
Income (loss) before income taxes and equity income (loss) from unconsolidated joint venture	41,997	(44,734)	744	(31,402)	(326)		(4,659)	(38,380)
Income tax benefit (expense)	624	(40)	—	(8,896)	(1,890)	(DD)	—	(10,202)
Equity income (loss) from unconsolidated joint venture	111	(111)	—	—	—		—	—
Net income (loss)	42,732	(44,885)	744	(40,298)	(2,216)		(4,659)	(48,582)
Noncontrolling interests’ share in earnings	(677)	—	—	—	12,651	(EE)	—	11,974
Less: Participating securities’ share in earnings	(4)	—	—	—	4	(FF)	—	—
Net (income) loss – pre-IPO	(39,888)	—	—	—	39,888	(GG)	—	—
Net income (loss) applicable to common shares	$2,163	$(44,885)	$744	$(40,298)	$50,327		$(4,659)	$(36,608)
Earnings per common share:								(Note 8)
Basic	$0.01							$(0.16)
Diluted	$0.01							$(0.16)
Weighted average shares outstanding:
Basic	194,310							231,973
Diluted	270,228							307,891
See accompanying Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

JANUS LIVING, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025
(in thousands, except per share data)
	Janus Living Historical Note 2 (BB)	JV Buyout Note 3	Mortgage Settlements Note 4	Acquisitions Note 5	Transaction Accounting Adjustments Note 6		Autonomous Entity Adjustments Note 7	Pro Forma Combined and Consolidated
Revenues:
Resident fees and services	$603,989	$167,176	$—	$258,396	$—		$—	$1,029,561
Total revenues	603,989	167,176	—	258,396	—		—	1,029,561
Costs and expenses:
Operating	448,923	124,148	—	180,147	—		(1,549)	751,669
Depreciation and amortization	126,356	71,086	—	157,001	—		—	354,443
General and administrative	10,549	201	—	—	—		(7,602)	3,148
General and administrative – related party management fee	—	—	—	—	—		19,551	19,551
Interest expense	3,797	—	(3,797)	—	1,345	(CC)	—	1,345
Transaction costs	1,607	2,500	—	—	—		—	4,107
Total costs and expenses	591,232	197,935	(3,797)	337,148	1,345		10,400	1,134,263
Other income (expense):
Gain (loss) upon change of control, net	—	46,270	—	—	—		—	46,270
Gain (loss) on debt extinguishments	—	—	(403)	—	—		—	(403)
Other income (expense), net	863	1,505	—	—	—		—	2,368
Total other income (expense), net	863	47,775	(403)	—	—		—	48,235
Income (loss) before income taxes and equity income (loss) from unconsolidated joint venture	13,620	17,016	3,394	(78,752)	(1,345)		(10,400)	(56,467)
Income tax benefit (expense)	(11,339)	(993)	—	(19,565)	(5,763)	(DD)	—	(37,660)
Equity income (loss) from unconsolidated joint venture	4,068	(4,068)	—	—	—		—	—
Net income (loss)	6,349	11,955	3,394	(98,317)	(7,108)		(10,400)	(94,127)
Noncontrolling interests’ share in earnings	—	—	—	—	23,200	(EE)	—	23,200
Net income (loss) applicable to common shares	$—	$11,955	$3,394	$(98,317)	$16,092		$(10,400)	$(70,927)
Earnings per common share:								(Note 8)
Basic								$(0.31)
Diluted								$(0.31)
Weighted average shares outstanding:
Basic								231,973
Diluted								307,891
See accompanying Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.   Summary of Significant Accounting Policies
The accounting policies used in the preparation of the unaudited pro forma combined and consolidated financial statements are those described in our combined and consolidated financial statements as of and for the year ended December 31, 2025 and as of and for the six months ended June 30, 2026.
NOTE 2.   Historical Financial Statements
Combined and Consolidated Balance Sheet
Reflects our unaudited combined and consolidated historical balance sheet as of June 30, 2026.
Combined and Consolidated Statements of Operations
(AA)   Reflects the unaudited combined and consolidated statement of operations of our company for the six months ended June 30, 2026.
(BB)   Reflects the audited combined and consolidated statement of operations for the year ended December 31, 2025.
NOTE 3.   JV Buyout
The JV Buyout was concluded to not be significant under Regulation S-X Rule 3-05. Accordingly, historical financial statements under Rule 3-05 and pro forma financial information under Article 11 of Regulation S-X are not required to be presented. However, we believe including the pro forma effects of the JV Buyout are relevant to a potential investor’s understanding of our business and results of operations.
The unaudited pro forma combined and consolidated statements of operations for the six months ended June 30, 2026 and year ended December 31, 2025 have been prepared as though the JV Buyout occurred on January 1, 2025.
Unaudited Pro Forma Combined and Consolidated Statements of Operations
The JV Buyout amounts presented within the unaudited pro forma combined and consolidated statements of operations represent the following:
•
Depreciation and amortization of acquired assets calculated using a straight-line methodology based on a weighted average period of approximately 25 years and 2.5 years for depreciable real estate assets and in-place resident contract intangibles, respectively. The pro forma adjustment for depreciation of real estate assets and amortization of in-place resident contract intangibles was $1 million and $2 million for the six months ended June 30, 2026, respectively (representing 12 days of additional depreciation and amortization prior to the JV Buyout), and $18 million and $53 million for the year ended December 31, 2025, respectively;

•
A $46 million gain on consolidation representing the excess of the fair value of our interest retained over its historical carrying value under the equity method of accounting has been removed from the unaudited pro forma combined and consolidated results for the six months ended June 30, 2026 and included as a pro forma adjustment for the year ended December 31, 2025;

•
Elimination of the JV’s net income (loss) attributable to noncontrolling interests as a result of the JV NCI Buyout;

•
As the JV became a consolidated subsidiary as a result of the JV Buyout, (i) 100% of the JV’s historical results are reflected within the unaudited pro forma combined and consolidated statements of operations, which are not materially impacted from the application of purchase accounting principles other than those described above, and (ii) elimination of equity income (loss) from unconsolidated joint venture;

•
All foregoing adjustments except for depreciation and amortization are non-recurring.

The following tables reconcile the JV’s historical results of operations to the properties’ previously held in the JV results of operations from January 1, 2026 through January 12, 2026 and for the year ended December 31, 2025 based on the items described above (in thousands):
Unaudited Pro Forma Combined and Consolidated Statement of Operations for the Six Months Ended June 30, 2026
	Historical Results from January 1, 2026 through January 12, 2026	Adjustment	Pro Forma Adjustment
Resident fees and services	$5,628	$—	$5,628
Total revenues	5,628	—	5,628
Operating	4,232	—	4,232
Depreciation and amortization	1,126	1,211	2,337
General and administrative	32	—	32
Other income (expense), net	9	—	9
Income tax benefit (expense)	(40)	—	(40)
Less: Equity income (loss) from unconsolidated joint venture	(111)	111	—
Unaudited Pro Forma Combined and Consolidated Statement of Operations for the Year Ended December 31, 2025
	Historical Results for the year ended December 31, 2025	Adjustment	Pro Forma Adjustment
Resident fees and services	$167,176	$—	$167,176
Total revenues	167,176	—	167,176
Operating	124,148	—	124,148
Depreciation and amortization	34,609	36,477	71,086
General and administrative	201	—	201
Other income (expense), net	1,505	—	1,505
Income tax benefit (expense)	(993)	—	(993)
Less: Equity income (loss) from unconsolidated joint venture	(41)	41	—
NOTE 4.   Mortgage Settlements
Unaudited Pro Forma Combined and Consolidated Statements of Operations
The Mortgage Settlements amounts presented within the unaudited pro forma combined and consolidated statements of operations for the six months ended June 30, 2026 and year ended December 31, 2025 represent the following:
•
Elimination of historical interest expense pursuant to the Mortgage Settlements; and

•
Elimination of the loss on debt extinguishment of $0.4 million recognized in the historical results for the six months ended June 30, 2026 and reflected as a pro forma adjustment as a one-time-loss for the year ended December 31, 2025.

NOTE 5.   Acquisitions
Under Regulation S-X Rule 3-05, the Aggregate Acquisitions are not individually significant but are significant in the aggregate. As a result, the unaudited pro forma combined and consolidated financial statements give pro forma effect to the Aggregate Acquisitions.

The following amounts are presented for the Aggregate Acquisitions within the unaudited pro forma combined and consolidated financial statements:
Category	Adjustment(s) to unaudited pro forma combined and consolidated balance sheet as of June 30, 2026	Adjustment(s) to unaudited pro forma combined and consolidated statement of operations for the six months ended June 30, 2026(1)	Adjustment(s) to unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2025(1)	Transaction Costs
Completed Acquisitions	None	Addition of historical results of operations for the period from January 1, 2026 to the related acquisition dates, with depreciation and amortization adjusted for the estimated purchase price allocation and income tax benefit (expense) adjusted for the assumed post-combination tax provision resulting from incremental net operating income of the acquired properties	Addition of historical results of operations with depreciation and amortization adjusted for the estimated purchase price allocation and income tax benefit (expense) adjusted for the assumed post-combination tax provision resulting from incremental net operating income of the acquired properties	Actual
Subsequent Acquisitions	Addition of estimated preliminary purchase price allocation and assumed payment of purchase consideration, based on actual settlements and negotiated terms for acquisitions that closed and are probable of closing, respectively, as of the date of this Prospectus	Addition of historical results of operations with depreciation and amortization adjusted for the estimated preliminary purchase price allocation and income tax benefit (expense) adjusted for the assumed post-combination tax provision resulting from incremental net operating income of the acquired properties		Estimated at approximately 2% of purchase price

(1)
The pro forma adjustments relating to the Aggregate Acquisitions for periods prior to our ownership have been determined, in part, based on the accounting and financial information provided to us by the sellers of the respective properties in the Aggregate Acquisitions as part of management’s standard due diligence process in connection with the acquisition of such properties, which has not been audited or reviewed by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board or an independent auditor in accordance with the standards of the American Institute of Certified Public Accountants or any other applicable auditing standards.
The pro forma tax provision is based upon an assumed blended effective tax rate of 25%. The pro forma depreciation and amortization of acquired assets was calculated using a straight-line methodology based on a weighted average period of approximately 33 years and three years for depreciable real estate assets and in-place resident contract intangibles, respectively. The historical amounts added for Aggregate Acquisitions exclude historical interest expense and general and administrative expenses as no debt was assumed in connection with the acquisitions and historical general and administrative functions are covered by the incremental management fee for these acquisitions as described in Note 7.
The preliminary fair values of identifiable assets acquired and liabilities assumed of Subsequent Acquisitions are based on an estimated valuation as if the Subsequent Acquisitions occurred on June 30, 2026. For the preliminary estimate of fair values of assets acquired and liabilities assumed, we used publicly available and internal benchmarking information as well as a variety of other assumptions, including market participant assumptions. The allocation is dependent upon certain valuations that have not yet been finalized. Accordingly, the preliminary purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed, and such differences could be material. In determining the estimated fair value of Subsequent Acquisitions’ tangible assets, we considered customary methods, including the income, market and cost approaches. Amounts allocated to land, buildings and improvements, and lease intangible assets were based on an analysis performed by third parties based on our and others’ portfolios with similar property characteristics. The purchase price allocations are preliminary and have not been finalized. The final determination of the allocations of the purchase price will be completed no later than the date we file financial statements with the SEC for a reporting period that includes the respective Subsequent Acquisitions. We make estimates as part of our process for allocating acquisition consideration to the various identifiable assets and liabilities based upon the relative fair value of each asset and liability. These fair values are determined using standard valuation methodologies, such as the cost, market, and income approach. These methodologies require various assumptions, including those of a market participant. We utilize available market information in our assessment, such as capitalization and discount rates and comparable sale transactions. The final determination of these estimated fair values, the assets’ useful lives and the depreciation and amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma combined and consolidated financial statements. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could impact our operating results due to differences in the allocation of the purchase consideration, as well as changes in income and expense related to some of the acquired assets and liabilities.
NOTE 6.   Transaction Accounting Adjustments
Unaudited Pro Forma Combined and Consolidated Balance Sheet
(A)   The transaction accounting adjustments relate to the proceeds to be raised in the offering and include pro forma adjustments to cash and cash equivalents and additional paid-in capital as of June 30, 2026 as per below (in thousands):
Amount
Gross proceeds from the offering	$464,000
Less: Underwriting discount	(16,240)
Less: Offering costs	(1,295)
Total pro forma adjustment	$446,465

Additionally, the pro forma adjustments reflect the par value of Class A-1 common stock issued in the offering.
(B)   Reflects the net book value of Healthpeak’s interest in our operating company’s net assets resulting from this offering.
Unaudited Pro Forma Combined and Consolidated Statements of Operations
The transaction accounting adjustments to the unaudited pro forma combined and consolidated statements of operations for the six months ended June 30, 2026 and year ended December 31, 2025 are set forth below.
(CC)   Reflects the recognition of the amortization of deferred financing costs and ticking fees associated with the Credit Facilities.
(DD)   Reflects the non-recurring income tax impact related to the change in tax status of certain entities in connection with the formation transactions.
(EE)   Reflects the allocation of net income (loss) to Healthpeak and LTIP unitholders based on their ownership interest in our operating company.
(FF)   Reflects the elimination of historical earnings attributable to participating securities as a result of the pro forma net loss.
(GG)   Removes the adjustment for pre-IPO net income reflected in the historical financial statements.
NOTE 7.   Autonomous Entity Adjustments
Autonomous entity adjustments include those necessary to reflect our financial condition and results of operations as if we were a separate entity for all periods presented. These adjustments reflect (i) the addition of the actual or estimated related party management fee expense under the contractual terms of the Management Agreement, (ii) the elimination of certain (a) historical allocated general and administrative expenses and (b) historical allocated operating expenses, each of which are covered by the services provided under the terms of the Management Agreement and (iii) the elimination of historical general and administrative expenses of the JV as these costs were primarily related to operating the JV as a separate entity and are covered by the services provided under the terms of the Management Agreement.
We pay our Manager a management fee equal to $10 million per annum, as adjusted by an annual fee equal to 0.5% of the gross book value of any investment that is the subject of an acquisition, disposition, development, or redevelopment subsequent to January 1, 2026, subject to certain adjustments as more fully described under “Our Manager and the Management Agreement — Management Agreement” in this prospectus.
The management fee is payable in cash and is reduced by the compensation expense we recognized in connection with the grant of annual equity awards to employees of our Manager under the Equity Plan. We granted annual equity awards to employees of our Manager with a grant date fair value of $3 million contemporaneously with the consummation of the IPO. These grants vest ratably over a three-or five-year period.
The pro forma adjustment to related party management fee is as follows (in thousands):
Six Months Ended June 30, 2026
Amount
Fixed base fee	$5,000
Adjustment for JV Buyout	784
Adjustment for Aggregate Acquisitions	3,992
Less: Expense attribution of annual equity awards granted to employees of the Manager	(367)

Amount
Management fee payable to our Manager	$9,409
Plus: Expense attribution of annual equity awards granted to employees of the Manager	367
Less: Expense included in the historical results for the six months ended June 30, 2026	(2,800)
Total pro forma adjustment	$6,976

Year Ended December 31, 2025
Amount
Fixed base fee	$10,000
Adjustment for JV Buyout	1,568
Adjustment for Aggregate Acquisitions	7,983
Less: Expense attribution of annual equity awards granted to employees of the Manager	(733)
Management fee payable to our Manager	$18,818
Plus: Expense attribution of annual equity awards granted to employees of the Manager	733
Total pro forma adjustment	$19,551
The Management fee payable to our Manager replaces operating and general and administrative expenses previously allocated to the historical combined and consolidated statements of operations. Accordingly, the related pro forma adjustment reduces total operating and general and administrative expenses by the portion of the allocated costs covered under the Management Agreement, which were $2 million and $9 million for the six months ended June 30, 2026 and year ended December 31, 2025, respectively. The general and administrative expense allocation presented in our pro forma combined and consolidated statements of operations does not necessarily reflect what our general and administrative expense will be as a standalone public company for future reporting periods.
NOTE 8.   Pro Forma Net Income Available to Common Stockholders per Share
Pro forma earnings (loss) per share — basic and diluted — are calculated by dividing pro forma combined and consolidated net income (loss) allocable to our stockholders by the number of shares of Class A-1 common stock issued in the offering, the IPO, the June Follow-On Offering, and the formation transactions. Class A-2 common stock is excluded from the computation of basic and diluted pro forma earnings per share as these shares do not have economic rights.
(in thousands except per share data)	June 30, 2026	December 31, 2025
Numerator – Basic
Pro forma net income (loss)	$(48,582)	$(94,127)
Pro forma net (income) loss attributable to noncontrolling interests	11,974	23,200
Pro forma net income (loss) attributable to Class A-1 common stock	$(36,608)	$(70,927)
Numerator – Diluted
Pro forma net income (loss) attributable to Class A-1 common stock	$(36,608)	$(70,927)
Pro forma net income (loss) attributable to dilutive convertible units and other	(11,974)	(23,200)
Pro forma dilutive net income (loss) available to common shares	$(48,582)	$(94,127)

(in thousands except per share data)	June 30, 2026	December 31, 2025
Denominator
Class A-1 common shares outstanding prior to this offering	215,973	215,973
Class A-1 common shares issued in this offering	16,000	16,000
Weighted average shares outstanding – basic	231,973	231,973
Dilutive potential common shares – common units	75,918	75,918
Weighted average shares outstanding – diluted	307,891	307,891
Pro forma earnings (loss) per share – basic	$(0.16)	$(0.31)
Pro forma earnings (loss) per share – diluted	$(0.16)	$(0.31)

Janus Living, Inc.
COMBINED AND CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
(Unaudited)
	June 30, 2026	December 31, 2025
ASSETS
Real estate:
Buildings and improvements	$2,688,705	$1,940,808
Construction in progress	62,012	41,678
Land and improvements	379,920	176,475
Accumulated depreciation	(536,625)	(505,297)
Net real estate	2,594,012	1,653,664
Investment in unconsolidated joint venture	—	312,709
Accounts receivable, net of allowance of $3,523 and $2,018	24,076	19,431
Cash and cash equivalents	1,557,655	19,652
Restricted cash	88,887	64,609
Intangible assets	196,721	26,670
Deferred tax assets	116,472	107,074
Goodwill	3,849	3,849
Other assets	128,538	134,557
Total assets	$4,710,210	$2,342,215
LIABILITIES AND EQUITY
Mortgage debt	$—	$102,688
Accounts payable, accrued liabilities, and other liabilities	306,146	284,210
Deferred revenue	699,245	673,007
Total liabilities	1,005,391	1,059,905
Commitments and contingencies (Note 10)
Parent’s net investment	—	1,282,310
Class A-1 common stock, $0.01 par value: 1,500,000,000 and no shares authorized; 215,972,996 and no shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	2,160	—
Class A-2 common stock, $0.01 par value: 100,000,000 and no shares authorized; 75,917,780 and no shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	759	—
Additional paid-in capital	2,767,474	—
Cumulative dividends in excess of earnings	(31,774)	—
Total stockholders’ equity	2,738,619	1,282,310
Common units of Janus OP, LLC, held by Healthpeak Properties, Inc.	963,255	—
Other noncontrolling interests	2,945	—
Total noncontrolling interests	966,200	—
Total equity	3,704,819	1,282,310
Total liabilities and equity	$4,710,210	$2,342,215
See accompanying Notes to the Unaudited Combined and Consolidated Financial Statements.

Janus Living, Inc.
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues:
Resident fees and services	$216,456	$148,855	$416,801	$297,782
Total revenues	216,456	148,855	416,801	297,782
Costs and expenses:
Operating	158,786	111,787	303,384	222,425
Depreciation and amortization	56,473	31,191	107,871	63,990
General and administrative	1,334	2,382	4,292	5,514
General and administrative – related party management fee	2,472	—	2,800	—
Interest expense	350	949	701	1,897
Transaction costs	4,278	—	22,788	—
Total costs and expenses	223,693	146,309	441,836	293,826
Other income (expense):
Gain (loss) on sales of real estate, net	3,884	—	3,884	—
Gain (loss) upon change of control, net	—	—	46,270	—
Gain (loss) on debt extinguishments	—	—	(403)	—
Other income (expense), net	16,465	(4,029)	17,281	(6,409)
Total other income (expense), net	20,349	(4,029)	67,032	(6,409)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint venture	13,112	(1,483)	41,997	(2,453)
Income tax benefit (expense)	1,746	(2,096)	624	(4,687)
Equity income (loss) from unconsolidated joint venture	—	1,009	111	2,460
Net income (loss)	14,858	(2,570)	42,732	(4,680)
Noncontrolling interests’ share in earnings	(4,135)	—	(677)	—
Net income (loss) attributable to Janus Living, Inc.	10,723	(2,570)	42,055	(4,680)
Participating securities’ share in earnings	(4)	—	(4)	—
Net (income) loss – pre-IPO	—	—	(39,888)	—
Net income (loss) applicable to common shares	$10,719	$—	$2,163	$—
Earnings per common share:
Basic	$0.05	$—	$0.01	$—
Diluted	$0.05	$—	$0.01	$—
Weighted average shares outstanding:
Basic	195,011	—	194,310	—
Diluted	271,033	—	270,228	—
See accompanying Notes to the Unaudited Combined and Consolidated Financial Statements.

Janus Living, Inc.
COMBINED AND CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except per share data)
(Unaudited)
For the three months ended June 30, 2026:
								Noncontrolling Interests
	Common Stock				Additional Paid-In Capital	Cumulative Dividends In Excess Of Earnings	Total Stockholders’ Equity	Common Units of Janus OP, LLC, held by Healthpeak Properties, Inc.	Other Noncontrolling Interests	Total Equity
	Class A-1 Shares	Class A-1 Amount	Class A-2 Shares	Class A-2 Amount
April 1, 2026	187,223	$1,872	75,918	$759	$2,170,729	$(8,556)	$2,164,804	$878,329	$2,755	$3,045,888
Net income (loss)	—	—	—	—	—	10,723	10,723	4,116	19	14,858
Issuance of Class A-1 common stock in connection with public offerings, net of underwriting fees and offering costs	28,750	288	—	—	689,539	—	689,827	—	—	689,827
Stock-based compensation	—	—	—	—	156	—	156	—	207	363
Common dividends ($0.1599 per share) (Note 11)	—	—	—	—	—	(33,941)	(33,941)	—	—	(33,941)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(12,140)	(36)	(12,176)
Adjustments to noncontrolling interests	—	—	—	—	(92,950)	—	(92,950)	92,950	—	—
June 30, 2026	215,973	$2,160	75,918	$759	$2,767,474	$(31,774)	$2,738,619	$963,255	$2,945	$3,704,819
For the three months ended June 30, 2025:
Total Parent’s Net Investment
April 1, 2025	$1,303,522
Net income (loss)	(2,570)
Net distributions to Parent	(11,466)
June 30, 2025	$1,289,486
See accompanying Notes to the Unaudited Combined and Consolidated Financial Statements.

Janus Living, Inc.
COMBINED AND CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except per share data)
(Unaudited)
For the six months ended June 30, 2026:
									Noncontrolling Interests
	Parent’s Net Investment	Common Stock				Additional Paid-In Capital	Cumulative Dividends In Excess Of Earnings	Total Stockholders’ Equity	Common Units of Janus OP, LLC, held by Healthpeak Properties, Inc.	Other Noncontrolling Interests	Total Equity
		Class A-1 Shares	Class A-1 Amount	Class A-2 Shares	Class A-2 Amount
January 1, 2026	$1,282,310	—	$—	—	$—	$—	$—	$1,282,310	$—	$—	$1,282,310
Net income (loss)	39,888	—	—	—	—	—	2,167	42,055	649	28	42,732
Net contributions from Parent	837,092	—	—	—	—	—	—	837,092	—	—	837,092
Issuance of Class A-1 common stock in connection with public offerings, net of underwriting fees and offering costs	(2,159,290)	215,973	2,160	—	—	2,978,647	—	821,517	—	—	821,517
Issuance of Class A-2 common stock in connection with initial public offering	—	—	—	75,918	759	—	—	759	—	—	759
Issuance of noncontrolling interests in connection with initial public offering	—	—	—	—	—	—	—	—	763,402	2,737	766,139
Stock-based compensation	—	—	—	—	—	171	—	171	—	225	396
Common dividends ($0.1599 per share) (Note 11)	—	—	—	—	—	—	(33,941)	(33,941)	—	—	(33,941)
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	—	345	345
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(12,140)	(390)	(12,530)
Adjustments to noncontrolling interests	—	—	—	—	—	(211,344)	—	(211,344)	211,344	—	—
June 30, 2026	$—	215,973	$2,160	75,918	$759	$2,767,474	$(31,774)	$2,738,619	$963,255	$2,945	$3,704,819
For the six months ended June 30, 2025:
Total Parent’s Net Investment
January 1, 2025	$1,308,853
Net income (loss)	(4,680)
Net distributions to Parent	(14,687)
June 30, 2025	$1,289,486
See accompanying Notes to the Unaudited Combined and Consolidated Financial Statements.

Janus Living, Inc.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$42,732	$(4,680)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of real estate and in-place resident contract intangibles	107,871	63,990
Stock-based compensation amortization expense	391	—
Stock-based compensation issued as part of initial public offering	4,872	—
Amortization of deferred financing costs and debt discounts (premiums)	73	(364)
Amortization of non-refundable entrance fees	(55,010)	(47,658)
Equity loss (income) from unconsolidated joint venture	(111)	(2,460)
Deferred income tax expense (benefit)	(1,421)	3,702
Loss (gain) on sales of real estate, net	(3,884)	—
Loss (gain) on debt extinguishments	403	—
Loss (gain) upon change of control, net	(46,270)	—
Casualty-related loss (recoveries), net	(5,707)	6,221
Other non-cash items	224	—
Changes in:
Decrease (increase) in accounts receivable and other assets	6,481	3,493
Increase (decrease) in accounts payable, accrued liabilities, and other liabilities	(12,571)	(23,493)
Increase (decrease) in deferred revenue	74,813	71,544
Net cash provided by (used in) operating activities	112,886	70,295
Cash flows from investing activities:
Acquisitions of real estate	(516,713)	—
Joint venture buyout, net	(295,808)	—
Capital expenditures	(45,880)	(53,846)
Proceeds from sales of real estate, net	22,652	1,000
Distributions in excess of earnings from unconsolidated joint venture	—	8,560
Proceeds from insurance recovery	13,360	—
Net cash provided by (used in) investing activities	(822,389)	(44,286)
Cash flows from financing activities:
Issuance of Class A-1 common stock in connection with public offerings, net of underwriting fees	1,592,524	—
Issuance of Class A-2 common stock in connection with initial public offering	759	—
Repayments of mortgage debt	(102,011)	(1,403)
Payments for debt extinguishment and deferred financing costs	(2,965)	—
Payments of offering costs	(6,789)	—
Net contributions from (distributions to) Parent	836,737	(14,687)
Dividends paid on common stock	(33,941)	—
Distributions to and purchase of noncontrolling interests	(12,530)	—
Net cash provided by (used in) financing activities	2,271,784	(16,090)
Net increase (decrease) in cash, cash equivalents, and restricted cash	1,562,281	9,919
Cash, cash equivalents, and restricted cash, beginning of period	84,261	79,066
Cash, cash equivalents, and restricted cash, end of period	$1,646,542	$88,985
See accompanying Notes to the Unaudited Combined and Consolidated Financial Statements.

Janus Living, Inc.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
NOTE 1.   Business
Janus Living, Inc. (“Janus Living” or the “Company”) is a pure-play senior housing real estate investment trust (“REIT”), and the only United States (“U.S.”) publicly traded REIT whose portfolio is owned and operated under the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”) or similar structures. RIDEA or similar structures are those in which the Company owns a community directly and contracts with a third-party operator to manage and operate the day-to-day business of such property. Janus Living has a portfolio consisting of 41 senior housing communities, comprised of 11,420 units as of June 30, 2026. The Company’s communities are located primarily in major retirement markets across 13 states, with units in Florida and Texas representing 64% of the total units as of June 30, 2026. Substantially all of the Company’s assets are held by, and substantially all of the Company’s operations are conducted through, Janus Living OP, LLC (“Janus Living OP” or the “Operating Company”), either directly or through its subsidiaries. The Company is the managing member of the Janus Living OP. The Company is externally managed by Healthpeak Investment Management, LLC (the “Manager”), an indirect subsidiary of Healthpeak Properties, Inc. (“Healthpeak” or the “Parent”).
On March 23, 2026, the Company completed its initial public offering (“IPO”) to become a public company (see Note 18). In connection with the IPO, 48,300,000 shares of Class A-1 common stock were issued to public investors, generating total gross proceeds of $966 million, less $65 million of fees paid to the underwriters. The Company contributed the net proceeds from the IPO to Janus Living OP in exchange for common units in Janus Living OP.
On June 4, 2026, an additional 25,000,000 shares of Class A-1 common stock were issued to public investors following the completion of a public offering (the “June Follow-On Offering”). As part of the June Follow-On Offering, the Company granted the underwriters a 30-day option to purchase up to an additional 3,750,000 shares of Class A-1 common stock, which was exercised in full on June 22, 2026. The June Follow-On Offering generated total gross proceeds of $719 million, less $28 million of fees paid to the underwriters.
During the six months ended June 30, 2026, a portion of the proceeds from the IPO were utilized to fund certain other offering and transaction-related costs (see Note 18). See Note 11 for additional information about the ownership of the Company and Janus Living OP following the IPO and June Follow-On Offering. During the three and six months ended June 30, 2026, the Company recognized interest on invested cash of $11 million and $12 million, respectively, primarily related to interest earned on proceeds from the IPO and June Follow-On Offering.
NOTE 2.   Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Management is required to make estimates and assumptions in the preparation of financial statements in conformity with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates.
Prior, and subsequent, to the IPO, Healthpeak controlled Janus Living, resulting in the transaction being accounted for as a transaction occurring between entities under common control. The financial statements for all periods prior to the IPO have been prepared on a “carve-out” basis. The historical financial statements reflect the carrying amounts that have been carved out of Healthpeak’s consolidated financial statements prepared in conformity with U.S. GAAP, and reflect estimates and allocations made by Healthpeak to depict Janus Living on a stand-alone basis. These allocations may not be indicative of the conditions that would have existed or the results of operations if Janus Living had operated as a stand-alone independent company.
Net income (loss) equals comprehensive income (loss) for all periods presented. The combined and consolidated financial statements include the accounts of Janus Living, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. All adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company’s financial position, results of operations, and cash flows have been included. Operating results for the three and six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026 or any interim period. The accompanying unaudited interim financial information should be read in conjunction with the Company’s combined and consolidated financial statements and notes thereto for the fiscal year ended December 31, 2025.
Transaction Costs
Transaction costs are comprised of organization, legal, professional, operator transition, and other related costs. Transaction costs are expensed as incurred. During the three and six months ended June 30, 2026, the Company recognized $4 million and $23 million, respectively, of transaction costs.
Offering Costs
In connection with the IPO and June Follow-On Offering, the Company incurred legal, accounting, and other related costs. Such costs are recognized within additional paid-in capital on the Combined and Consolidated Statements of Equity.
Income Taxes
The Company’s deferred tax assets are netted against deferred tax liabilities on the Combined and Consolidated Balance Sheets. The Company is required to evaluate its deferred tax assets for realizability and recognize a valuation allowance, which is recorded against its deferred tax assets, if it is more likely than not that the deferred tax assets will not be realized. The Company considers all available evidence in its determination of whether a valuation allowance for deferred tax assets is required.
In connection with the formation transactions related to the IPO, the ownership of six senior housing communities was transferred from a taxable REIT subsidiary (“TRS”) to a non-taxable entity. This change in tax status resulted in the derecognition of certain deferred tax assets and liabilities. The net impact of this change in tax status resulted in a net tax benefit of $2 million during the six months ended June 30, 2026.
Recent Accounting Pronouncements
The Company is an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company has elected the option to use the extended transition for new and revised accounting standards provided for EGCs under the JOBS Act, and, accordingly, may adopt such pronouncements on the same schedule as companies that are not issuers.
Not Yet Adopted
Income Taxes.   In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to provide disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation (using both percentages and reporting currency amounts) of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU 2023-09 are effective for entities other than public business entities for annual periods beginning after December 15, 2025. The amendments may be applied either prospectively or retrospectively. Early adoption is also permitted. The Company expects ASU 2023-09 to require additional disclosures in the Notes to the Combined and Consolidated Financial Statements. The Company does not expect the amendments to have a material impact to its combined and consolidated financial position, results of operations, or cash flows.
Expense Disaggregation.   In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), to address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 requires public companies to provide disaggregated disclosure in tabular format in the notes to financial statements of specific expenses, including but not limited to: (i) employee compensation, (ii) depreciation, and (iii) intangible asset amortization. In January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarifies that the amendments in ASU 2024-03 are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The amendments may be applied either prospectively or retrospectively. Early adoption is also permitted. The Company is evaluating the impact these ASUs will have on its disclosures.
NOTE 3.   Real Estate
2026 Real Estate Investment Acquisitions
JV Buyout
In January 2026, the Company acquired its JV partner’s 46.5% interest in SH 2019 Ventures, LLC (the “JV”) for $312 million (the “JV Buyout”). As a result of the JV Buyout, the Company began consolidating the 19 senior housing communities, derecognized its investment in the JV, and recognized a gain upon change of control of $46 million. See Note 4 for further information. The fair value of the senior housing communities was based on a market approach, utilizing an agreed-upon contractual sales price, which is considered to be a Level 3 measurement within the fair value hierarchy.
Subsequent to the completion of this acquisition, the Company entered into agreements to transition the management of certain of these senior housing communities from Brookdale Senior Living (“Brookdale”) to Ciel Senior Living and Pegasus Senior Living (the “operator transition”). In connection with the operator transition, during the three months ended March 31, 2026, the Company incurred a termination fee of $2.5 million to Brookdale, which is recognized within transaction costs on the Combined and Consolidated Statements of Operations.
Senior Housing Portfolio Acquisitions
During the three months ended March 31, 2026, the Company acquired (i) a portfolio of two senior housing communities in Atlanta, Georgia for $240 million, (ii) a portfolio of three senior housing communities in Orlando, Florida for $121 million, and (iii) one senior housing community in Seattle, Washington for $41 million.
During the three months ended June 30, 2026, the Company acquired (i) one senior housing community in Seattle, Washington for $52 million and (ii) one senior housing community in Tucson, Arizona for $52 million.
Subsequent to June 30, 2026, the Company acquired the following, in each case for a gross purchase price as noted: (i) eight senior housing communities in Texas and New Mexico for $150 million, (ii) one senior housing community in Naples, Florida for $149 million, (iii) one senior housing community in

Lexington, Kentucky for $50 million, (iv) three senior housing communities in Atlanta, Georgia for $425 million, (v) four senior housing communities in Florida for $190 million, and (vi) one senior housing community in Denver, Colorado for $47 million.
Dispositions of Real Estate
During the three months ended June 30, 2026, the Company sold one senior housing community for $23 million, resulting in a gain on sale of $4 million.
Impairment Charges
During the three and six months ended June 30, 2026 and 2025, the Company did not recognize any impairment charges.
Held for Sale
As of June 30, 2026 and December 31, 2025, there were no assets classified as held for sale.
Casualty-Related Charges
During the three and six months ended June 30, 2025, the Company recognized $4 million and $6 million, respectively, of casualty-related charges, which were primarily related to mitigation and other charges incurred related to damages caused by Hurricane Milton. During the three and six months ended June 30, 2026, the Company recognized $6 million of casualty-related recoveries primarily related to past hurricanes. Casualty-related recoveries (charges) are recognized in other income (expense), net in the Combined and Consolidated Statements of Operations. As of June 30, 2026 and December 31, 2025, the Company had an outstanding insurance receivable balance of $1 million and $12 million, respectively (see Note 6).
NOTE 4.   Investments in Unconsolidated Joint Venture
As of December 31, 2025, the Company held a 53.5% ownership interest in the JV that was comprised of 19 senior housing communities and was accounted for under the equity method. The remaining 46.5% interest was held by a sovereign wealth fund (“SWF”). As of December 31, 2025, the carrying value of the JV was $313 million. In January 2026, the Company acquired its joint venture partner’s 46.5% interest for $312 million, resulting in consolidation of the 19 senior housing communities (see Note 3).
The following table summarizes the Company’s equity method investment (in thousands):
December 31, 2024	$322,551
Distributions	(13,910)
Direct share of equity income (loss)	4,649
Basis difference amortization	(581)
December 31, 2025	$312,709
Direct share of equity income (loss)	119
JV buyout	(312,828)
June 30, 2026	$—

NOTE 5.   Intangible Assets
Intangible assets consist of in-place resident contract intangibles that were recognized upon acquisition of the related communities. The following table summarizes the Company’s intangible assets (dollars in thousands):
Intangible assets	June 30, 2026	December 31, 2025
Gross intangible assets	$352,973	$281,356
Accumulated amortization	(156,252)	(254,686)
Intangible assets	$196,721	$26,670
Weighted average remaining amortization period in years	3	1
During the six months ended June 30, 2026, in conjunction with the Company’s acquisitions of real estate, the Company acquired $219 million of intangible assets with a weighted average amortization period at acquisition of three years. Other activity during the six months ended June 30, 2026 includes the write-off of fully amortized assets.
NOTE 6.   Other Assets
The following table summarizes the Company’s other assets (in thousands):
	June 30, 2026	December 31, 2025
Entrance fee receivables (see Note 9)	$71,263	$73,376
Prepaid and other assets(1)	55,967	48,690
Insurance receivables (see Note 3)	1,308	12,491
Other assets	$128,538	$134,557

(1)
Includes costs of acquiring contracts, net of capitalized commissions, of $27 million and $24 million as of June 30, 2026 and December 31, 2025, respectively, which are amortized over the estimated stay of the resident.

NOTE 7.   Debt
Credit Facilities
Concurrent with the completion of the IPO, the Company entered into a credit agreement that provides for a $500 million revolving credit facility (the “Revolving Credit Facility”) and $100 million delayed-draw term loan facility (the “Term Loan” and, together with the Revolving Credit Facility, the “Credit Facilities”). The Company has the option to increase commitments under the Credit Facilities and/or obtain incremental term loans so long as the aggregate principal amount does not exceed $1.5 billion, subject to customary requirements. The Revolving Credit Facility matures in March 2030 with two six-month extension periods available, subject to certain conditions. The Term Loan is available to be drawn until December 2026 and matures in March 2031. Borrowings under the Revolving Credit Facility and Term Loan bear interest at SOFR plus 105 and 110 basis points, respectively, based on the Company’s current leverage-based pricing grid. The Company also pays a facility fee on the entire revolving commitment that depends on its current leverage-based pricing grid, which was 0.15% as of June 30, 2026. During the three and six months ended June 30, 2026, the Company recognized $332 thousand and $345 thousand, respectively, of interest expense related to fees and amortization of debt issuance costs in connection with its Credit Facilities. As of June 30, 2026, total unamortized debt issuance costs for the Credit Facilities were $2 million, which are recognized in other assets on the Combined and Consolidated Balance Sheets. As of June 30, 2026, no principal had been drawn on either the Revolving Credit Facility or the Term Loan.
The Credit Facilities are subject to certain financial restrictions and other customary requirements, including financial covenants and cross-default provisions to other indebtedness. Among other things, these covenants, using terms defined in the applicable agreement: (i) limit the ratio of Enterprise Total Indebtedness to Enterprise Gross Asset Value to 60%; (ii) limit the ratio of Enterprise Secured Debt to Enterprise Gross Asset Value to 40%; (iii) limit the ratio of Enterprise Unsecured Debt to Enterprise Unencumbered Asset Value to 60%; (iv) require a minimum Fixed Charge Coverage Ratio of 1.5 times; (v) require a minimum Consolidated Tangible Net Worth of at least the sum of (x) $2.04 billion as of the end of any fiscal quarter plus (y) an amount equal to 75% of the net proceeds received from any equity offerings after the closing date; and (vi) require a minimum Unsecured Interest Coverage Ratio of 1.75 times. The Company believes it was in compliance with each of these covenants at June 30, 2026.
Mortgage Debt
At December 31, 2025, the Company had $102 million in aggregate principal of fixed rate mortgage debt outstanding and $0.7 million of unamortized premiums. The mortgage debt was secured by two senior housing communities with an aggregate carrying value of $242 million. The Company was in compliance with the requirements of its mortgage debt as of December 31, 2025.
In January 2026, the Company made a $102 million early full principal repayment of its mortgage debt with original maturities in December 2026 and paid $1 million of accrued interest and prepayment penalties. During the six months ended June 30, 2026, the Company recognized a $0.4 million loss on debt extinguishment related to this early repayment. As of June 30, 2026, the Company had ten outstanding letters of credit obligations totaling $1 million.
NOTE 8.   Accounts Payable, Accrued Liabilities, and Other Liabilities
The following table summarizes the Company’s accounts payable, accrued liabilities, and other liabilities (in thousands):
	June 30, 2026	December 31, 2025
Refundable entrance fees	$226,875	$221,147
Other accounts payable and accrued liabilities	74,889	57,024
Accrued construction costs	4,382	6,039
Accounts payable, accrued liabilities, and other liabilities	$306,146	$284,210
NOTE 9.   Deferred Revenue
The following table summarizes the Company’s deferred revenue (in thousands):
	June 30, 2026	December 31, 2025
Non-refundable entrance fees	$695,511	$669,528
Other deferred revenue	3,734	3,479
Deferred revenue	$699,245	$673,007
The opening and closing balances of non-refundable entrance fees were as follows (in thousands):
Closing balance – December 31, 2024	$615,723
Additions(1)	152,717
Amortization(2)	(98,912)
Closing balance – December 31, 2025	$669,528
Additions(1)	75,631
Acquisitions	5,362
Amortization(2)	(55,010)
Closing balance – June 30, 2026	$695,511

(1)
During the three months June 30, 2026, the Company collected non-refundable entrance fees of $41 million. During the three and six months ended June 30, 2025, the Company collected non-refundable entrance fees of $43 million and $71 million, respectively.

(2)
Amortization of non-refundable entrance fees is included within resident fees and services on the Combined and Consolidated Statements of Operations. During the three months ended June 30, 2026, the Company recognized amortization of $28 million. During the three and six months ended June 30, 2025, the Company recognized amortization of $24 million and $48 million, respectively.

As of each of June 30, 2026 and December 31, 2025, the weighted average remaining length of stay based on the unamortized non-refundable entrance fee balance of the Company’s in-place residents was 8 years.
Entrance Fee Receivables
For certain residents that qualify, the Company may offer to provide a deferral of the upfront cash entrance fee requirements so that they are able to move into a community while still continuing the process of selling their previous home. These entrance fee receivables are due upon sale of the resident’s previous home. The following table summarizes the Company’s entrance fee receivables, which are recognized in other assets on the Combined and Consolidated Balance Sheets (in thousands):
Closing balance – December 31, 2024	$61,273
Current year deferrals provided	99,960
Receipts applied to entrance fee commitments	(87,857)
Closing balance – December 31, 2025	$73,376
Current year deferrals provided	53,160
Receipts applied to entrance fee commitments	(55,273)
Closing balance – June 30, 2026	$71,263
NOTE 10.   Commitments and Contingencies
Minimum Liquid Reserve (“MLR”)
State licensing authorities require the Company to maintain MLR balances in escrow accounts based upon certain financial calculations. This requirement mitigates the risk of a community failure, whereby the Company would be obligated to repay the balance of entrance fees to its residents. The reserve balance required by these state licensing authorities at June 30, 2026 was $96 million, which was met through $68 million of restricted cash held in escrow and $28 million of promissory notes. These promissory notes are issued between the Company and certain of its operating subsidiaries, which represents intercompany activity that is eliminated in the Combined and Consolidated Financial Statements.
Legal Proceedings
From time to time, the Company is a party to legal proceedings, lawsuits and other claims that arise in the ordinary course of the Company’s business. These matters typically relate to the following, among others, and include matters that pertain to operators’ management of the Company’s communities: (i) premises liability and other personal injury claims; (ii) resident care and professional liability matters, including allegations relating to quality of care, neglect, or violation of applicable health and safety regulations; and (iii) contract disputes with residents, service providers, or vendors. Many of these claims are covered, in whole or in part, by insurance policies maintained by the Parent, as further described below, subject to self-insured retentions, deductibles, and policy limits.
The Company monitors and evaluates all pending matters in consultation with legal counsel, risk management, insurance professionals, and its operators. The Company is not aware of any legal proceedings or claims that it believes may have, individually or taken together, a material effect on the Company’s financial condition, results of operations, or cash flows. The Company’s policy is to expense legal costs as they are incurred.
Operator Agreements
The Company has long-term management agreements with its operators under which base management fees and incentive management fees are payable to these operators (“Operator Fees”) if operating results exceed pre-established thresholds. Conversely, there are also provisions in the management agreements that reduce Operator Fees if operating results do not meet certain pre-established thresholds. Out-of-pocket expenses incurred on behalf of the Company by operators are subject to reimbursement from the Company. During the three months ended June 30, 2026 and 2025, the Company incurred management fees on its consolidated assets of $9 million and $7 million, respectively. During the six months ended June 30, 2026 and 2025, the Company incurred management fees on its consolidated assets of $17 million and $12 million, respectively. Management fees are recognized in operating expenses on the Combined and Consolidated Statements of Operations. For discussion of management fees payable to Healthpeak, refer to Note 18.
NOTE 11.   Equity
Dividends
On July 8, 2026, the Company’s Board of Directors declared a monthly common stock cash dividend of $0.0475 per share for each of July, August, and September 2026, payable on July 29, 2026, August 26, 2026, and September 23, 2026, respectively, to stockholders of record as of the close of business on July 17, 2026, August 14, 2026, and September 11, 2026, respectively.
During the three months ended June 30, 2026, the Company declared and paid common stock cash dividends of $0.1599 per share, which was comprised of a pro rata quarterly common stock cash dividend of $0.0174 per share for the period commencing from the date of the IPO through March 31, 2026 and a quarterly common stock cash dividend of $0.1425 per share for the three months ended June 30, 2026.
Initial Public Offering
Formation Transactions
In March 2026, Janus Living consummated a series of formation transactions through which Healthpeak transferred, directly or indirectly, cash plus senior housing real estate communities and certain parcels of land for future development to the Company. As a result of these transactions, Healthpeak received 138,816,246 shares of Class A-1 common stock and 75,917,780 common units in Janus Living OP. Janus Living contributed the real estate assets received in the formation transactions to Janus Living OP in exchange for common units, and following such contributions and the formation transactions described above, Janus Living held 187,222,996 common units in Janus Living OP. In connection with these formation transactions, Healthpeak also purchased shares of Class A-2 common stock in an amount equivalent to the common units of Janus Living OP that Healthpeak held following completion of the formation transactions described above, for aggregate consideration of approximately $760 thousand. Also in March 2026, in connection with the IPO, 48,300,000 shares of Class A-1 common stock were issued to public investors, generating total gross proceeds of $966 million, less $65 million of fees paid to the underwriters. During the six months ended June 30, 2026 a portion of these proceeds were utilized to fund certain other offering and transaction-related costs (see Note 18).
June Follow-On Offering
On June 4, 2026, an additional 25,000,000 shares of Class A-1 common stock were issued to public investors upon completion of the June Follow-On Offering. In connection with the June Follow-On Offering, the Company granted the underwriters a 30-day option to purchase up to an additional 3,750,000 shares of Class A-1 common stock, which was exercised in full on June 22, 2026. The June Follow-On Offering generated total gross proceeds of $719 million, less $28 million of fees paid to the underwriters. During the three months ended June 30, 2026, in connection with the June Follow-On Offering, $1 million of offering costs, in addition to fees paid to the underwriters, were incurred and recognized within additional paid-in capital on the Combined and Consolidated Statements of Equity.
Class A-1 Common Stock, Class A-2 Common Stock, and Common Units
Following the IPO, Janus Living has two classes of common stock: Class A-1 common stock and Class A-2 common stock. Class A-1 common stock has both voting and economic rights and is held by Healthpeak and public investors. Janus Living’s Class A-2 common stock was issued only to Healthpeak and has voting rights but is not entitled to receive any dividends or distributions, and has no other economic rights. The purpose of the Class A-2 common stock is to give Healthpeak voting rights that correspond to its common units in Janus Living OP, which do not provide holders with the right to vote on matters submitted to the stockholders of Janus Living. Shares of Class A-2 common stock are not listed on the New York Stock Exchange. Class A-2 common stock will not be issued to any holder other than Healthpeak.
Noncontrolling Interests
Healthpeak OP Units
Common unitholders (“OP Unitholders”) have the right to require redemption of part or all of their common units of Janus Living OP (“common units” or “Healthpeak OP Units”) for cash or shares of Janus Living’s Class A-1 common stock, at Janus Living Inc.’s option as managing member of Janus Living OP. The per unit redemption amount is equal to either one share of the Janus Living’s Class A-1 common stock or cash equal to the fair value of a share of Class A-1 common stock at the time of redemption. The common units are classified in permanent equity because Janus Living, Inc. may elect to issue shares of its Class A-1 common stock to OP Unitholders who choose to redeem their common units rather than using cash. In connection with the formation transactions and June Follow-On Offering, Janus Living holds 215,972,996 common units in Janus Living OP and Healthpeak holds 75,917,780 common units as of June 30, 2026. The resulting change in the Company’s net assets and capital structure required an allocation between equity and noncontrolling interests on the Combined and Consolidated Statements of Equity. Each unitholder’s interest is calculated by dividing its units held by the total common units outstanding. Healthpeak’s common units are presented as common units of Janus OP, LLC held by Healthpeak Properties, Inc. on the Combined and Consolidated Balance Sheets.
As of June 30, 2026, Healthpeak held 75,917,780 Healthpeak OP Units, all of which were convertible into Class A-1 common stock. As of June 30, 2026, the Healthpeak OP Units had a value of $2.2 billion based on the closing stock price on June 30, 2026.
LTIP Units
During the six months ended June 30, 2026, certain employees of the Company (“LTIP Unitholders”) were issued approximately 392 thousand non-managing member units in Janus Living OP (“LTIP Units,” together with the Healthpeak OP Units, “OP Units”), all of which were profits interests in Janus Living OP. When certain conditions are met, the LTIP Unitholders have the right to require redemption of part or all of their LTIP Units for cash or shares of the Company’s Class A-1 common stock, at the Company’s option as managing member of Janus Living OP. The per unit redemption amount is equal to either one share of the Company’s Class A-1 common stock or cash equal to the fair value of a share of Class A-1 common stock at the time of redemption. The Company classifies the LTIP Units in permanent equity because it may elect, in its sole discretion, to issue shares of its Class A-1 common stock to LTIP Unitholders who choose to redeem their LTIP Units rather than using cash. As of June 30, 2026, there were approximately 392 thousand LTIP Units outstanding and none had met the criteria for redemption.
NOTE 12.   Earnings Per Common Share
Basic income (loss) per common share (“EPS”) is computed based on the weighted average number of common shares outstanding. Diluted income (loss) per common share is computed based on the weighted average number of common shares outstanding plus the impact of common shares issuable from the assumed conversion of OP Units and unvested restricted stock units. Only those instruments having a dilutive impact on the Company’s basic income (loss) per share are included in diluted income (loss) per share during the periods presented.
Certain restricted stock units are considered participating securities, because dividend payments are not forfeited even if the underlying award does not vest, and require use of the two-class method when computing basic and diluted earnings per share.
For the six months ended June 30, 2026, for basic EPS, the Company elected to use the weighted average number of shares outstanding from the closing date of the IPO through June 30, 2026. For the six months ended June 30, 2026, basic and diluted EPS is calculated by dividing net income (loss) attributable to common shares after the closing date of the IPO by the basic and diluted weighted average shares outstanding for the period. The pre-IPO net income (loss) of $40 million for the period from January 1, 2026 through March 23, 2026 is deducted from net income (loss) for purposes of EPS.
The following table illustrates the computation of basic and diluted earnings per share (in thousands, except per share amounts):
	Three Months Ended June 30, 2026	Six Months Ended June 30, 2026
Numerator – Basic
Net income (loss)	$14,858	$42,732
Noncontrolling interests’ share in earnings	(4,135)	(677)
Less: Participating securities’ share in earnings	(4)	(4)
Net (income) loss – pre-IPO	—	(39,888)
Net income (loss) applicable to common shares	$10,719	$2,163
Numerator – Dilutive
Net income (loss) applicable to common shares	$10,719	$2,163
Net income (loss) attributable to dilutive convertible units and other	4,119	649
Dilutive net income (loss) available to common shares	$14,838	$2,812
Denominator
Basic weighted average shares outstanding(1)	195,011	194,310
Dilutive potential common shares – OP Units(2)	76,022	75,918
Diluted weighted average common shares	271,033	270,228
Earnings per common share
Basic	$0.05	$0.01
Diluted	$0.05	$0.01

(1)
No publicly-listed shares were outstanding as of June 30, 2025.

(2)
For the three and six months ended June 30, 2026, represents the dilutive impact of 76 million outstanding OP Units.

NOTE 13.   Variable Interest Entities
Operating Subsidiary
Janus Living OP is the Company’s operating subsidiary and a limited liability company that has governing provisions that are the functional equivalent of a limited partnership. The Company holds a membership interest in Janus Living OP, acts as the managing member of Janus Living OP, and exercises full responsibility, discretion, and control over the day-to-day management of Janus Living OP. Because certain noncontrolling interests in Janus Living OP do not have substantive liquidation rights, substantive kick-out rights without cause, or substantive participating rights, the Company has determined that Janus

Living OP is a VIE. Janus Living, Inc., as managing member, has the power to direct the core activities of Janus Living OP that most significantly affect Janus Living OP’s performance, and through its interest in Janus Living OP, has both the right to receive benefits from and the obligation to absorb losses of Janus Living OP. Accordingly, Janus Living, Inc. is the primary beneficiary of Janus Living OP and consolidates Janus Living OP. As the Company conducts its business and holds its assets and liabilities through Janus Living OP, the total combined and consolidated assets and liabilities, income (losses), and cash flows of Janus Living OP represent substantially all of the total combined and consolidated assets and liabilities, including the consolidated and unconsolidated entities discussed in this Note 13, income (losses), and cash flows of Janus Living, Inc.
AgeTech Investment.   The Company holds a limited partner interest in a fund that makes venture capital investments in early-stage technology solutions (the “AgeTech Investment”). As of June 30, 2026, the Company had an aggregate commitment of $2 million related to its AgeTech Investment and as of each of June 30, 2026 and December 31, 2025, the Company’s total investment was $0.2 million. The AgeTech Investment has been identified as VIE. The Company’s involvement in the entity is limited to its equity investment as a limited partner and it does not have any substantive participating rights or kick-out rights over the general partner. Given its rights and ownership percentage, the Company has virtually no influence or control. The assets and liabilities of the entity primarily consist of its capital investments. All future investments will be funded with capital contributions from the Company and other limited partners in accordance with their respective commitments.
The classification of the related assets and the maximum loss exposure as a result of the Company’s involvement with the VIE at June 30, 2026 was as follows (in thousands):
VIE Type	Asset Type	Maximum Loss Exposure and Carrying Amount(1)
AgeTech Investment	Other assets	$185

(1)
The Company’s maximum loss exposure represents the aggregate carrying amount of such investments.

As of June 30, 2026, the Company had not provided, and is not required to provide, financial support through a liquidity arrangement or otherwise, to its unconsolidated VIE, including under circumstances in which it could be exposed to further losses (e.g., cash shortfalls).
NOTE 14.   Fair Value Measurements
The table below summarizes the carrying amounts and fair values of the Company’s financial instruments either recorded or disclosed on a recurring basis (in thousands):
	June 30, 2026(1)		December 31, 2025(1)
	Carrying Value	Fair Value(2)	Carrying Value	Fair Value(2)
Mortgage debt	$—	$—	$102,688	$100,658

(1)
During the six months ended June 30, 2026 and year ended December 31, 2025, there were no material transfers of financial assets or liabilities within the fair value hierarchy.

(2)
Level 2: Mortgage debt is classified as Level 2 in the fair value hierarchy. The fair value of mortgage debt is based on standardized pricing models in which significant inputs or value drivers are observable in active markets.

NOTE 15.   Revenue Recognition
Disaggregation of Resident Fees and Services Revenue
The following table disaggregates the Company’s resident fees and services according to whether such revenue relates to amortization of non-refundable entrance fees, room and rents, or ancillary and other services (in thousands):
	Three Months Ended June 30,
	2026		2025
	Amount	Percent of Total	Amount	Percent of Total
Room and rents	$169,156	78%	$111,737	75%
Non-refundable entrance fee amortization	27,808	13%	23,652	16%
Ancillary and other services	19,492	9%	13,466	9%
Resident fees and services	$216,456	100%	$148,855	100%
	Six Months Ended June 30,
	2026		2025
	Amount	Percent of Total	Amount	Percent of Total
Room and rents	$333,523	80%	$232,147	78%
Non-refundable entrance fee amortization	55,010	13%	47,658	16%
Ancillary and other services	28,268	7%	17,977	6%
Resident fees and services	$416,801	100%	$297,782	100%
Room and rents and non-refundable entrance fee amortization are recognized over time, or approximately one month and expected stay of the resident, respectively. Ancillary and other services are recognized at a point in time, as services are delivered.
Accounts Receivable, net
The opening and closing balances of accounts receivable, net were as follows (in thousands):
Closing balance – December 31, 2025	$19,431
Closing balance – June 30, 2026	24,076
Change	$4,645
The following is a summary of the Company’s adjustments to allowances for credit losses (in thousands):
Opening balance – December 31, 2024	$2,243
Additional allowance	2,269
Write-offs, recoveries, and other adjustments	(2,494)
Closing balance – December 31, 2025	$2,018
Opening balance – December 31, 2025	$2,018
Additional allowance	2,219
Write-offs, recoveries, and other adjustments	(714)
Closing balance – June 30, 2026	$3,523
NOTE 16.   Segment Disclosures
The Company has one operating segment based on how its Chief Operating Decision Maker (“CODM”), the President and Chief Executive Officer, assesses performance and allocates resources. The Company’s reportable segment, as determined in accordance with ASC 280, Segment Reporting, is the same as its operating segment. The accounting policies of the Company’s reportable segment are the same as those described in Note 2 to the combined financial statements for the fiscal year ended December 31, 2025, as updated by Note 2 herein.
The CODM evaluates performance based on net income (loss) as reported on the Company’s Combined and Consolidated Statements of Operations as it provides a comprehensive indication of overall results of operations.
The Company conducts its business on a consolidated basis in one operating segment and therefore, has one reportable segment. Asset information is not used by the CODM to assess performance.
The following table presents significant segment expenses and net income (loss) for the three and six months ended June 30, 2026 and 2025 (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Resident fees and services	$216,456	$148,855	$416,801	$297,782
Compensation and property management	(100,605)	(72,083)	(191,613)	(142,465)
Food	(9,870)	(6,782)	(18,568)	(13,225)
Real estate taxes	(6,566)	(4,324)	(13,046)	(8,832)
Repairs and maintenance	(7,719)	(4,873)	(14,371)	(9,719)
Utilities	(8,701)	(5,719)	(16,846)	(11,382)
Other segment items(1)	(25,325)	(18,006)	(48,940)	(36,802)
Depreciation and amortization	(56,473)	(31,191)	(107,871)	(63,990)
General and administrative	(1,334)	(2,382)	(4,292)	(5,514)
General and administrative – related party management fee	(2,472)	—	(2,800)	—
Interest expense	(350)	(949)	(701)	(1,897)
Transaction costs	(4,278)	—	(22,788)	—
Gain (loss) on sales of real estate, net	3,884	—	3,884	—
Gain (loss) upon change of control, net	—	—	46,270	—
Gain (loss) on debt extinguishments	—	—	(403)	—
Other income (expense), net	16,465	(4,029)	17,281	(6,409)
Income tax benefit (expense)	1,746	(2,096)	624	(4,687)
Equity income (loss) from unconsolidated joint venture	—	1,009	111	2,460
Net income (loss)	$14,858	$(2,570)	$42,732	$(4,680)

(1)
Other segment items include: (i) cleaning and supplies, (ii) insurance, (iii) marketing, and (iv) other expenses.

NOTE 17.   Supplemental Cash Flow Information
The following table provides supplemental cash flow information (in thousands):
	Six Months Ended June 30,
	2026	2025
Supplemental cash flow information:
Interest paid	$777	$2,278
Income taxes paid (refunded), net	1,924	286

	Six Months Ended June 30,
	2026	2025
Supplemental schedule of non-cash investing and financing activities:
Accrued construction costs	$4,382	$7,065
Net noncash impact from the consolidation of properties previously held in an unconsolidated joint venture	312,826	—
Accrued offering costs	839	—
The following table summarizes cash, cash equivalents, and restricted cash (in thousands):
	Six Months Ended June 30,
	2026	2025
Beginning of period:
Cash and cash equivalents	$19,652	$18,777
Restricted cash	64,609	60,289
Cash, cash equivalents, and restricted cash	$84,261	$79,066
End of period:
Cash and cash equivalents	$1,557,655	$22,571
Restricted cash	88,887	66,414
Cash, cash equivalents, and restricted cash	$1,646,542	$88,985
Cash and Cash Equivalents
The Company maintains its cash and cash equivalents at financial institutions insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per institution. As of June 30, 2026 and December 31, 2025, the account balances at certain institutions exceeded the FDIC insurance coverage.
NOTE 18.   Related Party Transactions
In connection with the completion of the IPO, Janus Living entered into certain related party transactions with Healthpeak and/or certain of its direct or indirect subsidiaries. The various agreements entered into between Janus Living and Healthpeak in connection with the IPO and their related impact to the Combined and Consolidated Financial Statements are summarized below.
Formation Transactions
As more fully described in Note 11, Healthpeak and Janus Living consummated a series of formation transactions in connection with the IPO. In connection with the IPO and these formation transactions, during the three months ended March 31, 2026, Janus Living incurred $16 million of transaction costs, recognized within transaction costs on the Combined and Consolidated Statements of Operations. Additionally, during the three months ended March 31, 2026, Janus Living incurred $8 million of offering costs in addition to fees paid to the underwriters in connection with the IPO. These costs were recognized within additional paid-in capital on the Combined and Consolidated Statements of Equity. Certain of these offering and transaction costs were initially paid by Healthpeak and reimbursed by Janus Living in accordance with the Healthpeak Management Agreement (defined below).
Equity Awards
In connection with the IPO, certain of Healthpeak’s directors and executive officers received equity award grants from Janus Living, either as fully vested shares of Janus Living’s Class A-1 common stock, or as time-based or performance-based equity awards to acquire shares of Janus Living’s Class A-1 common stock subject to the satisfaction of vesting conditions. Of the $16 million of transaction costs discussed above, $5 million relates to stock-based compensation expense recognized on the fully vested awards issued to directors, executive officers, and employees of Healthpeak and Janus Living in connection with the IPO. In addition, certain of Healthpeak’s directors and executive officers entered into indemnification agreements with Janus Living in connection with the IPO.
Management Agreement
Janus Living entered into a management agreement (“Healthpeak Management Agreement”) with the Manager, an indirect subsidiary of Healthpeak. Pursuant to the management agreement, Janus Living agreed to pay the Manager a management fee (“Healthpeak Management Fee”) for services rendered to Janus Living equal to $10 million plus or minus the cumulative effect of an annual amount of 0.5% of (i) the gross book value (as determined in accordance with GAAP) of any investment that is the subject of an acquisition, or disposition or (ii) the increase in the gross book value of any investment that was the subject of a capital deployment, in each case, since January 1, 2026; provided, that (A) if Janus Living’s investments have a gross book value in excess of $10.0 billion but less than $20.0 billion as of the determination of a management fee adjustment amount pursuant to the terms of the Healthpeak Management Agreement, such 0.5% will be decreased by 0.1% for each dollar of gross book value of any investment that was the subject of an acquisition or disposition or increase in the gross book value of any investment that was the subject of a capital deployment in excess of $10.0 billion but less than $20.0 billion, and (B) if Janus Living’s investments have a gross book value in excess of $20.0 billion as of the determination of a management fee adjustment amount pursuant to the terms of the Healthpeak Management Agreement, such 0.5% will be decreased by 0.15% for each dollar of gross book value of any investment that was the subject of an acquisition or disposition, or increase in gross book value of any investment that was the subject of a capital deployment, that is in excess of $20.0 billion. The management fee will be payable in cash but will be reduced by the stock-based compensation expense recognized in connection with the grant of annual equity awards to employees of the Manager under the Janus Living, Inc. 2026 Equity Plan (“Manager Equity Awards”). The Healthpeak Management Agreement has an initial term of 3 years from the date of the completion of the IPO with annual renewals unless terminated by Janus Living or the Manager pursuant to the terms of the Healthpeak Management Agreement. Janus Living will also reimburse the Manager for documented third-party expenses incurred by the Manager in providing services under the Healthpeak Management Agreement, including expenses related to legal, accounting, due diligence and other services. Expenses will be reimbursed in cash on a quarterly or monthly basis, at the Manager’s election.
During the six months ended June 30, 2026, $3.5 million of the Healthpeak Management Fee was paid in cash and $288 thousand was paid to the Manager in the form of Manager Equity Awards. As of June 30, 2026, $27 thousand of the Healthpeak Management Fee was recognized within accounts payable, accrued liabilities, and other liabilities on the Combined and Consolidated Balance Sheets. A portion of the Healthpeak Management Fee is included within general and administrative — related party management fee on the Combined and Consolidated Statements of Operations and certain amounts of the Healthpeak Management Fee that are directly attributable to acquisition activities are included within transaction costs on the Combined and Consolidated Statements of Operations.
Exclusivity Agreement
Janus Living entered into an exclusivity agreement with Healthpeak, pursuant to which Janus Living and Healthpeak agreed that during the term of the management agreement, neither Janus Living nor Healthpeak, nor any of Janus Living’s or Healthpeak’s respective affiliates, will engage in, sponsor, own, operate, manage, or otherwise participate in a competing business.
Stockholders Agreement
Janus Living entered into a stockholders agreement with Healthpeak pursuant to which, among other rights, Healthpeak will have the right to designate a certain number of directors to Janus Living’s Board of Directors based on its ownership threshold in the Company. Two of Healthpeak’s directors, Mr. Brinker and Ms. Sandstrom, serve on Janus Living’s Board of Directors pursuant to this agreement.

Purchases in the Reserved Share Program
In connection with the IPO, an aggregate of 216 thousand shares of our Class A-1 common stock were purchased by certain of Janus Living’s and Healthpeak’s directors and executive officers through a reserved share program. All purchases of Class A-1 common stock in the reserved share program were at the initial public offering price of $20.00 per Class A-1 common share.
NOTE 19.   Concentration of Credit Risk
Concentrations of credit risk arise when one or more residents, operators, or obligors related to the Company’s investments are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors its portfolio to assess potential concentrations of credit risks.
The following table provides information regarding the Company’s concentrations with respect to certain states, operators, and properties; the information provided is presented as percentages of the Company’s total gross real estate assets and revenues:
	Percentage of Gross Real Estate Assets		Percentage of Total Revenues
	June 30, 2026	December 31, 2025	Three Months Ended June 30,		Six Months Ended June 30,
Concentration			2026	2025	2026	2025
State:
Florida	51	68	50	64	51	64
Texas	11	2	13	4	13	4
Pennsylvania	11	15	12	16	12	16
Operator:
LCS	66	86	65	84	66	84
Sunrise Senior Living	10	14	12	16	13	16
Ciel Senior Living	11	—	10	—	10	—
Property:
Freedom Plaza Sun City Center	8	11	7	9	7	9
Cypress Village	7	10	7	9	7	9
There is no resident concentration in resident fees and services because the related agreements are with individual residents.
The following table provides information regarding the Company’s concentrations for Medicare and Medicaid as percentages of total revenues:
	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Medicare	12%	16%	13%	16%
Medicaid	1%	2%	1%	2%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Janus Living, Inc.
Opinion on the Financial Statements
We have audited the accompanying combined and consolidated balance sheets of Janus Living, Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related combined and consolidated statements of operations, equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index to Financial Statements on Page F-1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As discussed in Notes 1 and 2 to the financial statements, the financial statements of Janus Living, Inc. were derived from the consolidated financial statements and accounting records of Healthpeak Properties, Inc., including allocations of certain expenses, and may not be indicative of the conditions that would have existed or the results of operations if Janus Living, Inc. had operated as a stand-alone independent company.
/s/ Deloitte & Touche LLP
Costa Mesa, California
February 27, 2026, except for the effects of the formation transactions and the IPO discussed in Note 1 to the financial statements, as to which the date is May 21, 2026.
We have served as the Company’s auditor since 2025.

JANUS LIVING, INC.
COMBINED AND CONSOLIDATED BALANCE SHEETS
(In thousands)
	December 31,
	2025	2024
ASSETS
Real estate:
Buildings and improvements	$1,940,808	$1,819,355
Construction in progress	41,678	40,347
Land and improvements	176,475	174,850
Accumulated depreciation	(505,297)	(429,905)
Net real estate	1,653,664	1,604,647
Investment in unconsolidated joint venture	312,709	322,551
Accounts receivable, net of allowance of $2,018 and $2,243	19,431	19,697
Cash and cash equivalents	19,652	18,777
Restricted cash	64,609	60,289
Intangible assets	26,670	74,961
Deferred tax assets	107,074	116,002
Goodwill	3,849	3,849
Other assets	134,557	122,529
Total assets	$2,342,215	$2,343,302
LIABILITIES AND EQUITY
Mortgage debt	$102,688	$106,247
Accounts payable, accrued liabilities, and other liabilities	284,210	311,448
Deferred revenue	673,007	616,754
Total liabilities	1,059,905	1,034,449
Commitments and contingencies (Note 10)
Parent’s net investment	1,282,310	1,308,853
Total equity	1,282,310	1,308,853
Total liabilities and equity	$2,342,215	$2,343,302
See accompanying Notes to the Combined and Consolidated Financial Statements.

JANUS LIVING, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)
	Year Ended December 31,
	2025	2024
Revenues:
Resident fees and services	$603,989	$568,475
Total revenues	603,989	568,475
Costs and expenses:
Operating	448,923	430,443
Depreciation and amortization	126,356	137,186
General and administrative	10,549	11,921
Interest expense	3,797	3,942
Transaction costs	1,607	—
Total costs and expenses	591,232	583,492
Other income (expense):
Gain (loss) on sales of real estate, net	—	(16,413)
Other income (expense), net	863	(32,417)
Total other income (expense),net	863	(48,830)
Income (loss) before income taxes and equity income (loss) from unconsolidated
joint venture	13,620	(63,847)
Income tax benefit (expense)	(11,339)	11,490
Equity income (loss) from unconsolidated joint venture	4,068	1,894
Net income(loss)	$6,349	$(50,463)
See accompanying Notes to the Combined and Consolidated Financial Statements.

JANUS LIVING, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)
Total Parent’s Net Investment
December 31, 2023	$1,438,960
Net income (loss)	(50,463)
Net distributions to Parent	(79,644)
December 31, 2024	$1,308,853
Net income (loss)	6,349
Net distributions to Parent	(32,892)
December 31, 2025	$1,282,310
See accompanying Notes to the Combined and Consolidated Financial Statements.

JANUS LIVING, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$6,349	$(50,463)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of real estate and in-place resident contract intangibles	126,356	137,186
Amortization of deferred financing costs and debt discounts (premiums)	(736)	(733)
Amortization of non-refundable entrance fees.	(98,912)	(88,995)
Equity loss (income) from unconsolidated joint venture	(4,068)	(1,894)
Deferred income tax expense (benefit)	8,928	(12,858)
Loss (gain) on sales of real estate, net	—	16,413
Casualty-related loss (recoveries), net	(1,550)	32,439
Changes in:
Decrease (increase) in accounts receivable and other assets, net	(16,521)	(28,409)
Increase (decrease) in accounts payable, accrued liabilities, and other liabilities	(38,195)	(17,049)
Increase (decrease) in deferred revenue	155,165	142,924
Net cash provided by (used in) operating activities	136,816	128,561
Cash flows from investing activities:
Capital expenditures	(123,921)	(65,064)
Proceeds from sales of real estate, net	1,000	8,922
Distributions in excess of earnings from unconsolidated joint venture	13,910	12,036
Proceeds from insurance recovery	15,218	—
Net cash provided by (used in) investing activities	(93,793)	(44,106)
Cash flows from financing activities:
Repayments of mortgage debt	(2,823)	(2,691)
Payments of offering costs	(2,113)	—
Net distributions to Parent	(32,892)	(79,644)
Net cash provided by (used in) financing activities	(37,828)	(82,335)
Net increase(decrease)in cash, cash equivalents, and restricted cash	5,195	2,120
Cash, cash equivalents, and restricted cash, beginning of year.	79,066	76,946
Cash, cash equivalents, and restricted cash, end of year	$84,261	$79,066
See accompanying Notes to the Combined and Consolidated Financial Statements.

JANUS LIVING, INC.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.   Business
Janus Living, Inc. (“Janus Living” or the “Company”) is a pure-play senior housing real estate investment trust (“REIT”), and the only United States (“U.S.”) publicly traded REIT whose portfolio is owned and operated under the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”) structures. Substantially all of the Company’s assets are held by, and substantially all of the Company’s operations are conducted through, Janus Living OP, LLC (“Janus Living OP” or the “Operating Company”), either directly or through its subsidiaries. The Company is the managing member of the Janus Living OP. The Company is externally managed by an indirect subsidiary of Healthpeak Properties, Inc. (“Healthpeak” or the “Parent”).
On March 23, 2026, the Company completed its initial public offering (“IPO”) to become a public company. On March 23, 2026, Janus Living consummated a series of formation transactions through which Healthpeak transferred, directly or indirectly, cash plus senior housing real estate communities and certain parcels of land for future development to the Company. As a result of these transactions, Healthpeak received 138,816,246 shares of Class A-1 common stock and 75,917,780 common units in Janus Living OP. Janus Living contributed the real estate assets received in the formation transactions to Janus Living OP in exchange for common units, and following such contributions and the formation transactions described above, Janus Living holds 187,222,996 common units in Janus Living OP. In connection with these formation transactions, Healthpeak also purchased shares of Class A-2 common stock in an amount equivalent to the common units of Janus Living OP that Healthpeak holds following completion of the formation transactions described above. Janus Living’s Class A-2 common stock are not entitled to receive any dividends or distributions, but were issued to provide Healthpeak with voting rights that correspond to its common units. Healthpeak’s ownership of the Janus Living Class A-1 and Class A-2 common shares together provides Healthpeak with voting and economic rights of 81.6% of Janus Living. Following the IPO, Healthpeak continues to consolidate Janus Living. Also in March 2026, in connection with the IPO, 48,300,000 shares of Class A-1 common stock were issued to public investors. Prior, and subsequent, to the IPO, Healthpeak controlled Janus Living, resulting in the formation transactions being accounted for as transactions occurring between entities under common control. These financial statements reflect the impact of the common control transactions described above.
As of December 31, 2025, the Company’s portfolio included 15 life plan communities, an interest in an unconsolidated joint venture that owned 19 senior housing communities (the “JV”), and certain parcels of land for future development. The Company’s 15 life plan communities are located in Alabama, Florida, Michigan, Pennsylvania, Texas, and Virginia. The senior housing communities in the JV are located primarily in Texas and Colorado.
The Company’s senior housing properties are operated by third parties through RIDEA structures. The operators of the Company’s 15 life plan communities are LCS and Sunrise Senior Living Management, Inc. (“Sunrise”).
NOTE 2.   Summary of Significant Accounting Policies
Use of Estimates
Management is required to make estimates and assumptions in the preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates.
Basis of Presentation
The financial statements comprise the portfolio owned by Janus Living pursuant to the transactions outlined in Note 1. As discussed in Note 1, prior, and subsequent, to the IPO, Healthpeak controlled Janus

Living, resulting in the transactions being accounted for as transactions occurring between entities under common control and the related retrospective treatment of combining the Company with the historical financial statements of its predecessor. The combined and consolidated financial statements have been prepared on a “carve- out” basis. For the years ended December 31, 2025 and 2024, the Company operated as part of the Parent, and consisted of several entities for which separate financial statements have not historically been prepared. These financial statements reflect the combined and consolidated historical financial position, results of operations, equity, and cash flows of the Company for the periods presented. The historical financial statements reflect the carrying amounts that have been carved out of Healthpeak’s consolidated financial statements prepared in conformity with U.S. GAAP, and reflect estimates and allocations made by Healthpeak to depict the Company on a stand-alone basis. The financial statements included herein may not necessarily be indicative of the Company’s financial position, results of operations, or cash flows had the Company operated as a stand-alone company during the periods presented, nor are they indicative of what the Company’s financial position, results of operations, or cash flows may be in the future.
The accompanying Combined and Consolidated Balance Sheets include only certain assets and liabilities that are directly attributable to owning and operating the portfolio and were transferred pursuant to the IPO. Accordingly, the assets and liabilities retained by Healthpeak have been excluded from the Combined and Consolidated Balance Sheets.
The accompanying Combined and Consolidated Statements of Operations and Combined and Consolidated Statements of Cash Flows include all costs directly attributable to owning and operating the portfolio. The Combined and Consolidated Statements of Operations include certain expense allocations from the Parent, as further described below.
All significant transactions between Healthpeak and the Company are included within net distributions to Parent in the financial statements. Transactions among the legal entities combined and consolidated by the Company have been eliminated in the presentation of the financial statements.
General and Administrative Expenses
General and administrative expenses represent the costs of overall management, administration, and support functions that are either directly attributable to specific property operations or investment activities, or are allocated in the case of costs that are not directly attributable. Costs include those associated with executive management, accounting, finance, legal, human resources, information technology, corporate insurance, and other corporate overhead. Allocations, where necessary, were made on a specific identification basis where possible or by using relative percentages of gross asset value or other methods management considered to be a reasonable reflection of the utilization of services provided.
Allocation of Property Insurance Costs
The financial statements include the allocation of property insurance costs incurred and paid by the Parent. The Parent has an annual master property insurance program for which a total premium is allocated to each property. Property insurance costs were allocated to the Company for the portfolio being transferred. The allocation is based on total location value as well as the specific item insured (building, personal property, and business interruption), adjusted by specific risk factors such as loss expectation and geographical location. The expense allocations have been determined on a basis that both the Company and the Parent consider to be a reasonable reflection of the benefit received by the Company during the periods presented. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone entity for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone entity would depend on a number of factors, including, but not limited to, the chosen insurance coverage.
Transaction Costs
Transaction costs are comprised of organization, legal, professional, and other related costs associated with Janus Living, which will be reimbursed to the Parent. Transaction costs are expensed as incurred.

Offering Costs
In connection with the offering, the Company has incurred legal, accounting, and other related costs, which will be reimbursed to the Parent. Such costs are recognized in other assets on the Combined and Consolidated Balance Sheets and will be recognized as a reduction of proceeds of the offering.
Parent’s Net Investment
Net assets are represented by the cumulative investment of the Parent which is shown as Parent’s net investment, and comprises member’s capital and retained earnings of the entities within the Company. Net transfers to Parent are included within net distributions to Parent on the Combined and Consolidated Statements of Equity.
Variable Interest Entities
The Company is required to continually evaluate its variable interest entity (“VIE”) relationships and consolidate these entities when it is determined to be the primary beneficiary of their operations. A VIE is broadly defined as an entity where either: (i) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support, (ii) substantially all of an entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (iii) the equity investors as a group lack any of the following: (a) the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity’s economic performance, (b) the obligation to absorb the expected losses of an entity, or (c) the right to receive the expected residual returns of an entity. Criterion (iii)(a) above is generally applied to limited partnerships and similarly structured entities by assessing whether a simple majority of the limited partners hold substantive rights to participate in the significant decisions of the entity or have the ability to remove the decision maker or liquidate the entity without cause. If any of those criteria are met, the entity is a VIE.
The designation of an entity as a VIE is reassessed upon certain events, including, but not limited to: (i) a change to the contractual arrangements of the entity or in the ability of a party to exercise its participation or kick-out rights, (ii) a change to the capitalization structure of the entity, or (iii) acquisitions or sales of interests that constitute a change in control.
A variable interest holder is considered to be the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but is not limited to, which activities most significantly impact the entity’s economic performance and the ability to direct those activities, its form of ownership interest, its representation on the VIE’s governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions, its ability to manage its ownership interest relative to the other interest holders, and its ability to replace the VIE manager and/or liquidate the entity.
For any investments in joint ventures that are not considered to be VIEs, the Company evaluates the type of ownership rights held by the limited partner(s) that may preclude consolidation by the majority interest holder. The assessment of limited partners’ rights and their impact on the control of a joint venture should be made at inception of the joint venture and continually reassessed.
During the year ended December 31, 2025, the Company entered into a commitment to contribute $2 million in cash in exchange for a limited partner interest in a fund that makes venture capital investments in aging technology solutions. As of December 31, 2025, $0.2 million of this commitment had been funded and is recognized in accordance with ASC 321, Investments — Equity Securities, within other assets on the Combined and Consolidated Balance Sheets. This investment does not have a readily determinable fair value and the practical expedient to estimate fair value using net asset value per share has not been elected. Accordingly, the investment is measured at cost, less any impairments, and is adjusted for any observable price changes, with such changes included in earnings. An observable price results from an orderly transaction for an identical or similar investment of the same issuer, which is observed by an investor without expending undue cost and effort. Observable price changes may result from equity transactions of the same issuer, including subsequent equity offerings. To determine whether transactions are indicative of an observable price change, the Company evaluates, among other factors, whether the transactions have similar rights and obligations, which include voting rights, distribution rights and preferences, and conversion features. Additionally, the entity has been identified as a VIE. The assets and liabilities of the entity primarily consist of its capital investment. All future investments will be funded with capital contributions from the Company and other limited partners in accordance with their respective commitments. The Company’s involvement in the entity is limited to its equity investment as a limited partner and it does not have any substantive participating rights or kick-out rights over the general partner and given its rights and ownership percentage, the Company has virtually no influence or control.
Revenue Recognition
Resident Fees and Services
The Company’s 15 combined and consolidated properties are operated as entrance fee communities, which typically require a resident to pay a one-time upfront entrance fee prior to occupancy, which includes both a refundable portion and non-refundable portion, in addition to the monthly resident fees and services charged based on the level of care and dwelling unit provided. Entrance fees grant a resident the right to occupy a dwelling unit and to receive access to a continuum of care, services, and amenities under a resident agreement. The amount of the entrance fee varies depending upon the type and size of the dwelling unit, the type of contract plan selected, whether the contract contains a lifecare benefit for the resident, the amount refundable, and other variables. When the Company receives a non-refundable entrance fee, it is recorded in deferred revenue in the Combined and Consolidated Balance Sheets and amortized into revenue over the estimated stay of the resident on a straight-line basis. The Company utilizes third-party actuarial experts in its determination of the estimated stay of residents. If a resident vacates the community sooner than estimated, the related unamortized non-refundable entrance fee balance is accelerated.
The refundable portion of a resident’s entrance fee is generally refundable within a certain number of months or days following contract termination or, in some cases, upon the re-sale of the dwelling unit to another resident. The refundable portion of the fee is not amortized and is included in refundable entrance fees within accounts payable, accrued liabilities, and other liabilities on the Combined and Consolidated Balance Sheets.
The Company recognizes resident fee and service revenue from its properties in accordance with ASC 606, Revenue from Contracts with Customers. Resident fee and service revenue includes resident dwelling unit and care charges, community fees, and other resident charges and is reported at the amount that reflects the consideration to which the Company expects to be entitled for providing resident services. These amounts are due from residents, third-party payors (including health insurers and government programs, such as Medicare and Medicaid), and others, and include variable consideration for retroactive revenue adjustments from estimated reimbursements, if any. Revenue is recognized as performance obligations are satisfied, and the resident receives and controls the good or service. Residency agreements are generally for a term of 30 days to one year with automatic successive renewals unless earlier terminated.
Performance obligations are determined based on the nature of the services provided by the Company. Revenue for performance obligations satisfied over time is recognized based on actual services provided in relation to total expected (or actual) services. The Company believes that this method provides a faithful depiction of the transfer of services over the term of the performance obligation based on the inputs needed to satisfy the obligation. Generally, performance obligations satisfied over time relate to residents occupying the properties and are recognized to the point when it is no longer required to provide services to the resident, which is generally at the time of death or move-out. Ancillary and other services are recognized at a point in time, as services are delivered.
Real Estate and Related Intangible Assets
The Company capitalizes costs associated with renovations and improvements which extend the life of an asset. While substantive activities are ongoing to prepare an asset for its intended use, costs including property taxes, insurance, and other costs directly related and essential to the improvement of a real estate asset, are capitalized. Expenditures for repairs and maintenance are expensed as incurred.
The Company computes depreciation on properties using the straight-line method over the assets’ estimated useful lives. Buildings and improvements are depreciated over useful lives ranging from five to 40 years. In-place resident contract intangibles generated from historical property acquisitions are amortized to expense over the estimated average remaining length of stay of the residents at the time of acquisition.
Gain (Loss) on Sales of Real Estate, Net
The Company recognizes a gain (loss) on sale of real estate when the criteria for an asset to be derecognized are met, which include when: (i) a contract exists, (ii) the buyer obtains control of the asset, and (iii) it is probable that the Company will receive substantially all of the consideration to which it is entitled. These criteria are generally satisfied at the time of sale.
Accounts Receivable, Net
Accounts receivable related to resident fees and services are reported net of an allowance for credit losses to represent the Company’s estimate of expected losses at the balance sheet date. The adequacy of the Company’s allowance for credit losses is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, a review of specific accounts, as well as expected future economic conditions and market trends, and adjustments are made to the allowance as necessary. Credit loss expenses are recorded in operating expenses on the Combined and Consolidated Statements of Operations.
Impairment of Long-Lived Assets and Goodwill
The Company assesses the carrying value of real estate assets and related intangibles (“real estate assets”) when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company tests its real estate assets for impairment by comparing the sum of the estimated future undiscounted cash flows to the carrying value of the real estate assets. The estimated future undiscounted cash flows reflect external market factors and the expected use and eventual disposition of the asset, and based on the specific facts and circumstances, may be probability-weighted to reflect multiple possible cash-flow scenarios, including selling the assets at various points in the future. In order to review its real estate assets for recoverability, the Company makes assumptions such as those regarding external market conditions (including capitalization rates), forecasted cash flows (primarily rates for resident fees and services, expense rates, forecasted occupancy, and growth rates) and sales prices, and its intent with respect to holding or disposing of the asset. If the analysis indicates that the carrying of the real estate asset is not recoverable on an estimated future undiscounted cash flow basis, an impairment loss will be recognized to the extent that the carrying value of the real estate assets exceeds their fair value.
Determining the fair value of real estate assets involves significant judgment and generally utilizes assumptions such as market capitalization rates, discount rates, comparable market transactions, estimated per unit prices, negotiations with prospective buyers, and forecasted cash flows (which are subject to certain assumptions as discussed above).
When testing goodwill for impairment, if the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company recognizes an impairment loss for the amount by which the carrying value, including goodwill, exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.
Investments in Unconsolidated Joint Ventures
Investments in entities the Company does not consolidate, but over which the Company has the ability to exercise significant influence over operating and financial policies, are reported under the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s earnings or losses is included in equity income (loss) from unconsolidated joint venture within the Company’s Combined and Consolidated Statements of Operations.

For the Company’s equity method investment, which has pro rata distribution allocations, net income or loss is allocated between the partners in the joint venture based on their respective stated ownership.
The Company classifies distributions received from its unconsolidated joint venture using the cumulative earnings approach, under which distributions up to the amount of equity in earnings from the joint venture are classified in operating activities and those in excess of that amount are classified in investing activities.
For newly formed or acquired joint ventures, the initial carrying value of investments in unconsolidated joint ventures is based on the amount paid to purchase the joint venture interest, the fair value of assets contributed to the joint venture, or the fair value of the assets prior to the sale of interests in the joint venture.
To the extent that the Company’s cost basis is different from the basis reflected at the joint venture level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company’s share of equity in earnings of the joint venture.
The Company reviews its equity method investment for indicators of impairment. This evaluation considers a number of factors, including but not limited to, the underlying investment property operating performance, general market conditions, or a change in management’s investment strategy. If an equity method investment shows indicators of impairment, the Company evaluates its equity method investments for impairment based on a comparison of the fair value of the equity method investment to its carrying value. When the Company determines a decline in fair value below carrying value of an investment in an unconsolidated joint venture is other-than-temporary, an impairment is recorded. The determination of whether an impairment is other-than-temporary involves significant judgment and considers factors such as:
•
The length of time and extent to which fair value has been below carrying value;

•
The investee’s financial condition, capital structure, and expected future operations; and

•
The estimated future cash flows of the investment’s underlying real estate assets.

These fair values are determined based on discounted cash flow models that include all estimated cash inflows and outflows. These fair values are typically determined using an income approach and/or a market approach (comparable sales model), which rely on certain assumptions by management. Determining the fair value of these investments may involve significant judgment to develop forecasted cash flows which utilize observable and unobservable inputs such as market rates for residents, expense rates, forecasted occupancy, capitalization rates, discount rates, expected capital expenditures, and comparable sales data, among other things.
Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of cash on hand. Restricted cash primarily consists of deposits required by state licensing authorities, including a minimum liquid reserve (“MLR”), and by certain lenders pursuant to the applicable agreement. Restricted cash also includes escrow deposits held for resident fees.
The Company maintains its cash and cash equivalents at financial institutions insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per institution. As the account balances at each institution periodically exceed the FDIC insurance coverage, there is a concentration of credit risk related to amounts in excess of such coverage.
Obligation to Provide Future Services
Under the terms of certain residency and care agreements, the Company is obligated to provide future services to its residents. With the assistance of third-party actuarial experts, the Company calculates the present value of the expected net cost of future services and use of facilities annually and compares that amount with the balance of non-refundable deferred entrance fees and the present value of expected future cash flows. If the present value of the expected net cost of future services and use of the facilities exceeds discounted future cash inflows and the balance of non-refundable deferred entrance fees, an additional liability is recorded (obligation to provide future services and use of facilities) with a corresponding charge to income. The obligation is discounted, based on the expected long-term rate of return on government obligations. As of each of December 31, 2025 and 2024, the Company was not required to recognize an additional liability associated with its obligation to provide future services and use of its facilities.
Income Taxes
Janus Living has elected REIT status and believes it will qualify as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended (the “Code”) commencing with its taxable year ending December 31, 2026. Accordingly, Janus Living will generally not be subject to U.S. federal income tax, provided that it continues to qualify as a REIT and makes distributions to stockholders equal to or in excess of its taxable income. In addition, Janus Living owns several consolidated subsidiaries which have elected REIT status. Janus Living and these consolidated REIT subsidiaries will each be subject to the REIT qualification requirements under the Code. If any REIT fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates and may be ineligible to qualify as a REIT for four subsequent tax years.
The Company is subject to state and local income taxes in some jurisdictions. In certain circumstances the Company may also be subject to federal excise taxes on undistributed income.
Certain activities that the Company has undertaken were conducted by entities that have elected to be treated as taxable REIT subsidiaries (“TRSs”). TRSs are subject to federal, state, and local income taxes. The Company recognizes tax penalties relating to unrecognized tax benefits as additional income tax expense. Interest relating to unrecognized tax benefits is recognized as interest expense.
The Company’s deferred tax assets are netted against deferred tax liabilities of the same jurisdiction on the Combined and Consolidated Balance Sheets. The Company is required to evaluate its deferred tax assets for realizability and recognize a valuation allowance, which is recorded against its deferred tax assets, if it is more likely than not that the deferred tax assets will not be realized. The Company considers all available evidence in its determination of whether a valuation allowance for deferred tax assets is required.
Costs of Acquiring Contracts
The Company pays employees, third-parties, and certain of its operators commissions related to entrance fee sales. As of December 31, 2025 and 2024, the Company had $24 million and $21 million, respectively, of net capitalized commissions within other assets on the Combined and Consolidated Balance Sheets, which are amortized over the estimated stay of the resident.
Advertising Costs
All advertising costs are expensed as incurred and reported within operating expenses on the Combined and Consolidated Statements of Operations. During the years ended December 31, 2025 and 2024, total advertising expense was $10 million and $9 million, respectively.
Debt Issuance Costs
Debt issuance costs related to debt instruments are deferred, recorded as a reduction of the related debt liability, and amortized to interest expense over the remaining term of the related debt liability utilizing the effective interest method.
Segment Reporting
The Company has one operating segment and therefore, one reportable segment, senior housing, based on how its chief operating decision maker (“CODM”) evaluates its business and allocates resources.
Fair Value Measurement
The Company measures and discloses the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:
•
Level 1 — quoted prices for identical instruments in active markets;

•
Level 2 — quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•
Level 3 — fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company measures fair value using a set of standardized procedures that are outlined herein for all assets and liabilities that are required to be measured at fair value. When available, the Company utilizes quoted market prices to determine fair value and classifies such items in Level 1. In instances where a market price is available, but the instrument is in an inactive or over-the-counter market, the Company consistently applies the dealer (market maker) pricing estimate and classifies the asset or liability in Level 2.
If quoted market prices or inputs are not available, fair value measurements are based on valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads, and/or market capitalization rates. Items valued using these valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or Level 3 even though there may be some significant inputs that are readily observable. Internal fair value models and techniques used by the Company include discounted cash flow models. The Company also considers its counterparty’s and own credit risk for derivative instruments and other liabilities measured at fair value. The Company has elected the mid-market pricing expedient when determining fair value.
The carrying amounts of cash and cash equivalents, restricted cash, certain other assets, and certain accounts payable, accrued liabilities, and other liabilities approximate fair value because of the short-term nature of these instruments.
Recent Accounting Pronouncements
Not Yet Adopted
Income Taxes.   In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to provide disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation (using both percentages and reporting currency amounts) of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU 2023-09 are effective for entities other than public business entities for annual periods beginning after December 15, 2025. The amendments may be applied either prospectively or retrospectively. Early adoption is also permitted. The Company expects ASU 2023-09 to require additional disclosures in the Notes to the Combined and Consolidated Financial Statements. The Company does not expect the amendments to have a material impact to its combined and consolidated financial position, results of operations, or cash flows.
Expense Disaggregation.   In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40):

Disaggregation of Income Statement Expenses (“ASU 2024-03”), to address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 requires public companies to provide disaggregated disclosure in tabular format in the notes to financial statements of specific expenses, including but not limited to: (i) employee compensation, (ii) depreciation, and (iii) intangible asset amortization. In January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarifies that the amendments in ASU 2024-03 are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The amendments may be applied either prospectively or retrospectively. Early adoption is also permitted. The Company is evaluating the impact these ASUs will have on its disclosures.
The Company is an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company has elected the option to use the extended transition for new and revised accounting standards provided for EGCs under the JOBS Act, and, accordingly, may adopt such pronouncements on the same schedule as companies that are not issuers.
NOTE 3.   Real Estate
Construction Activities
Capital Expenditures
During the years ended December 31, 2025 and 2024, the Company’s capital expenditure additions were $125 million and $72 million, respectively.
Dispositions of Real Estate
There were no dispositions of real estate during the year ended December 31, 2025. During the three months and year ended December 31, 2024, the Company sold a portfolio comprised of a land parcel and various vacant buildings on certain campuses for $12 million, resulting in total loss on sales of $16 million.
Impairment Charges
During the years ended December 31, 2025 and 2024, the Company did not recognize any impairment charges.
Casualty-Related Charges
During the year ended December 31, 2025, the Company recognized $2 million of casualty- related recoveries related to prior claims for Hurricane Milton. During the year ended December 31, 2024, the Company recognized $32 million of casualty-related charges, which were primarily related to damages as a result of Hurricane Milton. Casualty-related recoveries (charges) are recognized in other income (expense), net in the Combined and Consolidated Statements of Operations. As of December 31, 2025 and 2024, the Company recognized insurance receivables of $12 million and $20 million, respectively, for amounts in excess of the related deductibles (see Note 6).
NOTE 4.   Investment in Unconsolidated Joint Venture
As of December 31, 2025 and 2024, the Company owned a 53.5% interest in the JV that was comprised of 19 senior housing communities and was accounted for under the equity method. The remaining 46.5% interest was held by a sovereign wealth fund (“SWF”). This entity was not consolidated because the Company did not control the joint venture through its voting rights, as major decisions required approval by both joint venture partners and neither the Company, nor its joint venture partner, had kick-out rights. As of December 31, 2025 and 2024, the carrying value of the JV was $313 million and $323 million, respectively.
In January 2026, the Company acquired the remaining 46.5% interest in the JV for $312 million. Soon after the completion of this acquisition in January 2026, the Company entered into operator transition agreements to transition certain of its senior housing properties from Brookdale Senior Living (“Brookdale”) to Ciel Senior Living and Pegasus Senior Living (the “operator transition”). In connection with the operator transition, the Company will be required to pay a termination fee of approximately $2.5 million to Brookdale.
The following table summarizes the Company’s equity method investment (in thousands):
December 31, 2023	$332,693
Distributions	(12,036)
Direct share of equity income (loss)	2,394
Basis difference amortization.	(500)
December 31, 2024	$322,551
Distributions	(13,910)
Direct share of equity income (loss)	4,649
Basis difference amortization.	(581)
December 31, 2025	$312,709
At December 31, 2025 and 2024, the aggregate unamortized basis difference of the Company’s investment in the JV was $3 million and $4 million, respectively, and was primarily attributable to the difference between the amount for which the Company purchased its interest and the historical carrying value of the net assets of the joint venture. The difference is amortized over the remaining useful lives of the related assets and is included in equity income (loss) from unconsolidated joint venture.
For the years ended December 31, 2025 and 2024, the Company determined that the JV was significant under Rule 4-08(g) of Regulation S-X. The following tables include summarized financial information for the JV as of and for the years ended December 31, 2025 and 2024 (in thousands):
	December 31,
	2025	2024
Net real estate	$563,021	$580,396
Other assets	40,539	38,631
Total assets	$603,560	$619,027
Accounts payable, accrued expenses, and other liabilities	$22,607	$20,676
Deferred revenue	2,370	2,457
Total liabilities	$24,977	$23,133
Members’ capital	578,238	595,549
Noncontrolling interests	345	345
Total equity	578,583	595,894
Total liabilities and equity	$603,560	$619,027

	Year Ended December 31,
	2025	2024
Total revenues	$167,176	$161,946
Total costs and expenses	(158,958)	(154,352)
Other income (expense), net	1,505	(2,066)
Income tax benefit (expense)	(993)	(1,011)
Net income(loss)	$8,730	$4,517
Noncontrolling interests’ share in earnings.	(41)	(41)
Net income (loss) attributable to members	$8,689	$4,476
The Company’s direct share of net income (loss)	4,649	2,394
Basis difference amortization	(581)	(500)
Equity income (loss) from unconsolidated joint venture	$4,068	$1,894
NOTE 5.   Intangible Assets and Goodwill
Intangible assets consist of in-place resident contract intangibles that were recognized upon acquiring 100% interest in the related properties. The following table summarizes the Company’s intangible assets (dollars in thousands):
	December 31,
Intangible assets	2025	2024
Gross in tangible assets	$281,356	$336,678
Accumulated amortization	(254,686)	(261,717)
In tangible assets	$26,670	$74,961
Weighted average remaining amortization period in years	1	2
During the years ended December 31, 2025 and 2024, depreciation and amortization expense related to amortization of intangible assets was $48 million and $53 million, respectively.
The following table summarizes the estimated annual amortization for each of the five succeeding fiscal years and thereafter (in thousands):
Depreciation and Amortization
2026	$22,689
2027	3,981
2028	—
2029	—
2030	—
Thereafter	—
$26,670
Goodwill
At each of December 31, 2025 and 2024, the Company had goodwill of $4 million. This goodwill balance represents the historical basis recognized by the Parent that is attributable to the Company. During each of the years ended December 31, 2025 and 2024, the fair value of the Company’s reporting unit was greater than the carrying value, including the related goodwill, and as a result, no impairment charges were recognized.

NOTE 6.   Other Assets
The following table summarizes the Company’s other assets (in thousands):
	December 31,
	2025	2024
Entrance fee receivables (see Note 9)	$73,376	$61,273
Prepaid and other assets	48,690	41,421
Insurance receivables (see Note 3)	12,491	19,835
Other assets	$134,557	$122,529
NOTE 7.   Debt
Mortgage Debt
At December 31, 2025 and 2024, the Company had $102 million and $105 million, respectively, in aggregate principal of fixed rate mortgage debt outstanding. At December 31, 2025 and 2024, this mortgage debt was secured by two properties with an aggregate carrying value of $242 million and $236 million, respectively.
Mortgage debt requires monthly principal and interest payments, is collateralized by real estate assets, and is non-recourse. Mortgage debt requires (i) maintenance of the assets in good condition, (ii) operation and licensure of the assets as senior housing facilities, (iii) insurance on the assets, (iv) payment of real estate taxes, (v) restricts transfer of the encumbered assets and repayment of the loan, and (vi) prohibits additional liens. The Company was in compliance with these requirements as of December 31, 2025 and 2024. Additionally, there are no financial covenants for the Company’s mortgage debt.
During each of the years ended December 31, 2025 and 2024, the Company made aggregate principal repayments of mortgage debt of $3 million.
Debt Maturities
The following table summarizes the Company’s stated debt maturities and scheduled principal repayments at December 31, 2025 (dollars in thousands):
Mortgage Debt
Year	Amount	Interest Rate(1)
2026	$102,011	3.5%
2027	—	—%
2028	—	—%
2029	—	—%
2030	—	—%
Thereafter	—	—%
102,011
Premiums, (discounts), and debt issuance costs, net	677
$102,688

(1)
Represents the weighted-average effective interest rate as of the end of the applicable period, including amortization of debt premiums (discounts) and debt issuance costs. These effective interest rates range from 3.4% to 3.6%, with a weighted average effective interest rate of 3.5%, and a weighted average maturity of approximately one year.

In January 2026, the Company made a $103 million early full repayment of its mortgage debt with original maturities in December 2026, inclusive of prepayment penalties of $1 million.

Additionally, as of December 31, 2025, the Company had ten outstanding letters of credit obligations totaling $1 million.
NOTE 8.   Accounts Payable, Accrued Liabilities, and Other Liabilities
The following table summarizes the Company’s accounts payable, accrued liabilities, and other liabilities (in thousands):
	December 31,
	2025	2024
Refundable entrance fees	$221,147	$236,563
Other accounts payable and accrued liabilities.	57,024	68,924
Accrued construction costs	6,039	5,961
Accounts payable, accrued liabilities, and other liabilities	$284,210	$311,448
NOTE 9.   Deferred Revenue
The following table summarizes the Company’s deferred revenue (in thousands):
	December 31,
	2025	2024
Non-refundable entrance fees	$669,528	$615,723
Other deferred revenue	3,479	1,031
Deferred revenue	$673,007	$616,754
The opening and closing balances of non-refundable entrance fees were as follows (in thousands):
Opening balance – December 31, 2023	$562,026
Additions	142,692
Amortization(1)	(88,995)
Closing balance – December 31, 2024	$615,723
Additions	152,717
Amortization(1)	(98,912)
Closing balance – December 31, 2025	$669,528

(1)
Amortization of non-refundable entrance fees is included within resident fees and services on the Combined and Consolidated Statements of Operations.

As of December 31, 2025 and 2024, the weighted average remaining length of stay based on the unamortized non-refundable entrance fee balance of the Company’s in-place residents was 8 years and 9 years, respectively.
Entrance Fee Receivables
For certain residents that qualify, the Company may offer to provide a deferral of the upfront cash entrance fee requirements so that they are able to move into a community while still continuing the process of selling their previous home. These entrance fee receivables are due upon sale of the resident’s previous home. The following table summarizes the Company’s entrance fee receivables, which are recognized in other assets on the Combined and Consolidated Balance Sheets (in thousands):
Opening balance – December 31, 2023	$42,733
Current year deferrals provided	91,508
Receipts applied to entrance fee commitments	(72,968)
Closing balance – December 31,2024	$61,273
Current year deferrals provided	99,960
Receipts applied to entrance fee commitments	(87,857)
Closing balance – December 31, 2025	$73,376
NOTE 10.   Commitments and Contingencies
Minimum Liquid Reserve
State licensing authorities require the Company to maintain MLR balances in escrow accounts based upon certain financial calculations. This requirement mitigates the risk of a community failure, whereby the Company would be obligated to repay the balance of entrance fees to its residents. The reserve balances required by these state licensing authorities at December 31, 2025 was $95 million, which was met through $43 million of restricted cash held in escrow and $52 million of promissory notes. These promissory notes are issued between the Company and certain of its operating subsidiaries, which represents intercompany activity that is eliminated in the Combined and Consolidated Financial Statements.
Legal Proceedings
From time to time, the Company is a party to legal proceedings, lawsuits and other claims that arise in the ordinary course of the Company’s business. These matters typically relate to the following, among others, and include matters that pertain to operators’ management of the Company’s communities: (i) premises liability and other personal injury claims; (ii) resident care and professional liability matters, including allegations relating to quality of care, neglect, or violation of applicable health and safety regulations; and (iii) contract disputes with residents, service providers, or vendors. Many of these claims are covered, in whole or in part, by insurance policies maintained by the Parent, as further described below, subject to self-insured retentions, deductibles, and policy limits.
The Company monitors and evaluates all pending matters in consultation with legal counsel, risk management, insurance professionals, and its operators. The Company is not aware of any legal proceedings or claims that it believes may have, individually or taken together, a material effect on the Company’s financial condition, results of operations, or cash flows. The Company’s policy is to expense legal costs as they are incurred.
Management Agreement
The Company has long-term management agreements with its operators under which base management fees and incentive management fees are payable to these operators if operating results exceed pre-established thresholds. Conversely, there are also provisions in the management agreements that reduce management fees payable to these operators if operating results do not meet certain pre-established thresholds. Out-of-pocket expenses incurred on behalf of the Company by operators are subject to reimbursement from the Company. During the years ended December 31, 2025 and 2024, the Company incurred management fees of $24 million and $21 million, respectively, which are recognized in operating expenses on the Combined and Consolidated Statements of Operations.
Environmental Costs
Various environmental laws govern certain aspects of the ongoing management and operation of the Company’s facilities, including those related to presence of asbestos-containing materials. The presence of, or the failure to manage and/or remediate, such materials may adversely affect the occupancy and performance of the Company’s facilities. The Company monitors its properties for the presence of such hazardous or toxic substances and is not aware of any environmental liability with respect to the properties that would have a material effect on the Company’s business, financial condition, or results of operations. The Company carries environmental insurance and believes that the policy terms, conditions, limitations, and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage, and current industry practice.
General Uninsured Losses
The Parent maintains, on behalf of the Company, various types of insurance to mitigate the impact of property, business interruption, liability (including claims arising from injuries to residents, patients, visitors, and professional service providers), workers’ compensation, flood, windstorm, earthquake, environmental, cyber, and terrorism related losses. The Parent attempts to obtain appropriate policy terms, conditions, limits, and deductibles considering the relative risk of loss, the cost of such coverage, and current industry practice. There are, however, certain types of extraordinary losses, such as those due to acts of war or other events that may be either uninsurable or not economically insurable. In addition, the Company has properties that may be exposed to earthquake, flood, and windstorm occurrences for which the related insurances carry high deductibles and have limits.
The Parent also maintains, on behalf of the Company, property insurance for all of its properties, including separate general and professional liability insurance for its consolidated properties and properties owned by the JV. Additionally, the Parent’s corporate general liability insurance program also extends coverage for all of its properties beyond the aforementioned. The Parent periodically reviews whether it or its operators will bear responsibility for maintaining the required insurance coverage for the applicable consolidated properties and properties owned by the JV, but the costs of such insurance are facility expenses paid from the revenues of those properties, regardless of who maintains the insurance.
NOTE 11.    Fair Value Measurements
The table below summarizes the carrying amounts and fair values of the Company’s financial instruments either recorded or disclosed on a recurring basis (in thousands):
	December 31, 2025(1)		December 31, 2024(1)
	Carrying Value	Fair Value(2)	Carrying Value	Fair Value(2)
Mortgage debt	$102,688	$100,658	$106,247	$100,181

(1)
During the years ended December 31, 2025 and 2024, there were no material transfers of financial assets or liabilities within the fair value hierarchy.

(2)
Level 2: Mortgage debt is classified as Level 2 in the fair value hierarchy. The fair value of mortgage debt is based on standardized pricing models in which significant inputs or value drivers are observable in active markets.

NOTE 12.   Revenue Recognition
Disaggregation of Resident Fees and Services Revenue
The following tables disaggregate the Company’s resident fees and services according to whether such revenue relates to amortization of non-refundable entrance fees, room and board, or ancillary and other services (in thousands):
	Year Ended December 31,
	2025		2024
	Amount	Percent of Total	Amount	Percent of Total
Room and board	$488,366	80.8%	$463,938	81.6%
Non-refundable entrance fee amortization	98,912	16.4%	88,995	15.7%
Ancillary and other services	16,711	2.8%	15,542	2.7%
Total resident fees and services	$603,989	100.0%	$568,475	100.0%
Room and board and non-refundable entrance fee amortization are recognized over time, or approximately one month and expected stay of the resident, respectively. Ancillary and other services are recognized at a point in time, as services are delivered.
Accounts Receivable, net
The opening and closing balances of accounts receivable, net were as follows (in thousands):
Opening balance – December 31, 2023	$19,970
Closing balance – December 31, 2024	19,697
Change	$(273)
Opening balance – December 31, 2024	$19,697
Closing balance – December 31, 2025	19,431
Change	$(266)
The following is a summary of the Company’s adjustments to allowances for credit losses (in thousands):
Opening balance – December 31, 2023	$2,282
Additional allowance	2,494
Write-offs, recoveries, and other adjustments	(2,533)
Closing balance – December 31, 2024	$2,243
Opening balance – December 31, 2024	$2,243
Additional allowance	2,269
Write-offs, recoveries, and other adjustments	(2,494)
Closing balance – December 31, 2025	$2,018
NOTE 13.   Segment Disclosures
The Company has one operating segment, senior housing, based on how its CODM, the President and Chief Executive Officer, assesses performance and allocates resources. The Company’s reportable segment, as determined in accordance with ASC 280, Segment Reporting, is the same as its operating segment. The accounting policies of the senior housing segment are the same as those described in the Company’s Summary of Significant Accounting Policies (see Note 2).
The CODM evaluates performance based on net income (loss) as reported on the Company’s Combined and Consolidated Statements of Operations as it provides a comprehensive indication of overall results of operations.

Segment assets consist of real estate assets and intangible assets. Non-segment assets consist of corporate non-segment assets. Corporate non-segment assets consist primarily of corporate assets, including cash and cash equivalents, restricted cash, accounts receivable, and other assets. Reportable segment asset information is not provided to the CODM as the CODM does not use segment asset information to evaluate the business and allocate resources.
The following table presents significant segment expenses and net income (loss) for the years ended December 31, 2025 and 2024 (in thousands):
	Year Ended December 31,
	2025	2024
Resident fees and services	$603,989	$568,475
Compensation and property management	(287,758)	(278,881)
Food	(27,263)	(26,513)
Real estate taxes	(15,937)	(15,472)
Repairs and maintenance	(20,212)	(18,373)
Utilities	(23,602)	(22,309)
Other segment items(1)	(74,151)	(68,895)
Depreciation and amortization	(126,356)	(137,186)
General and administrative	(10,549)	(11,921)
Interest expense	(3,797)	(3,942)
Transaction costs	(1,607)	—
Gain (loss) on sales of real estate, net	—	(16,413)
Other income (expense), net	863	(32,417)
Income tax benefit (expense)	(11,339)	11,490
Equity income (loss) from unconsolidated joint venture	4,068	1,894
Net income (loss)	$6,349	$(50,463)

(1)
Other segment items include: (i) cleaning and supplies, (ii) insurance, (iii) marketing, and (iv) other expenses.

NOTE 14.   Income Taxes
The Parent has elected to be taxed as a REIT under the applicable provisions of the Code beginning with the year ended December 31, 1985 and Janus Living has elected REIT status. Certain of the entities combined and consolidated within the Company have elected to be treated as TRSs (the “TRS entities”), which are subject to federal and state income taxes. Entities other than TRS entities are also subject to state and local income taxes.
The total income tax benefit (expense) consists of the following components (in thousands):
	December 31,
	2025	2024
Current
Federal	$(1,674)	$(688)
State	(737)	(680)
Total current	$(2,411)	$(1,368)

	December 31,
	2025	2024
Deferred
Federal	$(6,852)	$7,183
State	(2,076)	5,675
Total deferred	$(8,928)	$12,858
Total income tax benefit (expense)	$(11,339)	$11,490

The following table reconciles income tax benefit (expense) at statutory rates to actual income tax benefit (expense) recorded for the years ended December 31, 2025 and 2024 (in thousands):
	Year Ended December 31,
	2025	2024
Tax at statutory rate on earnings before income taxes and noncontrolling interest	$(4,052)	$13,010
State income tax benefit (expense), net of federal tax	(2,128)	205
Gross receipts and margin taxes	(129)	(124)
Change in valuation allowance for deferred tax assets	—	10,811
Tax at statutory rate on earnings not subject to federal income taxes	(5,552)	(12,128)
Other	522	(284)
Total income tax benefit (expense)	$(11,339)	$11,490
The tax effects of temporary differences and carryforwards included in the net deferred tax assets are summarized as follows (in thousands):
	December 31,
	2025	2024
Deferred tax assets:
Deferred revenue	$93,491	$92,699
Net operating loss carryforward	37,464	46,438
Expense accruals	13,427	12,878
Other	—	35
Total deferred tax assets	$144,382	$152,050
Valuation allowance	—	—
Deferred tax assets, net of valuation allowance	$144,382	$152,050
Deferred tax liabilities:
Real estate	$(37,308)	$(35,962)
Other	—	(86)
Deferred tax liabilities	$(37,308)	$(36,048)
Net deferred tax assets	$107,074	$116,002
The Company records a valuation allowance against deferred tax assets in certain jurisdictions when it is not more likely than not that it can realize the related deferred tax assets. The deferred tax asset valuation allowance is adequate to reduce the total deferred tax assets to an amount that the Company estimates will “more-likely-than-not” be realized. As of December 31, 2023, the Company had a valuation allowance against certain senior housing deferred tax assets generated by net operating losses (“NOLs”) of its TRS entities. During the year ended December 31, 2024, the Company completed a merger of certain TRS entities and as a result, reversed the deferred tax asset valuation allowance and recognized a corresponding income tax benefit. Therefore, as of December 31, 2025 and 2024, no deferred tax asset valuation allowance has been recognized.

At December 31, 2025, the Company had an NOL carryforward of $140 million related to the TRS entities, all of which may be carried forward indefinitely.
As of January 1, 2024 and for the years ended December 31, 2025 and 2024, the Company had no unrecognized tax benefits or related interest or penalties.
The Parent has filed numerous U.S. federal, state, and local income and franchise tax returns. The Parent is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years prior to 2022.
NOTE 15.   Supplemental Cash Flow Information
The following table provides supplemental cash flow information (in thousands):
	Year Ended December 31,
	2025	2024
Supplemental cash flow information:
Interest paid	$4,543	$3,220
Income taxes paid (refunded), net	1,172	3,054
Supplemental schedule of non-cash investing and financing activities:
Accrued construction costs	6,039	5,961
The following table summarizes cash, cash equivalents, and restricted cash (in thousands):
	December 31,
	2025	2024
Beginning of period:
Cash and cash equivalents	$18,777	$26,504
Restricted cash	60,289	50,442
Cash, cash equivalents, and restricted cash	$79,066	$76,946
End of period:
Cash and cash equivalents	$19,652	$18,777
Restricted cash	64,609	60,289
Cash, cash equivalents, and restricted cash	$84,261	$79,066
NOTE 16.   Concentration of Credit Risk
Concentrations of credit risk arise when one or more residents, operators, or obligors related to the Company’s investments are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors its portfolio to assess potential concentrations of credit risks.
The following table provides information regarding the Company’s concentrations with respect to certain states and operators; the information provided is presented as percentages of the Company’s total gross real estate assets and revenues:

	Percentage of Gross Real Estate Assets		Percentage of Total Revenues
	December 31,		Year Ended December 31,
Concentration	2025	2024	2025	2024
State:
Florida	68	68	64	65
Pennsylvania	15	16	16	16
Operator:
LCS	86	86	84	84
Sunrise	14	14	16	16
There is no resident concentration in resident fees and services because the related agreements are with individual residents.
For the years ended December 31, 2025 and 2024, the Company’s largest property, Freedom Plaza Sun City in Tampa, Florida, represented 9.4% and 9.7% of total revenues, respectively. As of December 31, 2025 and 2024, Freedom Plaza Sun City represented 11.0% and 11.2% of gross real estate assets, respectively.
For each of the years ended December 31, 2025 and 2024, Medicare and Medicaid represented 16% and 2%, respectively, of total revenues.
NOTE 17.   Subsequent Events
The Company has evaluated subsequent events through February 27, 2026, the date its financial statements were issued, except for the effects of the formation transactions and the IPO discussed in Note 1 to the financial statements, as to which the date is May 21, 2026. There were no subsequent events other than those described in the Notes to these Combined and Consolidated Financial Statements.
NOTE 18.   Subsequent Events (Unaudited)
The Company has further evaluated subsequent events from February 27, 2026 through May 21, 2026, the date its financial statements were reissued, noting the following: In March 2026, the Company acquired: (i) a portfolio of two senior housing communities in Atlanta, Georgia for $240 million, (ii) a portfolio of three senior housing communities in Orlando, Florida for $121 million, and (iii) one senior housing community in Seattle, Washington for $41 million, and in May 2026, the Company acquired one senior housing community in Tucson, Arizona for $52 million. Additionally, on May 7, 2026, the Company’s Board of Directors declared a pro rata quarterly common stock cash dividend of $0.0174 per share for the first quarter of 2026 and a quarterly common stock cash dividend of $0.1425 per share for the second quarter of 2026, each payable on June 24, 2026 to stockholders of record as of the close of business on June 12, 2026.

Schedule III: Real Estate and Accumulated Depreciation
(in thousands)
	City	State	Encumbrances at December 31, 2025	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition(2)	Grsoss Amount at Which Carried As of December 31, 2025			Accumulated Depreciation(4)	Year Constructed(5)	Year Acquired(6)
				Land and Improvements	Buildings and Improvements(1)		Land and Improvements	Buildings and Improvements	Total(3)
AL7216	Birmingham	AL	$—	$6,193	$32,146	$11,006	$6,755	$42,590	$49,345	$(11,625)	1991	2020
FL7217	Bradenton	FL	—	5,216	88,090	47,873	6,116	135,063	141,179	(32,469)	1985	2020
FL7209	Clearwater	FL	62,286	6,680	132,521	33,242	7,589	164,854	172,443	(31,781)	1991	2020
FL7210	Jacksonville	FL	—	19,660	167,860	33,463	21,459	199,524	220,983	(46,342)	1989	2020
FL7208	Leesburg	FL	—	8,941	65,698	32,223	9,867	96,995	106,862	(23,095)	1990	2020
FL7207	Port Charlotte	FL	—	5,344	159,612	25,638	7,171	183,423	190,594	(36,337)	1987	2020
FL7211	Seminole	FL	40,402	14,080	77,485	21,066	15,052	97,579	112,631	(18,068)	1990	2020
FL7212	Seminole	FL	—	13,038	116,819	24,472	13,902	140,427	154,329	(30,835)	1982	2020
FL7202	Sun City Center	FL	—	25,254	175,535	36,428	26,990	210,227	237,217	(55,052)	1992	2020
FL7218	The Villages	FL	—	6,311	113,061	21,813	7,095	134,090	141,185	(31,191)	2009	2020
MA5349	Cambridge	MA	—	6,841	—	—	6,841	—	6,841	—	—	2021
MI7201	Holland	MI	—	1,572	88,960	16,153	2,149	104,536	106,685	(22,859)	1991	2020
PA7215	Coatesville	PA	—	12,949	126,243	26,200	13,833	151,559	165,392	(32,032)	1998	2020
PA7205	Haverford	PA	—	16,461	108,816	41,037	16,461	149,853	166,314	(63,317)	1989	2006
TX7213	Spring	TX	—	3,210	30,085	15,534	3,601	45,228	48,829	(9,687)	2008	2020
VA7206	Fort Belvoir	VA	—	11,594	99,528	27,010	11,594	126,538	138,132	(60,607)	1990	2006
			$102,688	$163,344	$1,582,459	$413,158	$176,475	$1,982,486	$2,158,961	$(505,297)

(1)
Assets with no initial buildings and improvements costs represent land held for development.

(2)
Includes adjustments for impairments, disposals, casualty events, and costs capitalized subsequent to acquisition.

(3)
As of December 31, 2025, the aggregate gross cost of property included above for federal income tax purposes was approximately $2.4 billion.

(4)
Buildings and improvements are depreciated over useful lives ranging from five to 40 years.

(5)
Year of original construction.

(6)
Year acquired from a third-party or year the Company acquired a controlling interest.

A summary of activity for real estate and accumulated depreciation is as follows (in thousands):
	Year Ended December 31,
	2025	2024
Real estate:
Balances at beginning of year	$2,034,552	$2,036,649
Acquisition of real estate and development and improvements	124,679	71,710
Dispositions of real estate	—	(30,331)
Casualty impairments	—	(41,756)
Other(1)	(270)	(1,720)
Balances at end of year	$2,158,961	$2,034,552

	Year Ended December 31,
	2025	2024
Accumulated depreciation:
Balances at beginning of year	$429,905	$356,263
Depreciation expense	78,065	84,126
Dispositions of real estate	—	(4,060)
Casualty impairments	—	(5,602)
Other(1)	(2,673)	(822)
Balances at end of year	$505,297	$429,905

(1)
Primarily represents real estate and accumulated depreciation related to fully depreciated assets.

16,000,000 Shares
Janus Living, Inc.
Class A-1 Common Stock

PROSPECTUS

Lead Book-Running Managers
BofA Securities
J.P. Morgan
Wells Fargo Securities
Bookrunners
BNP PARIBAS
Credit Agricole CIB
Mizuho
Morgan Stanley
RBC Capital Markets
Scotiabank
Truist Securities
Co-Managers
BTIG
Citizens Capital Markets
Huntington Capital Markets
M&T Securities
Ramirez & Co., Inc.
Raymond James
Roberts & Ryan
SMBC Nikko
August 10, 2026